UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-39510

STEPSTONE GROUP INC.
(Exact name of Registrant as specified in its charter)

Delaware	**84-3868757**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
450 Lexington Avenue, 31st Floor	
New York, NY	**10017**
(Address of principal executive offices)	**(Zip Code)**

(212) 351-6100
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.001 par value per share	STEP	The Nasdaq Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Class A common stock held by non-affiliates of the registrant on September 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $1,195.5 million, based on the closing price of $24.51 as reported by the Nasdaq Stock Market. As of May 23, 2023, there were 62,834,791 shares of the registrant's Class A common stock and 46,420,141 shares of the registrant's Class B common stock, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement relating to its 2023 annual meeting of stockholders (the "2023 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2023 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

Table of Contents

This Annual Report on Form 10-K ("Form 10-K") includes certain information regarding the historical investment performance of our focused commingled funds and separately managed accounts. An investment in shares of our Class A common stock is not an investment in any StepStone Fund (as defined below). The StepStone Funds are separate, distinct legal entities that are not our subsidiaries. In the event of our bankruptcy or liquidation, you will have no claim against the StepStone Funds. In considering the performance information relating to the StepStone Funds contained herein, current and prospective Class A common stockholders should bear in mind that the performance of the StepStone Funds is not indicative of the possible performance of shares of our Class A common stock and also is not necessarily indicative of the future results of the StepStone Funds, even if fund investments were in fact liquidated on the dates indicated, and we cannot assure you that the StepStone Funds will continue to achieve, or that future StepStone Funds will achieve, comparable results.

Unless otherwise indicated or the context otherwise requires:

• "**StepStone Group Inc.**" or "**SSG**" refers solely to StepStone Group Inc., a Delaware corporation, and not to any of its subsidiaries;

• the "**Partnership**" refers solely to StepStone Group LP, a Delaware limited partnership, and not to any of its subsidiaries;

• "**General Partner**" refers to StepStone Group Holdings LLC, a Delaware limited liability company, and the sole general partner of the Partnership;

• "**we**," "**us**," "**our**," the "**Company**," "**our company**," "**StepStone**" and similar terms refer to SSG and its consolidated subsidiaries, including the Partnership, following the Reorganization and IPO (each as defined below) and to the Partnership and its consolidated subsidiaries prior to the Reorganization and IPO;

• "**StepStone Funds**" or "**our funds**" refer to our focused commingled funds and our separately managed accounts, including acquired Greenspring funds, for which we act as both investment adviser and general partner or managing member;

• references to the "**Greenspring acquisition**" refer to the acquisition of Greenspring Associates, Inc. and certain of its affiliates ("**Greenspring**") that was completed on September 20, 2021;

• references to "**FY**," "**fiscal**" or "**fiscal year**" are to the fiscal year ended March 31 of the applicable year;

• references to the "**Reorganization**" refer to the series of transactions immediately before the Company's initial public offering ("**IPO**"), which was completed on September 18, 2020;

• references to "**private markets allocations**" or "**total capital responsibility**" refer to the aggregate amount of our assets under management **("AUM")** and our assets under advisement **("AUA")**;

• references to "**high-net-worth**" individuals refer to individuals with net worth of over $5 million, excluding primary residence;

• references to "**mass affluent**" individuals refer to individuals with annual income over $200,000 or net worth between $1 million and $5 million, excluding primary residence; and

• references to "**Consolidated Funds**" refer to the StepStone Funds that we are required to consolidate as of the applicable reporting period.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are owned by us or licensed by us. We also own or have the rights to copyrights that protect the content of our solutions. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Form 10-K are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, trade names and copyrights.

FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact, including statements regarding guidance, industry prospects or future results of operations or financial position made in this Form 10-K are forward-looking. We use words such as "anticipate," "believe," "continue," "estimate," "expect," "future," "intend," "may," "plan" and "will" and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current plans, estimates and expectations and are inherently uncertain. The inclusion of any forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated will be achieved. Forward-looking statements are subject to various risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, global and domestic market and business conditions, our successful execution of business and growth strategies and regulatory factors relevant to our business, as well as assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity and the risks and uncertainties described in greater detail under "Risk Factors" included in Part I, Item 1A of this Form 10-K. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this Form 10-K and in our other periodic filings. We undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

RISK FACTOR SUMMARY

The following is a summary of the risk factors associated with the Company. You should read this summary together with a more detailed description of these risks in the "Risk Factors" section of this Annual Report on Form 10-K and in other filings that we make from time to time with the SEC.

We are subject to risks related to our business, including risks related to: (i) the identification and availability of suitable investment opportunities for our clients; (ii) poor investment performance; (iii) investments we make on behalf of clients or we recommend to our clients not correlating with performance of an investment in our Class A common stock; (iv) competition for access to investment funds and other investments; (v) ability of third-party clients to remove us as the general partner and to terminate the investment period under certain circumstances; (vi) our ability to retain our senior leadership team and attract additional qualified investment professionals; (vii) our failure to appropriately manage conflicts of interest; (viii) obligations to clients and other third parties that may conflict with stockholders' interests; (ix) increases in interest rates or decreases in the availability of credit may affect the StepStone Funds' ability to achieve attractive rates of return due to dependence on leverage by certain funds and portfolio companies; (x) StepStone Funds clients with commitment-based structures not satisfying their contractual obligation to fund capital calls when requested; (xi) compliance with investment guidelines set by clients; (xii) subjective valuation methodologies; (xiii) our ability to maintain our desired fee structure; (xiv) having to pay back "clawback" or "contingent repayment" obligations if and when they are triggered under the governing agreements of our funds; (xv) investments in relatively high-risk, illiquid assets; (xvi) undiversified investments; (xvii) banking system volatility; (xviii) investments in funds and companies that we do not control; (xix) risk management strategies and procedures; (xx) due diligence we undertake in connection with investments; (xxi) restrictions on our ability to collect and analyze data regarding our clients' investments; (xxii) dependence on the reliability of our proprietary data and technology platforms and other data processing systems; (xxiii) a compromise or corruption of our systems or that of our vendors containing confidential information; (xxiv) cybersecurity risks; (xxv) employee misconduct; (xxvi) our professional reputation and legal liability; (xxvii) our non-U.S. operations; (xxviii) investments of the StepStone Funds in certain jurisdictions that may be subject to heightened risks relative to investments in other jurisdictions; (xxix) revenues from our real estate asset class being subject to the risks inherent in the ownership and operation of real estate and the construction and development of real estate; (xxx) the exposure of our real estate asset class to commercial real estate values and commercial real estate loans; (xxxi) investments we make on behalf of clients or we recommend to our clients in infrastructure assets; (xxxii) the substantial growth of our business in recent years that may be difficult to sustain; (xxxiii) entering into new lines of business; (xxxiv) acquisitions of new businesses or assets; (xxxv) current or future indebtedness; and (xxxvi) using custodians, counterparties, administrators and other agents.

We are subject to risks related to our industry, including risks related to: (i) intense competition; (ii) difficult or volatile market conditions; (iii) a major public health crisis, including a resurgence of the COVID-19 pandemic; (iv) operating in a heavily regulated industry; (v) evolving laws and government regulations; (vi) future changes to tax laws or our effective tax rate; (vii) potentially being required to pay additional taxes because of the new U.S. federal partnership audit rules and potentially also state and local tax rules; (viii) federal, state and foreign anti-corruption and sanctions laws; (ix) regulation of investment advisers outside the United States; and (x) increasing scrutiny from institutional clients with respect to environmental, social and governance ("ESG") costs of investments made by the StepStone Funds.

We are subject to risks related to our organizational structure, including risks related to: (i) relying on exemptions from certain governance requirements as a "controlled company" within the meaning of the Nasdaq Global Select Market listing standards and, therefore, not affording same protections to our stockholders as those afforded to stockholders of non-controlled companies; (ii) SSG's dependence on distributions from the Partnership to pay any dividends, if declared, taxes and other expenses, including payments under the Tax Receivable Agreements; (iii) the IRS potentially challenging the tax basis step-ups and other tax benefits we receive in connection with our IPO and the related transactions and in connection with additional acquisitions of Partnership units; (iv) in certain circumstances, acceleration and/or significant excess of payments due under each Tax Receivable Agreement, as compared to the actual tax benefits, if any, that SSG actually realizes; (v) potentially substantial distributions to us and the existing partners of the Partnership that the Partnership will be required to make in certain circumstances; (vi) funding withholding tax upon certain exchanges of Class B units into shares of Class A common stock by non-U.S. holders; (vii) tax and other liabilities attributable to our pre-IPO investors as a result of certain reorganization transactions; (viii) SSG not being permitted to deduct its distributive share of compensation expense pursuant to regulations issued under Section 162(m) of the Code to the extent that the compensation was paid by the Partnership to certain of SSG's covered employees; (ix) being deemed an "investment company" under the Investment Company Act of 1940 as a result of our ownership of the Partnership or the General Partner; (x) a change of control of our company, including the effect of a "Sunset" on our voting structure; (xi) conflicts arising from members of our senior leadership team holding their economic interest through other entities; (xii) our reliance on our equity ownership, governance rights and other contractual arrangements to control certain of our consolidated subsidiaries that are not wholly owned; (xiii) the disparity in the voting rights among the classes of our common stock and inability of the holders of our Class A common stock to influence decisions submitted to a vote of our stockholders; (xiv) distributions made by the Partnership and limits on our ability to use the cash we receive in such distributions; (xv) the dual class structure of our common stock; and (xvi) our ability to pay dividends to stockholders.

We are subject to general risks, including risks related to: (i) the fact that the market price of our Class A common stock has been volatile; (ii) anti-takeover provisions in our charter documents and under Delaware law; and (iii) our forum selection provisions.

Item 1. Business.

Our Company

We are a global private markets investment firm focused on providing customized investment solutions and advisory, data and administrative services to our clients. Our clients include some of the world's largest public and private defined benefit and defined contribution pension funds, sovereign wealth funds and insurance companies, as well as prominent endowments, foundations, family offices and private wealth clients, which include high-net-worth and mass affluent individuals. We partner with our clients to develop and build private markets portfolios designed to meet their specific objectives across the private equity, infrastructure, private debt and real estate asset classes. These portfolios utilize several types of synergistic investment strategies with third-party fund managers, including commitments to funds ("primaries"), acquiring stakes in existing funds on the secondary market ("secondaries") and investing directly into companies ("co-investments"). As of March 31, 2023, we were responsible for $621 billion of total capital, including $138 billion of AUM and $482 billion of AUA.

We were founded in 2007 to address the evolving needs of investors focused on private markets, reflecting a number of converging themes:

- increasing investor desire for exposure and allocations to the private markets;

- rising complexity within private markets driven by proliferation of fund managers and specialized strategies;

- global nature of private markets asset classes and their participants; and

- need for customized solutions as investors' size, sophistication and allocations to private markets investments increased.

We set out to build a firm that would be tailored to meet this new market environment, and differentiated from the fund-of-funds and adviser-only models in existence at the time. We have focused on an integrated, full-service approach to private markets solutions with research depth as our core pillar of strength.

We believe our success and growth since our founding has been driven by our continued focus on providing a high level of service, tailored to our clients' evolving needs, through:

- *Our focus on customization*. By leveraging our expertise across the private markets asset classes, investment strategies and commercial structures, we help our clients build customized portfolios that are designed to meet their specific objectives in a cost effective way.

- *Our global-and-local approach*. With offices in 25 cities across 15 countries on five continents, we have built a global operating platform, organically and via acquisition, with strong local teams that possess valuable regional insights and deep-rooted relationships. This allows us to combine the advantages of having a knowledgeable on-the-ground presence with the benefits of operating as a global organization.

- *Our multi-asset class expertise*. We operate at scale across the private markets asset classes—private equity, infrastructure, private debt and real estate. We believe this multi-asset class expertise positions us well to compete for, win and execute tailored and complex investment solutions.

- *Our proprietary data and technology*. Our proprietary data and technology platforms, including StepStone Private Markets Intelligence ("SPI"), our private markets intelligence database, Omni, our performance monitoring software, and Pacing, our portfolio cash flow, investment allocation and liquidity forecasting tool provide valuable information advantages, enhance our private markets insight, improve operational efficiency and facilitate portfolio monitoring and reporting functions. These benefits accrue to our clients and to us.

- *Our large and experienced team*. Since our inception, we have focused on recruiting and retaining the best talent. As of March 31, 2023, 95 partners led the firm, with an average of nearly 20 years of investment or industry experience. As of March 31, 2023, we had 956 total employees, including 322 investment professionals and 634 employees across our operating team and implementation teams dedicated to sourcing, executing, analyzing and monitoring private markets opportunities.

We believe our scale and position in private markets provide us a distinct competitive advantage with our clients and fund managers. As we grow our client relationships, we are able to allocate additional capital, which allows us to expand our fund manager relationships, resulting in access to additional investment opportunities and data. This, in turn, helps us make better investment decisions and generate better returns, thereby attracting new clients and investment opportunities.

During the year ended March 31, 2023, we reviewed over 3,600 investment opportunities and conducted approximately 4,900 meetings with fund managers across multiple geographies and all four asset classes. During the 12 months ended December 31, 2022, we allocated approximately $80 billion in capital to private markets on behalf of our clients, excluding legacy funds, feeder funds and research-only, non-advisory services.

We have a flexible business model whereby many of our clients engage us for solutions across multiple asset classes and investment strategies. Our solutions are typically offered in the following commercial structures:

- *Separately managed accounts ("SMAs")*. Owned by one client and managed according to their specific preferences, SMAs integrate a combination of primaries, secondaries and co-investments across one or more asset classes. SMAs are meant to address clients' specific portfolio objectives with respect to return, risk tolerance, diversification and liquidity. SMAs, including directly managed assets, comprised $82 billion of our AUM as of March 31, 2023.

- *Focused commingled funds*. Owned by multiple clients, our focused commingled funds deploy capital in specific asset classes with defined investment strategies. Focused commingled funds comprised $43 billion of our AUM as of March 31, 2023.

- *Advisory, data and administrative services*. These services include one or more of the following for our clients: (i) recurring support of portfolio construction and design; (ii) discrete or project-based due diligence, advice and investment recommendations; (iii) detailed review of existing private markets investments, including portfolio-level repositioning recommendations where appropriate; (iv) consulting on investment pacing, policies, strategic plans, and asset allocation to investment boards and committees; (v) licensed access to our proprietary data and technology platforms, including SPI and our other proprietary tools; and (vi) administrative services to unaffiliated investment advisors. Advisory relationships comprised $482 billion of our AUA and $13 billion of our AUM as of March 31, 2023.

- *Portfolio analytics and reporting.* We provide clients with tailored reporting packages, including customized performance benchmarks as well as associated compliance, administrative and tax capabilities. Mandates for portfolio analytics and reporting services typically include licensed access to our proprietary performance monitoring software, Omni. Omni tracked detailed information on over $905 billion of client commitments as of March 31, 2023, inclusive of our total capital responsibility, previously exited investments and investments of former clients.

Our Competitive Strengths

Truly Global Scale with Local Teams

Since our founding, we have invested and continue to invest significant time and resources building a global platform that we believe is well positioned to benefit from the continued growth and globalization of the private markets. Today, we have investment and implementation professionals in 25 cities across 15 countries on five continents.

Our offices are staffed by investment professionals who bring valuable regional insights and language proficiency to enhance existing client relationships and build new client relationships. Each of our offices follows a local staffing model, with local professionals who possess valuable insights, language proficiency and client relationships specific to that market. As of March 31, 2023, approximately 45% of our investment professionals were based outside the United States. We believe our focus on hiring local talent, supported by a deep bench of experienced investment professionals, has been critical in helping us attract a blue-chip, global client base. During the year ended March 31, 2023, nearly two-thirds of our management and advisory fees came from clients based outside of the United States.

Full-Service, Customized Approach to Delivering Solutions

We have significant expertise in customized offerings given our scale, which enables us to maintain a proprietary database across key facets of private markets investing, and our research-focused culture, which enables us to utilize this information advantage to inform our investment decisions and deliver highly customized insights and services to our clients.

As a result, we are able to offer a full suite of investment solutions to our clients, not only by assisting them with building customized private markets portfolios, but also offering other value-add services such as strategic planning and research, portfolio repositioning, and portfolio monitoring and reporting. We believe our value proposition as a full-service firm also helps us strengthen and grow our client relationships. As of March 31, 2023, 36% of our advisory clients also had an AUM relationship with us, and we advised or managed assets in more than one asset class for 34% of our clients, supporting our total capital responsibility growth.

Our focus on offering full-service, customized solutions to our clients is reflected in our business composition. As of March 31, 2023, we had 279 bespoke SMAs and focused commingled funds (including high-net-worth programs). For the year ended March 31, 2023, approximately 46% of our management and advisory fees were generated from focused commingled funds, 42% from SMAs, 11% from advisory, data and administrative services and 1% from fund reimbursement revenues.

Scale Across Private Markets Asset Classes

We believe our scale across asset classes, deal flow access and dedicated operational resources is increasingly a competitive advantage in private markets solutions. We believe investors are reducing the number of fund managers they invest with, increasingly allocating capital to fund managers that have expertise across a wide range of asset classes within private markets.

PRIVATE EQUITY		
$72B[1]	$46B	$242B
AUM	FEAUM	AUA
161		
Investment professionals		

REAL ESTATE		
$13B[1]	$6B	$172B
AUM	FEAUM	AUA
54		
Investment professionals		

INFRASTRUCTURE		
$27B[1]	$19B	$51B
AUM	FEAUM	AUA
61		
Investment professionals		

PRIVATE DEBT		
$27B[1]	$14B	$17B
AUM	FEAUM	AUA
46		
Investment professionals		

Note: Amounts may not sum to total due to rounding. Data presented as of March 31, 2023. AUM/AUA reflects final data for the prior period (December 31, 2022), adjusted for net new client account activity through March 31, 2023. Does not include post-period investment valuation or cash activity. Net asset value ("NAV") data for underlying investments is as of December 31, 2022, as reported by underlying managers up to 114 days following December 31, 2022. When NAV data is not available 114 days following December 31, 2022, such NAVs are adjusted for cash activity following the last available reported NAV.

(1)   Allocation of AUM by asset class is presented by underlying investment asset classification.

Well Positioned to Continue to Serve and Grow Our Diverse and Global Client Base

We believe we are a leading provider of private markets solutions for a broad variety of clients. Our clients include some of the world's largest public and private defined benefit and defined contribution pension funds, sovereign wealth funds and insurance companies, as well as prominent endowments, foundations, family offices and private wealth clients. In many instances, existing clients have increased allocations to additional asset classes and commercial structures and deployed capital across our asset management and advisory services businesses.

Our dedicated in-house business development, marketing and client relations teams, comprising approximately 130 professionals in offices across 12 countries, maintain an active and transparent dialogue with our diverse and global client base. Consistent with our staffing model on the investment side, we ensure local clients are interfacing with business development professionals who have local expertise.

Preeminent Data and Analytics with Proprietary Software

Our data-driven, research-focused approach has been core to our investment philosophy since inception, which we believe is one of our biggest competitive strengths. Our data are organized around our proprietary software systems:

•   SPI monitors investment opportunities and is used by our investment professionals as an investment decision making tool. As of March 31, 2023, SPI contained information on over 82,000 companies, over $28 trillion of AUM across over 42,000 funds and over 16,000 fund managers showing fund-level performance for nearly 15,000 funds. SPI initially augmented our own due diligence, investment and portfolio construction processes. In response to growing industry demand for private markets intelligence, we subsequently developed an interface for direct client access. Through SPI, our clients can access detailed, regularly updated information on managers through an intuitive, web-based user interface. Our research professionals utilize this technology to collect and develop qualitative and quantitative perspectives on investment opportunities.

- Omni monitors the performance of our clients' investments and allows users, including our clients, to generate detailed analytics. As of March 31, 2023, Omni tracked detailed information on nearly 9,000 investments across more than 85,000 underlying portfolio companies. Omni is used extensively by our 105 person StepStone Portfolio Analytics & Reporting ("SPAR") team to provide customized portfolio analytics and reporting on the performance of our clients' investments.

We also have a number of additional proprietary tools that we use and license in service of our clients, including our Pacing tool that enables clients to forecast liquidity needs, our daily valuation engine that facilitates asset management solutions offering periodic subscription or liquidity (such as the mass affluent and defined contribution plan markets), ESG reporting dashboards that allow our clients to monitor their portfolio against these non-financial metrics, and a secondary pricing engine that drives operating leverage in our evaluation of larger and more complex transactions. The combination of SPI, Omni, and our other tools offers an end-to-end software technology and data solution that delivers significantly more information than most private markets investors have available, providing us with a meaningful advantage in our investment, due diligence and client relations efforts. Data science within private markets has historically been difficult due to the lack of standardization and the labor-intensive process of collecting and processing information. We have a dedicated Data Science and Engineering team with approximately 30 members, which manages and continues to develop our SPI and Omni platforms (and our additional proprietary tools built on these platforms) and supports our efforts to be a market leader in an area that is essential to evaluating private markets.

Strong Investment Performance Track Record

Our track record is a key point of differentiation to our clients. As shown below, we have outperformed the MSCI ACWI Index, the benchmark index used for comparison across all of our investment strategies on an inception-to-date basis as of December 31, 2022. See "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Investment Performance" below for more information and explanatory footnotes.

(in billions except percentages and multiples)

Strategy	Committed Capital	Cumulative Invested Capital	Realized Distributions	NAV	Total	Gross IRR	Net IRR	Net Multiple of Invested Capital	Net IRR versus Benchmark
Primaries	$ 273.8	$ 192.0	$ 122.9	$ 153.7	$ 276.6	12.8 %	12.5 %	1.4x	4.7 %
Secondaries	17.0	14.2	9.0	12.3	21.3	21.1 %	17.2 %	1.4x	9.3 %
Co-investments	40.5	38.1	19.2	42.1	61.3	19.2 %	16.7 %	1.5x	9.1 %
Total	**$ 331.3**	**$ 244.3**	**$ 151.1**	**$ 208.1**	**$ 359.2**	**13.8 %**	**13.2 %**	**1.4x**	**5.4 %**

We attribute our strong investment performance track record to numerous factors, including our scale and global reach, our selective investment process powered by our technology and data advantage and our experienced investment teams. Together, these attributes allow us to source highly attractive investment opportunities with a compelling risk-adjusted return profile for our clients' diverse investment objectives. Our track record has attracted clients seeking exposure to investments with varying risk and return objectives and, in turn, allowed us to successfully and consistently grow assets across our platform.

Attractive Financial Profile, Supported by Longer Duration Capital Base and Scalable Platform

We have a scalable business model with two integrated revenue streams: management and advisory fees and performance fees. Our superior value proposition to clients, enabled by our global scale, expertise across private markets asset classes and investment strategies, as well as our research and analytics capabilities, drives strong growth in AUM and AUA, which in turn leads to management and advisory fee growth. Investment returns for our clients provide additional revenue opportunities to us in the form of potential performance fees and investment income.

We believe our revenue model has the following important attributes:

Sustainable and recurring management and advisory fees

Our management and advisory fees grew from $141 million in fiscal 2018 to $497 million in fiscal 2023, representing a 29% compounded annual growth rate. For the year ended March 31, 2023, approximately 60% of our management fees were from SMAs and focused commingled funds with a remaining tenor of seven years or more. We have had a high level of success in retaining our advisory clients with an over 90% retention rate since inception.

Highly predictable with strong visibility into near-term growth

Our SMAs and focused commingled funds typically have an eight to 18-year maturity at inception, including extensions. As of March 31, 2023, we had $15.7 billion of committed but undeployed fee-earning capital, which we expect to generate management fees when deployed or activated.

Diverse

As of March 31, 2023, we had nearly 400 revenue-generating asset management and advisory programs and therefore are not dependent upon or concentrated in any single investment vehicle or client. For the year ended March 31, 2023, no single client contributed more than 6% of our total management and advisory fees, and our top 10 clients, which comprise over 50 separate mandates and commitments to commingled funds, contributed approximately 25% of our total management and advisory fees.

Upside from performance fees

As of March 31, 2023, we had approximately 180 investment programs with the potential to earn performance fees, consisting of over $63 billion in committed capital. As of March 31, 2023, our accrued carried interest allocations balance, which we view as a backlog of future carried interest allocation revenue, was $1,227 million. Approximately 60% of current accrued carried interest allocations is from StepStone Fund vintages of 2017 or prior.

Led by a Seasoned Team of Professionals Whose Interests Are Aligned with Clients and Our Stockholders

We believe our biggest asset is our people, and therefore we focus on consistently recruiting the best people, all of whom are proven leaders in their areas of expertise. As of March 31, 2023, 95 partners led the firm, with an average of nearly 20 years of investment or industry experience. As of March 31, 2023, over half of our employees have equity interests in us in the form of direct equity interests and/or restricted stock units under our 2020 Long-Term Incentive Plan ("LTIP"), and more than 200 employees are entitled to participate in our carried interest allocations in one or more of the asset classes.

Strategic Priorities

We aim to leverage our core principles and values that have guided us since inception to continue to grow our business, using the following key strategies:

Continue to Grow with Existing Clients

Expand existing client mandates. As a customized solutions provider, we spend significant time listening to the challenges that our clients face and responding by creating solutions to meet their needs. In addition, we believe our existing clients have a growing asset base and are expanding allocations to private markets investments. As a result, we believe a large portion of our growth will come from existing clients through renewals and expansion of existing mandates with us.

Deploy already raised committed capital. As of March 31, 2023, we had $15.7 billion of capital not yet deployed across our various investment vehicles, which we expect to generate management fees when invested or activated.

Add New Clients Globally

Over the past decade, we have invested in and grown both our in-house and third-party distribution networks. As of March 31, 2023, we had approximately 130 professionals worldwide dedicated to business development, marketing and client relations. Our local business development professionals lead conversations with potential local clients.

We believe that geographically and economically diverse U.S. and non-U.S. investors will require a highly bespoke approach and will demand high levels of transparency, governance and reporting. We have seen this pattern developing across many geographies, including Europe, the Middle East, Latin America, Australia, Japan, South Korea, Southeast Asia and China, and have positioned ourselves to take advantage of it by establishing local presence with global investment capabilities. We believe our global footprint places us in a favorable position to tap the global pools of demand for private markets.

Continue to Expand Our Distribution Channel for Private Wealth Clients

Many high-net-worth and mass affluent individual investors continue to have difficulty accessing private markets investment opportunities because of a lack of products currently available that satisfy regulatory and structural requirements related to liquidity, transparency and administration. We have developed an investment platform, StepStone Private Wealth LLC ("SPW") which was formerly known as Conversus, designed to expand access to the private markets for accredited investors.

Leverage Our Scale to Enhance Operating Margins

Since inception we have made significant investments in our platform infrastructure through building out our investment and implementation teams across geographies and asset classes and developing technology-enabled solutions. We believe we have scaled the personnel and infrastructure of our business to support significant growth in our client base across our existing investment offerings, positioning us well to continue to drive operating margin improvement.

Monetize Our Data and Analytics Capabilities

Our proprietary database, SPI, provides access to valuable data that forms the cornerstone of our investing process. We license SPI to clients in the form of a traditional licensed offering as well as an "advisory-like" service where we offer the SPI license and limited advisory-type support from our team. This has allowed us to support the private markets activities of clients that are too small to participate in our full-service advisory offerings. Omni and SPI both allow users to leverage our research data, further enhancing our client experience and services. We also strategically use SPI and Omni as a competitive product bundle, for example, by providing both offerings to clients to secure more comprehensive mandates.

Pursue Accretive Transactions to Complement Our Platform

We may complement our strong organic growth with selective strategic and tactical acquisitions. We intend to remain highly disciplined in our development strategy to ensure that we are allocating management time and our capital in the most productive areas to fuel growth. Our strategy will continue to focus on opportunities that expand our scale in existing markets, add complementary capabilities, enhance distribution, or provide access to new markets.

Investment Strategies

We offer customized solutions across the global private markets through synergistic investment strategies – primary fund investments, secondary investments, and co-investments. StepStone constructs solutions across all three investment strategies for each asset class – private equity, infrastructure, private debt and real estate. Being an active investor across all investment strategies provides us with meaningful insights into fund managers, their portfolios, return characteristics and direct investment opportunities.

Primaries

Primaries refer to investments in newly established private markets funds. Primary investments are made during an initial fundraising period in the form of capital commitments, which are called down by the fund from time to time and utilized to finance its investments in portfolio companies during a predefined period. A private markets fund's return profile typically exhibits a "J-Curve," undergoing a modest decline in the early portion of the fund's lifecycle as investment-related expenses and fees accrue prior to the realization of investment gains from portfolio investments, with the trend typically reversing in the later portion of the fund's lifecycle as portfolio investments are sold and gains from investments are realized and distributed.

Primaries are generally closed-end funds and only accept new capital commitments during a finite period. Private equity, real estate and infrastructure primary investment funds typically range in duration from 10 to 18 years, including extensions, while private debt primary investment funds typically range in duration from eight to 10 years. Underlying investments in portfolio investments generally have a three to six year range of duration for private equity, with potentially shorter periods for private debt or real estate, and longer for infrastructure. Typically, fund managers will not launch new funds more frequently than every two to four years. Market leaders generally offer multiple primary investment funds each year, but they may not offer funds within a given geography or that pursue a certain strategy in any particular year or in consecutive years. Because of the limited timeframe of opportunity for investment in any given fund, having a well-established relationship with a fund manager is critically important for primary investors.

Our primaries business seeks out, and invests with, leading fund managers across the private markets asset classes. We aim to build top-performing global private markets portfolios through a research-intensive investment approach and strive to identify fund managers with top-quartile performance through active sourcing and in-depth evaluation, complemented by excellent deal execution. We leverage our SPI database of over 82,000 companies, over $28 trillion of AUM across over 42,000 funds and over 16,000 fund managers showing fund-level performance for nearly 15,000 funds to track a large cross section of fund managers and funds globally—irrespective of fundraising cycles.

Secondaries

Secondaries refer to investments in existing private markets funds through the acquisition of an existing interest in a private markets fund by one investor from another in a negotiated transaction. In so doing, the buyer will agree to take on future funding obligations in exchange for future returns and distributions. Because secondary investments are generally made when a primary investment fund is three to seven years into its investment period and has deployed a significant portion of its capital into portfolio companies, these investments are viewed as more mature.

Secondaries have historically generated a high risk-adjusted internal rate of return ("IRR") relative to other strategies in the private equity market. This performance is due, in part, to: (1) the lack of a centralized market, (2) imperfect information among buyers and sellers, (3) wide bid spreads, (4) shorter holding periods, (5) fee mitigation and (6) transactions priced at a discount to fair value. Unlike primary commitments, secondaries offer visibility into a portfolio of known assets and their historical performance, which can mitigate some of the risk normally associated with primaries. We believe these market dynamics will persist, making secondaries an attractive long-term opportunity for sophisticated investors.

Similar to our primaries program, our secondaries program spans all asset classes and leverages our global platform to capitalize on market inefficiencies. We seek to acquire assets through preferential purchase arrangements by proactively sourcing secondary deal flow through our extensive network of relationships with fund managers, clients, intermediaries and other industry participants. We are able to increase the effectiveness of our sourcing efforts by focusing on fund managers managing high quality portfolios that are expected to outperform the market. In addition, we source exclusive deal flow (which we refer to as "advantaged") by working closely with intermediaries to capture high quality assets that would not be available through auction processes, usually because a fund manager wants to control information flow or client relationships, including by restricting potential buyers to a select group of "pre-approved" replacement clients like our firm.

Our global platform provides for deep market coverage and consistently sources proprietary transaction opportunities. We believe proprietary and advantaged deal flow has been a critical factor in our ability to purchase high quality assets at below market prices.

Co-investments

Co-investments involve directly acquiring an interest in an operating company, project or property alongside an investment by a fund manager or direct investor that leads the transaction. We participate in co-investments across each of our asset classes. Co-investments are generally structured such that the lead and co-investors collectively hold the same security on the same terms in a controlling interest of the operating company, project or property. Capital committed to a co-investment is typically invested immediately, thereby advancing the timing of expected returns on investment and creating more predictable cash flows for the investor.

We employ a flexible approach to co-investing, which makes us an attractive co-investor for fund managers. Our ability to co-invest and participate on a pre-signing basis helps us expand the number of available opportunities and secure larger co-investment allocations. We have the ability to participate in non-traditional co-investments, such as helping to fund add-on acquisitions when a fund manager has already reached its concentration limits in its fund. This further expands our investment opportunities and differentiates us from other co-investors, thereby leading to future opportunities with fund managers.

Our co-investment program benefits from the access to fund managers we have through our scale and the approximately 4,900 meetings and calls that we conduct with fund managers on an annual basis. In each of these meetings and calls, we follow a protocol of inquiring about co-investments and monitoring compliance with the protocol through an automated tracking system.

Portfolio Analytics and Reporting

We provide our clients with tailored reporting packages, including customized performance benchmarks as well as compliance, administration and tax capabilities. The team of professionals dedicated to SPAR is organized by sector and geography to ensure deep coverage of all private markets, facilitating detailed investment review and analysis services by private markets specialists. Once an investment has been made, our SPAR team provides active, ongoing analytical review for portfolio risk management for our clients. As part of our ongoing manager and portfolio performance analyses, our portfolio analytics and reporting practice completes reviews for our clients including:

- portfolio benchmarking for relative performance;

- diversification analysis to identify concentration risks or portfolio allocation opportunities;

- fund manager performance to understand where additional capital should be directed; and

- valuation analysis to determine which fund managers are appropriately reflecting risk in their reporting.

Fund managers' information is entered into Omni, our proprietary, web-based application and database for private market portfolio analytics and reporting. Data are reconciled daily to ensure data integrity and that pertinent details are entered correctly. In order to be included in Omni, a fund manager must send us sufficient materials, including specific data fields required by us. Performance data monitored by Omni is available back to 1971.

Omni supports investment monitoring and portfolio management and enhances transparency by providing users with a fast and intuitive user interface and web-based access to portfolio data. Omni users can access all of the data tracked by SPAR, including daily cash flow activity, quarterly valuations, and underlying asset-level detail, and have fully integrated access to our SPI research platform. Omni users can analyze investment-level and underlying asset-level performance by custom investment attributes, apply data filters, run grouped or granular reports while also having the ability to easily export these analyses. Users also have the ability to edit, run and export various portfolio analytics, including analyzing various return and preference metrics commonly used in the investment industry, such as return J-Curve, cash flow activity over time, multi-period internal rates of return and time-weighted rate of return.

Investment Risk Management

We have an investment risk management function overseen by our Head of Research and Portfolio Management and our Head of Risk. Additionally, taking into account the nature, scale and complexity of our business, we have a Portfolio and Risk Management Committee for each of our asset classes and additional policies and procedures to give effect to local regulations in jurisdictions around the world. Our risk management process focuses on risk identification, measurement, treatment/mitigation, monitoring and management/reporting, with particular risk assessments tailored by asset class and individual client.

Responsible Investment Philosophy

Responsible investment, which encompasses ESG and impact investing considerations, is a core tenet of our operating and investment philosophies. We believe that full integration of ESG factors in both our investment process and internal operations will improve long-term, risk-adjusted returns for our clients. We aim to continually improve and evolve, reviewing our policy annually, holding regular trainings and responsible investment education sessions for our investment teams, and looking for ways to enhance our systems and processes, and have incorporated GRESB data and benchmarks in our decision-making process where relevant. As part of our responsible investment journey, we:

- Developed a responsible investment policy;

- Became a signatory to the United Nations Principles for Responsible Investment ("UNPRI") in 2013;

- Created a StepStone Responsible Investment Committee in 2017;

- Became a signatory to the Financial Stability Board Task Force on Climate-Related Financial Disclosures ("TCFD");

- Became a member of the GRESB and the Sustainability Accounting Standards Board ("SASB");

- Implemented a stewardship policy reflecting an emphasis on stewardship practices in our investments;

- Developed bespoke responsible investing guidance materials for fund managers across our asset classes; and

- Became a signatory to the UK Stewardship Code.

Responsible Investment in the Investment Process

Our Responsible Investment Committee comprises leadership from all four of our asset classes and other firm leaders. The Responsible Investment Committee provides oversight and direction for our responsible investment process, including reviewing ESG-focused due diligence within our investment memoranda before they are submitted to the relevant Investment Committee.

Our ESG due diligence process is tailored for each asset class and strategy, and incorporated into the broader business, financial, and operational diligence process, detailing a comprehensive set of ESG-related risk and return considerations. We perform a review of each fund manager and fund's responsible investment policy, implementation and monitoring framework. Key areas where we focus are:

- the level of engagement of partner and senior-level management in responsible investment policy and monitoring;

- whether or not a fund manager or fund clearly identified a responsible person for designing, executing and implementing its responsible investment policy;

- understanding what policy framework the fund manager or fund is adhering to (e.g., UNPRI, TCFD);

- the approach to responsible investment training and how the fund manager or fund ensures it is current with best practice;

- how the fund manager or investee identifies and manages ESG risks and opportunities including use of external resources;

- how the fund manager or investee identifies specific risks concerning modern slavery and human trafficking, particularly in their supply chains;

- whether and how the fund manager establishes non-financial impact objectives in addition to financial ones;

- how the fund manager assesses and measures non-financial impacts;

- how the fund manager or investee explicitly considers climate change with both a risk and return lens; and

- how ESG compliance is monitored and reported to various stakeholders.

With respect to our co-investments, we complete an ESG assessment at both the manager and asset level. We use several tools when completing the latter, including information from the manager and company, along with SASB materiality standards, and for specific sectors information from GRESB. Post investment, we monitor the co-investment's performance, including financial and ESG factors. The majority of this monitoring is conducted through regular engagement with the fund manager supplemented by Limited Partner Advisory Committees of which we are a member. In cases where we hold a board or observer seat at the fund, we seek to be active in ensuring these issues are standard agenda items.

With respect to secondary transactions, we utilize primary ESG assessments along with an evaluation of the ESG risk and opportunities of the key, value-driving assets. Due diligence timelines are often compressed for secondary transactions. As such, our platform creates a significant advantage due to the breadth of information we typically already have on the fund manager in a secondary transaction.

We have observed that investors globally are increasingly focused on the non-financial impacts of their investment programs, referred to as impact investing. We look to work with clients in crafting customized investment programs that target non-financial objectives side-by-side with financial objectives. These may include a focus on, for example, climate change, social equity and sustainable development goals. We have integrated responsible investment considerations throughout the investment process to support our clients from investment due diligence, through to monitoring and reporting on relevant investments. We believe impact programs build on our firm's strong ESG foundations. The impact sector is fast-growing and we see developments in this sector that we believe will increasingly allow for the deployment of capital at scale.

ESG in Our Corporate Operations

We are committed to incorporating ESG factors across our operational decision making and internal policies.

Diversity, Equity and Inclusion

We value diversity among our staff and leadership, recognizing that through diversity, we gain a variety of perspectives, views, and ideas which strengthen our ability to strategize, communicate, and deliver on our mission. In 2017, we developed a global Diversity, Equity & Inclusion Committee comprising senior and mid-level members of our firm across our asset classes and geographies, to evaluate and support our diversity efforts, lead new initiatives to improve diversity, equity and inclusion at our firm, and to continuously improve upon our policies and culture.

Our mission statement on why diversity, equity and inclusion matter states:

• We believe building and maintaining a diverse, equitable and inclusive culture is not only the "right thing to do," but is also critical from a business standpoint.

• We believe that diversity of backgrounds and perspectives among our employees strengthens our ability to analyze, invest, communicate and deliver on our mission.

• We believe fostering an inclusive culture and working environment enables all colleagues to engage and contribute to their fullest potential.

• We believe diverse and inclusive perspectives drive better outcomes, and better investment decisions.

We believe that a diverse and inclusive workforce improves the investment process because the different life experiences, backgrounds and insights of our professionals can be leveraged to perform more effective diligence and analysis. This belief is supported by research showing that diversity and inclusiveness contributes to better performing and more sustainable businesses. To build a diverse workforce, we are focused on expanding our recruiting processes and outreach to broaden our pipeline of potential candidates. These efforts allow us to build more diverse slates of prospective new hires.

Talent development and retention are also key components of our diversity, equity and inclusion efforts, including our focus on growing and developing strong mid-level talent into senior roles. In addition to our mentorship program, we have a sponsorship program for high performing and high potential mid-career professionals, with a focus on female and diverse team members, and provides them with rigorous developmental tools, 360-degree assessments, education and executive coaching opportunities alongside sponsorship by one of the firm's partners.

Building awareness and engagement around the importance of diversity, equity and inclusion, both internally and externally, represents another core tenet of our efforts. As an example, the StepStone Diversity, Equity and Inclusion Network provides networking and educational opportunities to all of our employees globally. In addition, our employees have launched multiple Employee Resource Groups ("ERGs") established with the intention of providing a supportive community for employees of certain affinity groups and their allies such as the LatinX community and the LGBTQ+ community. In fiscal 2023, the number of our ERGs grew to five with the addition of a Pan-Asian, parental and environmental ERGs.

Finally, StepStone is a strong supporter of several organizations that advocate for further diversity in our industry. For example, we are a strong supporter of the Robert Toigo Foundation, whose mission is to increase the participation of minorities in the financial industry. In addition, we proactively network with affinity organizations at universities and business schools to develop a pipeline of female and minority candidates for consideration. We also participate in industry groups created to improve diversity among private markets professionals, such as Girls Who Invest, Women's Association of Venture & Equity (WAVE), SEO (Seizing Every Opportunity) Alternative Investments, Private Equity Women Investor Network (PEWIN), Making the Leap and Level20 Women in Private Equity.

Reducing Our Carbon Footprint

We are focused on the firm's carbon footprint as we seek to maintain carbon neutrality as a stated firm goal. As such the following efforts have been undertaken:

- Engaging a consultant to conduct a comprehensive carbon footprint measurement and analysis and funding several sustainable development projects and purchased carbon offsets to offset carbon emissions to achieve status as a carbon neutral company since 2019.

- Implementing tailored carbon reduction initiatives across our global offices and as part of our vendor due diligence process, by adding specific climate-related queries to help us understand and evaluate vendor environmental efforts such as collecting information on any targets and initiatives in place to minimize or offset emissions and reduce waste.

- Introducing a range of initiatives focused on reducing energy, waste and water usage across the firm, including recycling, transitioning to electronic tablets during client and other business meetings and generally encouraging a "paperless" approach where practicable.

- Prioritizing selection of highly rated Leadership in Energy and Environmental Design (LEED) or comparable standard in leasing office space, and attaining certification as carbon neutral and receiving a five-star energy rating for one of our global offices.

Community Engagement

We encourage and support community engagement. Our community program uses a global-and-local approach and is driven by our community involvement teams at many of our offices. Projects are organized locally and partnered with various service organizations within our communities dedicated to causes encompassing public service, education, environmental efforts, healthcare, and military veterans. Additionally, we have implemented a volunteer time off policy that gives employees 16 hours per calendar year of paid time to volunteer at the organization of their choice. We actively monitor participation in these programs. We have also established a formalized charitable giving program with an employee matching component. In fiscal 2023, we donated to GiveWell's Top Charities Fund which allocates donations to organizations and causes that have been determined to have the greatest ability to make a meaningful difference. We also made a donation to the International Rescue Committee, a well established humanitarian organization with a global presence that is dedicated to providing lifesaving aid to people in communities devastated by conflict and disaster.

We believe the value proposition we offer across our asset management, advisory, data, portfolio monitoring and reporting services has resulted in strong relationships with our clients. Our client base includes some of the world's largest public and private pension funds, sovereign wealth funds and insurance companies, as well as prominent endowments, foundations, family offices and private wealth clients, which include high-net-worth and mass affluent individuals globally. During the year ended March 31, 2023, nearly two-thirds of our management and advisory fees came from clients based outside of the United States, reflecting the strength and breadth of our relationships within the global investor community.

We believe the stability of our client base, reflecting in part the longer tenor of our SMAs and focused commingled funds, reflects the strength of the long-term client relationships we have developed. We have also had a high level of success in retaining our advisory clients with an over 90% retention rate since inception. At the same time, we believe we have been successful in expanding relationships with our clients, often expanding from advisory relationships to discretionary asset management relationships. Approximately 36% of our clients engage us for both asset management and advisory services.

Private Wealth Sector Strategy

We have served defined contribution plans, family offices and private wealth clients for over 10 years, and have more recently expanded to delivering our institutional capabilities to high-net-worth and mass affluent investors. Our platform leverages our deep expertise across private equity, infrastructure, private debt and real estate to develop and distribute innovative products for individual investors, integrating primaries, secondaries and co-investments to create customized product solutions for the private wealth sector. Our solutions include:

- SMAs spanning multiple asset classes and strategies for defined contribution plans with long-term investment objectives;

- private wealth solutions for registered investment advisors, independent broker dealers and wirehouses in the United States and wealth managers internationally;

- registered funds available to accredited investors in the United States; and

- global distribution of our institutional funds to family office investors and high-net-worth investors.

In October 2020, SPW held the first closing for its inaugural fund, StepStone Private Markets ("SPRIM"), which was formerly known as Conversus StepStone Private Markets or CPRIM, a fund that offers, through a single investment, access to major private markets asset classes in a proportion dynamically allocated by us. In fiscal 2023, SPW subsequently launched its StepStone Private Venture and Growth fund ("SPRING"), and expanded its distribution outside the United States to include Europe and Australia. As of May 1, 2023, the total retail platform assets surpassed $1.6 billion of AUM, and SPRIM and SPRING have generated annualized returns of approximately 30% and 20%, respectively, since the inception of each fund.

We believe SPRIM offers broad diversification in private markets. Through a single investment in SPRIM, investors gain exposure to four major asset classes within the private markets: private equity, infrastructure, private debt and real estate. We believe SPRING offers diversified exposure across the innovation economy by providing global access to top-tier venture and growth managers.

In addition, our Private Wealth funds offer the following areas of differentiation to potential investors:

- *Favorable structure*. SPRIM and SPRING are structured to provide 1099 tax reporting instead of K-1s, a single investment instead of recurring capital calls, and potential liquidity in the form of regular, current income.

- *Attractive track record and deep knowledge and expertise in private markets*. We have extensive experience investing substantial capital in the private markets and have generated attractive risk-adjusted returns.

- *Proprietary database and insights*. Our proprietary SPI system represents one of the industry's most comprehensive and powerful databases.

- *Differentiated access*. Given its scale, expertise, and relationships, we have preferred access to top-tier fund managers and proprietary opportunities, including co-investments and secondaries.

Fees and Other Key Contractual Terms

Separately Managed Accounts

The scope of our separate account services and degree of client involvement varies by relationship and policy guidelines, but we typically direct or have substantial participation in the negotiation of account terms, investment policy and strategic planning, pacing and ongoing monitoring and reporting activities. We also provide direct asset management services to clients, providing active fiduciary oversight of assets held by our clients, working with clients to establish investment guidelines aligned with their specific preferences and goals.

Clients seeking a large-scale asset management engagement typically prefer an SMA rather than commitment to a focused commingled fund. SMAs and directly-managed assets represented approximately $82 billion of our AUM as of March 31, 2023.

Focused Commingled Funds

We organize and manage commingled funds that invest in primary, secondary and co-investment funds managed by third-party managers focused in our areas of expertise. Our focused commingled funds invest across a variety of private market strategies, which enables our clients to efficiently participate in these specialized strategies for which they otherwise may not be able to access due to the high minimum investment requirements. Focused commingled funds represented $43 billion of our AUM as of March 31, 2023.

Key Terms of SMAs and Focused Commingled Funds

Fees

Management fees from SMAs are generally based on a contractual rate applied to net invested capital, although specific terms vary significantly from client to client and may be based on capital commitment or NAV. Management fees from focused commingled funds are generally based on a contractual rate applied initially to limited partners' capital commitments, although specific terms vary significantly from fund to fund and may be based on net invested capital or NAV. Management fees often decrease over the life of the contract due to built-in declines in contractual rates and/or as a result of lower net invested capital balances as capital is returned to clients.

Duration and Termination

SMAs and focused commingled funds are typically eight to 18 years in duration, including extensions, but this varies and may be longer or even indefinite. Our SMAs and focused commingled funds are often subject to extension either at our discretion or, in the case of SMAs, with consent of the client, or in the case of focused commingled funds, with consent of the requisite percentage of limited partners or the advisory committee.

The commitment period of our SMAs and our focused commingled funds can typically be suspended upon the occurrence of a key person event. In some cases, the commitment period of our SMAs may be terminated for any reason (typically once per year).

SMAs typically can be terminated by our clients for specified reasons, but specific terms vary significantly from client to client and certain contracts may be terminated for any reason generally with minimal notice. Our focused commingled funds may generally be terminated for specified reasons and for any reason upon the affirmative vote, depending on the fund, of 50% or more of the total limited partner interests entitled to vote.

See "Risk Factors—Risks Related to Our Business—Third-party clients in many StepStone Funds have the right to remove us as the general partner of the relevant fund and to terminate the investment period under certain circumstances, leading to a decrease in our revenues, which could be substantial. In addition, the investment management agreements related to our SMAs and advisory accounts may permit the client to terminate our management of such accounts on short notice."

Capital Commitments

Clients in our SMAs and focused commingled funds generally make commitments to provide capital at the outset of a fund and deliver capital when called upon by us, as investment opportunities become available and to fund operational expenses and other obligations. The commitments are generally available for investment for three to six years, during what we call the commitment period, though some SMAs provide for annual commitment periods.

Performance Fees

The performance fees charged by our focused commingled funds are generally referred to as "carried interest" while those charged by our SMAs may be structured as carried interest or incentive fees. Our focused commingled funds and SMAs generally charge performance fees equal to a fixed percentage of net profits, subject to a compounded annual preferred return in respect of secondary investments and co-investments, but may also earn performance fees with respect to primaries as well. In some cases, performance fees are charged with respect to appreciation in NAV in excess of an agreed rate of return.

If, upon the final distribution of any of our focused commingled funds or SMAs from which we earn performance fees, we or our affiliates have received cumulative performance fees in excess of the amount to which we would be entitled from the profits calculated for such investments in the aggregate, or if the clients have not received distributions equal to those to which they are entitled, we or our affiliates will return such part of any performance fees to the clients as is necessary to ensure that they receive the amounts to which they are entitled, less taxes on the performance fees. We refer to these provisions as "clawbacks."

Advisory, Data and Administrative Services

Depending on the mandate, advisory, data and administrative services may include one or more of the following for our clients: (i) recurring support of portfolio construction and design; (ii) discrete or project-based due diligence, advice, and investment recommendations; (iii) detailed review of existing private markets investments, including portfolio-level repositioning recommendations where appropriate; (iv) consulting on investment pacing, policies, strategic plans, and asset allocation to investment boards and committees; (v) licensed access to our proprietary data and technology platforms, including SPI and our other proprietary tools; or (vi) administrative services to unaffiliated investment advisors. Mandates for SPAR services typically include licensed access to Omni, our proprietary web-based performance monitoring and reporting solution. Omni allows our clients to customize performance measurement and benchmarking according to their unique specifications. Our advisory relationships comprised $482 billion of our AUA and $13 billion of our AUM as of March 31, 2023.

Our advisory, data and administrative services clients are generally charged annual fixed fees, which vary depending on the services we provide and the volume of capital deployed. We generally do not earn incentive fees on advisory contracts.

Our advisory, data and administrative services contracts have various durations ranging from one year to indefinite terms and renew at the option of the client at the end of the stated term. Advisory, data and administrative service contracts can typically be terminated by our clients for any reason upon short notice, generally 30 to 90 days. Advisory, data and administrative service contracts with governmental pension plans typically are subject to a renewal process involving our submission of information in response to an RFP issued by the client.

Competition

We compete in all aspects of our business with a large number of asset management firms, commercial banks, broker-dealers, insurance companies and other financial institutions. With respect to our focused commingled funds, we primarily compete with the private markets management businesses of a number of large international financial institutions and established local and regional competitors based in the United States, Europe and Asia, including managers offering funds-of-funds, secondary funds and co-investment funds in the private markets. Our principal competition for SMAs is mostly other highly specialized and independent private markets asset management firms. We compete primarily in the advisory services area of the business with firms that are regionally based and with a select number of large consulting firms for whom private markets investments is only one, often small, portion of their overall business. See "Risk Factors—Risks Related to Our Industry—The investment management and investment advisory business is intensely competitive."

In order to grow our business, we must maintain our existing client base and attract additional clients in advisory services, SMA and focused commingled fund areas of the business. Historically, we have competed principally on the basis of the factors listed below:

- global access to private markets investment opportunities through our size, scale, reputation and strong relationships with fund managers;

- brand recognition and reputation within the investing community;

- performance of investment strategies;

- quality of service and duration of client relationships;

- data and analytics capabilities;

- ability to customize product offerings to client specifications;

- transparent organizational structure;

- ability to provide cost effective and comprehensive range of services and products; and

- clients' perceptions of our independence and the alignment of our interests with theirs created through our investment in our own products.

The asset management business is intensely competitive, and in addition to the above factors, our ability to continue to compete effectively will depend upon our ability to attract highly qualified investment professionals and retain existing employees. See "Risk Factors—Risks Related to Our Business—Our ability to retain our senior leadership team and attract additional qualified professionals is critical to our success."

Regulatory Environment

Our business is subject to extensive federal and state regulation in the United States. Under these laws and regulations, the SEC and relevant state securities authorities have broad administrative powers, including the power to limit, restrict or prohibit an investment adviser from carrying on its business if it fails to comply with such laws and regulations. Possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment adviser and other registrations, censures and fines. We are also subject to regulatory oversight and requirements in several foreign jurisdictions in which we operate.

SEC Regulation

The Partnership and certain of our other consolidated subsidiaries are registered as investment advisers with the SEC. Registered investment advisers are subject to the requirements of the Investment Advisers Act, and the rules promulgated thereunder, as well as to examination by the SEC's staff. The Investment Advisers Act imposes substantive regulation on virtually every aspect of our business and our client relationships. Applicable requirements relate to, among other things, fiduciary duties to clients, engaging in transactions with clients, maintaining an effective compliance program, performance fees, solicitation arrangements, allocation of investments, conflicts of interest, marketing, recordkeeping, reporting and disclosure. The Investment Advisers Act also regulates the assignment of advisory contracts by the investment adviser. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from fines and censures to termination of an investment adviser's registration. Failure to comply with the requirements of the Investment Advisers Act or the rules and regulations promulgated by the SEC could have a material adverse effect on our business.

Our SMAs and the majority of our focused commingled funds are not registered under the Investment Company Act because we only form SMAs for, and offer interests in our focused commingled funds to, persons who we reasonably believe to be "qualified purchasers" as defined in the Investment Company Act. However, certain U.S. funds we manage on our private wealth platform are registered investment companies or business development companies under the Investment Company Act. The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies and business development companies. Among other things, the Investment Company Act imposes significant requirements and limitations on investment companies and business development companies, including with respect to their capital structure, investments and transactions. While we exercise broad discretion over the day-to-day management of our investment companies and business development companies, each of our investment companies and business development companies is also subject to oversight and management by a board of directors, a majority of whom are not "interested persons" as defined under the Investment Company Act. The responsibilities of each board include, among other things, approving our advisory contract with our investment company or business development company, approving certain service providers and monitoring transactions involving affiliates, and approving certain co-investment transactions. Additionally, each quarter, the applicable investment adviser, as the valuation designee, will provide the audit committee of each of our investment companies and business development companies with a summary or description of material fair value matters that occurred in the prior quarter and on an annual basis, as well as a written assessment of the adequacy and effectiveness of its fair value process. The audit committee of each of our investment companies and business development companies oversees the valuation designee and reports to the respective investment company or business development company's board of directors on any valuation matters requiring such board's attention. The advisory contracts with each of our investment companies and business development companies may be terminated by the stockholders or directors of such investment companies and business development companies on not more than 60 days' notice, and are subject to annual renewal by each respective entity's board of directors after an initial two-year term.

ERISA-Related Regulation

Some of our investment vehicles are treated as holding "plan assets," as defined under ERISA, as a result of investments in those vehicles by benefit plan investors. By virtue of its role as investment manager of these funds, we are a "plan fiduciary" under ERISA with respect to such benefit plan investors. ERISA and the Code impose certain duties on persons that are plan fiduciaries under ERISA, prohibiting certain transactions involving benefit plans and "parties in interest" or "disqualified persons" to those plans, and providing for monetary penalties against plan fiduciaries for violations of these prohibitions. With respect to these vehicles, we rely on particular statutory and administrative exemptions from certain ERISA prohibited transactions, which exemptions are highly complex and may in certain circumstances depend on compliance by third parties whom we do not control. Our failure to comply with these various requirements could have a material adverse effect on our business.

In addition, with respect to other investment funds in which benefit plan investors have invested, but which are not treated as holding "plan assets," we rely on certain rules under ERISA in conducting investment management activities. These rules are sometimes highly complex and may in certain circumstances depend on compliance by third parties that we do not control. If for any reason these rules were to become inapplicable, we could become subject to regulatory action or third-party claims that could have a material adverse effect on our business.

Foreign Regulation

We provide investment advisory and other services and raise funds in a number of countries and jurisdictions outside the United States. In a number of these countries and jurisdictions, which include the UK, European Union ("EU"), the European Economic Area ("EEA") and certain of the individual member states of each of the EU and EEA (including Ireland and Luxembourg), Switzerland, Japan, Korea, Canada and Brazil, our operations, and in some cases our personnel, are subject to regulatory oversight and affirmative requirements. These requirements variously relate to registration, licenses for our personnel, periodic inspections, the provision and filing of periodic reports and obtaining certifications and other approvals. In the EU, we are subject to the EU Alternative Investment Fund Managers Directive ("AIFMD") and the Undertakings for Collective Investment in Transferable Securities Directive ("UCITS") under which we are subject to regulatory requirements regarding, among other things, registration for marketing activities, the structure of remuneration for certain of our personnel and reporting obligations. Switzerland and individual member states of the EU have imposed additional requirements that may include internal arrangements with respect to risk management, liquidity risks, asset valuations, and the establishment and security of depository and custodial requirements. In certain other jurisdictions, we are subject to various securities and other laws relating to fundraising and other matters. Failure to maintain compliance with applicable laws and regulations could result in regulatory intervention, adversely affect our business or ability to provide services to our clients and harm our reputation.

The European Union Markets in Financial Instruments Directive II ("MiFID II") requires, among other things, all MiFID II investment firms to comply with more prescriptive disclosure, transparency, reporting and recordkeeping obligations and enhanced obligations in relation to the receipt of investment research, best execution, product governance and marketing communications. As we operate firms which are subject to MiFID II (including MiFID II as applicable in the UK), we implemented revised policies and procedures to comply with MiFID II where relevant, including where certain rules have an extraterritorial impact on us. Continuing compliance with MiFID II may result in greater overall complexity, higher compliance, administration and operational costs, and less overall flexibility. The complexity, operational costs and reduction in flexibility may be further compounded as a result of UK's departure from the EU, as discussed more fully below. This is because the UK: (i) is no longer generally required to transpose EU law into UK law and (ii) has transposed certain EU legislation into UK law subject to various amendments and subject to the UK Financial Conduct Authority's oversight rather than that of EU regulators. Taken together, this could result in divergence between the UK and EU regulatory frameworks. Outside the UK and the EEA, the regulations to which we are subject relate primarily to registration and reporting obligations.

It is expected that additional laws and regulations will come into force in the UK, the EEA, the EU, and other countries in which we operate. Regulation (EU) 2019/2033 on the prudential requirements for investment firms ("IFR") and Directive (EU) 2019/2034 on the prudential supervision of investment firms ("IFD") entered into force on December 25, 2019. Together the IFR and IFD introduced a new prudential regime for EU investment firms that are subject to MiFID II, including new requirements such as general capital requirements, liquidity requirements, remuneration requirements, requirements to conduct internal capital adequacy assessments and additional requirements on disclosures and public reporting. The legislation could hinder our ability to deploy capital as freely as we would wish and to recruit and incentivize staff. Different and extended internal governance, disclosure, reporting, liquidity, and group "prudential" consolidation requirements (among other things) could also have a material impact on our EU-based operations. The UK introduced a new prudential regime for investment firms that are subject to MiFID II (as implemented in the UK), that entered into force on January 1, 2022. This new regime introduced (amongst other things) increased regulatory capital requirements, new remuneration requirements and increased reporting requirements. In addition, there may be future changes to the AIFMD and UCITS regimes and also further regulation adopted which may impact those parts of our business operating within the EU. For instance, key requirements under Directive (EU) 2019/1160 and Regulation (EU) 2019/1156 on the cross-border distribution of collective investment undertakings have come into effect in EU member states from August 2, 2021. Among other things, this legislation introduces rules regarding the pre-marketing of funds.

There have also been significant legislative developments affecting the private equity industry in Europe and there continues to be discussion regarding enhancing governmental scrutiny and/or increasing regulation of the private equity industry.

With the expiration of the Brexit transition period on December 31, 2020, UK regulated entities lost the right to passport their services to EEA countries, and EEA entities lost the right to reciprocal passporting into the UK (subject to a transitional regime). As noted above, we engaged our affiliate, StepStone Group Europe Alternative Investments Limited ("SGEAIL"), which is based in the EU, to allow the group to continue to engage in regulated activities within the EU. SGEAIL is authorized by the Central Bank of Ireland pursuant to AIFMD and UCITS and authorized to provide certain MiFID II services. We have established offices in various EU jurisdictions to employ and supervise operations in such jurisdictions, including the establishment of branches of SGEAIL.

Human Capital

Our People and Culture

Our Core Values and Beliefs include "People Matter" and "Empowered Team." We recognize our people are our biggest asset and their enthusiasm, hard work and dedication make everything that we do possible. We emphasize integrity, transparency, collaboration, entrepreneurialism, and respect for all, driving how we interact with one another, our clients and investors, sponsors, vendors and service providers, and the community at large. These values are embraced by StepStone's team and lead to high satisfaction for employees. We measure employee satisfaction and engagement through a variety of surveys.

As of March 31, 2023, we had 956 employees globally, including 322 investment professionals and 634 employees across our operating team and implementation teams dedicated to sourcing, executing, analyzing and monitoring private markets opportunities. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Talent Acquisition and Retention

The process by which we attract, recruit and select new members to join our team is strategic and purposeful to ensure our business and culture continue to thrive. We leverage technology to ensure each hiring process utilizes data-driven assessment tools which evaluate candidates on merit and fitness for the job. Given our global business and client base, we seek to consider candidates from diverse backgrounds, cultures and educational institutions. We strive to maintain hiring practices that are handled with professionalism and responsiveness, in a fair and inclusive selection process. We aspire to have candidates progress within the hiring process with a positive impression of the firm. StepStone's retention strategy encompasses the entire life cycle of the employee, including our strategic hiring and comprehensive onboarding processes, ongoing professional development, mentoring and sponsorship programs, our learning and inclusive culture and conduct of exit interviews to gain further insights on retention.

Total Rewards

We continuously strive to provide a competitive total rewards package.

Our compensation approach is performance based and determined by considering a combination of firm and individual performance. Cash compensation, in the forms of base salary, bonus and revenue share, is just one of several core elements of total rewards that we offer our team members. We also offer competitive health and wellness benefits, parental benefits described further below, volunteer time off, and company contributions to employees' 401(k) plans. As a public company, we are able to diversify our employee ownership by providing equity grants to employees. Our LTIP provides us the ability to offer a variety of equity-based awards in the future to further incentivize our employees. In addition, we award annually a portion of carried interest allocations earned by us to certain employees. We believe we offer an engaging culture and opportunities for ongoing professional development. We believe that a strong, performance-oriented culture is the foundation for a stable organization that will attract and retain industry-leading talent. We offer our team members the benefit of a collegial, intellectually challenging environment where they are empowered to exercise their creativity.

Diversity, Equity and Inclusion

We believe that a diverse team and an inclusive environment bring tremendous value to us and our clients and are fundamental to our success. Bringing together individuals with diverse backgrounds, experiences, and perspectives allows us to better serve our clients and investors, and is integral to retaining an engaged and dedicated workforce. We have established various initiatives and programs to promote and foster diversity, equity and inclusion within StepStone and the broader financial services community, including:

- *StepStone Diversity, Equity & Inclusion Committee* – The committee was established to promote, monitor and implement our diversity, equity and inclusion strategy, and comprises employees from different asset classes, functions, seniority, geographies, gender and race, ethnicity and national origin. The committee also supports the firm's various employee-led ERGs.

- *StepStone Diversity, Equity & Inclusion Network* – The network provides opportunities for our employees to learn about various diversity, equity and inclusion matters and initiatives and to meet and talk to experts who are championing these causes.

- *Mentorship and Sponsorship Programs* – The mentorship program provides interested employees with structured access to one of their more senior colleagues who provide guidance and career advice. The sponsorship program pairs promising mid-level employees, including female and diverse professionals, with one of the firm's partners, who serves as a sponsor, as well as an executive coach, and is intended to support participants in advancing their professional development and leadership skills.

- *Partnerships and Outreach* – In addition to promoting diversity and inclusion through our own events, such as hosting events encouraging undergraduate female students to pursue careers in finance, we sponsor and partner with several organizations dedicated to making financial services more diverse and inclusive.

- *Parental Leave and Benefits* – We provide benefits such as paid parental leave, parental leave coaching for managers and employees, paying for travel for newborns and caretakers when the employee has business required travel, paid shipping of breast milk, wellness rooms for new parents at our offices and paid volunteer time off. We periodically review and seek to improve our parental leave policies and related benefits.

Available Information

Our Internet address is www.stepstonegroup.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are available free of charge as soon as possible after we electronically file them with, or furnish them to, the SEC. You can access our filings with the SEC by visiting www.sec.gov or our website https://shareholders.stepstonegroup.com/shareholder-relations. The information on our website is not, and shall not be deemed to be, a part of this Annual Report on Form 10-K or incorporated into any other filings we make with the SEC.

Item 1A. Risk Factors.

You should carefully consider the following discussion of significant factors, events and uncertainties, together with the other information contained in this Form 10-K. The events and consequences discussed in these risk factors could, in circumstances we may not be able to accurately predict, recognize or control, have a material adverse effect on our business, growth, reputation, prospects, financial condition, results of operations, cash flows, liquidity and stock price.

Risks Related to Our Business

The success of our business depends on the identification and availability of suitable investment opportunities for our clients.

Our success largely depends on the identification and availability of suitable investment opportunities for our clients, and in particular the success of investments made by the StepStone Funds and advisory accounts. The availability of investment opportunities will be subject to market conditions and other factors outside of our control and the control of the fund managers with which we invest. Markets in 2022 and 2023 have experienced meaningful headwinds, including falling equity values and increasing borrowing costs. The historical investment returns of the StepStone Funds and advisory accounts have benefited from investment opportunities and general market conditions, including favorable borrowing conditions in the debt markets during such historical periods, and we cannot assure you that the StepStone Funds, advisory accounts or the underlying funds in which we invest will be able to avail themselves of comparable opportunities and conditions, particularly in light of recent rising interest rates and other market conditions. Further, we cannot assure you that the private markets funds we select will be able to identify sufficient attractive investment opportunities to meet their investment objectives.

If the investments we make on behalf of the StepStone Funds or recommend to clients perform poorly, we may suffer a decline in our revenues and earnings, and our ability to raise capital for future StepStone Funds may be materially and adversely affected.

Our revenue from our investment management solutions is derived from fees earned for our management of the StepStone Funds and advisory accounts, performance fees, including incentive fees and carried interest with respect to certain of the StepStone Funds, administrative services, and monitoring and reporting fees. In the event that the StepStone Funds or individual investments perform poorly, our revenues and earnings derived from performance fees will decline and make it more difficult for us to raise capital for new focused commingled funds or gain new SMA clients in the future. If we are unable to raise or are required to repay capital, our business, financial condition and results of operations would be materially and adversely affected.

Continued positive performance of investments we make on behalf of clients or we recommend to our clients is not assured and may not result in positive performance of an investment in our Class A common stock.

An investment in our Class A common stock is not an investment in any of the StepStone Funds. In addition, the historical and potential future investment returns of the StepStone Funds are not linked to returns on our Class A common stock. Positive performance of the StepStone Funds or the investments that we recommend to our advisory clients will not necessarily result in positive returns on an investment in our Class A common stock. However, poor investment performance of the StepStone Funds could cause a decline in our revenue and have a negative effect on our performance or on an investment in our Class A common stock.

The historical investment performance of our funds should not be considered indicative of the future investment performance of these funds or of any future funds we may invest, in part because:

- market conditions and investment opportunities may be significantly less favorable than in the past;

- the performance of our funds is largely based on the NAV of the funds' investments, including unrealized gains, which may never be realized;

- our newly established funds may generate lower investment returns during the period that they initially deploy their capital;

- changes in the global tax and regulatory environment may affect both the investment preferences of our clients and the financing strategies employed by businesses in which particular funds invest, which may reduce the overall capital available for investment and the availability of suitable investments, thereby reducing our investment returns in the future;

- competition for investment opportunities, resulting from the increasing amount of capital invested in private markets alternatives, may increase the cost and reduce the availability of suitable investments, thereby reducing our investment returns in the future; and

- the industries and businesses in which particular funds invest will vary.

Competition for access to investment funds and other investments we make for our clients is intense.

We seek to maintain excellent relationships with fund managers, including those in which we have previously made investments for our clients and those in which we may in the future invest, as well as sponsors of investments that might provide co-investment opportunities in portfolio companies alongside the sponsoring fund manager. However, because of the number of clients seeking to gain access to investment funds and co-investment opportunities managed or sponsored by the top performing fund managers, we cannot assure you that we will be able to secure the opportunity to invest on behalf of our clients in all or a substantial portion of the investments we select, or that the size of the investment opportunities available to us will be as large as we would desire. Access to secondary investment opportunities is also highly competitive and is often controlled by a limited number of fund managers and intermediaries.

Third-party clients in many StepStone Funds have the right to remove us as the general partner of the relevant fund and to terminate the investment period under certain circumstances, leading to a decrease in our revenues, which could be substantial. In addition, the investment management agreements related to our SMAs and advisory accounts may permit the client to terminate our management of such accounts on short notice.

The governing agreements of many of the StepStone Funds provide that, subject to certain conditions, third-party clients in those funds have the right to remove us as the general partner of the relevant fund or terminate the fund, including in certain cases without cause by a simple majority vote. Any such removal or dissolution could result in a cessation in management fees we would earn from such funds or a significant reduction in the expected amounts of performance fees from those funds. We currently manage a portion of client assets through SMAs whereby we earn management fees and performance fees, and we intend to continue to seek additional SMA mandates. Clients with SMAs generally may terminate their investment management agreement with us without cause on 30 to 90 days' notice, and in some cases, shorter notice. From time to time, we lose clients as a result of the sale or merger of a client, a change in a client's senior management, competition from other financial institutions and other factors. Moreover, a number of our contracts with state government-sponsored clients are secured through such government's request for proposal ("RFP") process and are subject to periodic renewal. If multiple clients were to exercise their termination rights or fail to renew their existing contracts and we were unable to secure new clients, our SMA and advisory account fees would decline materially. In the case of any such terminations, the management fees and performance fees we earn in connection with managing such account would immediately cease, which could result in a significant adverse effect on our revenues. If we experience a change of control (as defined under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act") or as otherwise set forth in the partnership agreements of our funds), continuation of the investment management agreements of our funds would be subject to client consent. We cannot assure you that required consents will be obtained if a change of control occurs.

In addition, with respect to our funds that are subject to the Investment Company Act of 1940, as amended (the "Investment Company Act"), each fund's investment management agreement must be approved annually by (a) such fund's board of directors or by a vote of the majority of such fund's equity holders and (b) the independent members of such fund's board of directors and, in certain cases, its equity holders, as required by law. Termination of these agreements would cause us to lose the management fees and performance fees we earn from such funds, which could have a material adverse effect on our results of operations.

Our ability to retain our senior leadership team and attract additional qualified professionals is critical to our success.

Our success depends on our ability to retain our senior leadership team and to recruit and retain additional qualified investment, sales and other professionals. However, we may not be successful in our efforts, as the market for investment and other professionals is extremely competitive. As such, we cannot be sure we will be able to find suitable successors promptly, or at all, or to successfully integrate any successors, or that we will be able to attract, retain, and develop a sufficient number of qualified individuals in future periods. Furthermore, the individuals that comprise our senior leadership team possess substantial experience and expertise and, in many cases, have significant relationships with certain of our clients. Accordingly, the loss of any member of our senior leadership team could adversely affect certain client relationships or limit our ability to successfully execute our investment strategies. In addition, the governing agreements of the StepStone Funds typically require the suspension of our ability to call additional investment capital if, depending on the fund, designated members of our senior leadership team cease to devote sufficient professional time to or cease to be employed by the Partnership, often called a "key person event," or in connection with certain other events. Each of these factors could, in turn, have a material adverse effect on our business, financial condition and results of operations

Our failure to appropriately manage conflicts of interest could damage our reputation and adversely affect our business.

As we expand the scope of our business, we increasingly confront potential conflicts of interest relating to our advisory and investment management businesses. Actual, potential or perceived conflicts can give rise to client dissatisfaction, litigation or regulatory enforcement actions. As a registered investment adviser, the Partnership owes its clients a fiduciary duty and is required to provide disinterested advice. Appropriately managing conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Enforcement action or litigation asserting improper management of conflicts of interest, even if unproven, could harm our reputation and our business in a number of ways, including by affecting our ability to raise additional funds or causing existing clients to reduce or terminate their business with us.

We have obligations to clients and other third parties that may conflict with stockholders' interests.

Our subsidiaries that serve as the general partners of, or advisers to, the StepStone Funds have fiduciary and contractual obligations to the clients in those funds and accounts, and some of our subsidiaries may have contractual duties to other third parties. As a result, we may take actions with respect to the allocation of investments among the StepStone Funds (including funds and accounts that have different fee structures), the purchase or sale of investments in the StepStone Funds, the structuring of investment transactions for those StepStone Funds, the advice we provide or other actions in order to comply with these fiduciary and contractual obligations.

In addition, because our senior management and other professionals generally hold their economic interests through pass-through entities like the Partnership or other affiliated entities, which are not subject to U.S. federal and state entity-level income taxes, and our Class A common stockholders will hold their interests through StepStone Group Inc., which is subject to entity-level taxation as a corporation in the United States, conflicts relating to the selection and structuring of investments or other matters may arise between the Class B unitholders (who are also Class B stockholders of StepStone Group Inc.) and Class C unitholders of the Partnership, on the one hand, and the Class A stockholders of StepStone Group Inc., on the other hand.

Recent and prospective increases in interest rates or decreases in the availability of credit may adversely affect the ability of the StepStone Funds to achieve attractive rates of return, particularly because certain funds and portfolio companies depend on leverage for a return on investment.

While interest rates have historically been low in recent years, various economic factors have recently resulted in a significant increase in interest rates and the rate of inflation, and may also reduce credit availability, all of which may adversely affect the ability of the StepStone Funds to achieve attractive rates of return and adversely affect the value of our carried interest. For instance, in fiscal 2023, we recorded a $253.3 million loss on unrealized carried interest allocations with respect to our historic operations, as well as a $452.2 million loss on Legacy Greenspring carried interest allocations.

The StepStone Funds, as well as the companies in which they invest, raise capital in the structured private debt, leveraged loan and high yield bond markets. If elevated interest rates persist or further increase or credit markets experience continued or increasing dislocations, contractions or volatility, the StepStone Funds' results of operations, and in turn ours, will suffer. In addition, acute events in these markets could adversely affect the availability of credit to businesses generally, the cost or terms on which lenders are willing to lend, or the strength of the overall economy, all of which may adversely affect our results of operations.

Recent reductions in available sources of debt financing, or extended or increased tightening in the credit markets, may result in increases in interest rates and risk spread demanded by sources of indebtedness, which would make it more expensive to finance investments made by our funds. Certain investments may also be financed through fund-level debt facilities and, as a result of these risks, the refinancing of such facilities at the end of their respective terms may be difficult on commercially reasonable terms or at all.

Finally, the interest payments on the indebtedness used to finance our focused commingled funds' investments are generally deductible expenses for income tax purposes, subject to limitations under applicable tax law and policy. Any change in such tax law or policy to eliminate or substantially limit these income tax deductions, as has been discussed from time to time in various jurisdictions, would reduce the after-tax rates of return on the affected investments, which may adversely affect our business, results of operations and financial condition.

Similarly, private markets fund portfolio companies regularly utilize the corporate debt markets to obtain additional financing for their operations. Leverage incurred by a portfolio company may cause the portfolio company to be vulnerable to increases in interest rates and decreases in credit availability, which may make such companies less able to cope with changes in business and economic conditions or impair the operations, value or sustainability of such companies. The adverse effects of leverage on portfolio companies in which we directly or indirectly invest can adversely affect the investment returns of the StepStone Funds and advisory accounts. If the investment returns achieved by the StepStone Funds are reduced, it could result in negative reputational effects and impair the value of carried interest allocations, which could materially and adversely affect our business, financial condition and results of operations.

Clients in the StepStone Funds with commitment-based structures may not satisfy their contractual obligation to fund capital calls when requested, which could adversely affect a fund's operations and performance.

Clients make capital commitments to the StepStone Funds, which we are entitled to call at any time during prescribed periods that can extend for several years into the future. We depend on clients fulfilling their commitments when we call capital from them in order for those funds to consummate investments and otherwise pay their obligations when due. Any client that does not fund a capital call may be subject to penalties, potentially including forfeiting a significant amount of its existing investment in that fund. However, if a client has invested little or no capital, for instance early in the life of a fund, then the forfeiture penalty may not be a significant deterrent to default. Failure to fund capital calls may occur more frequently in the future, as a result of recent increases in interest rates, decreases in equity values and dislocations in the banking sector, or in the event of a continued economic slowdown. For example, in March 2023, Silicon Valley Bank was closed by state regulators and placed under receivership by the U.S. Federal Deposit Insurance Corporation, which temporarily delayed certain clients fulfilling capital calls to the StepStone Funds. In addition, changes to asset allocation policies or new laws or regulations resulting from declines in public equity markets may restrict or prohibit investors from investing in new or successor StepStone Funds or funding existing commitments. If clients fail to satisfy a significant amount of capital calls for any particular fund or funds, the operation and performance of those funds could be materially and adversely affected.

Our failure to comply with investment guidelines set by our clients could result in damage awards against us or a reduction in AUM, either of which would cause our earnings to decline and adversely affect our business.

When clients retain us to manage assets on their behalf, they specify certain guidelines regarding investment allocation and strategy that we are required to observe in the management of their portfolios. Our failure to comply with these guidelines and other limitations could result in clients terminating their investment management agreement with us, as these agreements generally are terminable without cause on 30 to 90 days' notice. Clients could also sue us for breach of contract and seek to recover damages from us. In addition, such guidelines may restrict our ability to pursue allocations or strategies that we believe would generate favorable investment returns, which could result in underperformance of, or losses to, a client account. Even when we comply with all applicable investment guidelines, a client may be dissatisfied with its investment performance or our services or fees, and may terminate their SMAs or advisory accounts or be unwilling to commit new capital to the StepStone Funds or advisory accounts. Any of these events could cause a reduction to AUM and consequently cause our earnings to decline and materially and adversely affect our business, financial condition and results of operations.

Valuation methodologies for certain assets in the StepStone Funds are subjective, and the values of assets established pursuant to such methodologies may never be realized, which could result in significant losses for the StepStone Funds.

There are no readily ascertainable market prices for a large number of the investments in the StepStone Funds, advisory accounts or the funds in which we invest. The value of the investments of the StepStone Funds is determined periodically by us based on the fair value of such investments as reported by the underlying fund managers. Our valuation of the funds in which we invest is largely dependent upon the processes employed by the managers of those funds. The fair value of investments is determined using a number of methodologies described in the particular funds' valuation policies. These policies are based on a number of factors, including the nature of the investment, the expected cash flows from the investment, the length of time the investment has been held, restrictions on transfer and other recognized valuation methodologies. The methodologies we use in valuing individual investments are based on a variety of estimates and assumptions specific to the particular investments, and actual results related to the investment may vary materially as a result of the inaccuracy of such assumptions or estimates. In addition, because illiquid investments held by the StepStone Funds, advisory accounts and the funds in which we invest may be in industries or sectors that are unstable, in distress, or undergoing some uncertainty, such investments may experience rapid changes in value caused by sudden company-specific or industry-wide developments.

Because there is significant uncertainty in the valuation of, or in the stability of the value of, illiquid investments, the fair values of such investments as reflected in a fund's NAV do not necessarily reflect the prices that would actually be obtained if such investments were sold. Realizations at values significantly lower than the values at which investments have been reflected in fund NAVs could result in losses for the applicable fund and the loss of potential performance fees by the fund's manager and us. Also, a situation in which asset values turn out to be materially different from values reflected in fund NAVs could cause clients to lose confidence in us and may, in turn, result in difficulties in our ability to raise additional capital, retain clients or attract new clients.

We may not be able to maintain our desired fee structure as a result of industry pressure from private markets clients to reduce fees, which could have a material adverse effect on our profit margins and results of operations.

We may not be able to maintain our current fee structure for our funds as a result of industry pressure from private markets clients to reduce fees. In order to maintain our desired fee structure in a competitive environment, we must be able to continue to provide clients with investment returns and service levels that incentivize our clients to pay our desired fee rates. We cannot assure you that we will succeed in providing investment returns and service levels that will allow us to maintain our desired fee structure. Fee reductions on existing or future new business could have a material adverse effect on our profit margins and results of operations.

We may need to pay "clawback" or "contingent repayment" obligations if and when they are triggered under the governing agreements of our funds.

Generally, if at the termination of a fund and in certain cases at interim points in the life of a fund, the fund has not achieved investment returns that exceed the preferred return threshold or we have received net profits over the life of the fund in excess of our allocable share under the applicable partnership agreement, we will be obligated to repay an amount equal to the excess of amounts previously distributed to us over the amounts to which we are ultimately entitled. This obligation is known as a "clawback" or contingent repayment obligation. Our carried interest is generally determined at the end of the period on a hypothetical liquidation basis. As of March 31, 2023, if the funds were liquidated at their fair values, no material amounts would have been subject to contingent repayment. We cannot assure you that we will not incur a contingent repayment obligation in the future. Although a contingent repayment obligation is split among the various obligors, with each responsible for only its respective share, the governing agreements of the StepStone Funds generally provide that, to the extent another party who received a distribution does not fund its respective share, we are required to fund any additional amount beyond the amount of carried interest actually allocated to us, up to the entire amount of the relevant contingent repayment obligation. We may need to use or reserve cash to repay such contingent repayment obligations instead of using the cash for other purposes.

Our investment management activities may involve investments in relatively high-risk, illiquid assets, and we may lose, or our clients may lose, some or all of the amounts invested in these activities or fail to realize any profits from these activities for a considerable period of time.

The investments made by the StepStone Funds and recommended by our advisory services include high-risk, illiquid assets. We have made and expect to continue to make principal investments alongside our clients, as the general partner, in existing and future StepStone Funds. The StepStone Funds invest capital in private markets funds that make investments in equity or debt securities that are not publicly traded. Even where such securities are publicly traded, many of these funds may be prohibited by contract or applicable securities laws from selling such investments for a period of time. Accordingly, the private markets funds in which we and our clients invest capital may not be able to sell investments when they desire and therefore may not be able to realize the full value of such investments. Particularly in the case of securities, such funds will generally not be able to sell these securities publicly unless their sale is registered under applicable securities laws, or unless an exemption from such registration requirements is available. Furthermore, large holdings of publicly traded equity securities can often be disposed of only over a substantial period of time, exposing the investment returns to risks of downward movement in market prices during the disposition period. Investing in private markets funds is risky, and we may lose some or the entire amount of our investment or the investment made by the StepStone Funds. Poor investment performance could lead clients to terminate their agreements with us and/or result in negative reputational effects, either of which could materially and adversely affect our business, financial condition and results of operations.

In addition, we may invest in businesses with capital structures that have significant leverage. The leveraged capital structure of such businesses increases the exposure of the funds' portfolio companies to adverse economic factors, such as rising interest rates, downturns in the economy or deterioration in the condition of such business or its industry. If these portfolio companies default on their indebtedness, or otherwise seek or are forced to restructure their obligations or declare bankruptcy, we could lose some or all of our investment and suffer reputational harm. See "—Recent and prospective increases in interest rates or decreases in the availability of credit may adversely affect the ability of the StepStone Funds to achieve attractive rates of return, particularly because certain funds and portfolio companies depend on leverage for a return on investment."

The portfolio companies in which private markets funds have invested or may invest will sometimes involve a high degree of business and financial risk. These companies may be in an early stage of development, may not have a proven operating history, may be operating at a loss or have significant variations in results of operations, may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence, may be subject to extensive regulatory oversight, may require substantial additional capital to support their operations, finance expansion or maintain their competitive position, may have a high level of leverage, or may otherwise have a weak financial condition. In addition, these portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Portfolio companies in non-U.S. jurisdictions may be subject to additional risks, including changes in currency exchange rates, exchange control regulations, risks associated with different types (and lower quality) of available information, expropriation or confiscatory taxation and adverse political developments.

In addition, during periods of difficult market conditions, including volatility as a result of economic or political events in or affecting the world's major economies, or slowdowns in a particular investment category, industry or region, portfolio companies may experience decreased revenues, financial losses, difficulty in obtaining access to financing and increased costs. During these periods, these companies may also have difficulty in expanding their businesses and operations and may be unable to pay their expenses as they become due. A general market downturn or a specific market dislocation may result in lower investment returns for the private markets funds or portfolio companies in which the StepStone Funds invest, which consequently would materially and adversely affect investment returns for the StepStone Funds.

The StepStone Funds may face risks relating to undiversified investments.

We cannot give assurance as to the degree of diversification that will be achieved in any of the StepStone Funds. Difficult market conditions or slowdowns affecting a particular asset class, geographic region or other category of investment could have a significant adverse effect on a given StepStone Fund if its investments are concentrated in that category, which would result in lower investment returns. Accordingly, a lack of diversification on the part of a StepStone Fund could adversely affect its investment performance and, as a result, our business, financial condition and results of operations.

Banking system volatility may adversely affect the results and financial condition of the StepStone Funds or StepStone generally.

StepStone and the StepStone Funds and their portfolio companies and other investments maintain substantially all of their respective cash and cash equivalents in accounts with major U.S. and multi-national financial institutions, and their respective deposits or investments at certain of these institutions could exceed insured limits, where applicable. Furthermore, many of the foregoing's respective cash and cash equivalents could be held by a single financial institution or a few institutions. In addition, StepStone and the StepStone Funds and their portfolio companies and other investments may not be able to identity all potential solvency or stress concerns with respect to a financial institution or to transfer assets from one financial institution to another in a timely manner in the event a financial institution comes under stress or fails. For example, in March 2023, Silicon Valley Bank was closed by state regulators and placed under receivership by the U.S. Federal Deposit Insurance Corporation, which temporarily delayed certain clients fulfilling capital calls to the StepStone Funds. In the event of failure of any such financial institutions, we cannot assure you that we, the StepStone Funds or any of their investments could access uninsured funds promptly or at all. Furthermore, a StepStone Fund could be unable to call capital from the investors until it sets up a new deposit account at a different institution, which could be a time-consuming process and could be prohibited under the fund's then-existing credit facilities.

Ordinarily, assets held by a regulated financial institution are insured up to stated balance amounts—the U.S. Federal Deposit Insurance Corporation in the case of U.S. banks or the Securities Investor Protection Corporation in the case of U.S. broker-dealers. Customers of regulated financial institutions with amounts in excess of the relevant insurance limits are unsecured creditors with respect to cash and cash equivalents held with such institutions in excess of those relevant insurance limits, and therefore such excess amounts are subject to risk of loss; although uninsured depositors of a failed bank are given priority over general unsecured creditors of the same failed bank. Although governmental intervention has resulted in additional protections for uninsured depositors of failed banks, or facilitated acquisitions, there can be no assurance that governmental intervention will be successful or avoid the risk of loss.

If deposit accounts or credit facilities are held at the same financial institution, and such institution fails, a StepStone Fund may need to make more frequent capital calls to its investors and to StepStone, and the fund or its investments may be unable to fund obligations they have to third parties.

We also caution you that the general partner of a fund (whether such general partner is StepStone or a third party) may not have a meaningful role or any role in selecting the financial institutions used by fund investments and must rely on underlying sponsors or portfolio company management to select banking or other financial services. Likewise, if an institution used by an investor fails, such investor may be unable to satisfy capital calls made by the fund. This could lead to a fund utilizing shortfall funding solutions, if available to the fund and permitted by the fund's governing agreements. Any inability to access, or delay in accessing, deposits or credit facilities (including the inability of an investor to fund its capital commitments) or other services could adversely affect the results and financial condition of StepStone and the StepStone funds and their portfolio companies and investments.

The StepStone Funds make investments in funds and companies that we do not control.

Investments by most of the StepStone Funds will include debt instruments and equity securities of funds and companies that we do not control. The StepStone Funds may invest through co-investment arrangements or acquire minority equity interests and may also dispose of a portion of their equity investments in portfolio companies over time in a manner that results in their retaining a minority investment. Consequently, the performance of the StepStone Funds will depend significantly on the investment and other decisions made by third parties, which could have a material adverse effect on the returns achieved by the StepStone Funds. Portfolio companies in which the investment is made may make business, financial or management decisions with which we do not agree. In addition, the majority stakeholders or our management may take risks or otherwise act in a manner that does not serve our interests. If any of the foregoing were to occur, the values the investments we have made on behalf of clients or we recommend to our clients could decrease and our financial condition, results of operations and cash flow could suffer as a result.

Our risk management strategies and procedures may leave us exposed to unidentified or unanticipated risks.

Risk management applies to our investment management operations as well as to the investments we make for the StepStone Funds. We have developed and continue to update strategies and procedures specific to our business for managing risks, which include market risk, liquidity risk, operational risk and reputational risk. Management of these risks can be very complex. These strategies and procedures may fail under some circumstances, particularly if we are confronted with risks that we have underestimated or not identified. In addition, some of our methods for managing the risks related to our clients' investments are based upon our analysis of historical private markets behavior. Statistical techniques are applied to these observations in order to arrive at quantifications of some of our risk exposures. Historical analysis of private markets returns requires reliance on valuations performed by fund managers, which may not be reliable measures of current valuations. These statistical methods may not accurately quantify our risk exposure if circumstances arise that were not observed in our historical data. In particular, as we enter new lines of business, our historical data may be insufficient. Failure of our risk management techniques could materially and adversely affect our business, financial condition and results of operations, including our right to receive performance fees.

The due diligence process that we undertake in connection with investments may not reveal all facts that may be relevant in connection with an investment.

Before making or recommending investments for our clients, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, we may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors and accountants may be involved in the due diligence process in varying degrees depending on the type of investment and the parties involved. Nevertheless, when conducting due diligence and making an assessment regarding an investment, we rely on the resources available to us, including information provided by the target of the investment and, in some circumstances, third-party investigations. The due diligence investigation that we will carry out with respect to any investment opportunity may not reveal or highlight all relevant facts that are necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not guarantee the success of an investment.

In addition, generally our underlying investments are managed by third-party sponsors and, as a result, we depend on the due diligence investigation of such third-party sponsors. We have little or no control over their due diligence process, and any shortcomings in their due diligence could be reflected in the performance of the investment we make with them on behalf of our clients. Poor investment performance could lead clients to terminate their agreements with us or result in negative reputational effects, either of which could materially and adversely affect our business, financial condition and results of operations.

Restrictions on our ability to collect and analyze data regarding our clients' investments could adversely affect our business.

We rely on our proprietary data and technology platforms to provide regular reports to our clients, to research developments and trends in private markets and to support our investment processes. We depend on the continuation of our relationships with the fund managers and sponsors of the underlying funds and investments in order to maintain current data on these investments and private markets activity. The termination of such relationships by a critical mass of such fund managers and sponsors or the imposition of widespread restrictions on our ability to use the data we obtain for our reporting and monitoring services could adversely affect our business, financial condition and results of operations.

We and our clients depend on the reliability of our proprietary data and technology platforms and other data processing systems. Failures or interruptions of these services may disrupt our business, damage our reputation, limit our growth and adversely affect our business and results of operations.

We and our clients rely heavily on our proprietary data and technology platforms, including SPI and Omni, and associated tools, which form a valuable part of the services we offer to our clients. We also rely heavily on other financial, accounting, compliance, monitoring and reporting data processing systems. Our back-up procedures and capabilities in the event of a failure or interruption may not be adequate. We expect that we will need to upgrade and expand the capabilities of our data processing systems and other operating technology in the future and we will incur costs to do so. We also rely on third-party service providers for certain aspects of our information and technology platforms and systems. Any failure, interruption or deterioration of proprietary data and technology platforms or other systems, including the loss or compromise of data by fire, natural disaster, power or telecommunications failure, or cybersecurity breaches or ransomware, or the failure of third-party service providers to perform could materially adversely affect our ability to provide services to our clients, harm our reputation, business or results of operations or result in regulatory intervention.

A compromise or corruption of our systems or that of our vendors containing confidential information could damage our business relationships and adversely affect our business, financial condition and results of operations.

We collect, process and store rapidly increasing volumes of highly sensitive data, including our proprietary business information and intellectual property, and personally identifiable information of our employees, our clients and others, in our data centers and on our networks, and with our vendors and service providers. Omni includes funds, direct investments and co-investments that we monitor and report on for the StepStone Funds and advisory accounts. The secure processing, maintenance and transmission of this information are critical to our operations. A significant actual or potential theft, loss, corruption, exposure, fraudulent use or misuse of client, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation or regulatory actions against us and significant reputational harm. Such events could damage our business relationships and adversely affect our business, financial condition and results of operations.

Cybersecurity risks and cyber incidents could adversely affect our business by causing a disruption to our operations, which could adversely affect our financial condition and results of operations.

The frequency and sophistication of the cyber and security threats we face continue to increase. As a result, we face a heightened risk of a security breach or disruption with respect to sensitive information resulting from an attack by computer hackers, foreign governments or cyber terrorists. Our reputation and our ability to operate and expand our business depend on computer hardware and software systems, including our proprietary data and technology platforms and other data processing systems, which can be vulnerable to security breaches or other cyber incidents. Our funds' portfolio companies rely on similar systems and face similar risks, and such funds may invest in strategic assets having a national or regional profile or in infrastructure assets that face a greater risk of attack. Cyber or security incidents may be an intentional attack, such as a hacker attack, ransomware, virus or worm, or an unintentional event and could involve bad actors gaining unauthorized access to our information systems for purposes of misappropriating assets, disclosing or modifying sensitive or confidential information, corrupting data or causing operational disruption. Cyber-criminals can attempt to redirect payments required to be paid at the closings of our investments to unauthorized accounts, which we or the services providers we retain, such as paying agents and escrow agents, may not be able to detect or protect against. In recent years, there has been a significant increase in ransomware and other hacking attempts by cyber-criminals. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by others, including by our service providers.

We have implemented processes, procedures and internal controls designed to mitigate cybersecurity risks and cyber intrusions. However, these measures, as well as our increased awareness of the nature and extent of a risk of a cyber-incident, do not guarantee that a cyber-incident will not occur or that our financial results or operations will not be adversely affected by such an incident. Cyber-incident techniques change frequently, may not immediately be recognized and can originate from a wide variety of sources. We expect to be required to devote increasing levels of funding and resources to comply with evolving cybersecurity regulations, including those expected to be promulgated by the SEC with respect to public companies and investment advisers, and to continually monitor and enhance our information security procedures and controls. We maintain insurance intended to cover certain cybersecurity events, but such insurance may not cover all risks and losses that we experience.

Finally, we rely on third-party service providers for certain aspects of our business, including for certain information systems and technology, as well as administration of the StepStone Funds. These third-party service providers and their vendors are also susceptible to cyber and security threats. Any interruption or deterioration in the performance of these third parties, failures of their information systems and technology or cyber and security breaches could put our sensitive information at risk or result in the shutdown of a service provider, and indemnification by, or insurance coverage of, such service providers may not be sufficient to cover any damage or loss, which could impair the quality of the funds' operations and harm our reputation, thereby adversely affecting our business, financial condition and results of operations.

The result of these adverse incidents can include the inability to provide services to our clients, other disruptions of our business, corruption or modifications to our data, fraudulent transfers or requests for transfers of money, liability for stolen assets or information, increased cybersecurity protection and insurance costs and litigation.

Employee misconduct could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm.

There is a risk that our employees could engage in misconduct that adversely affects our business. We are subject to a number of obligations and standards arising from our advisory and investment management services and our discretionary authority over the assets we manage. The violation of these obligations and standards by any of our employees would adversely affect our clients and us. Our business often requires that we deal with confidential matters of great significance to companies and funds in which we may invest for our clients. If our employees were to improperly use or disclose confidential information, we could be subject to legal or regulatory action and suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to detect or deter employee misconduct, and the extensive precautions we take to detect and prevent this activity may not be effective in all cases. If one of our employees were to engage in misconduct or were to be accused of such misconduct, our business and our reputation could be materially and adversely affected. See "— Evolving laws and government regulations could adversely affect us."

We may face damage to our professional reputation if our services are not regarded as satisfactory or for other reasons and may face legal liability to our clients and third parties under securities or other laws and regulations.

As a private market solutions services firm, we depend to a large extent on our relationships with our clients and our reputation for integrity and high-caliber professional services to attract and retain clients. As a result, if a client is not satisfied with our services, such dissatisfaction may be more damaging to our business than to other types of businesses. The importance of our reputation may increase as we seek to expand our client base and into new private markets.

Our asset management and advisory activities subject us to the risk of significant legal liabilities to our clients and third parties, including our clients' stockholders or beneficiaries. In our investment management business, we make investment decisions on behalf of our clients that could result in substantial losses. Any such losses may subject us to the risk of legal and regulatory liabilities or actions alleging negligent misconduct, breach of fiduciary duty or breach of contract. We could also be liable to our clients and third parties, including our clients' stockholders or beneficiaries, under securities or other laws and regulations for materially false or misleading statements made in connection with securities and other transactions. These risks often are difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We may incur significant legal expenses in defending litigation. In addition, litigation or regulatory action against us may tarnish our reputation and harm our ability to attract and retain clients.

Our non-U.S. operations are subject to certain risks, which may adversely affect our business, financial condition and results of operations.

Our non-U.S. operations carry special financial and business risks, which include: fluctuations in foreign currency exchange rates that could adversely affect our results; unexpected changes in trading policies, regulatory requirements, tariffs and other barriers; local labor conditions, protections and regulations; adverse consequences or restrictions on the repatriation of earnings; potentially adverse tax consequences, such as trapped foreign losses or excise taxes (or other similar taxes); less stable political and economic environments; terrorism, political hostilities, war, outbreak of disease and other civil disturbances or other catastrophic events that reduce business activity; cultural and language barriers and the need to adopt different business practices in different geographic areas; and difficulty collecting fees and, if necessary, enforcing judgments.

As part of our day-to-day operations outside the United States, we are required to create compensation programs, employment policies, privacy policies, compliance policies and procedures and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor standards and directives across our global operations. Our failure to successfully manage and grow our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with non-U.S. standards and procedures.

Any payment of distributions, loans or advances to and from our subsidiaries could be subject to restrictions on or taxation of dividends or repatriation of earnings under applicable local law, monetary transfer restrictions, foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate or other restrictions imposed by current or future agreements, including debt instruments, to which our non-U.S. subsidiaries may be a party. Our business, financial condition and results of operations could be adversely affected, possibly materially, if we are unable to successfully manage these and other risks of global operations in a volatile environment. If our non-U.S. business increases relative to our total business, these factors could have a more pronounced effect on our results of operations or growth prospects.

Investments of the StepStone Funds in certain jurisdictions may be subject to heightened risks relative to investments in other jurisdictions, which may adversely affect our business, financial condition and results of operations.

A portion of the investments of the StepStone Funds and advisory accounts include private markets funds that are located in, or invest in portfolio companies located in, countries that are subject to heightened risks. Such investments may involve risks related to (i) currency exchange matters, including exchange rate fluctuations with respect to the foreign currency in which the investments are denominated, and costs associated with conversion of investment proceeds and income from one currency to another; (ii) regulations pertaining to investments and investment managers in such countries; (iii) differences in the capital markets of such countries, including, in some cases, the absence of uniform accounting, auditing, financial reporting and legal standards, practices and disclosure requirements and less government supervision and regulation; (iv) certain economic, social and political risks, including exchange control regulations and restrictions on foreign investments and repatriation of capital, and the risks of political, economic or social instability; and (v) the possible imposition of taxes with respect to such investments or confiscatory taxation. These risks could adversely affect the investment performance of the StepStone Funds and advisory accounts, which would adversely affect our business, financial condition and results of operations.

Revenues from our real estate asset class are subject to the risks inherent in the ownership and operation of real estate and the construction and development of real estate.

Our real estate funds are subject to risks arising from the ownership and operation of real estate and real estate-related businesses and assets. These risks include the following: general and local economic conditions; changes in supply of and demand for competing properties in an area (as a result, for example, of overbuilding); changes in building, environmental and other laws; diminished financial resources of tenants; changes in demand for commercial office properties (including as a result of an increased prevalence of remote work); fluctuations in the average occupancy and room rates for hotel properties; energy and supply shortages; uninsured or uninsurable risks; liability for "slip-and-fall" and other accidents on properties held by our funds; natural disasters; changes in government regulations (such as rent control and tax laws); changes in real property tax and transfer tax rates; changes in interest rates; the reduced availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable; negative developments in the economy that depress travel activity; environmental liabilities, including under environmental laws that impose, regardless of fault, joint and several liability for the cost of remediating contamination and compensation for damages; contingent liabilities on disposition of assets; unexpected cost overruns in connection with development projects; terrorist attacks, war and other factors that are beyond our control; and dependence on local operating partners. Even in cases where we are indemnified against liabilities arising out of our real estate business, we cannot assure you as to the financial viability of the indemnifying party to satisfy such indemnities or our ability to achieve enforcement of such indemnities.

If our clients or real estate funds acquire direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income producing, they will be subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals, the cost and timely completion of construction (including risks beyond the control of our fund, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. Additionally, such investments may be managed by a third party, which makes them dependent upon such third parties. Any of these factors may cause the value of real estate investments to decline, which may have a material adverse effect on our clients or our business, financial condition and results of operations.

Our real estate asset class is exposed to commercial real estate values and commercial real estate loans, both of which are expected to be adversely affected by decreased occupancy rates, higher prevailing interest rates and decreased credit availability.

Our real estate asset class has traditionally been exposed to commercial real estate and may be adversely affected by conditions in the commercial real estate market. Commercial real estate depends on cash flows from the property to service the debt, successful completion of construction projects and, in some cases, sales of the underlying properties. Because of decreasing occupancy rates for commercial real estate, along with higher prevailing interest rates and decreased ability to refinance commercial real estate borrowings, we expect it may be more difficult for commercial real estate to generate sufficient cash flows to service debt, maintain required financial and operating covenants of such debt, pay or refinance debt as it comes due or generate a profit. As a result of these economic conditions, the value of commercial real estate investments and loans supporting such investments are expected to be adversely affected in the near term.

The investments we make on behalf of clients or we recommend to our clients in infrastructure assets may expose us to increased risks and liabilities.

Investments in infrastructure assets may expose us and our clients to increased risks and liabilities that are inherent in the ownership of infrastructure assets. For example:

- Ownership of infrastructure assets may also present additional risk of liability for personal and property injury or impose significant operating challenges and costs with respect to, for example, compliance with zoning, environmental, worker, public health and safety or other applicable laws or government actions, which may have a material adverse effect on the operations, financial condition and liquidity of particular assets and ultimately affect investment returns.

- Infrastructure asset investments may face construction and development risks including, without limitation: (i) labor disputes, shortages of material and skilled labor, or work stoppages; (ii) slower than projected construction progress and the unavailability or late delivery of necessary equipment; (iii) less than optimal coordination with public utilities in the relocation of their facilities; (iv) climate change, adverse weather conditions and unexpected construction conditions; (v) accidents or the breakdown or failure of construction equipment or processes; (vi) political or local opposition; (vii) failure to obtain regulatory approvals or permits; and (viii) catastrophic events, such as explosions, fires, war, terrorist activities, natural disasters and other similar events. These risks could result in substantial unanticipated delays or expenses (which may exceed expected or forecasted budgets) and, under certain circumstances, could prevent completion of construction activities once undertaken. Insurance against such risks may be limited. Certain infrastructure asset investments may remain in construction phases for a prolonged period of time and, accordingly, may not generate cash during such prolonged period. Recourse against the contractor may be subject to liability caps or may be subject to default or insolvency on the part of the contractor.

- The operation of infrastructure assets is exposed to potential unplanned interruptions caused by significant catastrophic or force majeure events. These risks could, among other effects, adversely affect the cash flows available from investments in infrastructure assets, cause personal injury or loss of life, damage property, or instigate disruptions of service. In addition, the cost of repairing or replacing damaged assets could be considerable. Repeated or prolonged service interruptions may result in permanent loss of customers, litigation, or penalties for regulatory or contractual noncompliance. Force majeure events that are incapable of, or too costly to, cure may also have a permanent adverse effect on an investment.

- The management of the business or operations of an infrastructure asset may be contracted to a third-party management company unaffiliated with us. Although it would be possible to replace any such operator, the failure of such an operator to adequately perform its duties or to act in ways that are in our best interest, or the breach by an operator of applicable agreements or laws, rules and regulations, could have an adverse effect on the investment's financial condition or results of operations. Infrastructure investments may involve the subcontracting of design and construction activities in respect of projects, and as a result the investments we make on behalf of clients or we recommend to our clients are subject to the risks that contractual provisions passing liabilities to a subcontractor could be ineffective, the subcontractor fails to perform services which it has agreed to perform and the subcontractor becomes insolvent.

Infrastructure investments often involve an ongoing commitment to municipal, state, federal or foreign government or regulatory agencies. The nature of these obligations exposes the investments we make on behalf of clients or we recommend to our clients to a higher level of regulatory control than typically imposed on other businesses and may require complex government licenses, concessions, leases or contracts, which may be difficult to obtain or maintain and which may restrict operations of assets in a way that maximizes cash flows and profitability, and are subject to special risks such as sovereign risks, take actions and expropriation. Infrastructure investments may require operators to manage such investments and such operators' failure to comply with laws, including prohibitions against bribing of government officials, may adversely affect the value of such investments and cause serious reputational and legal harm. Revenues for such investments may rely on contractual agreements for the provision of services with a limited number of counterparties and are consequently subject to counterparty default risk. The operations and cash flow of infrastructure investments are also more sensitive to inflation and, in certain cases, commodity price risk. Furthermore, services provided by infrastructure investments may be subject to rate regulations by government entities that determine or limit prices that may be charged. Similarly, users of applicable services or government entities in response to such users may react negatively to any adjustments in rates and thus reduce the profitability of such infrastructure investments.

The substantial growth of our business in recent years may be difficult to sustain, as it may place significant demands on our resources and employees and may increase our expenses.

The substantial growth of our business has placed, and if it continues, will continue to place, significant demands on our infrastructure, our investment team and other employees, and will increase our expenses. We will need to continuously invest in our human resources and our infrastructure as a result of the increasingly complex investment management industry, increasing sophistication of clients and our expansion into new jurisdictions. In addition, our newer private wealth platform has and will require ongoing development of new infrastructure. Legal and regulatory developments, including increasing levels of regulation by the SEC and other regulatory authorities outside of the United States, also contribute to the increasing level of our expenses. The future growth of our business will depend, among other things, on our ability to maintain the appropriate infrastructure and staffing levels to sufficiently address our growth and may require us to incur significant additional expenses and commit additional senior management and operational resources. We may face significant challenges in maintaining adequate financial and operational controls as well as implementing new or updated information and financial systems and procedures. Training, managing and appropriately sizing our work force and other components of our business on a timely and cost-effective basis also poses challenges. In addition, our efforts to retain or attract qualified investment professionals may result in significant additional expenses.

We may enter into new lines of business, which may result in additional risks and uncertainties in our business.

We currently generate substantially all of our revenue from asset management and advisory services. However, we may grow our business by offering additional products and services and by entering into new lines of business. To the extent we enter into new lines of business, we will face numerous risks and uncertainties, including risks associated with the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of clients due to the perception that we are no longer focusing on our core businesses. In addition, we may from time to time explore opportunities to grow our business via acquisitions, partnerships, investments or other strategic transactions. We cannot assure you that we will successfully identify, negotiate, complete or integrate such transactions, or that any completed transactions will produce favorable financial results.

Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, occupancy and equipment rentals, communication and information technology services, and depreciation and amortization will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to growing our business or entering into new lines of business. If a new business generates insufficient revenue or if we are unable to efficiently manage our expanded operations, our business, financial condition and results of operations could be materially and adversely affected.

We may acquire additional businesses or assets or form joint ventures.

As part of our business strategy, we may pursue additional acquisitions of complementary businesses or assets or seek to enter into joint ventures. These acquisitions or joint ventures would be intended to leverage our existing operations and industry experience or increase our product offerings. The success of any acquisitions, joint ventures or other investments will depend on our ability to identify, negotiate, complete and, in the case of acquisitions, integrate those transactions and, if necessary, obtain satisfactory financing to fund those transactions. We may not realize the anticipated benefits of any acquisition, joint venture or investment. We may not be able to integrate acquisitions successfully into our existing business, maintain the key business relationships of businesses we acquire, or retain key personnel of an acquired business, and we could assume unknown or contingent liabilities or incur unanticipated expenses. For example, in September 2021 we completed our acquisition of Greenspring and the transaction agreement provides for the payment of up to $75 million of additional cash consideration as an earn-out payment to the sellers of Greenspring, payable in 2025 subject to achievement by Greenspring of certain management fee revenue targets for the calendar year 2024. Integration of acquired companies or businesses also may require management resources that otherwise would be available for ongoing development of our existing business, or integration may not succeed, leading to a failure to realize anticipated benefits. Any acquisitions or investments made by us also could harm our results of operations, including as a result of significant write-offs or the incurrence of debt and contingent liabilities. In addition, if we choose to issue equity to fund an acquisition, our stockholders may experience dilution.

Current or future indebtedness may expose us to substantial risks.

We are party to a Credit Agreement with JPMorgan Chase Bank, N.A. and certain other lenders party thereto. See note 9 to our consolidated financial statements included elsewhere in this annual report for more information. Borrowings under the Credit Agreement, or any future debt we undertake, will expose us to the typical risks associated with the use of leverage. Significant future borrowings could make it more difficult for us to withstand adverse economic conditions or business plan variances, to take advantage of new business opportunities, or to make necessary capital expenditures. Any portion of our cash flow required for debt service will not be available for our operations, distributions, dividends or other purposes. Any substantial decrease in net operating cash flows or any substantial increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations. Restrictive covenants in agreements and instruments governing our current and future debt may adversely affect our ability to operate our business or limit our ability to engage in certain transactions or activities, including paying dividends or making other distributions on our Class A common stock. We cannot assure you that we will be able to maintain leverage levels in compliance with such covenants. Any failure to comply with these financial and other covenants, if not waived, could cause a default or event of default under such indebtedness.

We are subject to risks in using custodians, counterparties, administrators and other agents.

Many of our funds depend on the services of custodians, counterparties, administrators and other agents to carry out certain securities and derivatives transactions and other administrative services. We are subject to risks of errors and mistakes made by these third parties, which may be attributed to us and subject us or our clients to reputational damage, penalties or losses. The terms of the contracts with these third-party service providers are often customized and complex, and many of these arrangements occur in markets or relate to products that are not subject to regulatory oversight. We may be unsuccessful in seeking reimbursement or indemnification from these third-party service providers.

Our funds are subject to the risk that the counterparty to one or more of these contracts defaults, either voluntarily or involuntarily, on its performance under the contract. Any such default may occur suddenly and without notice to us. Moreover, if a counterparty defaults, we may be unable to take action to cover our exposure, either because we lack contractual recourse or because market conditions make it difficult to take effective action. This inability could occur in times of market stress, which is when defaults are most likely to occur. In addition, our risk-management models may not accurately anticipate the effects of market stress or counterparty financial condition, and as a result, we may not have taken sufficient action to reduce our risks effectively. Default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, concerns about, or a default by, one large participant could lead to significant liquidity problems for other participants or the broader market, which may in turn expose us to significant losses.

In the event of a counterparty default, particularly a default by a major investment bank or a default by a counterparty to a significant number of our contracts, one or more of our funds may have outstanding trades that they cannot settle or are delayed in settling. As a result, these funds could incur material losses and the resulting market impact of a major counterparty default could harm our business, financial condition and results of operation.

In the event of the insolvency or bankruptcy of a custodian, counterparty or any other party that is holding assets of our funds as collateral, our funds might not be able to recover equivalent assets in full as they will rank among the custodian's or counterparty's unsecured creditors in relation to the assets held as collateral. In addition, our funds' cash held with a custodian or counterparty generally will not be segregated from the custodian's or counterparty's own cash, and our funds may therefore rank as unsecured creditors in relation thereto.

Risks Related to Our Industry

The investment management and investment advisory business is intensely competitive.

The investment management and investment advisory business is intensely competitive, with competition based on a variety of factors, including investment performance, the quality of service provided to clients, brand recognition and business reputation. We compete with a variety of traditional and private markets managers, commercial banks, investment banks and other financial institutions. Many factors affect our ability to compete successfully, including:

- some of our competitors have more relevant experience, greater financial and other resources and more personnel than we do;

- if, as we expect, allocation of assets to private markets investment strategies increases, there may be increased competition for private markets investments and access to fund managers;

- certain clients may prefer to invest with private partnerships rather than a public company; and

- other industry participants from time to time recruit our investment professionals and other employees away from us.

This competitive pressure could adversely affect our ability to make successful investments and restrict our ability to raise future funds, either of which would materially and adversely affect our business, financial condition and results of operations.

Difficult or volatile market and political conditions can adversely affect our business by reducing the market value of the assets we manage, causing our clients to reduce their investments in private markets, reducing the number of high-quality investment managers with whom we may invest, and reducing the ability of our funds to raise or deploy capital.

The global financial markets and business climate have recently deteriorated and may continue to deteriorate, including due to continued rising interest rates, ongoing high inflation, reduced availability of credit, recession risk, regional and international bank failures, changes in laws and regulation, terrorism or political uncertainty, war (including the ongoing Russia-Ukraine conflict), and potential recession. For example, inflation in the U.S. could remain high or increase, and heightened competition for workers, supply chain issues and rising energy and commodity prices have contributed to increasing wages and other inputs, which may put pressure on the profit margins of portfolio companies within our private market funds. The extent and impact of any sanctions imposed in connection with the Russia-Ukraine conflict may also cause additional financial market volatility and impact the global economy. Volatility and disruption in the equity and credit markets can adversely affect the portfolio companies in which private markets funds invest and adversely affect the investment performance of the StepStone Funds and advisory accounts.

Our ability to manage our exposure to market conditions is limited. Market deterioration could cause us, the StepStone Funds we manage or the funds in which they invest to experience reduced liquidity, earnings and cash flow, recognize impairment charges, or face challenges in raising additional capital, obtaining investment financing and making investments on attractive terms. Adverse market conditions can also affect our ability and the ability of funds in which we and our clients invest to liquidate positions in a timely and efficient manner. More costly and restrictive financing also may adversely affect the investment returns of our co-investments in leveraged buyout transactions and, therefore, adversely affect the results of operations and financial condition of our co-investment funds.

Our business may generate lower revenue as a result of recent and prospective economic contractions, decreases in equity markets and tightening of global credit markets. These events may result in reduced opportunities to find suitable investments and make it more difficult for us, or for the funds in which we and our clients invest, to exit and realize value from existing investments, potentially resulting in a decline in the value of the investments held in our clients' portfolios. Such a decline could cause our revenue and net income to decline by causing some of our clients to reduce their investments in private markets in favor of investments they perceive as offering greater opportunity or lower risk, which would result in lower fees being paid to us.

These events may also reduce the commitments our clients are able to devote to private markets investments generally and make it more difficult for the funds in which we invest to obtain funding for additional investments at attractive rates, which would further reduce our profitability.

Our profitability may also be adversely affected by our fixed costs and the possibility that we would be unable to reduce other costs within a time frame sufficient to match any decreases in revenue relating to changes in market and economic conditions. If our revenue declines without a commensurate reduction in our expenses, our net income will be lower.

In addition, regulatory oversight and enforcement may become more rigorous for public companies in general, and for the financial services industry in particular, as a result of the recent volatility in the financial markets. See "—Evolving laws and government regulations could adversely affect us."

A major public health crisis, including a resurgence of the COVID-19 pandemic or a similar pandemic, could again severely disrupt the global financial markets and business climate and adversely affect our business, financial condition and results of operations.

A major public health crisis can have unpredictable and adverse impacts on global, national and local economies. Disruptions to commercial activity (such as the imposition of quarantines or travel restrictions) or, more generally, a failure to contain or effectively manage a public health crisis, has, and may in the future, adversely impact our business activity and that of the StepStone Funds. For example, such disruptions have adversely affected, and in the future could again adversely affect, our ability to effectively identify, monitor, make or dispose of investments. Additionally, while restrictions have generally been lifted globally, and the World Health Organization has declared the end of the COVID-19 global health emergency, the COVID-19 pandemic contributed, and any future public health crisis could contribute, to extreme volatility in financial markets. Such volatility could adversely affect the business of StepStone and the StepStone Funds and the portfolio companies in which they invest, all of which could have material and adverse effect on our performance.

We operate in a heavily regulated industry and any failure to comply with the government regulations to which we are subject could adversely affect us.

We are subject to numerous regulations that may impact our business model. In the United States, our advisory and investment management businesses are subject to regulation by the SEC, the Commodity Futures Trading Commission, the Internal Revenue Service (the "IRS") and other regulatory agencies, pursuant to, among other laws, the Investment Advisers Act, the Securities Act, the Internal Revenue Code of 1986, as amended, (the "Code"), the Commodity Exchange Act, and the Exchange Act. The SEC in particular has increased its regulation and scrutiny of the asset management and private equity industries in recent years, focusing on the private equity industry's fees, allocation of expenses to funds, valuation practices, allocation of fund investment opportunities, disclosures to clients, the allocation of broken-deal expenses, the management of conflicts of interest disclosures and other fiduciary obligations. The SEC has also heightened its focus on the valuation processes employed by investment advisers. The lack of readily ascertainable market prices for many of the investments made by the StepStone Funds or the funds in which we invest could subject our valuation policies and processes to increased scrutiny by the SEC.

Our failure to comply with applicable laws or regulations could result in fines, suspensions of personnel or other sanctions, including revocation of our registration as an investment adviser. Even if a sanction imposed against us or our personnel is small in monetary amount, the adverse publicity arising from the imposition of sanctions against us by regulators could harm our reputation and cause us to lose existing clients or fail to gain new clients. Additionally, legislation, including proposed legislation regarding executive compensation and taxation of carried interest, may adversely affect our ability to attract and retain key personnel. See "Business—Regulatory Environment."

To the extent that the Partnership is a "fiduciary" under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), with respect to benefit plan clients, it is subject to ERISA, and to regulations promulgated thereunder. ERISA and applicable provisions of the Code impose certain duties on persons who are fiduciaries under ERISA, prohibit certain transactions involving ERISA plan clients and provide monetary penalties for violations of these prohibitions. Our failure to comply with these requirements could have a material adverse effect on our business. In addition, a court could find that one of our co-investment funds has formed a partnership-in-fact conducting a trade or business and would therefore be jointly and severally liable for the portfolio company's unfunded pension liabilities.

In addition, the Partnership, along with certain of our consolidated subsidiaries, is registered as an investment adviser with the SEC and is subject to the requirements and regulations of the Investment Advisers Act. Such requirements relate to, among other things, maintaining an effective compliance program, incentive fees, solicitation arrangements, allocation of investments, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an adviser and their advisory clients, as well as general anti-fraud prohibitions. As a registered investment adviser, the Partnership has fiduciary duties to its clients. A failure to comply with the obligations imposed by the Investment Advisers Act, including recordkeeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities, could result in investigations, sanctions and reputational damage, and could materially and adversely affect our business, financial condition, results of operations and business reputation.

In addition, the European Union's General Data Protection Regulation (the "GDPR") and the California Consumer Privacy Act ("CCPA") impose stringent data protection requirements, and we may also be subject to additional state privacy laws. There are substantial financial penalties for breach of the GDPR, including up to the higher of 20 million Euros or 4% of group annual worldwide turnover. Non-compliance with GDPR, CCPA or similar regulation enacted elsewhere therefore represents a serious risk to our business.

Our private wealth investment platform is subject to additional regulatory requirements that could adversely impact its profitability. Certain U.S. funds we offer to private wealth investors are registered investment companies or business development companies under the Investment Company Act and we expect that additional funds we offer will also be registered investment companies or business development companies under the Investment Company Act or applicable laws in other jurisdictions. The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies and business development companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose stringent governance and board independence requirements. In addition, we will depend on third parties to assist us in complying with regulatory obligations with respect to such registered funds and business development companies.

Requirements imposed by the Investment Company Act, including limitations on capital structure, the ability to transact business with affiliates and the ability to compensate senior employees, or the failure of our third-party vendors to assist us with required compliance could materially and adversely affect our businesses, financial condition and results of operations.

In addition, if we fail to comply with any of the regulations that we are subject to, we could be subject to enforcement actions, which may materially and adversely affect our business, financial condition and results of operations.

Evolving laws and government regulations could adversely affect us.

Governmental regulation of the global financial markets and financial institutions is intense and is continually evolving. This includes regulation of investment funds, as well as their managers and activities, through the implementation of compliance, risk management and anti-money laundering procedures; restrictions on specific types of investments and the provision and use of leverage; capital requirements; limitations on compensation to fund managers; and books and records, reporting and disclosure requirements. The effects on us, the StepStone Funds, or on private markets funds generally, of future regulation, or of changes in the interpretation and enforcement of existing regulation, could have an adverse effect on the StepStone Funds' investment strategies or our business model. Policy changes and regulatory reform by the U.S. federal government may create regulatory uncertainty for our funds' portfolio companies and our investment strategies and adversely affect the profitability of the StepStone Funds' portfolio companies.

Ongoing political developments could adversely impact our investment management and investment advisory businesses. The financial services industry is currently experiencing an uncertain political and regulatory environment. There has been a greater level of SEC enforcement activity under the current U.S. presidential administration, including targeting practices which were not targeted by the prior U.S. presidential administration. The Biden administration and the current leadership of the SEC have also signaled that they intend to seek to enact further changes to numerous areas of law and regulations currently in effect. In particular, the SEC has signaled an increased emphasis on investment adviser and private fund regulation and has adopted new rules that impose significant changes related to reporting on Form PF and Rule 10b5-1 insider trading plans, and has proposed a number of new rules that, if adopted as proposed, would impose further significant changes on investment advisers and their management of private funds (including with respect to fund audits, adviser-led secondary transactions, fee and expense allocation and reporting, beneficial ownership reporting under Exchange Act Sections 13(d) and 13(g), borrowings, indemnification, side letters, cybersecurity risk management, and annual compliance reviews), and the SEC is expected to propose additional changes in the future. Any such changes, including with modifications, whether enacted under current or future leadership, could have a significant effect on private funds and private fund advisers and their operations, including increasing compliance burdens and regulatory costs, restrictions on the ability to receive expense, indemnification and other cost reimbursements, and heightened risk of regulatory enforcement action such as public sanctions, restrictions on activities, fines and reputational damage. Any of the foregoing could lead to further regulatory uncertainty, result in changes to our operations and could materially impact our funds and/or their investments (including the funds in which the StepStone Funds and our clients invests) and/or us, including by causing us to incur additional expenses.

Governmental policy changes and regulatory or tax reform could also have a material effect on our funds. For example, regulatory or tax reform in jurisdictions where we may be conducting business (including jurisdictions in which we have established StepStone Funds, such as the Cayman Islands) and jurisdictions in which our clients or investors in StepStone Funds are located may increase administrative costs, increase taxes borne by StepStone Funds or our clients or investors, or otherwise adversely affect our funds or our ability to successfully fundraise on behalf of our funds. A prolonged environment of regulatory uncertainty may make the identification of attractive investment opportunities and the deployment of capital more challenging. In addition, our ability to identify business and other risks associated with new investments depends in part on our ability to anticipate and accurately assess regulatory and other changes that may have a material effect on the businesses in which we choose to invest. The failure to accurately predict the possible outcome of policy changes and regulatory reform could have a material adverse effect on the returns generated from our funds' investments and our revenues.

In recent years, the United States has imposed tariffs on various products imported into the United States. These tariffs have resulted in, and may continue to trigger, retaliatory actions by affected countries, including the imposition of tariffs on the United States by other countries. Certain foreign governments have instituted or are considering imposing trade sanctions on certain U.S. goods and denying U.S. companies access to critical raw materials. Governmental actions related to the imposition of tariffs or other trade barriers or changes to international trade agreements or policies could increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of companies whose businesses rely on goods imported from outside of the United States. In addition, if we fail to monitor and adapt to changes in policy and the regulations to which we are or may become subject, we could be subject to enforcement actions, which may materially and adversely affect our businesses, financial condition and results of operations.

Future changes to tax laws or our effective tax rate could materially adversely affect our company and reduce net returns to our stockholders.

Our tax treatment is subject to the enactment of, or changes in, tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, including those related to the Base Erosion and Profit Shifting ("BEPS") Project of the Organisation for Economic Co-Operation and Development ("OECD"), the European Commission's state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid, or the taxation of partnerships and other passthrough entities. In addition, the Group of Twenty, the OECD, the U.S. Congress and Treasury Department and other government agencies in jurisdictions where we and our affiliates do business have focused on issues related to the taxation of multinational corporations, including, but not limited to, transfer pricing, country-by-country reporting and base erosion. The OECD also recently finalized guidelines that recommend certain multinational enterprises be subject to a minimum 15% tax rate, effective from 2024. This minimum tax and several of the proposed measures are potentially relevant to some of our operating entities and investments and could have an adverse tax impact on our funds, investors and/or our funds' portfolio companies. As a result, the tax laws in the United States and other countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could have an adverse effect on our worldwide tax liabilities, business, financial condition and results of operations. Some member countries have been moving forward on the BEPS agenda but, because timing of implementation and the specific measures adopted will vary among participating states, significant uncertainty remains regarding the impact of BEPS proposals. If implemented, these proposals could result in a loss of tax treaty benefits and increased taxes on income from our operations and/or investments. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our stockholders, and increase the complexity, burden and cost of tax compliance.

Our businesses are subject to income taxation in the United States, as well as in many tax jurisdictions throughout the world. Tax rates in these jurisdictions may be subject to significant change. If our effective tax rate increases, our results of operations and cash flow could be adversely affected. Our effective income tax rate can vary significantly between periods due to a number of complex factors including, but not limited to, projected levels of taxable income in each jurisdiction, tax audits conducted and settled by various tax authorities, and adjustments to income taxes upon finalization of income tax returns.

We may be required to pay additional taxes under the Centralized Partnership Audit Regime.

For tax years beginning on or after January 1, 2018, the Partnership is subject to partnership audit rules enacted as part of the Bipartisan Budget Act of 2015 (the "Centralized Partnership Audit Regime"). Under the Centralized Partnership Audit Regime, any IRS audit of the Partnership would be conducted at the Partnership level, and if the IRS determines an adjustment, the default rule is that the Partnership would pay an "imputed underpayment" including interest and penalties, if applicable. The Partnership may instead elect to make a "push-out" election, in which case the partners for the year that is under audit would be required to take into account the adjustments on their own personal income tax returns. We will decide whether or not to cause the Partnership to make this election; however, there are circumstances in which the election may not be available and, in the case of an entity in which the Partnership directly or indirectly invests, such decision may be outside of our control. If the Partnership or an entity in which the Partnership directly or indirectly invests does not make this election, the then-current partners of the Partnership (including SSG) could economically bear the burden of the understatement.

Audit adjustments for state or local tax purposes could similarly result in the Partnership (or any of its applicable subsidiaries or other entities in which the Partnership directly or indirectly invests) being required to pay or indirectly bear the economic burden of state or local taxes and associated interest, and penalties.

Federal, state and foreign anti-corruption and sanctions laws create the potential for significant liabilities and penalties and reputational harm.

We are subject to laws and regulations governing payments and contributions to political persons or other third parties, including restrictions imposed by the Foreign Corrupt Practices Act ("FCPA") as well as trade sanctions and export control laws administered by the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), the U.S. Department of Commerce and the U.S. Department of State. The FCPA is intended to prohibit bribery of foreign governments and their officials and political parties and requires public companies in the United States to keep books and records that accurately and fairly reflect those companies' transactions. OFAC, the U.S. Department of Commerce and the U.S. Department of State administer and enforce various export control laws and regulations, including economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. These laws and regulations affect a number of aspects of our business, including servicing existing clients, finding new clients, and sourcing new investments, as well as activities by the portfolio companies in our investment portfolio or other controlled investments.

Similar laws in non-U.S. jurisdictions, such as EU sanctions or the United Kingdom ("UK") Bribery Act, as well as other applicable anti-bribery, anti-corruption, anti-money laundering, or sanction or other export control laws in the United States and abroad, may also impose stricter or more onerous requirements than the FCPA, OFAC, the U.S. Department of Commerce and the U.S. Department of State, and implementing them may disrupt our business or cause us to incur significantly more costs to comply with those laws. In addition, the U.S. and other countries have begun imposing sanctions on Russia in connection with the ongoing Russia-Ukraine conflict, which may impact us, StepStone Funds and our portfolio companies to a degree which remains uncertain. Different laws contain conflicting provisions, making compliance with all laws more difficult. If we fail to comply with these laws and regulations, we could face claims for damages, civil or criminal financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our business, results of operations and financial condition. In addition, we may be subject to successor liability for FCPA violations or other acts of bribery, or violations of applicable sanctions or other export control laws committed by companies in which we or our funds invest or which we or our funds acquire. While we have developed and implemented policies and procedures designed to ensure strict compliance by us and our personnel with the FCPA and other anti-corruption, sanctions and export control laws in jurisdictions in which we operate, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the FCPA or other applicable anti-corruption, sanctions or export control laws could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of client confidence, any one of which could adversely affect our business prospects, financial condition and results of operations.

Regulation of investment advisers outside the United States could adversely affect our ability to operate our business.

We provide investment advisory and other services and raise funds in a number of countries and jurisdictions outside the United States. In a number of these countries and jurisdictions, which include the UK, the EU, the European Economic Area ("EEA"), and certain of the individual member states of each of the EU and EEA (including Ireland and Luxembourg), Switzerland, Japan, Korea, Canada and Brazil, our operations, and in some cases our personnel, are subject to regulatory oversight and affirmative requirements. These requirements variously relate to registration, licenses for our personnel, periodic inspections, the provision and filing of periodic reports, and obtaining certifications and other approvals. In the EU, we are subject to the EU Alternative Investment Fund Managers Directive ("AIFMD") and the Undertakings for Collective Investment in Transferable Securities Directive ("UCITS") under which we are subject to regulatory requirements regarding, among other things, registration for marketing activities, the structure of remuneration for certain of our personnel and reporting obligations. Switzerland and the individual member states of the EU have imposed additional requirements that may include internal arrangements with respect to risk management, liquidity risks, asset valuations, and the establishment and security of depository and custodial requirements. In certain other jurisdictions, we are subject to various securities and other laws relating to fundraising and other matters. As we expand into additional countries and jurisdictions, we may become subject to additional regulatory oversight and related compliance obligations. Failure to maintain compliance with applicable laws and regulations could result in regulatory intervention, adversely affect our business or ability to provide services to our clients and harm our reputation.

The European Union Markets in Financial Instruments Directive II ("MiFID II"), which became effective on January 3, 2018, requires, among other things, all MiFID II investment firms to comply with more prescriptive disclosure, transparency, reporting and recordkeeping obligations and enhanced obligations in relation to the receipt of investment research, best execution, product governance and marketing communications. As we operate investment firms that are subject to MiFID II (including as applicable in the UK), we were required to implement revised policies and procedures to comply with MiFID II where relevant, including where certain rules have an extraterritorial impact on us. Compliance with MiFID II has, therefore, resulted in greater overall complexity, higher compliance, administration and operational costs, and less overall flexibility. The complexity, operational costs and reduction in flexibility may be further compounded as a result of UK's departure from the EU. See "The exit of the UK from the EU (Brexit) could adversely affect our business and our operations." This is because the UK is both: (i) no longer generally required to transpose EU law into UK law and (ii) has transposed certain EU legislation into UK law subject to various amendments and subject to the UK Financial Conduct Authority's oversight rather than that of EU regulators. Taken together, this could result in divergence between the UK and EU regulatory frameworks. Outside the UK and EEA, the regulations to which we are subject relate primarily to registration and reporting obligations.

It is expected that additional laws and regulations will come into force in the UK, the EEA, the EU, and other countries in which we operate over the coming years. Regulation (EU) 2019/2033 on the prudential requirements for investment firms ("IFR") and Directive (EU) 2019/2034 on the prudential supervision of investment firms ("IFD") entered into force on December 25, 2019. Together the IFR and IFD introduced a new prudential regime for those of our EU investment firms that are subject to MiFID II, including new requirements, such as general capital requirements, liquidity requirements, remuneration requirements, requirements to conduct internal capital adequacy assessments and additional requirements on disclosures and public reporting. The legislation could hinder our ability to deploy capital as freely as we would wish and to recruit and incentivize staff. Different and extended internal governance, disclosure, reporting, liquidity and group "prudential" consolidation requirements (among other things) could also have a material impact on our EU-based operations. Further, as described above, the UK's departure from the EU and the potential resulting divergence between the UK and EU regulatory frameworks may result in additional complexity and costs in complying with regulations across both the UK and EU. The UK introduced a new prudential regime for investment firms that are subject to MiFID II (as implemented in the UK), that entered into force on January 1, 2022. This new regime introduced (amongst other things) increased regulatory capital requirements, new remuneration requirements and increased reporting requirements. In addition, there may be future changes to the AIFMD and UCITS regimes and also further regulation adopted which may impact those parts of our business operating within the EU. For instance, key requirements under Directive (EU) 2019/1160 and Regulation (EU) 2019/1156 on the cross-border distribution of collective investment undertakings came into effect in EU member states from August 2, 2021. Among other things, this legislation introduced rules regarding the pre-marketing of funds, including additional reporting requirements.

There have also been significant legislative developments affecting the private equity industry in Europe and there continues to be discussion regarding enhancing governmental scrutiny and/or increasing regulation of the private equity industry, which may have an adverse impact on the private equity industry in Europe (including by making it more difficult to raise capital from certain types of investors and otherwise imposing on private equity funds additional and costly regulatory compliance burdens), which could in turn adversely affect our business prospects, financial condition and results of operations.

These laws and regulations may affect our costs and manner of conducting business in one or more markets, the risks of doing business, the assets that we manage or advise, and our ability to raise capital from clients. Any failure by us to comply with either existing or new laws or regulations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to increasing scrutiny from institutional clients with respect to ESG costs of investments made by the StepStone Funds, which may constrain investment opportunities for our funds and adversely affect our ability to raise capital from such clients.

In recent years, certain institutional clients have placed increasing importance on ESG implications of investments made by private equity and other funds to which they commit capital. Certain investors have also demonstrated increased activism with respect to existing investments, including by urging asset managers to take certain actions that could adversely affect the value of an investment, or refrain from taking certain actions that could improve the value of an investment. At times, clients have conditioned future capital commitments on the taking or refraining from taking of such actions. Clients' increased focus and activism related to ESG and similar matters may constrain our investment opportunities. In addition, institutional clients may decide to not commit capital to future fundraises as a result of their assessment of our approach to and consideration of the ESG cost of investments made by us. Conversely, certain investors have raised concerns as to whether the incorporation of ESG factors in the investment and portfolio management process may be inconsistent with the fiduciary duty to maximize returns for investors. Anti-ESG sentiment has gained momentum across the United States, with several states having enacted or proposed "anti-ESG" policies, legislation or issued related legal opinions. For example, (i) boycott bills target financial institutions that "boycott" or "discriminate against" companies in certain industries and prohibit state entities from doing business with such institutions and/or investing the state's assets (including pension plan assets) through such institutions; and (ii) ESG investment prohibitions require that state entities or managers/administrators of state investments make investments based solely on pecuniary factors without consideration of ESG factors. If fund investors subject to such legislation viewed our funds or ESG practices as being in contradiction of such "anti-ESG" policies, legislation or legal opinions, even though such view or perception may not be accurate, we may not be able to maintain or increase the size of our funds or raise sufficient capital for new funds, which may adversely affect our revenues. In addition, a failure to successfully manage ESG-related expectations may adversely affect our reputation or erode stakeholder trust.

ESG matters have also been the subject of increased focus by regulators, including in the EU and the U.S. For example, the European Commission has adopted new regulations as part of a package of legislative measures arising from its Action Plan on Sustainable Finance, which include, without limitation: (a) The Disclosure Regulation EU 2019/2088 regarding the introduction of transparency and disclosure obligations for investors, funds and asset managers in relation to ESG factors, which took effect beginning on March 10, 2021 and (b) The Taxonomy Regulation EU 2020/852 regarding the introduction of EU-wide taxonomy of environmentally sustainable activities, which entered into force on July 12, 2020. These and other proposals have resulted in the Non-Financial Disclosure Regulation, EU Taxonomy Regulation and the EU Sustainable Finance Disclosure Regulation. These legislative developments, which create a common classification system and disclosure obligations focusing on ESG issues, require additional disclosures to clients with respect to ESG factors, which may increase our compliance obligations and expenses, and could lead clients to reduce their investment with us. Our EU-based business, as well as any global product sales into the EU, is subject to these requirements. In the U.S., the SEC has created a Climate and ESG Task Force in its Division of Enforcement, which has and is expected to continue to focus on identifying any material gaps or misstatements in issuers' disclosure of climate risks under existing rules. Separately, the SEC has identified ESG investing as an exam priority for investment advisers that offer ESG products and services. Further, in March 2022, the SEC issued proposed regulations governing climate-related disclosure. The UK Financial Conduct Authority is introducing new rules and guidance for asset managers to make mandatory disclosures at both the manager and product level.

Additionally, a lack of harmonization globally in relation to ESG legal and regulatory reform leads to a risk of fragmentation in group level priorities as a result of the different pace of sustainability transition across global jurisdictions. This may create conflicts across our global business which could risk inhibiting our future implementation of, and compliance with, rapidly developing ESG standards and requirements. Failure to keep pace with sustainability transition could impact our competitiveness in the market and damage our reputation resulting in a material adverse effect on our business. In addition, our brand and reputation are also associated with our public commitments to various corporate ESG initiatives, including our goals for sustainability and inclusion and diversity. Any failure to achieve our disclosed commitments, could harm our reputation and adversely affect our client relationships or our recruitment and retention efforts. Moreover, positions we take or do not take on social issues may be unpopular with some of our employees or with our clients or potential clients, which may in the future impact our ability to attract or retain employees or clients. While we strive to implement ESG practices, there can be no assurance that we will be able to identify all ESG issues or will be able to successfully implement our ESG policies. In addition, the use of ESG metrics in the investment process could be subjective and they are not subject to uniform standards, and, as such, there is no guarantee that we will be able to accurately assess and measure the ESG risks and ESG compliance of its investments and potential investments. ESG-based exclusionary criteria could result in a StepStone Fund foregoing opportunities to make certain investments when it might otherwise be advantageous to do so, and/or selling certain investments due to their ESG characteristics when it might be disadvantageous to do so. Devoting additional resources to ESG matters could increase the amount of expenses we or our investments are required to bear. For example, collecting, measuring, and reporting ESG information and metrics can be costly, difficult and time consuming, is subject to evolving reporting standards, and can present numerous operational, reputational, financial, legal and other risks. If we do not successfully manage expectations across these varied stakeholder interests, it could erode stakeholder trust, impact our reputation, and constrain our investment opportunities. Given increased U.S. and European legal and regulatory focus on ESG matters, failure to comply with applicable legal and regulatory changes may attract increased regulatory scrutiny of our business, and could result in fines and/or other sanctions being levied against us.

Risks Related to Our Organizational Structure

We are a "controlled company" within the meaning of the Nasdaq Global Select Market listing standards and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Holders of our Class B common stock continue to control a majority of the voting power of our outstanding common stock. So long as no Sunset (as defined below) has occurred and the Class B stockholders who are party to the Stockholders' Agreement hold at least approximately 16.7% of all of the outstanding shares of the Company's common stock, the Class B stockholders are expected to hold a majority of the Company's outstanding voting power and thereby will control the outcome of matters submitted to a stockholder vote. As a result of the voting power held by those Class B stockholders who are party to the Stockholders' Agreement, we qualify as a "controlled company" within the meaning of the corporate governance standards of the Nasdaq Global Select Market. Under these rules, a listed company of which more than 50% of the voting power with respect to the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirement that (i) a majority of our board of directors consist of independent directors, (ii) director nominees be selected or recommended to the board entirely by independent directors and (iii) the compensation committee be composed entirely of independent directors.

A "Sunset" is triggered upon the earliest to occur of the following: (i) Monte Brem, Scott Hart, Jason Ment, Jose Fernandez, Johnny Randel, Michael McCabe, Mark Maruszewski, Thomas Keck, Thomas Bradley, David Jeffrey and Darren Friedman (including their respective family trusts and any other permitted transferees, the "Sunset Holders") collectively cease to maintain direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A common stock (determined assuming all outstanding Class B units have been exchanged for Class A common stock); (ii) the Sunset Holders cease collectively to maintain direct or indirect beneficial ownership of an aggregate of at least 25% of the aggregate voting power of our outstanding Class A common stock and Class B common stock, before giving effect to a Sunset; and (iii) September 18, 2025.

We rely on and intend to continue to rely on some or all of these exemptions. As a result, we do not have a majority of independent directors, our compensation committee does not consist entirely of independent directors and our directors will not be nominated or selected entirely by independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq Global Select Market, until we are no longer a controlled company.

SSG depends on distributions from the Partnership to pay any dividends, if declared, taxes and other expenses, including payments under the Tax Receivable Agreements.

SSG is a holding company and its only business is to act as the managing member of the General Partner, and its only material assets are Class A units and 100% of the interests in the General Partner. SSG does not have any independent means of generating revenue. We anticipate that the Partnership will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to the partners of the Partnership. Accordingly, SSG will be required to pay income taxes on its allocable share of any net taxable income of the Partnership. We intend to cause the Partnership to make distributions to each of its partners, including SSG, in an amount intended to enable each partner to pay all applicable taxes on taxable income allocable to such partner and to allow SSG to make payments under the Tax Receivable Agreements. In addition, the Partnership will reimburse SSG for corporate and other overhead expenses. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, SSG shall receive the full amount of its tax distribution before the other partners receive any distribution and the balance, if any, of funds available for distribution shall be distributed to the other partners pro rata in accordance with their assumed tax liabilities. To the extent that SSG needs funds, and the Partnership is restricted from making such distributions under applicable laws or regulations, or is otherwise unable to provide such funds, it could materially and adversely affect SSG's ability to pay dividends and taxes and other expenses, including payments under the Tax Receivable Agreements, and affect our liquidity and financial condition.

The IRS might challenge the tax basis step-ups and other tax benefits we receive in connection with our IPO and the related transactions and in connection with additional acquisitions of Partnership units.

Partnership units held directly by the partners of the Partnership other than SSG, including members of our senior leadership team, may in the future be exchanged for shares of our Class A common stock or, at our election, cash. Similar to our initial purchase of Partnership units, those exchanges may also result in increases in the tax basis of the assets of the Partnership that otherwise would not have been available. These increases in tax basis are expected to increase (for tax purposes) SSG's depreciation and amortization and, together with other tax benefits, reduce the amount of tax that SSG would otherwise be required to pay, although it is possible that the IRS might challenge all or part of that tax basis increases or other tax benefits, and a court might sustain such a challenge. SSG's ability to achieve benefits from any tax basis increases or other tax benefits will depend upon a number of factors, as discussed below, including the timing and amount of our future income.

We will not be reimbursed for any payments previously made under the Tax Receivable Agreements if the basis increases or other tax benefits described above are successfully challenged by the IRS or another taxing authority. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreements in excess of our ultimate cash tax savings.

In certain circumstances, payments under each Tax Receivable Agreement may be accelerated and/or significantly exceed the actual tax benefits, if any, that SSG actually realizes.

Each Tax Receivable Agreement provides that if (i) SSG exercises its right to early termination of such Tax Receivable Agreement in whole (that is, with respect to all benefits due to all beneficiaries under such Tax Receivable Agreement) or in part (that is, with respect to some benefits due to all beneficiaries under such Tax Receivable Agreement), (ii) SSG experiences certain changes in control, (iii) such Tax Receivable Agreement is rejected in certain bankruptcy proceedings, (iv) SSG fails (subject to certain exceptions) to make a payment under such Tax Receivable Agreement within 180 days after the due date or (v) SSG materially breaches its obligations under such Tax Receivable Agreement, SSG will be obligated to make an early termination payment to holders of rights under such Tax Receivable Agreement equal to the present value of all payments that would be required to be paid by SSG under such Tax Receivable Agreement. The amount of such payments will be determined on the basis of certain assumptions in each Tax Receivable Agreement, including (i) the assumption that SSG would have enough taxable income in the future to fully utilize the tax benefit resulting from the tax assets that are the subject of such Tax Receivable Agreement, (ii) the assumption that any item of loss deduction or credit generated by a basis adjustment or imputed interest arising in a taxable year preceding the taxable year that includes an early termination will be used by SSG ratably from such taxable year through the earlier of (x) the scheduled expiration of such tax item or (y) 15 years; (iii) in the case of the Reorganization Tax Receivable Agreement, the assumption that any net operating loss (and similar items) inherited from certain pre-IPO institutional investors (the "Blocker Companies"), will be used by SSG ratably from the taxable year that includes an early termination through the earlier of (x) the scheduled expiration of such net operating loss (or similar item) or (y) 15 years (or longer, to the extent that SSG is prevented from fully utilizing such net operating loss (or similar item) under certain U.S. federal income tax rules); (iv) the assumption that any non-amortizable assets are deemed to be disposed of in a fully taxable transaction on the fifteenth anniversary of the earlier of the basis adjustment and the early termination date; (v) the assumption that U.S. federal, state and local tax rates will be the same as in effect on the early termination date, unless scheduled to change and, solely with respect to the Exchanges Tax Receivable Agreement; and (vi) the assumption that any units (other than those held by SSG) outstanding on the termination date are deemed to be exchanged for an amount equal to the market value of the corresponding number of shares of Class A common stock on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates. The amount of the early termination payment is determined by discounting the present value of all payments that would be required to be paid by SSG under such Tax Receivable Agreement at a rate equal to the lesser of (a) 6.5% and (b) the Secured Overnight Financing Rate, as reported by the Wall Street Journal ("SOFR") plus 400 basis points.

Moreover, as a result of an elective early termination, a change in control or SSG's material breach of its obligations under either Tax Receivable Agreement, SSG could be required to make payments under such Tax Receivable Agreement that exceed its actual cash savings under such Tax Receivable Agreement. Thus, SSG's obligations under each Tax Receivable Agreement could have a substantial negative effect on its financial condition and liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. We cannot assure you that we will be able to finance any such early termination payment. It is also possible that the actual benefits ultimately realized by us may be significantly less than were projected in the computation of the early termination payment. We will not be reimbursed if the actual benefits ultimately realized by us are less than were projected in the computation of the early termination payment.

Payments under each Tax Receivable Agreement will be based on the tax reporting positions that we will determine and the IRS or another tax authority may challenge all or part of the tax basis increases or the inheritance of tax attributes from the Blocker Companies, as well as other related tax positions we take, and a court could sustain such challenge. If any tax benefits that have given rise to payments under either Tax Receivable Agreement are subsequently disallowed, SSG would be entitled to reduce future amounts otherwise payable to a holder of rights under such Tax Receivable Agreement to the extent such holder has received excess payments. However, the required final and binding determination that a holder of rights under a Tax Receivable Agreement has received excess payments may not be made for a number of years following commencement of any challenge, and SSG will not be permitted to reduce its payments under a Tax Receivable Agreement until there has been a final and binding determination, by which time sufficient subsequent payments under the Tax Receivable Agreement may not be available to offset prior payments for disallowed benefits. SSG will not be reimbursed for any payments previously made under either Tax Receivable Agreement if the basis increases described above are successfully challenged by the IRS or another taxing authority. As a result, in certain circumstances, payments could be made under either Tax Receivable Agreement that are significantly in excess of the benefit that SSG actually realizes in respect of the increases in tax basis (and utilization of certain other tax benefits) and SSG may not be able to recoup those payments, which could adversely affect SSG's financial condition and liquidity.

In certain circumstances, the Partnership will be required to make distributions to us and the existing partners of the Partnership, and the distributions that the Partnership will be required to make may be substantial.

The Partnership is expected to continue to be treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income will be allocated to partners, including SSG. Pursuant to the StepStone Limited Partnership Agreement, the Partnership will make tax distributions to its partners, including SSG, which generally will be pro rata based on the ownership of Partnership units, calculated using an assumed tax rate, to help each of the partners to pay taxes on that partner's allocable share of the Partnership's net taxable income. Under applicable tax rules, the Partnership is required to allocate net taxable income disproportionately to its partners in certain circumstances. Because tax distributions will be determined based on the partner who is allocated the largest amount of taxable income on a per unit basis and on an assumed tax rate that is the highest possible rate applicable to any partner, but will be made pro rata based on ownership of Partnership units, the Partnership will be required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes that it would have paid if it were taxed on its net income at the assumed rate.

Funds used by the Partnership to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions the Partnership will be required to make may be substantial and may significantly exceed (as a percentage of the Partnership's income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be calculated with reference to an assumed tax rate, and because of the disproportionate allocation of net taxable income, these payments likely will significantly exceed the actual tax liability for many of the existing partners of the Partnership.

As a result of potential differences in the amount of net taxable income allocable to us and to the existing partners of the Partnership, as well as the use of an assumed tax rate in calculating the Partnership's distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreements. We may choose to manage these excess distributions through a number of different approaches, including through the payment of dividends to our Class A common stockholders or by applying them to other corporate purposes.

We may be required to fund withholding tax upon certain exchanges of Class B units into shares of Class A common stock by non-U.S. holders.

In the event of a transfer by a non-U.S. transferor of an interest in a partnership that is engaged in a U.S. trade or business, the transferee generally must withhold tax in an amount equal to 10% of the amount realized (as determined for U.S. federal income tax purposes) by the transferor on such transfer absent an exception. Holders of Class B units may include non-U.S. holders. The partners holding Class B units in the Partnership generally will be entitled to exchange such Class B units for shares of Class A common stock on a one-for-one basis or, at our election, for cash. To the extent withholding is required and we elect to deliver shares of Class A common stock (rather than cash), we may not have sufficient cash to satisfy such withholding obligation, and, we may be required to incur additional indebtedness or sell shares of our Class A common stock in the open market to raise additional cash in order to satisfy our withholding tax obligations.

We may have tax and other liabilities attributable to our pre-IPO investors as a result of certain reorganization transactions.

Certain of our pre-IPO institutional investors held their interests in the Partnership through entities that were taxable as corporations for U.S. federal income tax purposes. Before the IPO, SSG formed a new, first-tier merger subsidiary with respect to each Blocker Company. Contemporaneously with the IPO, each merger subsidiary merged with and into the respective Blocker Company, with the Blocker Company surviving. Immediately thereafter, each Blocker Company merged with and into SSG, with SSG surviving. In the Blocker Mergers, the 100% owners of the Blocker Companies acquired an aggregate of 9,112,500 shares of newly issued Class A common stock and the Company acquired a corresponding amount of Partnership units. As the successor to these merged entities, SSG generally succeeded to and became responsible for any outstanding or historical tax or other liabilities of the merged entities, including any liabilities incurred as a result of the mergers described in the previous sentence. Any such liabilities for which SSG is responsible could have an adverse effect on our liquidity and financial condition.

Pursuant to the regulations issued under Section 162(m) of the Code, SSG may not be permitted to deduct its distributive share of compensation expense to the extent that the compensation was paid by the Partnership to certain of SSG's covered employees, potentially resulting in additional U.S. federal income tax liability for SSG and reducing cash available for distribution to SSG's stockholders and/or for the payment of other expenses and obligations of SSG.

Section 162(m) of the Code disallows the deduction by any publicly held corporation of applicable employee compensation paid with respect to any covered employee to the extent that such compensation for the taxable year exceeds $1,000,000. A "covered employee" means any employee of the taxpayer if the employee (a) is the principal executive officer ("PEO") or principal financial officer ("PFO") of the taxpayer at any time during the taxable year, or was an individual acting in such a capacity, (b) was among the three highest compensated officers for the taxable year (other than the PEO and PFO) required to be disclosed in the proxy statement, or (c) was a covered employee of the taxpayer (or any predecessor) for any preceding taxable year beginning after December 31, 2016. Pursuant to the regulations with respect to Section 162(m) of the Code issued by the IRS, SSG will not be permitted to deduct its distributive share of compensation expense allocated to it, to the extent that such distributive share plus the amount of any compensation paid directly by SSG exceeds $1,000,000 with respect to a covered employee, even if the Partnership, rather than SSG, pays the compensation to SSG's covered employees. Accordingly, to the extent that SSG is disallowed a deduction for its distributive share of compensation expense under Section 162(m) of the Code, it may result in additional U.S. federal income tax liability for SSG and/or reduce cash available for distribution to SSG's stockholders or for the payment of other expenses and obligations of SSG.

If StepStone Group Inc. were deemed an "investment company" under the Investment Company Act of 1940 as a result of its ownership of the Partnership or the General Partner, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

An issuer will generally be deemed to be an "investment company" for purposes of the Investment Company Act if:

- it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

- absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are primarily engaged in the investment advisory service business, specifically that of providing customized investment solutions and advisory, data and administrative services to our clients and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as an asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that StepStone Group Inc., the General Partner or the Partnership is an "orthodox" investment company as defined in section 3(a)(1)(A) of the Investment Company Act and described in the first bullet point above. Further, a majority of the Partnership's assets consist of direct and indirect ownership interests as the general partner or managing member of the StepStone Funds we sponsor. We believe these interests in the StepStone Funds are not investment securities. The Partnership also will hold minority interests in certain operating subsidiaries that are consolidated on the Partnership's financial statements as "variable interest entities." See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Organizational Structure—Ownership of Our Businesses" for additional information regarding our variable interest entities. The Partnership's interests in these subsidiaries may be considered investment securities under section 3(a)(1)(C) of the Investment Company Act. However, the value of these subsidiaries is not large enough to cause the Partnership's holdings in investment securities to exceed the 40% threshold under section 3(a)(1)(C). StepStone Group Inc.'s unconsolidated assets consist primarily of Class A units of the Partnership and 100% of the interests in the General Partner. StepStone Group Inc. is the sole managing member of the General Partner and, in such capacity, indirectly operates and controls all of the Partnership's business and affairs. We do not believe StepStone Group Inc.'s managing member interest in the General Partner is an investment security. Therefore, we believe that less than 40% of StepStone Group Inc.'s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis comprise assets that could be considered investment securities. Accordingly, we do not believe StepStone Group Inc. is an inadvertent investment company by virtue of the 40% test in section 3(a)(1)(C) of the Investment Company Act as described in the second bullet point above. In addition, we believe StepStone Group Inc. is not an investment company under section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment company business.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to conduct our operations so that StepStone Group Inc. will not be deemed to be an investment company under the Investment Company Act. However, if anything were to happen that would cause StepStone Group Inc. to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates (including us) and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among the Partnership, the General Partner, us or our senior leadership team, or any combination thereof and materially and adversely affect our business, financial condition and results of operations.

A change of control of our company, including the effect of a "Sunset," could result in an assignment of our investment advisory agreements.

Under the Investment Advisers Act, each of the investment advisory agreements for the funds and other accounts we manage must provide that it may not be assigned without the consent of the particular fund or other client. An assignment may occur under the Investment Advisers Act if, among other things, the Partnership undergoes a change of control. After a "Sunset" becomes effective, the Class B common stock will have one vote per share instead of five votes per share, and the Stockholders Agreement will expire, meaning that the Class B stockholders will no longer have the right to control the appointment of directors or to direct the vote on all matters that are submitted to our stockholders for a vote. If a third party acquired a sufficient number of shares to be able, alone or with others, to control the appointment of directors and other matters submitted to our stockholders for a vote, there could be deemed a change of control of the Partnership, and thus an assignment. If such an assignment occurs, we cannot be certain that the Partnership will be able to obtain the necessary consents from our funds and other clients, which could cause us to lose the management fees and performance fees we earn from such funds and other clients.

Because members of our senior leadership team hold their economic interest through other entities, conflicts of interest may arise between them and the holders of our Class A common stock or with us.

The Sunset Holders, who are members of our senior leadership team, beneficially owned approximately 30.9% of the outstanding Partnership units as of March 31, 2023. Because they hold their economic interest in the Partnership directly, the members of our senior leadership team may have interests that do not align with, or conflict with, those of the holders of Class A common stock or with us. For example, members of our senior leadership team will have different tax positions from Class A common stockholders, which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when to terminate either Tax Receivable Agreement and accelerate the obligations thereunder. In addition, the structuring of future transactions and investments may take into consideration the partners' tax considerations even where no similar benefit would accrue to us.

We rely on our equity ownership, governance rights and other contractual arrangements to control certain of our consolidated subsidiaries that are not wholly-owned, which may provide us less effective operational control than wholly owning such subsidiaries.

Certain of our consolidated subsidiaries are not wholly-owned by us. To the extent these subsidiaries are not wholly-owned by us, substantially all of the other owners are current StepStone professionals working for the related businesses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations —Organizational Structure—Ownership of Our Businesses." We have relied, and expect to continue to rely, on a combination of our equity ownership, governance rights and other contractual arrangements to control operations of these businesses. However, these arrangements may not be as effective in providing us with control over these operations as would wholly owning these subsidiaries. For example, the other owners of these subsidiaries typically have contractual rights to be significantly represented on the board of directors or other governing body of the relevant subsidiary as well as the right to participate in certain decisions affecting the subsidiary, and may assert interests that are in conflict with the interests of StepStone with regard to significant decisions affecting these subsidiaries. As a result, the arrangements we use to control the subsidiaries that are not wholly-owned may not fully protect our interests. If control over these subsidiaries and their operations is exerted less effectively by StepStone, our ability to conduct our business and our results of operations may be adversely affected.

The disparity in the voting rights among the classes of our common stock and inability of the holders of our Class A common stock to influence decisions submitted to a vote of our stockholders may have an adverse effect on the price of our Class A common stock.

Holders of our Class A common stock and Class B common stock vote together as a single class on almost all matters submitted to a vote of our stockholders. Shares of our Class A common stock and Class B common stock entitle the respective holders to identical non-economic rights, except that each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally, while each share of our Class B common stock entitles its holder to five votes on all matters to be voted on by stockholders generally until a Sunset becomes effective. After a Sunset becomes effective, each share of our Class B common stock will entitle its holder to one vote. Certain of the holders of our Class B common stock have agreed to vote all of their shares in accordance with the instructions of the Class B Committee, and therefore will exercise control over all matters requiring the approval of our stockholders, including the election of our directors and the approval of significant corporate transactions. The difference in voting rights could adversely affect the value of our Class A common stock to the extent that investors view, or any potential future purchaser of our company views, the superior voting rights and implicit control of the Class B common stock to have value.

Distributions made by the Partnership to us may be substantial, and our ability to use the cash we receive in such distributions may be limited.

Under the terms of the StepStone Limited Partnership Agreement, the Partnership is obligated to make pro rata tax distributions to us and other partners of the Partnership. We may receive distributions significantly in excess of our tax liabilities and our obligations to make payments under the Tax Receivable Agreements. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include the payment of a cash dividend on the Class A common stock, payment of obligations under the Tax Receivable Agreements or the purchase of additional units in the Partnership. To the extent we do not take such actions and instead, for example, hold such cash balances, substantial cash may accumulate at SSG and not be invested in our business. In addition, Class B and Class C limited partners in the Partnership would benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their units for Class A common stock.

The dual class structure of our common stock may adversely affect the trading market for our Class A common stock.

Several stockholder advisory firms and large institutional investors oppose the use of multiple class structures. As a result, the dual class structure of our common stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure and may result in large institutional investors not purchasing shares of our Class A common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

We currently pay dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law.

We declared and paid our first quarterly cash dividend in the fourth quarter of fiscal 2021 and have paid a quarterly cash dividend consistently thereafter. We may in the future continue to pay cash dividends to our stockholders, but our board of directors may, in its discretion, decrease the level of dividends or discontinue the payment of dividends entirely. In addition, as a holding company, we will be dependent upon the ability of the Partnership to generate earnings and cash flows and distribute them to us so that we may pay our obligations and expenses (including our taxes and payments under the Tax Receivable Agreements) and pay dividends to our stockholders. Through our ownership of a 100% membership interest in the General Partner, we expect to cause the Partnership to make distributions to its partners, including us. However, the ability of the Partnership to make such distributions will be subject to its results of operations, cash requirements and financial condition. Our ability to declare and pay dividends to our stockholders is also subject to Delaware law (which may limit the amount of funds available for dividends). If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient distributions from our business, we may not be able to make, or may be required to reduce or eliminate, the payment of dividends on our Class A common stock.


General Risk Factors


The market price of our Class A common stock has been, and may continue to be volatile, which could cause the value of stockholders' investments to decline.

The price of our Class A common stock has been volatile, and we have a relatively limited trading history. During fiscal 2023, the closing price of our Class A common stock ranged from a low of $23.11, and to a high closing price of $33.76. The closing price of our Class A common stock has fallen to as low as $21.10 in fiscal 2024 to date. The price of our Class A common stock may continue to be volatile in the future. The factors described in this "Risk Factors" section may have a significant impact on the market price of our Class A common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and may adversely affect the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and bylaws include provisions that:

- provide that vacancies on our board of directors shall be filled only by a majority of directors then in office, even though less than a quorum, or by a sole remaining director;

- establish that our board of directors is divided into three classes, with each class serving three-year staggered terms, subject to a specified Sunset;

- provide that our directors can be removed (i) for cause only as long as our board of directors is classified and (ii) following such time as our board of directors is no longer classified, with or without cause, but only upon the affirmative vote of holders of at least 66 2/3% of the voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors;

- provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders;

- specify that special meetings of our stockholders can be called only by our board of directors or the chairman of our board of directors;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

- authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock; and

- reflect two classes of common stock, with Class B common stock having five votes per share and Class A common stock having one vote per share, until a Sunset becomes effective, as discussed above.

These and other provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, we are a Delaware corporation and governed by the Delaware General Corporation Law (the "DGCL"). In general, Section 203 of the DGCL, an anti-takeover law, prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock, which person or group is considered an interested stockholder under the DGCL, for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. We have elected in our amended and restated certificate of incorporation not to be subject to Section 203. However, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that the Sunset Holders, their affiliates and their respective successors (other than the Company or any of our subsidiaries), as well as their direct and indirect transferees, will not be deemed to be "interested stockholders," regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, and the federal district courts as the exclusive forum for Securities Act claims, which could limit our stockholders' ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated certificate of incorporation provides that, unless we select or consent to the selection of an alternative forum, all complaints asserting any internal corporate claims, which include claims in the right of our company (i) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, another state court or a federal court located within the State of Delaware. Furthermore, unless we select or consent to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Our choice-of-forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. These choice-of-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We lease our corporate headquarters office space located at 450 Lexington Avenue, 31st Floor, New York, NY 10017. We also lease space for our offices located in Baltimore, Beijing, Charlotte, Cleveland, Dallas, Dublin, Frankfurt, La Jolla, London, Luxembourg, Mexico City, Miami, Orlando, Palo Alto, Perth, Rome, San Francisco, Santiago, São Paulo, Seoul, Sydney, Tokyo, Toronto and Zurich. We do not own any real property. We believe our existing facilities are adequate for our current needs and that suitable additional space will be available as and when needed.

Item 3. Legal Proceedings.

In the normal course of business, we may be subject to various legal, judicial and administrative proceedings. See note 16 to our consolidated financial statements included in Part II, Item 8 of this annual report on Form 10-K.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Common Stock

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol "STEP." There is no established public trading market for our Class B common stock.

Holders of Record

As of May 23, 2023, there was one stockholder of record of our Class A common stock and there were 61 stockholders of record of our Class B common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

The declaration and payment of any dividends is subject to the approval of the board of directors of the Company, which may change our dividend policy at any time. Holders of our Class B common stock will not be entitled to dividends distributed by the Company, but will share in the distributions made by the Partnership on a pro rata basis as further discussed below. On May 24, 2023, we announced a quarterly cash dividend of $0.20 per share of Class A common stock and a supplemental cash dividend of $0.25 per share of Class A common stock, both payable on June 30, 2023 to holders of record at the close of business on June 15, 2023. The quarterly cash dividend and supplemental cash dividend relate to earnings in respect of our fourth fiscal quarter and full fiscal year 2023, respectively. The declaration of this supplemental dividend does not guarantee that the Company will declare supplemental dividends in the future and the board of directors may, in its discretion, decrease the level of dividends or discontinue the payment of dividends entirely. See "Risk Factors—Risks Related to Our Organizational Structure —We currently pay dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law."

The following table presents information regarding quarterly dividends on Class A common shares for the periods indicated:

Quarterly Fiscal Period[1]	Dividend Payment Date	Dividend Per Share of Class A Common Stock	
First quarter		N/A	
Second quarter		N/A	
Third quarter		N/A	
Fourth quarter	March 12, 2021	$	0.07
Total dividends paid in FY2021		$	0.07
First quarter	July 15, 2021	$	0.07
Second quarter	September 15, 2021		0.07
Third quarter	December 15, 2021		0.15
Fourth quarter	March 15, 2022		0.15
Total dividends paid in FY2022		$	0.44
First quarter	June 30, 2022	$	0.20
Second quarter	September 15, 2022		0.20
Third quarter	December 15, 2022		0.20
Fourth quarter	March 15, 2023		0.20
Total dividends paid in FY2023		$	0.80

_____

(1)   Prior to the Company's IPO on September 16, 2020, it was a wholly-owned subsidiary of the Partnership, had a single class of common stock and did not pay dividends. As such, there is no quarterly dividend information reported for the quarter ended September 30, 2020 or any periods prior. Dividends paid, as reported in this table, relate to the preceding quarterly period in which they were earned.

Subject to funds being legally available, we intend to cause the Partnership to make distributions to each of its partners, including SSG, in an amount intended to enable each partner to pay all applicable taxes on taxable income allocable to such partner and to allow SSG to make payments under the Tax Receivable Agreements, and non-pro rata payments to SSG to reimburse it for corporate and other overhead expenses. If the amount of tax distributions to be made exceeds the amount of funds available for distribution, SSG shall receive the full amount of its tax distribution before the other partners receive any distribution and the balance, if any, of funds available for distribution shall be distributed to the other partners pro rata in accordance with their assumed tax liabilities. The declaration and payment of any other dividends by SSG will generally be at the sole discretion of its board of directors, which may change our dividend policy at any time. Holders of our Class B common stock will not be entitled to dividends distributed by SSG, but will share in the distributions made by the Partnership on a pro rata basis. In connection with deciding whether to pay any dividend to our Class A stockholders, the board of directors will take into account:

•   general economic and business conditions;

•   our financial condition and results of operations;

•   our available cash and current and anticipated cash needs;

•   our capital requirements;

- contractual, legal, tax and regulatory requirements, restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including the Partnership) to us; and

- such other factors as our board of directors may deem relevant.

To the extent that the tax distributions SSG receives exceed the amounts SSG actually is required to pay taxes and other expenses and make payments under the Tax Receivable Agreements (because of the lower tax rate applicable to SSG than the assumed tax rate on which such distributions are based or because a disproportionate share of the taxable income of the Partnership may be required to be allocated to partners in the Partnership other than SSG), our board of directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, including potentially causing SSG to contribute such excess cash (net of any operating expenses) to the Partnership. Concurrently with any potential contribution of such excess cash, in order to maintain the intended economic relationship between the shares of Class A common stock and the Partnership units after accounting for such contribution, the Partnership and SSG, as applicable, may undertake ameliorative actions, which may include reverse splits, reclassifications, combinations, subdivisions or adjustments of outstanding Partnership units and corresponding shares of Class A common stock, as well as corresponding adjustments to the shares of Class B common stock. To the extent that SSG contributes such excess cash to the Partnership (and undertakes such ameliorative actions), a holder of Class A common stock would not receive distributions in cash and would instead benefit through an increase in the indirect ownership interest in the Partnership represented by such holder's Class A common stock. To the extent that SSG does not distribute such excess cash as dividends on the Class A common stock or otherwise undertake such ameliorative actions and instead, for example, holds such cash balances, the limited partners of the Partnership (not including SSG) may benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following an exchange of their Class B units for shares of the Class A common stock, notwithstanding that such limited partners may previously have participated as holders of Class B units in distributions by the Partnership that resulted in such excess cash balances at SSG.

Recent Sales of Unregistered Securities

Except as previously disclosed in Current Reports on Form 8-K, no unregistered sales of the Company's equity securities were made during the year ended March 31, 2023.

Use of Proceeds

Not applicable.

Issuer Purchases of Equity Securities

None.

Stock Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, or otherwise subject to the liabilities under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The following graph depicts the total cumulative stockholder return on our common stock from September 16, 2020, the first day of trading of our Class A common stock on Nasdaq, through March 31, 2023, relative to the performance of the S&P 500 Index and the Dow Jones US Asset Managers Index. The graph assumes an initial investment of $100.00 at the close of trading on September 16, 2020 and that all dividends paid by companies included in these indices have been reinvested. The performance shown in the graph below is not intended to forecast or be indicative of future stock price performance.

Comparison of Cumulative Total Return



	September 16, 2020	March 31, 2021	March 31, 2022	March 31, 2023
StepStone Group Inc.	$ 100.00	$ 141.36	$ 134.05	$ 101.29
S&P 500 Index	$ 100.00	$ 118.33	$ 136.80	$ 126.20
Dow Jones US Asset Managers Index	$ 100.00	$ 140.46	$ 153.12	$ 138.32

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes included in Part II, Item 8 of this annual report on Form 10-K. This annual report reflects the historical results of operations and financial position of StepStone Group LP, our predecessor for accounting purposes, prior to the Reorganization and IPO. In this annual report, references to "we," "us," "our," "StepStone" and similar terms refer to SSG and its consolidated subsidiaries, including the Partnership, following the Reorganization and IPO and to the Partnership and its consolidated subsidiaries prior to the Reorganization and IPO. Unless otherwise indicated, references in this annual report to fiscal 2023, fiscal 2022 and fiscal 2021 are to our fiscal years ended March 31, 2023, 2022 and 2021, respectively.

Business Overview

We are a global private markets investment firm focused on providing customized investment solutions and advisory, data and administrative services to our clients. Our clients include some of the world's largest public and private defined benefit and defined contribution pension funds, sovereign wealth funds and insurance companies, as well as prominent endowments, foundations, family offices and private wealth clients, which include high-net-worth and mass affluent individuals. We partner with our clients to develop and build private markets portfolios designed to meet their specific objectives across the private equity, infrastructure, private debt and real estate asset classes. These portfolios utilize several types of synergistic investment strategies with third-party fund managers, including commitments to funds ("primaries"), acquiring stakes in existing funds on the secondary market ("secondaries") and investing directly into companies ("co-investments"). As of March 31, 2023, we were responsible for approximately $621 billion of total capital, including $138 billion of assets under management ("AUM") and $482 billion of assets under advisement ("AUA").

We are a global firm and believe that our multi-asset class expertise, local knowledge, business relationships, proprietary data and technology, and presence are all critical to securing a competitive edge in the private markets. We deploy a local staffing model, operating from 25 cities across 15 countries on five continents. Our offices are staffed by investment professionals who bring valuable regional insights and language proficiency to enhance existing client relationships and build new client relationships. Since our inception in 2007, we have invested and continue to invest heavily in our platforms to drive growth and expand our investment solutions capabilities and service offerings, including through opportunistic transactions that have helped accelerate the growth of our team and capabilities. As of March 31, 2023, we had 956 total employees, including 322 investment professionals and 634 employees across our operating team and implementation teams dedicated to sourcing, executing, analyzing and monitoring private markets opportunities.

We have a flexible business model whereby many of our clients engage us for solutions across multiple asset classes and investment strategies. Our solutions are typically offered in the following commercial structures:

- *Separately managed accounts ("SMAs").* Owned by one client and managed according to their specific preferences, SMAs integrate a combination of primaries, secondaries and co-investments across one or more asset classes. SMAs are meant to address clients' specific portfolio objectives with respect to return, risk tolerance, diversification and liquidity. SMAs, including directly managed assets, comprised $82 billion of our AUM as of March 31, 2023.

- *Focused commingled funds.* Owned by multiple clients, our focused commingled funds deploy capital in specific asset classes with defined investment strategies. Focused commingled funds comprised $43 billion of our AUM as of March 31, 2023.

- *Advisory, data and administrative services.* These services include one or more of the following for our clients: (i) recurring support of portfolio construction and design; (ii) discrete or project-based due diligence, advice and investment recommendations; (iii) detailed review of existing private markets investments, including portfolio-level repositioning recommendations where appropriate; (iv) consulting on investment pacing, policies, strategic plans, and asset allocation to investment boards and committees; (v) licensed access to our proprietary data and technology platforms, including SPI and our other proprietary tools; and (vi) administrative services to unaffiliated investment advisors. Advisory relationships comprised $482 billion of our AUA and $13 billion of our AUM as of March 31, 2023.

- *Portfolio analytics and reporting.* We provide clients with tailored reporting packages, including customized performance benchmarks as well as associated compliance, administrative and tax capabilities. Mandates for portfolio analytics and reporting services typically include licensed access to our proprietary performance monitoring software, Omni. Omni tracked detailed information on over $905 billion of client commitments as of March 31, 2023, inclusive of our total capital responsibility, previously exited investments and investments of former clients.

We generate revenues from management and advisory fees and performance fees earned pursuant to contractual arrangements with our funds and our clients. We also invest our own capital in the StepStone Funds we manage to align our interests with those of our clients. Through these investments, we earn a pro-rata share of the results of such funds and may also be entitled to an allocation of performance-based fees from the limited partners in the StepStone Funds, commonly referred to as carried interest.

Trends Affecting Our Business

Our business is affected by a variety of factors, including conditions in the financial markets and economic and political conditions. Changes in global economic conditions and regulatory or other governmental policies or actions can materially affect the values of the StepStone Funds' holdings and the ability to source attractive investments and completely utilize the capital that we have raised. However, we believe our disciplined investment philosophy across our diversified investment strategies has historically contributed to the stability of our investment performance throughout market cycles. Furthermore, we operate at scale across all four private markets asset classes and service clients across a broad range of geography, type, and size, which contributes to our operating resilience and mitigates against concentration risk.

In addition to these macroeconomic trends and market factors, we believe our future performance will be influenced by the following factors:

- *The extent to which clients favor private markets investments.* Our ability to attract new capital is partially dependent on clients' views of private markets relative to traditional asset classes. We believe our fundraising efforts will continue to be subject to certain fundamental asset management trends, including (1) the increasing importance and market share of private markets investment strategies to clients of all types as clients focus on lower-correlated and absolute levels of return, (2) the increasing demand for private markets investments from private wealth clients, (3) shifting asset allocation policies of institutional clients and (4) increasing barriers to entry and growth for potential competitors.

- *Our ability to generate strong, stable returns.* Our ability to raise and retain capital is partially dependent on the investment returns we are able to generate for our clients and drives growth in our fee-earning AUM ("FEAUM") and management fees. Although our FEAUM and management fees have grown significantly since our inception, adverse market conditions or an outflow of capital in the private markets management industry in general could affect our future growth rate. In addition, market dislocations, contractions or volatility could put pressure on our returns in the future which could in turn affect our fundraising abilities.

- *Our ability to maintain our data advantage relative to competitors.* Our proprietary data and technology platforms, analytical tools and deep industry knowledge allow us to provide our clients with customized investment solutions, including asset management services and tailored reporting packages, such as customized performance benchmarks as well as compliance, administration and tax capabilities. Our ability to maintain our data advantage is dependent on a number of factors, including our continued access to a broad set of private market information and our ability to grow our relationships with fund managers and clients of all types.

- *Our ability to source investments with attractive risk-adjusted returns.* The continued growth in our revenues is dependent on our ability to identify attractive investments and deploy the capital that we have raised. However, the capital deployed in any one quarter may vary significantly from period to period due to the availability of attractive opportunities and the long-term nature of our investment strategies. Our ability to identify attractive investments is dependent on a number of factors, including the general macroeconomic environment, valuation, transaction size, and the liquidity of an investment opportunity. A significant decrease in the quality or quantity of potential opportunities could significantly and adversely affect our ability to source investments with attractive risk-adjusted returns.

- *Increased competition and clients' desire to work with fewer managers.* There has been an increasing desire on the part of larger institutional investors to build deeper relationships with fewer private markets managers. At times, this has led to certain funds being oversubscribed due to the increasing flow of capital. Our ability to invest and maintain our relationships with high-performing fund managers across private markets asset classes is critical to our clients' success and our ability to maintain our competitive position and grow our revenue.

Current Events

In 2022, financial markets experienced increased volatility amid rising interest rates, slowing economic growth, persistently high inflation and the ongoing Russia-Ukraine conflict. Central banks around the world pursued monetary policy tightening in an effort to bring down inflation to target rates, stoking recession fears. In the first calendar quarter of 2023, signs of slowing inflation coupled with a strong labor market contributed to a rebound in financial markets despite the banking system volatility as recession fears receded in anticipation that interest rates may not rise as much as previously expected.

We are continuing to closely monitor developments related to inflation, rising interest rates, the Russia-Ukraine conflict and the banking system volatility, and to assess the impact on financial markets and on our business. Our results and the overall industry results have been and may continue to be adversely affected by slowdowns in fundraising activity and the pace of capital deployment, which have resulted in, and may continue to result in, delayed or decreased management fees. Further, fund managers have been unable or less able to profitably exit existing investments, such conditions have resulted in, and may continue to result in, delayed or decreased performance fee revenues. It is currently not possible to predict the ultimate effects of these events on the financial markets, overall economy and our consolidated financial statements. See "Risk Factors—Risks Related to Our Industry—Difficult or volatile market and political conditions can adversely affect our business by reducing the market value of the assets we manage, causing our clients to reduce their investments in private markets, reducing the number of high-quality investment managers with whom we may invest, and reducing the ability of our funds to raise or deploy capital" and "Risk Factors—Banking system volatility may adversely affect the results and financial condition of the StepStone Funds or StepStone generally."

<center>**Corporate Transactions**</center>

Reorganization and Initial Public Offering

On September 18, 2020, we completed an IPO pursuant to which we issued 20,125,000 shares of Class A common stock at a price of $18.00 per share. We received net proceeds from the offering of $337.8 million, net of underwriting discounts of $24.5 million and before offering costs of $9.7 million that were incurred by the Partnership. We used approximately $209.8 million of the net proceeds from the offering to acquire 12,500,000 newly issued Class A units of the Partnership and approximately $128.0 million to purchase 7,625,000 Class B units from certain of the Partnership's existing unitholders, including certain members of senior management.

In connection with the IPO, we completed certain transactions as part of the Reorganization to, among other things, provide for Class A common stock and Class B common stock; appoint SSG as the sole managing member of StepStone Group Holdings LLC, the General Partner; complete a series of merger transactions such that certain blocker entities in which certain pre-IPO institutional investors held their interests in the Partnership merged with and into SSG, with SSG surviving, resulting in the pre-IPO institutional investors acquiring 9,112,500 shares of newly issued Class A common stock of SSG; and classify the Partnership's interests acquired by SSG as Class A units and reclassify the Partnership's interests held by the continuing partners as Class B units. See "Organizational Structure" below.

See note 1 to our consolidated financial statements included elsewhere in this annual report for more information about the Reorganization and IPO.

Greenspring Acquisition

On September 20, 2021, we completed the acquisition of 100% of Greenspring in exchange for (i) cash consideration of approximately $185 million, net of an agreed upon adjustment based upon Greenspring's net working capital balance at the closing date, (ii) 12,686,756 shares of Class A common stock and (iii) 3,071,519 newly issued Class C units of the Partnership. The transaction agreement also included an earn-out of up to $75 million that is payable in 2025 subject to the achievement of certain management fee revenue targets for calendar year 2024. The acquisition of Greenspring, a venture capital platform, is expected to expand our continued growth of our private markets capabilities across asset classes, geographies and sectors. The results of Greenspring's operations have been included in the consolidated financial statements effective September 20, 2021.

Private Wealth Transaction

In November 2022, we entered into new arrangements with the SPW management team, which are intended to update the legacy SPW compensation structure to better incentivize the SPW team to grow the platform, while ensuring the platform will remain part of StepStone going forward (the "Private Wealth Transaction"). SPW, which was formerly known as Conversus, is the platform established by us to expand access to the private markets for accredited investors. At the establishment of the platform, the SPW management team were provided an ability to acquire the platform from us in exchange for an amount which would have provided us a return of our initial investment plus an equity return.

As part of the new arrangements, certain members of the SPW team received a profits interest in SPW and concurrently entered into an option agreement which provides that (i) we have the right to acquire the profits interest at the end of any fiscal quarter after June 30, 2027 in exchange for payment of a call price and (ii) the SPW management team, through an entity named CH Equity Partners, LLC (formerly known as Conversus Holdings LLC), has the right to put the profits interest to us on June 30, 2026 or at the end of any fiscal quarter thereafter, in exchange for payment of a put price. The applicable call or put price is, in certain circumstances, subject to an earn-out or earn-down. The call or put price will be payable in cash unless we elect to pay a portion of the consideration in units of the Partnership, each to be exchangeable into shares of our Class A common stock, and, in either case, rights under one or more tax receivable agreements.

Equity Transactions

In June 2022, we issued 257,776 shares of Class A common stock to certain limited partners of the Partnership in exchange for 257,776 Class B units in accordance with elective exchange notices submitted pursuant to an agreement with the Class B limited partners (the "Class B Exchange Agreement") to allow for exchange of Class B units of the Partnership to shares of our Class A common stock on a one-for-one basis, subject to certain restrictions. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to us.

In September 2022, we issued 175,000 shares of Class A common stock to certain limited partners of the Partnership in exchange for 175,000 Class B units in accordance with elective exchange notices submitted pursuant to the Class B Exchange Agreement. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to us.

In December 2022, we issued 296,756 shares of Class A common stock to certain limited partners of the Partnership in exchange for 296,756 Class B units in accordance with elective exchange notices submitted pursuant to the Class B Exchange Agreement. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to us. On the same date, we also issued 414,739 shares of Class A common stock to certain limited partners of the Partnership in exchange for 414,739 Class C units in accordance with the elective exchange notices submitted pursuant to an agreement with the Class C limited partners (the "Class C Exchange Agreement") to allow for exchange of Class C units of the Partnership to shares of our Class A common stock on a one-for-one basis, subject to certain restrictions.

Organizational Structure

SSG is a holding company and its only business is to act as the managing member of the General Partner, and its only material assets are Class A units in the Partnership and 100% of the interests in the General Partner. In its capacity as the sole managing member of the General Partner, SSG indirectly operates and controls all of the Partnership's business and affairs. Therefore, we consolidate the financial results of the Partnership and report non-controlling interests ("NCI") related to the Class B units and Class C units held by partners of the Partnership in our consolidated financial statements.

Pursuant to the StepStone Limited Partnership Agreement, the Class B Exchange Agreement and Class C Exchange Agreement that SSG and the Partnership entered into with partners holding Class B units and Class C units of the Partnership, respectively, each Class B unit or Class C unit is exchangeable for one share of SSG's Class A common stock or, at SSG's election, for cash, subject to certain restrictions specified in the relevant exchange agreement. When a Class B unit or Class C unit is surrendered for exchange, it will not be available for reissuance. When a Class B unit is exchanged for a share of SSG's Class A common stock, a corresponding share of SSG's Class B common stock will automatically be redeemed by SSG at par value and canceled. There are no corresponding shares of common stock for the Class C units.

The diagram below illustrates our organizational structure as of March 31, 2023.



Class A Stockholders
Class B Stockholders
Class A Common Stock(2)
57.5% equity interest
21.3% voting interest
Class B Common Stock(3)
42.5% equity interest
78.7% voting interest
StepStone Group Inc.
("SSG")
Sole Managing Member
100% voting and equity interests
Class C Unit Holders
StepStone Group Holdings LLC
Class A Units
56.2% equity interest
Class B and Class B2 Units
41.5% equity interest
Class C Units
2.2% equity interest
0% equity interest
100% general partner interest
StepStone Group LP
(the "Partnership")(1)

Amounts may not sum to total due to rounding.

(1) The partners of the Partnership other than StepStone Group Inc. are:

- the General Partner, which holds a 100% general partner interest and no economic interests;
- certain members of management, employee owners and outside investors, all of whom own Class B units and an equivalent number of shares of Class B common stock;
- certain members of management and employees who own Class B2 units; and
- certain employee owners who own Class C units.

(2)   Each share of Class A common stock is entitled to one vote and vote together with the Class B common stock as a single class, except as set forth in SSG's amended and restated certificate of incorporation or as required by law.

(3)   Each share of Class B common stock is entitled to five votes prior to a Sunset (as defined below). After a Sunset becomes effective, each share of our Class B common stock will then entitle its holder to one vote. The economic rights of our Class B common stock are limited to the right to be redeemed at par value.

A "Sunset" is triggered upon the earliest to occur of the following: (i) Monte Brem, Scott Hart, Jason Ment, Jose Fernandez, Johnny Randel, Michael McCabe, Mark Maruszewski, Thomas Keck, Thomas Bradley, David Jeffrey and Darren Friedman (including their respective family trusts and any other permitted transferees, the "Sunset Holders") collectively cease to maintain direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A common stock (determined assuming all outstanding Class B units have been exchanged for Class A common stock); (ii) the Sunset Holders cease collectively to maintain direct or indirect beneficial ownership of an aggregate of at least 25% of the aggregate voting power of our outstanding Class A common stock and Class B common stock, before giving effect to a Sunset; and (iii) September 18, 2025. As of March 31, 2023 the Sunset Holders collectively maintained direct or indirect beneficial ownership of approximately 30.9% of the Class A common stock (determined assuming all outstanding Class B units have been exchanged for Class A common stock) and approximately 56.2% of the aggregate voting power of our outstanding Class A common stock and Class B common stock.

Ownership of Our Businesses

Certain of our consolidated subsidiaries are not wholly-owned by us. To the extent these subsidiaries are not wholly-owned, substantially all of the other owners are current StepStone professionals working for the related businesses. We believe this ownership structure has benefited us by aligning our interests with the interests of our employees. We use, and expect to continue to use, a combination of our equity ownership, governance rights and other contractual arrangements to control operations of these businesses. SSG consolidates all entities that it controls due to a majority voting interest or because it is the primary beneficiary of a variable interest entity. See note 4 to our consolidated financial statements included elsewhere in this annual report for information on variable interest entities. The diagram below summarizes the ownership structure of the Partnership's consolidated operations on a fully diluted basis.


StepStone Group LP
100% interest
49% interest
50% interest
49% interest
StepStone Professionals
51% interest
StepStone Professionals
50% interest
StepStone Professionals
51% interest
Private Equity
Infrastructure
Real Estate
Private Debt

Segments

We operate as one business, a fully-integrated private markets solutions provider. Our chief operating decision maker, who is our chief executive officer, utilizes a consolidated approach to assess performance and allocate resources. As such, we operate in one business segment.

Key Financial Measures

Our key financial measures are discussed below. Additional information regarding our significant accounting policies can be found in note 2 to our consolidated financial statements included in Part II, Item 8 of this annual report.

Revenues

We generate revenues primarily from management and advisory fees, incentive fees and allocations of carried interest.

Management and Advisory Fees, Net

Management and advisory fees, net, consist of fees received from managing SMAs and focused commingled funds, advisory, data and administrative services, and portfolio analytics and reporting.

- Management fees from SMAs are generally based on a contractual rate applied to committed capital or net invested capital. These fees will vary over the life of the contract due to changes in the fee basis or contractual rate changes or thresholds, built-in declines in applicable contractual rates, and/or changes in net invested capital balances. The weighted-average management fee rate from SMAs was approximately 0.40% and 0.40% of average FEAUM in fiscal 2022 and 2023, respectively.

- Management fees from focused commingled funds are generally based on a specified fee rate applied against client capital commitments during a defined investment or commitment period. Thereafter, management fees are typically calculated based on a contractual rate applied against net invested capital, or a stepped-down fee rate applied against the initial commitment. The weighted-average management fee rate from focused commingled funds was approximately 0.85% and 0.82% of average FEAUM in fiscal 2022 and 2023, respectively, and primarily reflected shifts in asset class mix and the impact of the Greenspring acquisition.

- The weighted-average management fee rate across SMAs and focused commingled funds was approximately 0.52% and 0.54% of average FEAUM in fiscal 2022 and 2023, respectively, and primarily reflected the timing of new funds and shifts in mix between SMAs and focused commingled funds.

- Fee revenues from advisory, SPAR, SPI or administrative services are generally annual fixed fees, which vary based on the scope of services we provide. We also provide certain project-based or event-driven advisory services. The fees for these services are negotiated and typically paid upon successful delivery of services or on the execution of the event-driven service. Because advisory fees are negotiated and typically paid upon successful delivery of services or on the execution of the event-driven service, advisory fees do not necessarily correlate with the total size of our AUA.

- Management fees are reflected net of (i) certain professional and administrative services that we arrange to be performed by third parties on behalf of investment funds and (ii) certain distribution and servicing fees paid to third-party financial institutions. In both situations, we are acting as an agent because we do not control the services provided by the third parties before they are transferred to the customer.

Performance Fees

We earn two types of performance fee revenues: incentive fees and carried interest allocations, as described below. As of March 31, 2023, we had over $63 billion of performance fee-eligible capital (excluding certain legacy Greenspring funds) across approximately 180 programs.

Incentive fees comprise fees earned from certain client investment mandates for which we do not have a general partnership interest in a StepStone Fund. Incentive fees are generally calculated as a percentage of the profits (up to 15%) earned in respect of certain accounts, including certain permanent capital vehicles, for which we are the investment adviser, subject to the achievement of minimum return levels or performance benchmarks. Incentive fees are a form of variable consideration and represent contractual fee arrangements in our contracts with our customers. Incentive fees are typically subject to reversal until the end of a defined performance period, as these fees are affected by changes in the fair value of the assets under management or advisement over such performance period. Moreover, incentive fees that are received prior to the end of the defined performance period are typically subject to clawback, net of tax.

We recognize incentive fee revenue only when these amounts are realized and no longer subject to significant risk of reversal, which is typically at the end of a defined performance period and/or upon expiration of the associated clawback period (i.e., crystallization). However, clawback terms for incentive fees received prior to crystallization only require the return of amounts on a net of tax basis. Accordingly, the tax-related portion of incentive fees received in advance of crystallization is not subject to clawback and is therefore recognized as revenue immediately upon receipt. Incentive fees received in advance of crystallization that remain subject to clawback are recorded as deferred incentive fee revenue and included in accounts payable, accrued expenses and other liabilities in the consolidated balance sheets.

Carried interest allocations include the allocation of performance-based fees, commonly referred to as carried interest, to us from limited partners in the StepStone Funds in which we hold an equity interest. We are entitled to a carried interest allocation (typically 5% to 15%) based on cumulative fund or account performance to date, irrespective of whether such amounts have been realized. These carried interest allocations are subject to the achievement of minimum return levels (typically 5% to 10%), in accordance with the terms set forth in the respective fund's governing documents. We account for our investment balances in the StepStone Funds, including carried interest allocations, under the equity method of accounting because we are presumed to have significant influence as the general partner or managing member. Accordingly, carried interest allocations are not deemed to be within the scope of Accounting Standards Codification Topic 606 ("ASC 606"), *Revenue from Contracts with Customers*.

Legacy Greenspring carried interest allocations include the allocation of carried interest to legacy Greenspring general partner entities from limited partners in certain legacy Greenspring funds in which the legacy Greenspring general partner entities hold an equity interest. The legacy Greenspring general partner entities are entitled to a carried interest allocation (typically 5% to 20%) based on cumulative fund or account performance to date, irrespective of whether such amounts have been realized. We account for the investment balances in the legacy Greenspring funds, including carried interest allocations, under the equity method of accounting because we are presumed to have significant influence as the general partner or managing member. Accordingly, legacy Greenspring carried interest allocations are not deemed to be within the scope of ASC 606. We do not have any direct economic interests in the legacy Greenspring general partner entities and thus are not entitled to any carried interest allocation from the legacy Greenspring funds. All of the carried interest allocations in respect of such legacy Greenspring funds are payable to employees who are considered affiliates to us and are therefore reflected as legacy Greenspring performance fee-related compensation in the consolidated statements of income.

We recognize revenue attributable to carried interest allocations from a StepStone Fund based on the amount that would be due to us pursuant to the fund's governing documents, assuming the fund was liquidated based on the current fair value of its underlying investments as of that date. Accordingly, the amount recognized as carried interest allocation revenue reflects our share of the gains and losses of the associated fund's underlying investments measured at their then-fair values, relative to the fair values as of the end of the prior period. We record the amount of carried interest allocated to us as of each period end as accrued carried interest allocations, which is included as a component of investments in the consolidated balance sheets. Our determination of fair value for investments in the underlying funds includes various valuation techniques. These techniques may include a market approach, recent transaction price, net asset value approach, or discounted cash flows, and may use one or more significant unobservable inputs such as EBITDA, revenue multiples, discount rates, weighted-average cost of capital, exit multiples, or terminal growth rates.

Carried interest is realized when an underlying investment is profitably disposed of and the fund's cumulative returns are in excess of the specific hurdle rates, as defined in the applicable governing documents. Carried interest is subject to reversal to the extent that the amount received to date exceeds the amount due to us based on cumulative results. As such, a liability is accrued for the potential clawback obligations if amounts previously distributed to us would require repayment to a fund if such fund were to be liquidated based on the current fair value of their underlying investments as of the reporting date. Actual repayment obligations generally do not become realized until the end of a fund's life. As of March 31, 2023 and 2022, no material amounts for potential clawback obligations had been accrued.

Expenses

Cash-based compensation primarily includes salaries, bonuses, employee benefits and employer-related payroll taxes.

Equity-based compensation represents grants of equity related awards or arrangements to certain employees and directors.

Performance fee-related compensation represents the portion of carried interest allocation revenue and incentive fees that have been awarded to employees as a form of long-term incentive compensation. Performance fee-related compensation is generally tied to the investment performance of the StepStone Funds. Approximately 50% of carried interest allocation revenue is awarded to employees as part of our long-term incentive compensation plan, fostering alignment of interest with our clients and investors, and retaining key investment professionals. Carried interest-related compensation is accounted for as compensation expense in conjunction with the related carried interest allocation revenue and, until paid, is recorded as a component of accrued carried interest-related compensation in the consolidated balance sheets. Carried interest-related compensation expense also includes the portion of net carried interest allocation revenue attributable to equity holders of our consolidated subsidiaries that are not 100% owned by us. Amounts presented as realized indicate the amounts paid or payable to employees based on the receipt of carried interest allocation revenue from realized investment activity. Carried interest-related compensation expense may be subject to reversal to the extent that the related carried interest allocation revenue is reversed. Carried interest-related compensation paid to employees may be subject to clawback on an after-tax basis under certain scenarios. To date, no material amounts of realized carried interest-related compensation have been reversed. Incentive fee-related compensation is accrued as compensation expense when it is probable and estimable that payment will be made.

Legacy Greenspring performance fee-related compensation represents the legacy Greenspring carried interest allocations which are entirely payable to certain employees. Legacy Greenspring carried interest-related compensation is accounted for as compensation expense in conjunction with the related legacy Greenspring carried interest allocation revenue and, until paid, is recorded as a component of legacy Greenspring accrued carried interest-related compensation in the consolidated balance sheets. Legacy Greenspring carried interest-related compensation expense may be subject to reversal to the extent that the related legacy Greenspring carried interest allocation revenue is reversed. However, none of the legacy Greenspring carried interest allocation revenue is attributable to the Company.

General, administrative and other includes occupancy, travel and related costs, insurance, legal and other professional fees, depreciation, amortization of intangible assets, system-related costs, and other general costs associated with operating our business. Beginning in the quarter ended December 31, 2022, general, administrative and other includes costs associated with the Consolidated Funds. Expenses of the Consolidated Funds have no impact on net income or loss attributable to us to the extent such expenses are borne by third-party investors.

Other Income (Expense)

Investment income (loss) primarily represents our share of earnings (losses) from the investments we make in our SMAs and focused commingled funds. We, either directly or through our subsidiaries, generally have a general partner interest in the StepStone Funds, which invest in primary funds, secondary funds and co-investment funds, or a combination thereof. Investment income will increase or decrease based on the earnings of the StepStone Funds, which are primarily driven by net realized and unrealized gains (losses) on the underlying investments held by the funds. Our co-investment funds invest in underlying portfolio companies and therefore their valuation changes from period to period are more influenced by individual companies than our primary and secondary funds, which have exposures across multiple portfolio companies in underlying private markets funds. Our SMAs and focused commingled funds invest across various industries, strategies and geographies.

Consequently, our general partner investments do not include any significant concentrations in a specific sector or geography outside the United States. Investment income and legacy Greenspring investment income exclude carried interest allocations, which are presented as revenues as described above.

Legacy Greenspring investment income (loss) represents our share of earnings (losses) from the investments we make in certain legacy Greenspring funds through the legacy Greenspring general partner entities. We have no direct economic interests in the legacy Greenspring general partner entities. As a result, all such income is reflected as non-controlling interests in legacy Greenspring entities. Legacy Greenspring investment income will increase or decrease based on the earnings of such legacy Greenspring funds, which are primarily driven by net realized and unrealized gains (losses) on the underlying investments held by the funds.

Investment income (loss) of Consolidated Funds represents gains (losses) from the investments held by the Consolidated Funds.

Interest income consists of income earned on cash and cash equivalents, restricted cash and certificates of deposit. Beginning in the quarter ended December 31, 2022, interest income includes amounts associated with the Consolidated Funds.

Interest expense primarily consists of the interest expense on the Revolver and our previously outstanding term loan, as well as the related amortization of deferred financing costs and amortization of original issue discount. The year ended March 31, 2021 includes a $3.5 million charge related to the write-off of unamortized debt issuance costs and discount in connection with the full repayment of our previously outstanding term loan in connection with the IPO in September 2020.

Other income (loss) includes foreign currency transaction gains and losses and non-operating activities. Beginning in the quarter ended December 31, 2022, other income (loss) includes amounts associated with the Consolidated Funds.

Income Tax Expense

We are a corporation for U.S. federal income tax purposes and therefore are subject to U.S. federal and state income taxes on our share of taxable income generated by the Partnership. The Partnership is treated as a pass-through entity for U.S. federal and state income tax purposes. As such, income generated by the Partnership flows through to its limited partners, including us, and is generally not subject to U.S. federal or state income tax at the Partnership level. Our non-U.S. subsidiaries generally operate as corporate entities in non-U.S. jurisdictions, with certain of these entities subject to local or non-U.S. income taxes. Additionally, certain of our subsidiaries are subject to local jurisdiction income taxes at the entity level, which are reflected within income tax expense in the consolidated statements of income. As a result, the Partnership does not record U.S. federal and state income taxes on income in the Partnership or its subsidiaries, except for certain local and foreign income taxes discussed above.

Non-Controlling Interests

Non-controlling interests ("NCI") reflect the portion of income or loss and the corresponding equity attributable to third-party equity holders and employees in certain consolidated subsidiaries that are not 100% owned by us. Non-controlling interests are presented as separate components in our consolidated statements of income to clearly distinguish between our interests and the economic interests of third parties and employees in those entities. Net income (loss) attributable to SSG, as reported in the consolidated statements of income, is presented net of the portion of net income (loss) attributable to holders of non-controlling interests.

Non-controlling interests in subsidiaries represent the economic interests in the consolidated subsidiaries of the Partnership held by third parties and employees in those entities. Non-controlling interests in subsidiaries are allocated a share of income or loss in the respective consolidated subsidiary in proportion to their relative ownership interests, after consideration of contractual arrangements that govern allocations of income or loss.

Non-controlling interests in legacy Greenspring entities represent the economic interests in the legacy Greenspring general partner entities. We did not acquire any direct economic interests in the legacy Greenspring general partner entities. As a result, all of the net income related to the legacy Greenspring general partner entities is allocated to non-controlling interests in legacy Greenspring entities.

Redeemable non-controlling interests in Consolidated Funds represent the economic interests in the Consolidated Funds which are not held by us, but are held by the third-party investors in the funds. Redeemable non-controlling interests in Consolidated Funds are allocated a share of income or loss in the respective fund in proportion to their relative ownership interests, after consideration of contractual arrangements that govern allocations of income or loss.

Non-controlling interests in the Partnership represent the economic interests in the Partnership held by the Class B and Class C unitholders of the Partnership. Non-controlling interests in the Partnership are allocated a share of income or loss in the Partnership in proportion to their relative ownership interests, after consideration of contractual arrangements that govern allocations of income or loss.

<h3 style="text-align:center">Key Operating Metrics</h3>

We monitor certain operating metrics that are either common to the asset management industry or that we believe provide important data regarding our business.

Assets Under Management

AUM primarily reflects the assets associated with our SMAs and focused commingled funds. We classify assets as AUM if we have full discretion over the investment decisions in an account or have responsibility or custody of assets. Although management fees are based on a variety of factors and are not linearly correlated with AUM, we believe AUM is a useful metric for assessing the relative size and scope of our asset management business.

Our AUM is calculated as the sum of (i) NAV of client portfolio assets, including the StepStone Funds and (ii) the unfunded commitments of clients to the underlying investments and the StepStone Funds. Our AUM reflects the investment valuations in respect of the underlying investments of our funds and accounts on a three-month lag, adjusted for new client account activity through the period end. Our AUM does not include post-period investment valuation or cash activity. AUM as of March 31, 2023 reflects final data for the prior period (December 31, 2022), adjusted for net new client account activity through March 31, 2023. NAV data for underlying investments is as of December 31, 2022, as reported by underlying managers up to 114 days following December 31, 2022. When NAV data is not available 114 days following December 31, 2022, such NAVs are adjusted for cash activity following the last available reported NAV.

Assets Under Advisement

AUA consists of client assets for which we do not have full discretion to make investment decisions but play a role in advising the client or monitoring their investments. We generally earn revenue for advisory-related services on a contractual fixed fee basis. Advisory-related services include asset allocation, strategic planning, development of investment policies and guidelines, screening and recommending investments, legal negotiations, monitoring and reporting on investments, and investment manager review and due diligence. Advisory fees vary by client based on the scope of services, investment activity and other factors. Most of our advisory fees are fixed, and therefore, increases or decreases in AUA do not necessarily lead to proportionate changes in revenue.

Our AUA is calculated as the sum of (i) the NAV of client portfolio assets for which we do not have full discretion and (ii) the unfunded commitments of clients to the underlying investments. Our AUA reflects the investment valuations in respect of the underlying investments of our client accounts on a three-month lag, adjusted for new client account activity through the period end. Our AUA does not include post-period investment valuation or cash activity. AUA as of March 31, 2023 reflects final data for the prior period (December 31, 2022), adjusted for net new client account activity through March 31, 2023. NAV data for underlying investments is as of December 31, 2022, as reported by underlying managers up to 114 days following December 31, 2022. When NAV data is not available 114 days following December 31, 2022, such NAVs are adjusted for cash activity following the last available reported NAV.

Fee-Earning AUM

FEAUM reflects the assets from which we earn management fee revenue (i.e., fee basis) and includes assets in our SMAs, focused commingled funds and assets held directly by our clients for which we have fiduciary oversight and are paid fees as the manager of the assets. Our SMAs and focused commingled funds typically pay management fees based on capital commitments, net invested capital and, in certain cases, NAV, depending on the fee terms. Management fees are only marginally affected by market appreciation or depreciation because substantially all of the StepStone Funds pay management fees based on capital commitments or net invested capital. As a result, management fees and FEAUM are not materially affected by changes in market value.

Our calculation of FEAUM may differ from the calculations of other asset managers and, as a result, may not be comparable to similar measures presented by other asset managers.

Undeployed Fee-Earning Capital

Undeployed fee-earning capital represents the amount of capital commitments to StepStone Funds that has not yet been invested or considered active but will generate management fee revenue once this capital is invested or activated.

Consolidation of StepStone Funds

Beginning in the quarter ended December 31, 2022, we consolidated one investment fund for which we are deemed to have a controlling financial interest. The activity of the Consolidated Funds is reflected within the consolidated financial statement line items as indicated by reference thereto. The impact of the Consolidated Funds decrease revenues reported under GAAP to the extent these amounts are eliminated upon consolidation. The assets and liabilities of our Consolidated Funds are held within separate legal entities and, as a result, the liabilities of our Consolidated Funds are typically non-recourse to us. The net economic ownership interests of our Consolidated Funds held by third parties are reflected as redeemable non-controlling interests in Consolidated Funds in our consolidated financial statements. We generally deconsolidate funds when we are no longer deemed to have a controlling financial interest in the entity. The performance of our Consolidated Funds is not necessarily consistent with, or representative of, the combined performance trends of all of our funds.

Consolidated Results of Operations

We consolidate funds and entities where we are deemed to hold a controlling financial interest. The Consolidated Funds are not necessarily the same entities in each year presented due to changes in ownership, changes in limited partners' or investor rights, and the creation and termination of funds and entities. The following is a discussion of our consolidated results of operations for the periods presented. The information is derived from our accompanying consolidated financial statements prepared in accordance with GAAP.

		Year Ended March 31,				
(in thousands)		2023		2022		2021
Revenues						
Management and advisory fees, net	$	497,179	$	380,257	$	285,462
Performance fees:						
Incentive fees		9,663		11,593		5,474
Carried interest allocations:						
Realized		131,089		200,718		62,953
Unrealized		(253,342)		585,851		433,827
Total carried interest allocations		(122,253)		786,569		496,780
Legacy Greenspring carried interest allocations[1]		(452,163)		187,106		—
Total revenues		(67,574)		1,365,525		787,716
Expenses						
Compensation and benefits:						
Cash-based compensation		252,180		197,482		157,123
Equity-based compensation		24,940		13,996		7,899
Performance fee-related compensation:						
Realized		79,846		91,208		30,532
Unrealized		(119,039)		312,903		215,508
Total performance fee-related compensation		(39,193)		404,111		246,040
Legacy Greenspring performance fee-related compensation[1]		(452,163)		187,106		—
Total compensation and benefits		(214,236)		802,695		411,062
General, administrative and other		147,159		110,468		48,485
Total expenses		(67,077)		913,163		459,547
Other income (expense)						
Investment income (loss)		(2,509)		26,160		16,407
Legacy Greenspring investment income (loss)[1]		(44,075)		32,586		—
Investment income of Consolidated Funds		9,315		—		—
Interest income		1,921		337		413
Interest expense		(4,189)		(1,113)		(7,360)
Other income (loss)		(1,420)		2,249		220
Total other income (expense)		(40,957)		60,219		9,680
Income (loss) before income tax		(41,454)		512,581		337,849
Income tax expense		3,821		28,300		23,256
Net income (loss)		(45,275)		484,281		314,593
Less: Net income attributable to non-controlling interests in subsidiaries		35,194		26,608		23,176
Less: Net income (loss) attributable to non-controlling interests in legacy Greenspring entities[1]		(44,075)		32,586		—
Less: Net income (loss) attributable to non-controlling interests in the Partnership		(19,772)		231,202		228,783
Less: Net income attributable to redeemable non-controlling interests in Consolidated Funds		1,776		—		—
Net income (loss) attributable to StepStone Group Inc.	$	(18,398)	$	193,885	$	62,634

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(1)   Reflects amounts attributable to consolidated VIEs for which we did not acquire any direct economic interests. See notes 3, 5 and 15 to our consolidated financial statements included elsewhere in this annual report.

Revenues

Year Ended March 31, 2023 Compared to Year Ended March 31, 2022

Total revenues decreased $1,433.1 million to $(67.6) million for fiscal 2023 as compared to fiscal 2022, due to negative carried interest allocations and legacy Greenspring carried interest allocations in the current period as compared to positive carried interest allocations and legacy Greenspring carried interest allocations in the prior year period and lower incentive fees, partially offset by higher net management and advisory fees, in each case, as described below.

Net management and advisory fees increased $116.9 million, or 31%, to $497.2 million for fiscal 2023 as compared to fiscal 2022. The increase was driven by new client activity and 28% growth in average FEAUM (or 21% excluding the impact of Greenspring) across the platform, as well as retroactive fees of $2.8 million from the final closing of StepStone Capital Partners V ("SCP V") and additional closings on StepStone's multi-strategy global venture capital fund. The prior year period included $7.7 million of retroactive fees from the final closing of StepStone Tactical Growth Fund III ("STGF III") and additional closings of SCP V. For new investors, fees relating to periods prior to the closing date are considered retroactive.

Incentive fees decreased $1.9 million, or 17%, to $9.7 million for fiscal 2023 as compared to fiscal 2022, reflecting lower realization activity.

Realized carried interest allocation revenues decreased $69.6 million, or 35%, to $131.1 million for fiscal 2023 as compared to fiscal 2022, reflecting lower realization activity within our private equity funds. Unrealized carried interest allocation revenues include the reversal of realized carried interest allocation revenues. Excluding the reversal of $131.1 million, unrealized carried interest allocation revenues decreased $908.8 million, or 116%, to $(122.3) million for fiscal 2023 compared to fiscal 2022. The decrease in unrealized carried interest allocations for fiscal 2023 primarily reflected a net decrease in the cumulative allocation of gains associated with the underlying portfolios within our private equity funds.

Legacy Greenspring carried interest allocation revenues decreased $639.3 million to $(452.2) million for fiscal 2023 as compared to fiscal 2022. Fiscal 2023 reflects gross realized carried interest allocations of $74.7 million and unrealized carried interest allocations, net of the reversal of carried interest allocations, of $(526.8) million. Fiscal 2022 reflects gross realized carried interest allocations of $92.2 million and unrealized carried interest allocations, net of the reversal of realized carried interest allocations, of $94.9 million for the period from September 20, 2021 to March 31, 2022.

Year Ended March 31, 2022 Compared to Year Ended March 31, 2021

Total revenues increased $577.8 million, or 73%, to $1,365.5 million for fiscal 2022 as compared to fiscal 2021, due to higher carried interest allocations, net management and advisory fees, incentive fees and the inclusion of legacy Greenspring carried interest allocations in the current year, in each case, as described below.

Net management and advisory fees increased $94.8 million, or 33%, to $380.3 million for fiscal 2022 as compared to fiscal 2021. The increase was driven by new client activity and a 39% growth in average FEAUM (or 25% excluding the impact of Greenspring) across the platform, as well as retroactive fees of $7.7 million from the final closing for STGF III and additional closings of SCP V. The prior year period included $9.0 million of retroactive fees from the final closing of StepStone Real Estate Partners IV ("SREP IV"). For new investors, fees relating to periods prior to the closing date are considered retroactive.

Incentive fees increased $6.1 million, or 112%, to $11.6 million for fiscal 2022 as compared to fiscal 2021, reflecting higher realization activity and recognition of deferred incentive fees in the current year.

Realized carried interest allocation revenues increased $137.8 million, or 219%, to $200.7 million for fiscal 2022, reflecting higher realization activity within our private equity funds. Unrealized carried interest allocation revenues include the reversal of realized carried interest allocation revenues. Excluding the reversal of $200.7 million, unrealized carried interest allocation revenues increased $289.8 million, or 58%, to $786.6 million for fiscal 2022 compared to fiscal 2021. The increase in unrealized carried interest allocations for fiscal 2022 primarily reflected a larger increase in the cumulative allocation of gains associated with the underlying portfolios within our private equity funds.

Legacy Greenspring carried interest allocation revenues of $187.1 million for fiscal 2022 reflect gross realized carried interest allocations of $92.2 million and unrealized carried interest allocations, net of the reversal of realized carried interest allocations, of $94.9 million for the period from September 20, 2021 to March 31, 2022.

Expenses

Year Ended March 31, 2023 Compared to Year Ended March 31, 2022

Total expenses decreased $980.2 million to $(67.1) million for fiscal 2023 as compared to fiscal 2022, due to decreases in legacy Greenspring performance fee-related compensation and performance fee-related compensation, partially offset by increases in cash-based compensation, general, administrative and other expenses, and equity-based compensation, in each case, as described below.

Cash-based compensation increased $54.7 million, or 28%, to $252.2 million for fiscal 2023 as compared to fiscal 2022, due to increased staffing and compensation levels. Our average full-time headcount increased 31% (or 27% excluding the impact of Greenspring) in the current year period as compared to the prior year period.

Equity-based compensation increased $10.9 million, or 78%, to $24.9 million for fiscal 2023 as compared to fiscal 2022. The increase was primarily attributable to the inclusion of expense related to liability classified awards in the current year period and no comparable expense in the prior year period, as well as the full year impact of restricted stock units ("RSUs") awarded to certain employees and directors in the prior year period and additional grants of RSUs granted in the current year period.

Performance fee-related compensation expense decreased $443.3 million to $(39.2) million for fiscal 2023 as compared to fiscal 2022, primarily reflecting the decrease in carried interest allocation revenue. Realized performance fee-related compensation decreased $11.4 million, or 12%, to $79.8 million for fiscal 2023 as compared to fiscal 2022, primarily reflecting lower realization activity. The decrease was partially offset by an increase reflecting realized carried interest allocations recognized in the current year period from certain funds for which a higher portion is paid to employees as realized performance fee-related compensation.

Legacy Greenspring performance fee-related compensation expense decreased $639.3 million to $(452.2) million for fiscal 2023 as compared to fiscal 2022. Fiscal 2023 reflects gross realized performance fee-related compensation expense of $74.7 million and unrealized performance fee-related compensation expense, net of the reversal of realized performance fee-related compensation expense, of $(526.8) million. Fiscal 2022 reflects gross realized performance fee-related compensation expense of $92.2 million and unrealized performance fee-related compensation expense, net of the reversal of realized performance fee-related compensation expense, of $94.9 million for the period from September 20, 2021 to March 31, 2022.

General, administrative and other expenses increased $36.7 million, or 33%, to $147.2 million for fiscal 2023 as compared to fiscal 2022. The overall increase primarily reflected increases of $19.0 million in amortization expense for intangibles, $10.6 million of travel and associated costs for investment evaluation and client service, $3.8 million in information and technology expenses, $3.4 million in professional fees, $3.3 million in occupancy costs, $1.6 million in conference expenses, $1.6 million in human resources and recruiting expenses, $1.5 million in accelerated depreciation for leasehold improvements due to a reduction in lease terms, $0.7 million in business taxes and other general operating expenses, partially offset by a decrease in transaction costs of $7.4 million and a gain of $2.7 million within occupancy costs related to lease remeasurement adjustments due to a reduction in lease terms.

Year Ended March 31, 2022 Compared to Year Ended March 31, 2021

Total expenses increased $453.6 million, or 99%, to $913.2 million for fiscal 2022 as compared to fiscal 2021, reflecting increases in performance fee-related compensation, general, administrative and other expenses, cash-based compensation, equity-based compensation, and the inclusion of legacy Greenspring performance fee-related compensation in the current year, in each case, as described below.

Cash-based compensation increased $40.4 million, or 26%, to $197.5 million for fiscal 2022 as compared to fiscal 2021, due to increased staffing and compensation levels. Our average full-time headcount increased 24% (or 12% excluding the impact of Greenspring) in the current year period as compared to the prior year period.

Equity-based compensation increased $6.1 million, or 77%, to $14.0 million for fiscal 2022 as compared to fiscal 2021. The increase was attributable to the grant of RSUs made to certain employees and directors in connection with our IPO in September 2020. As such grants were not outstanding for the period prior to the IPO, this resulted in lower expense in the prior year period. The increase was also attributable to additional grants of RSUs made to certain employees and directors in the current year period.

Performance fee-related compensation expense increased $158.1 million, or 64%, to $404.1 million for fiscal 2022 as compared to fiscal 2021, primarily reflecting the increase in carried interest allocation revenue. Realized performance fee-related compensation increased $60.7 million, or 199%, to $91.2 million for fiscal 2022 as compared to fiscal 2021, primarily reflecting higher realization activity.

Legacy Greenspring performance fee-related compensation expense of $187.1 million for fiscal 2022 reflects gross realized performance fee-related compensation expense of $92.2 million and unrealized performance fee-related compensation expense, net of the reversal of realized performance fee-related compensation expense, of $94.9 million for the period from September 20, 2021 to March 31, 2022.

General, administrative and other expenses increased $62.0 million, or 128%, to $110.5 million for fiscal 2022 as compared to fiscal 2021. The overall increase primarily reflected increases of $21.2 million in amortization expense for intangibles, $13.9 million in transaction costs, $8.0 million in loss on change in fair value for contingent consideration obligation, $4.8 million in professional fees, $3.6 million of travel and associated costs for investment evaluation and client service, $2.9 million in insurance costs, $2.6 million in information and technology expenses, $1.8 million in occupancy costs, $1.6 million in recruiting costs and other general operating expenses.

Other Income (Expense)

Year Ended March 31, 2023 Compared to Year Ended March 31, 2022

Investment income decreased $28.7 million to a loss of $2.5 million for fiscal 2023 as compared to fiscal 2022, primarily reflecting overall changes in the valuations of the underlying investments in the StepStone Funds.

Legacy Greenspring investment income decreased $76.7 million to a loss of $44.1 million for fiscal 2023 as compared to fiscal 2022. Fiscal 2023 reflects gross realized investment income of $6.6 million and unrealized investment loss, net of the reversal of realized investment income, of $50.6 million. Fiscal 2022 reflects gross realized investment income of $7.8 million and unrealized investment income, net of the reversal of realized investment income, of $24.8 million for the period from September 20, 2021 to March 31, 2022.

Investment income of Consolidated Funds of $9.3 million for fiscal 2023 primarily reflects overall changes in the valuations of the underlying investments of the Consolidated Funds.

Interest income increased $1.6 million, or 470%, to $1.9 million for fiscal 2023 as compared to fiscal 2022 primarily due to higher average interest rates earned on cash and cash equivalent balances. Interest income attributable to Consolidated Funds was $0.2 million in the current year period as compared to zero in the prior year period.

Interest expense increased $3.1 million, or 276%, to $4.2 million for fiscal 2023 as compared to fiscal 2022. The increase was due to a full period of interest, higher average interest rates, and higher average outstanding balances under the Revolver during the current year period, as compared with the prior year period.

Other income (loss) decreased $3.7 million to a loss of $1.4 million for fiscal 2023 as compared to fiscal 2022, primarily reflecting a larger gain related to adjustments in connection with the Tax Receivable Agreements in the prior year period as compared with the current year period, and net foreign currency transaction losses in the current year period.

Year Ended March 31, 2022 Compared to Year Ended March 31, 2021

Investment income increased $9.8 million, or 59%, to $26.2 million for fiscal 2022 as compared to fiscal 2021, primarily reflecting overall changes in the valuations of the underlying investments in the StepStone Funds.

Legacy Greenspring investment income of $32.6 million for fiscal 2022 reflects gross realized investment income of $7.8 million and unrealized investment income, net of the reversal of realized investment income, of $24.8 million for the period from September 20, 2021 to March 31, 2022.

Interest income decreased $0.1 million, or 18%, to $0.3 million for fiscal 2022 as compared to fiscal 2021.

Interest expense decreased $6.2 million, or 85%, to $1.1 million for fiscal 2022 as compared to fiscal 2021. The decrease was primarily due to the full repayment of our previously outstanding senior secured term loan in connection with the IPO in September 2020, partially offset by interest on average outstanding balances under the Revolver during the current period.

Other income (loss) increased $2.0 million, or 922%, to $2.2 million for fiscal 2022 as compared to fiscal 2021, primarily reflecting gains related to adjustments in connection with the Tax Receivable Agreements, offset by net foreign currency transaction losses and losses related to the write-off of certain property and equipment.

Income Tax Expense

Income tax expense primarily reflects U.S. federal and state income taxes on our share of taxable income generated by the Partnership, as well as local and foreign income taxes of certain of the Partnership's subsidiaries.

Our effective income tax rate was (9.2)%, 5.5%, and 6.9% for fiscal 2023, 2022 and 2021, respectively. Our overall effective tax rate in each of the periods described above is less than the statutory rate primarily because a portion of income is allocated to non-controlling interests, as the tax liability on such income is borne by the holders of such non-controlling interests. During fiscal 2022, we recorded a benefit of $25.3 million related to the full release of the valuation allowance as a result of the deferred tax liability recorded in connection with the Greenspring acquisition. For the period prior to the Reorganization and IPO, we operated as a partnership for U.S. federal income tax purposes and were not subject to U.S. federal and state income taxes.

Year Ended March 31, 2023 Compared to Year Ended March 31, 2022

Income tax expense decreased $24.5 million, or 86%, to $3.8 million for fiscal 2023 as compared to fiscal 2022. The decrease in tax expense was primarily driven by pre-tax net loss for fiscal 2023 compared to pre-tax net income for fiscal 2022.

Year Ended March 31, 2022 Compared to Year Ended March 31, 2021

Income tax expense increased $5.0 million, or 22%, to $28.3 million for fiscal 2022 as compared to fiscal 2021. The increase was primarily due to the additional U.S. federal and state income taxes recognized on our share of taxable income generated by the Partnership as a result of our increased ownership in the Partnership, partially offset by a benefit of $25.3 million related to the release of a valuation allowance during fiscal 2022 as a result of the Greenspring acquisition. Additionally, for the period prior to the Reorganization and IPO, we operated as a partnership for U.S. federal income tax purposes and were not subject to U.S. federal and state income taxes.

Net Income Attributable to Non-Controlling Interests in Subsidiaries

Net income attributable to non-controlling interests in subsidiaries increased $8.6 million, or 32%, to $35.2 million for fiscal 2023 as compared to fiscal 2022. The increase was primarily attributable to an increase in income generated by our consolidated subsidiaries not wholly-owned by us.

Net income attributable to non-controlling interests in subsidiaries increased $3.4 million, or 15%, to $26.6 million for fiscal 2022 as compared to fiscal 2021. The increase was primarily attributable to an increase in income generated by our consolidated subsidiaries not wholly-owned by us.

Net Income (Loss) Attributable to Non-Controlling Interests in Legacy Greenspring Entities

Net income (loss) attributable to non-controlling interests in legacy Greenspring entities represents the net income or loss attributable to the interests held by the legacy Greenspring general partner entities. We did not acquire any direct economic interests in the legacy Greenspring general partner entities. As a result, all of the net income or loss related to the legacy Greenspring general partner entities is allocated to non-controlling interests in legacy Greenspring entities. Net income (loss) attributable to non-controlling interests in legacy Greenspring entities was $(44.1) million and $32.6 million for fiscal 2023 and 2022, respectively.

Net Income (Loss) Attributable to Non-Controlling Interests in the Partnership

Net income (loss) attributable to non-controlling interests in the Partnership represents the portion of net income or loss attributable to the interests held by the Class B and Class C unitholders of the Partnership. Net income (loss) attributable to non-controlling interests in the Partnership was $(19.8) million, $231.2 million and $228.8 million for fiscal 2023, 2022 and 2021, respectively. Prior to the Reorganization and IPO, all of our income or loss relates to the Partnership and has been presented as non-controlling interests in the Partnership.

Net Income Attributable to Redeemable Non-Controlling Interests in Consolidated Funds

Net income attributable to redeemable non-controlling interests in Consolidated Funds was $1.8 million for fiscal 2023, which represents income of the Consolidated Funds attributable to third-party investors. We did not consolidate any StepStone Funds prior to fiscal 2023.

Operating Metrics

Assets Under Management

AUM was $86 billion as of March 31, 2021, $134 billion as of March 31, 2022 and $138 billion as of March 31, 2023. The acquisition of Greenspring added $22 billion of AUM as of September 20, 2021.

Assets Under Advisement

Assets related to our advisory accounts were $340 billion as of March 31, 2021, $436 billion as of March 31, 2022 and $482 billion as of March 31, 2023.

Fee-Earning AUM

Year Ended March 31, 2023

FEAUM increased $10.3 billion, or 14%, to $85.4 billion as of March 31, 2023 as compared to $75.2 billion as of March 31, 2022. Of the increase, $5.8 billion was from SMAs and $4.5 billion was from focused commingled funds.

Year Ended March 31, 2022

FEAUM increased $23.2 billion, or 45%, to $75.2 billion as of March 31, 2022 as compared to $52.0 billion as of March 31, 2021. The increase was primarily attributable to a $14.1 billion increase in focused commingled funds due to the Greenspring acquisition, which added $11.4 billion of FEAUM, and $9.0 billion from SMAs.

(in millions)	SMAs		Focused Commingled Funds		Total	
			Year Ended March 31, 2023			
Beginning balance	$	49,586	$	25,587	$	75,173
Contributions[1]		9,658		5,509		15,167
Distributions[2]		(4,208)		(1,162)		(5,370)
Market value, FX and other[4]		309		152		461
Ending balance	$	55,345	$	30,086	$	85,431

(in millions)		Year Ended March 31, 2022		
		SMAs	Focused Commingled Funds	Total
Beginning balance	$	40,561	$ 11,447	$ 52,008
Contributions[1]		11,839	4,364	16,203
Distributions[2]		(3,235)	(1,564)	(4,799)
Acquisitions[3]		—	11,407	11,407
Market value, FX and other[4]		421	(67)	354
Ending balance	$	49,586	$ 25,587	$ 75,173

(1)   Contributions consist of new capital commitments that earn fees on committed capital and capital contributions to funds and accounts that earn fees on net invested capital or NAV.

(2)   Distributions consist of returns of capital from funds and accounts that pay fees on net invested capital or NAV and reductions in fee-earning AUM from funds that moved from a committed capital to net invested capital fee basis or from funds and accounts that no longer pay fees.

(3)   Includes $11.4 billion of focused commingled funds added as a result of the Greenspring acquisition.

(4)   Market value, FX and other primarily consist of changes in market value appreciation (depreciation) for funds that pay on NAV and the effect of foreign exchange rate changes on non-U.S. dollar denominated commitments.

The following tables set forth FEAUM by asset class and selected weighted-average management fee rate data:

(in millions)		As of March 31,		
		2023	2022	2021
FEAUM				
Private equity[1]	$	45,766	$ 40,396	$ 24,533
Infrastructure		19,274	17,737	12,605
Private debt		14,361	12,216	10,483
Real estate		6,030	4,824	4,387
Total	$	85,431	$ 75,173	$ 52,008

(1)   Balance as of March 31, 2022 includes $11.4 billion of focused commingled funds added as a result of the Greenspring acquisition.

	As of March 31,	
	2023	2022
Weighted-average fee rate[1]		
Private equity[2]	0.66 %	0.64 %
Real estate, infrastructure and private debt asset classes[3]	0.41 %	0.40 %
Total	0.54 %	0.52 %

(1)   Weighted-average fee rates reflect the applicable management fees for the last 12 months ending on each period presented, and is inclusive of any retroactive fees for such period.

(2)   The change in weighted-average fee rates primarily reflected the timing of new funds and shifts in mix between SMAs and focused commingled funds.

(3)   The change in weighted-average fee rates primarily reflected the timing of new funds and shifts in asset class mix.

Undeployed Fee-Earning Capital

As of March 31, 2023, we had $15.7 billion of undeployed fee-earning capital, which will generate management fee revenue once this capital is invested or activated.

Non-GAAP Financial Measures

Below is a description of our non-GAAP financial measures. These measures are presented on a basis other than GAAP and should be considered in addition to, and not as a substitute for or superior to, financial measures calculated in accordance with GAAP.

Adjusted Net Income

Adjusted net income ("ANI") is a non-GAAP performance measure that we present on a pre-tax and after-tax basis used to evaluate profitability and is presented excluding the consolidation of our funds. ANI represents the after-tax net realized income attributable to us. The components of revenues used in the determination of ANI ("adjusted revenues") comprise net management and advisory fees, incentive fees (including the deferred portion) and realized carried interest allocations. In addition, ANI excludes: (a) unrealized carried interest allocation revenues and related compensation, (b) unrealized investment income, (c) equity-based compensation for awards granted prior to and in connection with our IPO, profits interests issued by our non-wholly owned subsidiaries, and unrealized mark-to-market changes in the fair value of the profits interests issued in connection with the Private Wealth Transaction, (d) amortization of intangibles and (e) certain other items that we believe are not indicative of our core operating performance, including charges associated with acquisitions and corporate transactions, contract terminations and employee severance. ANI does not reflect legacy Greenspring carried interest allocation revenues, legacy Greenspring carried interest-related compensation and legacy Greenspring investment income as none of the economics are attributable to us. ANI is income before taxes fully taxed at our blended statutory rate. We believe ANI and adjusted revenues are useful to investors because they enable investors to evaluate the performance of our business across reporting periods.

Adjusted Revenues

Adjusted revenues represents the components of revenues used in the determination of ANI and comprise net management and advisory fees, incentive fees (including the deferred portion) and realized carried interest allocations. We believe adjusted revenues is useful to investors because it presents a measure of realized revenues.

Fee-Related Earnings

Fee-related earnings ("FRE") is a non-GAAP performance measure used to monitor our baseline earnings from recurring management and advisory fees. FRE is a component of ANI and comprises net management and advisory fees, less adjusted expenses which are operating expenses other than (a) performance fee-related compensation, (b) equity-based compensation for awards granted prior to and in connection with our IPO, profits interests issued by our non-wholly owned subsidiaries, and unrealized mark-to-market changes in the fair value of the profits interests issued in connection with the Private Wealth Transaction, (c) amortization of intangibles, and (d) certain other items that we believe are not indicative of our core operating performance, including charges associated with acquisitions and corporate transactions, contract terminations and employee severance. FRE is presented before income taxes. We believe FRE is useful to investors because it provides additional insight into the operating profitability of our business and our ability to cover direct base compensation and operating expenses from total fee revenues.

Adjusted Net Income Per Share

ANI per share measures our per-share earnings assuming all Class B units and Class C units in the Partnership are exchanged for Class A common stock in SSG, including the dilutive impact of outstanding equity-based awards. ANI per share is calculated as ANI divided by adjusted shares outstanding. We believe ANI per share is useful to investors because it enables them to better evaluate per-share operating performance across reporting periods.

Fee-Related Earnings

Year Ended March 31, 2023 Compared to Year Ended March 31, 2022

FRE increased $33.9 million, or 28%, to $156.2 million for fiscal 2023 as compared to fiscal 2022, primarily reflecting higher net management and advisory fees, partially offset by higher adjusted cash-based compensation, adjusted general, administrative and other expenses and adjusted equity-based compensation.

Year Ended March 31, 2022 Compared to Year Ended March 31, 2021

FRE increased $32.8 million, or 37%, to $122.2 million for fiscal 2022 as compared to fiscal 2021, primarily reflecting higher net management and advisory fees, partially offset by higher adjusted cash-based compensation, adjusted general, administrative and other expenses and adjusted equity-based compensation.

Adjusted Revenues and Adjusted Net Income

Year Ended March 31, 2023 Compared to Year Ended March 31, 2022

Adjusted revenues increased $48.0 million, or 8%, to $642.0 million for fiscal 2023 as compared to fiscal 2022, primarily reflecting increases in net management and advisory fees and incentive fees, including the deferred portion, partially offset by lower realized carried interest allocation revenues.

ANI decreased $30.3 million, or 18%, to $142.7 million for fiscal 2023 as compared to fiscal 2022, primarily due to lower net realized performance fee-related earnings (incentive fees, including the deferred portion, plus realized carried interest allocation revenues, less realized performance fee-related compensation), a higher allocation of income to non-controlling interests and higher interest expense. The decrease was partially offset by the increase in FRE.

Year Ended March 31, 2022 Compared to Year Ended March 31, 2021

Adjusted revenues increased $235.4 million, or 66%, to $594.0 million for fiscal 2022 as compared to fiscal 2021, primarily reflecting increases in net management and advisory fees, realized carried interest allocation revenues and incentive fees (including the deferred portion).

ANI increased $87.5 million, or 103%, to $172.9 million for fiscal 2022 as compared to fiscal 2021, primarily due to increases in FRE, as well as higher net realized performance fee-related earnings. These increases were partially offset by a higher allocation of income to non-controlling interests.

Adjusted Net Income Per Share

The following table shows a reconciliation of diluted weighted-average shares of Class A common stock outstanding to adjusted shares outstanding used in the computation of ANI per share for fiscal 2023, 2022 and 2021. As Class A common stock did not exist prior to the Reorganization and IPO, the number of adjusted shares outstanding used in the computation of ANI per share for fiscal 2021 reflects the number of adjusted shares for the period from the IPO date to September 30, 2020 for comparability purposes.

	Year Ended March 31,		
(in thousands, except share and per share amounts)	2023	2022	2021
Adjusted net income	$ 142,663	$ 172,943	$ 85,402
Weighted-average shares of Class A common stock outstanding – Basic[1]	61,884,671	49,833,760	29,657,805
Assumed vesting of RSUs	669,966	1,289,809	1,151,579
Assumed vesting and exchange of Class B2 units	2,475,501	2,476,681	2,465,420
Exchange of Class B units in the Partnership[1]	46,780,724	52,028,095	65,158,526
Exchange of Class C units in the Partnership[2]	2,807,243	1,563,316	—
Adjusted shares[3]	114,618,105	107,191,661	98,433,330
Adjusted net income per share	$ 1.24	$ 1.61	$ 0.87

_____

(1)   Assumes the full exchange of Class B units in the Partnership for Class A common stock of SSG pursuant to the Class B Exchange Agreement.

(2)   Assumes the full exchange of Class C units in the Partnership for Class A common stock of SSG pursuant to the Class C Exchange Agreement.

(3)   Class A common stock did not exist prior to the Reorganization and IPO in September 2020. As a result, the computation of ANI per share for fiscal 2021 assumes the same number of adjusted shares outstanding as reported for the period after the IPO through September 30, 2020.

Reconciliation of GAAP to Non-GAAP Financial Measures

The table below shows a reconciliation of revenues to adjusted revenues.

	Year Ended March 31,		
(in thousands)	2023	2022	2021
Total revenues	$ (67,574)	$ 1,365,525	$ 787,716
Unrealized carried interest allocations	253,342	(585,851)	(433,827)
Deferred incentive fees	3,892	1,438	4,700
Legacy Greenspring carried interest allocations	452,163	(187,106)	—
Management and advisory fee revenues for the Consolidated Funds[1]	147	—	—
Adjusted revenues	$ 641,970	$ 594,006	$ 358,589

_____

(1)   Reflects the add back of management and advisory fee revenues for the Consolidated Funds, which have been eliminated in consolidation.

The table below shows a reconciliation of additional GAAP measures to adjusted measures. We use the non-GAAP measures presented below as components when calculating ANI and FRE.

(in thousands)	Year Ended March 31,					
		2023		2022		2021
GAAP Management and advisory fees, net	$	497,179	$	380,257	$	285,462
Management and advisory fee revenues for the Consolidated Funds[1]		147		—		—
Management and advisory fees, net	$	497,326	$	380,257	$	285,462
GAAP Interest income	$	1,921	$	337	$	413
Interest income earned by the Consolidated Funds[2]		(195)		—		—
Non-GAAP interest income	$	1,726	$	337	$	413
GAAP Other income (loss)	$	(1,420)	$	2,249	$	220
Adjustments[3]		86		(3,560)		—
Adjusted other income (loss)	$	(1,334)	$	(1,311)	$	220

_____

(1)   Reflects the add-back of management and advisory fee revenues for the Consolidated Funds, which have been eliminated in consolidation.

(2)   Reflects the removal of interest income earned by the Consolidated Funds.

(3)   Reflects the removal of amounts for Tax Receivable Agreements adjustments recognized as other income (loss) and the removal of the impact of the consolidation of the Consolidated Funds.

The table below shows a reconciliation of income (loss) before income tax to ANI and FRE.

(in thousands)	Year Ended March 31,		
	2023	2022	2021
Income (loss) before income tax	$ (41,454)	$ 512,581	$ 337,849
Net income attributable to non-controlling interests in subsidiaries[1]	(39,054)	(28,100)	(23,952)
Net (income) loss attributable to non-controlling interests in legacy Greenspring entities	44,075	(32,586)	—
Unrealized carried interest allocations	253,342	(585,851)	(433,827)
Unrealized performance fee-related compensation	(119,039)	312,903	215,508
Unrealized investment (income) loss	8,012	(17,661)	(11,066)
Impact of Consolidated Funds	(8,897)	—	—
Deferred incentive fees	3,892	1,438	4,700
Equity-based compensation[2]	21,914	13,174	7,848
Amortization of intangibles	43,481	24,497	3,339
Write-off of unamortized deferred financing costs	—	—	3,526
Tax Receivable Agreements adjustments through earnings	(244)	(3,560)	—
Non-core items[3]	17,580	26,260	6,342
Pre-tax adjusted net income	183,608	223,095	110,267
Income taxes[4]	(40,945)	(50,152)	(24,865)
Adjusted net income	142,663	172,943	85,402
Income taxes[4]	40,945	50,152	24,865
Realized carried interest allocations	(131,089)	(200,718)	(62,953)
Realized performance fee-related compensation[5]	79,846	91,208	30,532
Realized investment income	(5,503)	(8,499)	(5,341)
Incentive fees	(9,663)	(11,593)	(5,474)
Deferred incentive fees	(3,892)	(1,438)	(4,700)
Non-GAAP interest income[6]	(1,726)	(337)	(413)
Interest expense	4,189	1,113	7,360
Adjusted other (income) loss[6][7]	1,334	1,311	(220)
Write-off of unamortized deferred financing costs	—	—	(3,526)
Net income attributable to non-controlling interests in subsidiaries[1]	39,054	28,100	23,952
Fee-related earnings	$ 156,158	$ 122,242	$ 89,484

---

(1)   Reflects the portion of pre-tax adjusted net income of our subsidiaries attributable to non-controlling interests.

(2)   Reflects equity-based compensation for awards granted prior to and in connection with the IPO, profits interests issued by our non-wholly owned subsidiaries, and unrealized mark-to-market changes in the fair value of the profits interests issued in connection with the Private Wealth Transaction.

(3)   Includes (income) expense related to transaction costs ($6.9 million in fiscal 2023, $14.2 million in fiscal 2022, and $0.4 million in fiscal 2021), lease remeasurement adjustments ($(2.7) million in fiscal 2023), accelerated depreciation of leasehold improvements for changes in lease terms ($1.5 million in fiscal 2023), severance costs ($0.3 million in fiscal 2023, $1.6 million in fiscal 2022, and $4.2 million in fiscal 2021), loss on change in fair value for contingent consideration obligation ($9.4 million in fiscal 2023, $9.6 million in fiscal 2022, and $1.6 million in fiscal 2021), compensation paid to certain employees as part of an acquisition earn-out ($2.3 million in fiscal 2023 and $0.8 million in fiscal 2022) and other non-core operating income and expenses.

(4)   Represents corporate income taxes at a blended statutory rate of 22.3%, 22.5% and 22.6% applied to pre-tax adjusted net income for fiscal 2023, 2022 and 2021, respectively. The 22.3% rate for fiscal 2023 is based on a federal statutory rate of 21.0% and a combined state, local and foreign rate net of federal benefits of 1.3%. The 22.5% rate for fiscal 2022 is based on a federal statutory rate of 21.0% and a combined state, local and foreign rate net of federal benefits of 1.5%. The 22.6% rate for fiscal 2021 is based on a federal statutory rate of 21.0% and a combined state, local and foreign rate net of federal benefits of 1.6%. The decline in the blended statutory rate for fiscal 2023 compared to fiscal 2022 was due to updates in our state apportionment based on our most recently filed tax returns and is our best estimate of our blended statutory tax rate moving forward. The decline in the blended statutory rate for fiscal 2022 compared to fiscal 2021 was due to updates in our state apportionment.

(5)   Includes carried interest-related compensation expense related to the portion of net carried interest allocation revenue attributable to equity holders of the Company's consolidated subsidiaries that are not 100% owned ($11.3 million in fiscal 2023, $1.8 million in fiscal 2022, and $1.3 million in fiscal 2021).

(6)   Excludes the impact of consolidating the Consolidated Funds.

(7)   Excludes amounts for Tax Receivable Agreements adjustments recognized as other income (loss) ($0.2 million in fiscal 2023 and $3.6 million in fiscal 2022).

Investment Performance

The following tables present information relating to the performance of all the investments that StepStone has recommended and subsequently tracked across asset classes and investment strategies, except as set forth in greater detail below. The data for these investments is generally presented from the inception date of each strategy and asset class through December 31, 2022 and have not been adjusted to reflect acquisitions or disposals of investments subsequent to that date.

The historical results of our investments are not indicative of future results to be expected of existing or new investment funds, and are not a proxy for the performance of our Class A common stock, including because:

•   market conditions and investment opportunities may differ from those in the past;

•   the performance of our funds is largely based on the NAV (as defined below) of the funds' investments, including unrealized gains, which may never be realized;

•   newly-established funds may generate lower investment returns during the period that they initially deploy their capital;

•   changes in the global tax and regulatory environment may impact both the investment preferences of our clients and the financing strategies employed by businesses in which particular funds invest, which may reduce the overall capital available for investment and the availability of suitable investments, thereby reducing investment returns in the future;

•   competition for investment opportunities, resulting from the increasing amount of capital invested in private markets alternatives, may increase the cost and reduce the availability of suitable investments, thereby reducing investment returns in the future; and

•   the industries and businesses in which particular funds invest will vary.

Historical and future returns of investments included in our track record are not directly correlated to potential returns on our Class A common stock.

For the purposes of the following tables:

•   "Invested capital" refers to the total amount of all investments made by a fund, including commitment-reducing and non-commitment-reducing capital calls;

- "NAV" refers to the estimated fair value of unrealized investments plus any net assets or liabilities associated with the investment as of December 31, 2022;

- "Net Multiple of Invested Capital" refers to (a) the sum of Realized Distributions from underlying investments to the fund plus the fund's NAV, divided by (b) Cumulative Invested Capital. Multiple of Invested Capital is presented net of management fees, carried interest and expenses charged by underlying fund managers, as well as StepStone's management fees, performance fees and expenses;

- "IRR" refers to the annualized internal rate of return for all investments within the relevant investment strategy on an inception-to-date basis as of December 31, 2022 (except as noted otherwise below), based on contributions, distributions and unrealized value;

- "Gross IRR" refers to IRR net of management fees, performance fees and expenses charged by the underlying fund managers, but gross of StepStone's management fees, performance fees and expenses;

- "Net IRR" refers to IRR net of fees and expenses charged by both the underlying fund managers and StepStone;

- "MSCI ACWI Direct Alpha" refers to the MSCI All Country World Index, the benchmark index used for comparison below. The MSCI All Country World Index is a free float-adjusted market capitalization-weighted index of nearly 2,900 world stocks that is designed to measure the equity market performance of developed and emerging markets. We believe the MSCI All Country World Index is commonly used by private markets investors to evaluate performance. The Direct Alpha calculation methodology allows private markets investment performance to be evaluated against a public index by compounding capital invested, capital distributed and net asset values to a single point in time in the benchmark's life, removing fluctuations of the public index and leaving only the non-market return above/below the index; and

- "Net TVM" refers to the total value to paid-in capital or invested capital expressed as a multiple, and is calculated as distributions plus unrealized valuations divided by invested capital (including all capitalized costs).

StepStone Performance Summary by Investment Strategy[1],[2]

(in billions except percentages and multiples)

Strategy[3]	Committed Capital	Cumulative Invested Capital	Realized Distributions	NAV	Total	Gross IRR[4]	Net IRR[4]	Net Multiple of Invested Capital[4]	Net IRR versus Benchmark[5]
Primaries	$ 273.8	$ 192.0	$ 122.9	$ 153.7	$ 276.6	12.8 %	12.5 %	1.4x	4.7 %
Secondaries	17.0	14.2	9.0	12.3	21.3	21.1 %	17.2 %	1.4x	9.3 %
Co-investments	40.5	38.1	19.2	42.1	61.3	19.2 %	16.7 %	1.5x	9.1 %
Total	**$ 331.3**	**$ 244.3**	**$ 151.1**	**$ 208.1**	**$ 359.2**	**13.8 %**	**13.2 %**	**1.4x**	**5.4 %**

(1)   Performance data shown in the table above is on an inception-to-date basis as of December 31, 2022. Overall performance includes all investments StepStone recommends and subsequently tracks, including advisory co-investments and infrastructure investments made prior to January 1, 2015, the performance summary of Courtland, for which the track record dates back to September 1994. Overall performance excludes (i) all client-direct investments, (ii) investments for which StepStone does not provide monitoring and reporting services to the client that made the investment, (iii) syndicated loan portfolio totaling $0.4 billion, and (iv) investments made by legacy private equity acquired businesses. USD returns for StepStone recommended investments are calculated on a constant currency adjusted USD reporting basis converting non-USD investment cash flows and NAVs to USD using the foreign currency exchange rate corresponding to each client's first cash flow date. Primaries include open-end investments, and co-investments include venture capital and growth equity direct investments for private equity, and asset management investments for infrastructure direct asset management investments.

(2)   Investments of former clients are included in performance summary past the client termination date until such time as StepStone stops receiving current investment data (quarterly valuations and cash flows) for the investment. At that point, StepStone will then 'liquidate' the fund's contribution to the track record by entering a distribution amount equal to the last reported NAV. Historical performance contribution is maintained up until the 'liquidation' date.

(3)   Inception date reflects date of the first investment: September 1994 for primaries, January 2005 for secondaries and June 2001 for co-investments.

(4)   Returns are net of fees and expenses charged by both the underlying investment and hypothetical StepStone fees. Investments shown herein include investments across different funds and accounts. The aggregate returns are not indicative of the returns an individual investor would receive from these investments. No individual investor received the aggregate returns described herein as the investments were made across multiple mandates over multiple years. Fees are available upon request. StepStone fees and expenses are based on the following assumptions (management fees represent an annual rate):

i.   Primaries: 25 basis points of net invested capital for management fees, charged quarterly.

ii.   Secondaries: 125 basis points (60 basis points for infrastructure) of capital commitments in years 1 through 4 for management fees, charged quarterly. In year 5, management fees step down to 90% of the previous year's fee.

iii.   Co-investments: 100 basis points (85 and 50 basis points for infrastructure co-investments and direct asset management investments, respectively) on net committed capital for management fees, charged quarterly.

Additionally, all investment types assess 5 basis points of capital commitments for fund expenses, and 1 basis point of capital commitments drawn down in the first cash flow quarter for organizational costs. Secondaries and co-investments include 12.5% and 10.0% of paid and unrealized carry, respectively, with an 8.0% preferred return hurdle. Real Estate secondaries and co-investments include 15.0% of paid and unrealized carry, with an 8.0% preferred return hurdle.

(5)   Reflects outperformance of investments as compared to the MSCI ACWI Total Return using the Direct Alpha public market equivalent method.

StepStone Performance Summary by Asset Class

PRIVATE EQUITY			REAL ESTATE			INFRASTRUCTURE		PRIVATE DEBT	
INVESTMENT STRATEGY[1,2,4]	NET IRR[3]	NET TVM[3]	INVESTMENT STRATEGY[1,4,5]	NET IRR[3]	NET TVM[3]	INVESTMENT STRATEGY[1,4,6]	NET IRR[3]	INVESTMENT STRATEGY[1,4,8]	NET IRR[3]
Primaries	17.4%	1.6x	Core/Core+ fund investments	8.8%	1.6x	Primaries	10.7%	Direct lending	6.5%
Secondaries	18.0%	1.5x	Value-add/opportunistic fund investments	10.1%	1.4x	Secondaries	10.5%	Distressed debt	9.3%
Co-investments[7]	20.7%	1.7x	Real estate debt fund investments	5.9%	1.2x	Co-investments[7]	9.3%	Other[9]	6.0%
			Value-add/opportunistic secondaries & co-investments	13.8%	1.3x				

---

(1) Investment returns reflect NAV data for underlying investments as of December 31, 2022, as reported by underlying managers up to 114 days following December 31, 2022. For investment returns where NAV data is not available 114 days following December 31, 2022, such NAVs are adjusted for cash activity following the last available reported NAV. Investment returns are calculated on a constant currency adjusted reporting basis converting non-USD investment cash flows and NAVs to USD using the foreign currency exchange rate corresponding to each client's first cash flow date.

(2) Private equity includes 2,384 investments totaling $168.8 billion of capital commitments and excludes (i) two advisory co-investments, totaling $100.0 million of capital commitments, (ii) all client-directed private equity investments (245 investments totaling $27.5 billion of capital commitments), and (iii) investments for which StepStone does not provide monitoring and reporting services to the client that made the investment..

(3) Net IRR and Net TVM are presented solely for illustrative purposes and do not represent actual returns received by any investor in any of the StepStone Funds represented above and are net of fees and expenses charged by both the underlying investment and hypothetical StepStone fees. The aggregate returns are not indicative of the returns an individual investor would receive from these investments. No individual investor received the aggregate returns described herein as the investments were made across multiple mandates over multiple years. StepStone fees and expenses are based on the following assumptions (management fees and expenses represent an annual rate):

    i. Primaries: 25 basis points of net invested capital for management fees (and on NAV for private debt), charged quarterly.

    ii. Secondaries: 125 basis points (60 basis points for infrastructure) of capital commitments in years 1 through 4 for management fees, charged quarterly. In year 5, management fees step down to 90% of the previous year's fee; 65 basis points for private debt, assessed quarterly on the net asset value.

    iii. Co-investments: 100 basis points (85 and 50 basis points for infrastructure co-investments and direct asset management investments, respectively) on net committed capital for management fees, charged quarterly; 65 basis points for private debt, assessed quarterly on net asset value.

    iv. All investment types assess 5 basis points of capital commitments for fund expenses, charged quarterly, and 1 basis point of capital commitments drawn down in the first cash flow quarter for organizational costs.

    v. Private equity and infrastructure secondaries and co-investments include 12.5% and 10.0% of paid and unrealized carry, respectively, with an 8.0% preferred return hurdle. Real estate secondaries and co-investments include 15.0% of paid and unrealized carry, with an 8.0% preferred return hurdle. Private debt secondaries and co-investments include 10.0% of paid and unrealized carry, with an 5.0% preferred return hurdle.

Net IRR and Net TVM for certain investments may have been impacted by StepStone's or the underlying fund manager's use of subscription backed credit facilities by such vehicles. Reinvested/recycled amounts increase contributed capital.

(4) Investments of former clients are included in performance summary past the client termination date until such time as StepStone stops receiving current investment data (quarterly valuations and cash flows) for the investment. At that point, StepStone will then 'liquidate' the fund by entering a distribution amount equal to the last reported NAV, thus ending its contribution to the track record as of that date. Historical performance contribution will be maintained up until the 'liquidation' date.

(5)   Real estate includes 466 investments totaling $73.4 billion of capital commitments and excludes (i) all client-directed real estate investments (78 investments totaling $11.7 billion of capital commitments), (ii) nine secondary/co-investment core/core+ or credit investments, totaling $537.0 million of capital commitments, (iii) four advisory fund investments totaling $463.6 million of capital commitments, and (iv) investments for which StepStone does not provide monitoring and reporting services to the client that made the investment. Includes the discretionary track record of Courtland Partners, Ltd., which StepStone acquired on April 1, 2018 (the "Courtland acquisition").

(6)   Infrastructure includes 224 investments totaling $46.3 billion of capital commitments and excludes (i) 11 infrastructure investments made by the Partnership prior to the formation of the Infrastructure subsidiary in 2013 or made prior to the Courtland acquisition totaling $501.9 million of capital commitments, (ii) all client-directed infrastructure investments (27 investments totaling $4.1 billion of capital commitments), and (iii) investments for which StepStone does not provide monitoring and reporting services to the client that made the investment.

(7)   Co-investments includes venture capital and growth equity direct investments for Private Equity, and asset management investments for Infrastructure.

(8)   Private debt includes 766 investments totaling $43.5 billion of capital commitments and excludes (i) all client-directed debt investments (40 investments, totaling $2.9 billion of capital commitments), (ii) real estate credit investments that were recommended by Courtland Partners, Ltd. prior to the Courtland acquisition (54 investments totaling $5.2 billion of capital commitments), and (iii) investments for which StepStone does not provide monitoring and reporting services to the client that made the investment.

(9)   Other includes mezzanine debt, collateralized loan obligations, leasing, regulatory capital, trade finance, intellectual property/royalty, real estate debt and infrastructure debt.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We generate cash primarily from management and advisory fees and realized carried interest allocations. We have historically managed our liquidity and capital resource needs through (a) cash generated from our operating activities, (b) realizations from investment activities, (c) borrowings, interest payments and repayments under credit agreements and other borrowing arrangements, (d) funding capital commitments to our funds, and (e) funding our growth initiatives, including capital expenditures and acquisitions to expand into new businesses.

As of March 31, 2023, we had $103.5 million of cash, cash equivalents and restricted cash ($129.5 million including Consolidated Funds) and $1,342.4 million of investments in StepStone Funds, including $1,227.2 million of accrued carried interest allocations, against $98.4 million in debt obligations, net of debt issuance costs, and $644.5 million in accrued carried interest-related compensation payable.

Ongoing sources of cash include (a) management and advisory fees, which are collected monthly or quarterly, (b) carried interest allocations and incentive fees, which are volatile and largely unpredictable as to amount and timing; and (c) distributions from our investments in the StepStone Funds. We use cash flow from operations and distributions from our investments in the StepStone Funds to pay compensation and related expenses, general and administrative expenses, income taxes, debt service, capital expenditures, dividends to our stockholders and distributions to holders of Partnership units, and to make investments in the StepStone Funds. We believe we will have sufficient cash to meet our obligations for the next 12 months.

Cash Flows

The accompanying consolidated cash flows include the Consolidated Funds, which activities primarily consist of raising capital from third-party investors, purchasing investments, making payment for the operating costs of the fund, generating cash flows from realized income allocations of investments and sales of investments, and making distributions to investors. The Consolidated Funds are accounted for as investment companies and therefore the cash flows from investing activities are included in cash flows from operations.

The following table summarizes our cash flows attributable to operating, investing and financing activities:

	Year Ended March 31,		
(in thousands)	2023	2022	2021
Net cash provided by operating activities	$ 151,183	$ 214,281	$ 149,299
Net cash used in investing activities	(30,807)	(210,241)	(11,166)
Net cash used in financing activities	(108,021)	(70,439)	(45,306)
Effect of exchange rate changes	(287)	(15)	1,097
Net increase (decrease) in cash, cash equivalents and restricted cash	$ 12,068	$ (66,414)	$ 93,924

Operating Activities

Operating activities provided $151.2 million, $214.3 million and $149.3 million of cash for fiscal 2023, 2022 and 2021, respectively. For fiscal 2023, 2022 and 2021, respectively, these amounts primarily consisted of the following:

- net income, after adjustments for non-cash items (including unrealized carried interest allocations, unrealized performance fee-related compensation, unrealized investment income and acquisition-related contingent consideration), of $214.5 million, $222.9 million and $120.0 million;

- net change in operating assets and liabilities of $(32.6) million, $(8.6) million and $29.3 million;

- adjustments for unrealized investment income from Consolidated Funds of $(9.3) million, $0 million and $0 million;

- net purchases of investments of Consolidated Funds of $21.3 million, $0 million and $0 million; and

- net change in operating assets and liabilities of Consolidated Funds of $(0.2) million, $0 million and $0 million.

Investing Activities

Investing activities used $30.8 million, $210.2 million and $11.2 million of cash for fiscal 2023, 2022 and 2021, respectively, and primarily consisted of the following amounts:

- net contributions to investments of $16.4 million, $15.1 million and $9.9 million;

- net contributions to investments in legacy Greenspring entities of $8.8 million, $11.6 million and $0 million;

- purchases of fixed assets of $5.6 million, $2.1 million and $1.3 million; and

- cash payments for acquisitions, net of cash acquired, of $0 million, $181.5 million and $0 million.

Financing Activities

Financing activities used $108.0 million, $70.4 million and $45.3 million for fiscal 2023, 2022 and 2021, respectively, and primarily consisted of the following:

- sale of non-controlling interests of $0 million, $0 million and $3.3 million;

- proceeds from capital contributions from non-controlling interests $0.2 million, $0.1 million and $2.8 million;

- proceeds from IPO, net of underwriting discounts of $0 million, $0 million and $337.8 million;

- net borrowings on revolving credit facility (including payment of deferred financing costs) of $35.0 million, $62.6 million and $0 million;

- purchase of non-controlling interests of $0 million, $3.0 million and $131.3 million;

- payment of deferred offering costs of $0 million, $1.7 million and $10.1 million;

- payments on prior term loan of $0 million, $0 million and $147.0 million;

- distributions to non-controlling interests of $109.5 million, $107.5 million and $97.7 million;

- proceeds from capital contributions to legacy Greenspring entities of $13.4 million, $15.1 million and $0 million;

- distributions to non-controlling interests in legacy Greenspring entities of $11.1 million, $11.3 million and $0 million;

- dividends paid to common stockholders of $50.0 million, $23.9 million and $2.0 million;

- payments for employee taxes related to the net settlement of RSUs of $2.7 million, $0 million and $0 million;

- payments to related parties under the Tax Receivable Agreements of $6.0 million, $0.8 million and $0 million; and

- contributions from redeemable non-controlling interests in Consolidated Funds of $22.8 million, $0 million and $0 million.

Revolving Credit Facility

We are party to the Credit Agreement that was arranged by JPMorgan Chase Bank, N.A., as administrative agent, and provides for a $225.0 million multicurrency Revolver with a five-year maturity. As of March 31, 2023, we had $98.4 million outstanding on the Revolver, net of debt issuance costs.

Borrowings under the Revolver bear interest at a variable rate per annum. We may designate each borrowing as (i) in the case of any borrowing in U.S. dollars, a base rate loan or a LIBOR rate loan, (ii) in the case of any borrowing denominated in Euros, a EURIBOR rate loan, (iii) in the case of any borrowing denominated in British Pounds Sterling, a Sterling Overnight Index Average ("SONIA") loan, (iv) in the case of any borrowing denominated in Swiss Francs, a Swiss Average Rate Overnight ("SARON") loan, and (v) in the case of any borrowing denominated in Australian dollars, an AUD rate loan. Borrowings bear interest equal to (i) in the case of base rate loans, 1.00% plus the greatest of (a) the Prime Rate, (b) the New York Federal Reserve Bank Rate plus 0.50% and (c) the 1 month LIBOR, multiplied by the Statutory Reserve Rate (as defined in the Credit Agreement), plus 1.00%, (ii) in the case of a LIBOR rate loan, the LIBOR rate multiplied by the Statutory Reserve Rate plus 2.00%, (iii) in the case of a EURIBOR rate loan, the EURIBOR rate multiplied by the Statutory Reserve Rate plus 2.00%, (iv) in the case of a SONIA loan, the Sterling Overnight Index Average plus 2.03%, (v) in the case of a SARON loan, the Swiss Average Rate Overnight plus 2.00%, and (vi) in the case of an AUD rate loan, the AUD Screen Rate (as defined in the Credit Agreement) multiplied by the Statutory Reserve Rate plus 2.20%. The weighted-average interest rate in effect for the Revolver as of March 31, 2023 was 6.86%.

Borrowings under the Revolver may be repaid at any time during the term of the Credit Agreement and, subject to certain terms and conditions, may be reborrowed prior to the maturity date. Any outstanding principal amounts, together with any accrued interest thereon, shall be due and payable on the maturity date. The maturity date for the Revolver is September 20, 2026.

The Revolver bears a fee on undrawn commitments equal to 0.25% per annum if total utilization of revolving commitments is equal to or greater than 50% and 0.35% per annum if total utilization of revolving commitments is less than 50%.

Under the terms of the Credit Agreement, certain of our assets serve as pledged collateral. In addition, the Credit Agreement contains covenants that, among other things: limit our ability to incur indebtedness; create, incur or allow liens; transfer or dispose of assets; merge with other companies; make certain investments; pay dividends or make distributions; engage in new or different lines of business; and engage in transactions with affiliates. The Credit Agreement also contains financial covenants requiring us to maintain a total net leverage ratio, and a minimum total of fee-earning assets under management. As of March 31, 2023, we were in compliance with the total net leverage ratio and minimum fee-earning assets under management covenants.

We can use available funding capacity under the Revolver to satisfy letters of credit in amounts up to $10.0 million. Amounts used to satisfy the letters of credit reduce the available capacity under the Revolver. As of March 31, 2023, we had outstanding letters of credit totaling $7.8 million.

In April 2023, we amended the Credit Agreement such that any request for borrowing of, continuation of, or conversion to a Eurocurrency Loan, as applicable, shall be deemed to be a request for borrowing of, continuation of, or conversion to, as applicable, a loan bearing interest at the adjusted term Secured Overnight Financing Rate ("SOFR"). All Eurocurrency Loans outstanding as of March 31, 2023 shall continue to bear interest at the adjusted LIBOR Rate (as defined in the Credit Agreement) and remain outstanding as Eurocurrency Loans until the expiration of the current interest period (as defined in the Credit Agreement).

Equity Transactions

In June 2022, we issued 257,776 shares of Class A common stock to certain limited partners of the Partnership in exchange for 257,776 Class B units. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to us.

In September 2022, we issued 175,000 shares of Class A common stock to certain limited partners of the Partnership in exchange for 175,000 Class B units. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to us.

In December 2022, we issued 296,756 shares of Class A common stock to certain limited partners of the Partnership in exchange for 296,756 Class B units. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to us. On the same date, we also issued 414,739 shares of Class A common stock to certain limited partners of the Partnership in exchange for 414,739 Class C units.

Future Sources and Uses of Liquidity

In the future, we may issue additional equity or debt with the objective of increasing our available capital. We believe that we will be able to continue to meet our current and long-term liquidity and capital requirements through our cash flows from operating activities, existing cash and cash equivalents, and our ability to obtain future financing.

Dividend and Distribution Policy

On May 24, 2023, we announced a quarterly cash dividend of $0.20 per share of Class A common stock and a supplemental cash dividend of $0.25 per share of Class A common stock, both payable on June 30, 2023 to holders of record as of the close of business on June 15, 2023. The quarterly cash dividend and supplemental cash dividend relate to earnings in respect of our fourth fiscal quarter and full fiscal year 2023, respectively. The declaration of this supplemental dividend does not guarantee that we will declare supplemental dividends in the future and our board of directors may, in its discretion, decrease the level of dividends or discontinue the payment of dividends entirely. See "Risk Factors—Risks Related to Our Organizational Structure—We currently pay dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law."

The following table presents information regarding quarterly cash dividends on Class A common shares for the periods indicated:

Quarterly Fiscal Period[1]	Dividend Payment Date	Dividend Per Share of Class A Common Stock
First quarter		N/A
Second quarter		N/A
Third quarter		N/A
Fourth quarter	March 12, 2021	$ 0.07
Total dividends paid in FY2021		$ 0.07
First quarter	July 15, 2021	$ 0.07
Second quarter	September 15, 2021	0.07
Third quarter	December 15, 2021	0.15
Fourth quarter	March 15, 2022	0.15
Total dividends paid in FY2022		$ 0.44
First quarter	June 30, 2022	$ 0.20
Second quarter	September 15, 2022	0.20
Third quarter	December 15, 2022	0.20
Fourth quarter	March 15, 2023	0.20
Total dividends paid in FY2023		$ 0.80

_____

(1)   Prior to the Company's IPO on September 16, 2020, it was a wholly-owned subsidiary of the Partnership, had a single class of common stock and did not pay dividends. As such, there is no quarterly dividend information reported for the quarter ended September 30, 2020 or any periods prior. Dividends paid, as reported in this table, relate to the preceding quarterly period in which they were earned.

We may pay additional dividends to holders of our Class A common stock in the future. The declaration and payment by us of any future dividends to Class A stockholders is at the sole discretion of our board of directors. Subject to funds being legally available, we will cause the Partnership to make pro rata distributions to its limited partners, including us, in amounts sufficient to make payment of applicable income and other taxes, to make payments under the Tax Receivable Agreements, and to make payment for corporate and other general expenses. Because our board of directors may determine to pay or not pay dividends to our Class A stockholders, our Class A stockholders may not necessarily receive dividend distributions relating to our excess distributions, even if the Partnership makes excess distributions to us.

Tax Receivable Agreements

We have entered into an Exchanges Tax Receivable Agreement with the Class B limited partners and Class C limited partners, and a Reorganization Tax Receivable Agreement with certain pre-IPO institutional investors (collectively, the "Tax Receivable Agreements"). The Tax Receivable Agreements provide for payment by SSG to these partners and pre-IPO institutional investors of the Partnership of 85% of the amount of the net cash tax savings, if any, that SSG realizes (or, under certain circumstances, is deemed to realize) as a result of increases in tax basis (and utilization of certain other tax benefits) resulting from (i) SSG's acquisition of such partner's and institutional investor's Partnership units and (ii) in the case of the Exchanges Tax Receivable Agreement, any payments SSG makes under the Exchanges Tax Receivable Agreement (including tax benefits related to imputed interest). SSG will retain the benefit of the remaining 15% of these net cash tax savings under both Tax Receivable Agreements.

Capital Requirements of Regulated Entities

We are required to maintain minimum net capital balances for regulatory purposes in the United States and certain non-U.S. jurisdictions in which we do business. These net capital requirements are met by retaining cash and cash equivalents in those jurisdictions. As a result, we may be restricted in our ability to transfer cash between different operating entities and jurisdictions. As of March 31, 2023, we were required to maintain approximately $15.8 million in net capital at these subsidiaries and were in compliance with all regulatory minimum net capital requirements.

Contractual Obligations and Commitments

In the ordinary course of business, we enter into contractual arrangements that require future cash payments.

The following table sets forth information regarding our anticipated future cash payments under our contractual obligations as of March 31, 2023:

	Total	Less than 1 year	Years 1-3	Years 3-5	Thereafter
Operating lease obligations[1]	$ 164,918	$ 12,337	$ 29,241	$ 26,836	$ 96,504
Contingent earn-out payments[2]	36,745	105	36,640	—	—
Debt obligations[3]	100,000	—	—	100,000	—
Interest on debt obligations[4]	23,841	6,863	13,725	3,253	—
Capital commitments[5]	84,334	84,334	—	—	—
Capital commitments in legacy Greenspring funds[6]	50,558	50,558	—	—	—
Total	$ 460,396	$ 154,197	$ 79,606	$ 130,089	$ 96,504

(1)   We lease office space and certain office equipment under agreements that expire periodically through 2039. The table only includes guaranteed minimum lease payments under these agreements, including leases signed but not yet commenced at the period end, and does not project other lease-related payments.

(2)   In September 2021, we completed the acquisition of 100% of Greenspring. The transaction agreement provides for the payment of an earn-out of up to $75 million that is payable in 2025 subject to the achievement of certain management fee revenue targets for calendar year 2024. Future cash payments represent the fair values as of March 31, 2023. See note 6 to our consolidated financial statements included elsewhere in this annual report for more information on contingent consideration liabilities.

(3)   Debt obligations presented in the table relate to the Revolver, which has a maturity date of September 20, 2026. The balance outstanding under the Revolver as of March 31, 2023 has been presented as an obligation payable in the years

3-5 column as there are no scheduled or required principal payments on the Revolver until the maturity date on September 20, 2026.

(4)   Interest on debt obligations consists of projected future interest payments for amounts drawn on the Revolver using interest rates in effect as of March 31, 2023, which has been calculated assuming no additional principal payments will be made and the outstanding balance will be held until its final maturity date. These projected interest payments may differ in the future based on the balance outstanding on the Revolver, as well as changes in market interest rates.

(5)   Capital commitments represent our obligations to provide general partner capital funding to the StepStone Funds. These amounts are generally due on demand, and accordingly, have been presented as obligations payable in the less than 1 year column. Capital commitments are expected to be called over a period of several years.

(6)   In connection with the Greenspring acquisition, we, indirectly through our subsidiaries, became the sole and/or managing member of certain entities, each of which is the general partner of an investment fund ("legacy Greenspring general partner entities"). We did not acquire any direct economic interests attributable to the legacy Greenspring general partner entities, including legacy Greenspring investments in funds and carried interest allocations. We determined that the legacy Greenspring general partner entities are VIEs and that we are the primary beneficiary of each such entity because we have a controlling financial interest in each entity. As a result, we consolidate these entities. Capital commitments in legacy Greenspring funds represent our obligations to provide general partner capital funding in legacy Greenspring funds for which we do not hold any direct economic interests. These amounts are generally due on demand, and accordingly, have been presented as obligations payable in the less than 1 year column. Capital commitments are expected to be called over a period of several years.

The payments that we are required to make under the Tax Receivable Agreements are expected to be substantial and are not reflected in the contractual obligations table set forth above as they are dependent upon future taxable income.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that would expose us to any liability or require us to fund losses or guarantee target returns to clients in our funds that are not reflected in our consolidated financial statements. See notes 4 and 16, respectively, to our consolidated financial statements included in Part II, Item 8 of this annual report for information on variable interest entities and commitments and contingencies.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with GAAP. In applying many of these accounting principles, we need to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses in our consolidated financial statements. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates and judgments, however, are both subjective and subject to change, and actual amounts may differ from our assumptions and estimates. If actual amounts are ultimately different from our estimates, the revisions are included in our results of operations for the period in which the actual amounts become known. We believe the following critical accounting policies could potentially produce materially different results if we were to change underlying assumptions, estimates or judgments. See note 2 to our consolidated financial statements included in Part II, Item 8 of this annual report for a summary of our significant accounting policies.

Consolidation

We consolidate all entities that we control through a majority voting interest or as the primary beneficiary of a variable interest entity ("VIE"). We use, and expect to continue to use, a combination of our equity ownership, governance rights and other contractual arrangements to control operations of these entities. However, these arrangements may not be as effective in providing us with control over these operations as would wholly owning these entities. See note 4 to our consolidated financial statements included in Part II, Item 8 of this annual report for information on variable interest entities.

Under the VIE model, we are required to perform an analysis as to whether we have a variable interest in an entity and whether the entity is a VIE. In evaluating whether we hold a variable interest, we review all of our financial relationships to determine whether we are exposed to the risks and rewards created and distributed by an entity. We hold variable interests in certain operating subsidiaries not wholly-owned by us and in the StepStone Funds in which we serve as the general partner or managing member. We also assess whether the fees received from the StepStone Funds as a decision maker or in exchange for services (including management fees, incentive fees and carried interest allocations) are customary and commensurate with the level of effort required to provide the services. We consider all economic interests, including indirect interests, to determine if a fee is considered a variable interest. We determined our fee arrangements with the StepStone Funds are not considered to be variable interests.

If we have a variable interest in an entity, we further assess whether the entity is a VIE and, if so, whether we are the primary beneficiary. Entities that do not qualify as VIEs are assessed for consolidation under the voting interest model. The assessment of whether an entity is a VIE requires an evaluation of qualitative factors and, where applicable, quantitative factors. These judgments include: (a) determining whether the entity has sufficient equity at risk, (b) evaluating whether the equity holders, as a group, lack the ability to make decisions that significantly affect the economic performance of the entity and (c) determining whether the entity is structured with disproportionate voting rights in relation to their equity interests.

For entities that are determined to be VIEs, we are required to consolidate those entities where we have concluded that we are the primary beneficiary. The primary beneficiary is defined as the variable interest holder with (a) the power to direct the activities of a VIE that most significantly affect the entity's economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. In evaluating whether we are the primary beneficiary, we evaluate our economic interests in the entity held either directly or indirectly by us. At each reporting date, we determine whether any reconsideration events have occurred that require us to revisit the primary beneficiary analysis, and we will consolidate or deconsolidate accordingly.

We provide investment advisory services to the StepStone Funds, which have third-party investors. Certain StepStone Funds are VIEs because they have not granted the third-party investors substantive rights to terminate or remove the general partner or participating rights. We do not consolidate most of the StepStone Funds that are VIEs because we are not the primary beneficiary of those funds, primarily because our fee arrangements are considered customary and commensurate and thus not deemed to be variable interests, and we do not hold any other interests in those funds that are considered more than insignificant. We consolidate certain of our operating subsidiaries that are VIEs because we are the primary beneficiary.

The Consolidated Funds comprise certain entities that constitute client investment funds that we manage or control and have been consolidated in the accompanying consolidated financial statements. Including the results of the Consolidated Funds increases the reported amounts of the assets, liabilities, expenses and cash flows in the accompanying consolidated financial statements, and amounts related to economic interests held by third-party investors are reflected as redeemable non-controlling interests in Consolidated Funds. The revenues earned by us as investment manager of the Consolidated Funds are eliminated in consolidation and generally have no direct effect on the net income attributable to SSG or to Stockholders' Equity.

Revenues

We recognize revenue in accordance with ASC 606. Revenue is recognized in a manner that depicts the transfer of promised goods or services to customers and for an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. The application of ASC 606 requires us to identify our contract(s) with a customer, identify the performance obligations in a contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, variable consideration is included only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. We have elected to apply the variable consideration allocation exception for our fee arrangements with our customers.

Management and Advisory Fees, Net

We recognize management and advisory fee revenues when control of the promised services is transferred to customers, in an amount that reflects the consideration that we expect to receive in exchange for those services. For asset management services and the arrangement of administrative services, we satisfy these performance obligations over time because the customer simultaneously receives and consumes the benefits of the services as they are performed. Advisory fees from contracts where we do not have discretion over investment decisions are generally based on fixed amounts and typically billed quarterly. Management fees are reflected net of certain professional and administrative services and distribution and servicing fees paid to third parties for which we are acting as an agent.

Performance Fees

We earn two types of performance fee revenues: incentive fees and carried interest allocations, as described below.

Incentive fees are generally calculated as a percentage of the profits (up to 15%) earned in respect of certain accounts, including certain permanent capital vehicles, for which we are the investment adviser, subject to the achievement of minimum return levels or performance benchmarks. Incentive fees are a form of variable consideration and represent contractual fee arrangements in our contracts with our customers. Incentive fees are typically subject to reversal until the end of a defined performance period, as these fees are affected by changes in the fair value of the assets under management or advisement over such performance period. Moreover, incentive fees that are received prior to the end of the defined performance period are typically subject to clawback, net of tax.

We recognize incentive fee revenue only when these amounts are realized and no longer subject to significant risk of reversal, which is typically at the end of a defined performance period and/or upon expiration of the associated clawback period (i.e., crystallization). However, clawback terms for incentive fees received prior to crystallization only require the return of amounts on a net of tax basis. Accordingly, the tax-related portion of incentive fees received in advance of crystallization is not subject to clawback and is therefore recognized as revenue immediately upon receipt. Incentive fees received in advance of crystallization that remain subject to clawback are recorded as deferred incentive fee revenue and included in accounts payable, accrued expenses and other liabilities in the consolidated balance sheets.

Carried interest allocations include the allocation of performance-based fees, commonly referred to as carried interest, to us from unaffiliated limited partners in the StepStone Funds in which we hold an equity interest. We are entitled to a carried interest allocation (typically 5% to 15%) based on cumulative fund or account performance to date, irrespective of whether such amounts have been realized. These carried interest allocations are subject to the achievement of minimum return levels (typically 5% to 10%), in accordance with the terms set forth in each respective fund's governing documents. We account for our investment balances in the StepStone Funds, including carried interest allocations, under the equity method of accounting because it is presumed to have significant influence as the general partner or managing member. Accordingly, carried interest allocations are not deemed to be within the scope of ASC 606.

Legacy Greenspring carried interest allocations include the allocation of carried interest to legacy Greenspring general partner entities from limited partners in certain legacy Greenspring funds in which the legacy Greenspring general partner entities hold an equity interest. The legacy Greenspring general partner entities are entitled to a carried interest allocation (typically 5% to 20%) based on cumulative fund or account performance to date, irrespective of whether such amounts have been realized. We account for the investment balances in the legacy Greenspring funds, including carried interest allocations, under the equity method of accounting because it is presumed to have significant influence as the general partner or managing member. Accordingly, legacy Greenspring carried interest allocations are not deemed to be within the scope of ASC 606. We do not hold any direct economic interests in the legacy Greenspring general partner entities and thus are not entitled to any carried interest allocation from the legacy funds. All of the carried interest allocations in respect of the legacy Greenspring funds are payable to employees who are considered affiliates to us and are therefore reflected as legacy Greenspring performance fee-related compensation in the consolidated statements of income.

We recognize revenue attributable to carried interest allocations from a fund based on the amount that would be due to us pursuant to the fund's governing documents, assuming the fund was liquidated based on the current fair value of its underlying investments as of that date. Accordingly, the amount recognized as carried interest allocation revenue reflects our share of the gains and losses of the associated fund's underlying investments measured at their then-fair values, relative to the fair values as of the end of the prior period. We record the amount of carried interest allocated to us as of each period end as accrued carried interest allocations receivable, which is included as a component of investments in the consolidated balance sheets. Our determination of fair value for investments in the underlying funds includes various valuation techniques. These techniques may include a market approach, recent transaction price, net asset value approach, or discounted cash flows, and may use one or more significant unobservable inputs such as EBITDA, revenue multiples, discount rates, weighted-average cost of capital, exit multiples, or terminal growth rates.

Carried interest is generally realized when an underlying investment is profitably disposed of and the fund's cumulative returns are in excess of the specific hurdle rates, as defined in the applicable governing documents. Carried interest is generally subject to reversal to the extent that the amount received to date exceeds the amount due to us based on cumulative results. As such, a liability is accrued for potential clawback obligations if amounts previously distributed to us would require repayment to a fund if such fund were to be liquidated based on the current fair value of their underlying investments as of the reporting date. Actual repayment obligations generally do not become realized until the end of a fund's life.

Fair Value Measurements

GAAP establishes a hierarchical disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace – including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and therefore a lesser degree of judgment is used in measuring their fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of their fair values, as follows:

- Level I – Pricing inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the measurement date.

- Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date, and fair value is determined through the use of models or other valuation methodologies. The types of financial instruments classified in this category include less liquid securities traded in active markets and securities traded in other than active markets.

- Level III – Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the financial instrument.

The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors including, for example, the type of instrument, whether the instrument has recently been issued, whether the instrument is traded on an active exchange or in the secondary market, and current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for financial instruments categorized in Level III. The variability and availability of the observable inputs affected by the factors described above may result in transfers between Levels I, II, and III.

We consider our cash, cash equivalents, restricted cash, fees and accounts receivable, accounts payable, investments, revolving credit facility, contingent consideration and liability classified award balances to be financial instruments. The carrying amounts of cash, cash equivalents, restricted cash, fees and accounts receivable and accounts payable equal or approximate their fair values due to their nature and/or the relatively short period over which they are held. See note 6 to our consolidated financial statements for additional details regarding the fair value of our contingent consideration and liability classified award balances and note 9 for additional details regarding the fair value of our revolving credit facility balance.

Equity-Based Compensation

We account for grants of equity-based awards, including RSUs, to certain employees and directors at fair value as of the grant date. We recognize non-cash compensation expense attributable to these grants on a straight-line basis over the requisite service period, which is generally the vesting period. Expense related to grants of equity-based awards is recognized as equity-based compensation expense in the consolidated statements of income. The fair value of RSUs is determined by the closing stock price on the grant date. Forfeitures of equity-based awards are recognized as they occur. Awards classified as liabilities are remeasured at the end of each reporting period until settlement. See note 10 to our consolidated financial statements for additional information regarding our accounting for equity-based awards.

Performance Fee-Related Compensation

A portion of the carried interest allocation revenue and incentive fees we earn is awarded to employees and other carry participants in the form of award letters ("carry awards") as a form of long-term incentive compensation. Performance fee-related compensation is generally tied to the investment performance of the StepStone Funds. Approximately 50% of carried interest allocation revenue is awarded to employees and other participants as part of our long-term incentive compensation plan, fostering alignment of interest with our clients and investors, and retaining key investment professionals. Carry awards to employees and other participants are accounted for as a component of compensation and benefits expense in conjunction with our recognition of the related realized and unrealized carried interest allocation revenue and, until paid, is recorded as accrued carried interest-related compensation in the consolidated balance sheets. Performance fee-related compensation also includes the portion of carried interest-related compensation expense attributable to equity holders of our consolidated subsidiaries that are not 100% owned by us. Upon a reversal of carried interest allocation revenue, the related compensation expense, if any, is also reversed. Liabilities recognized for carried interest-related compensation amounts due to affiliates are not paid until the related carried interest allocation revenue is realized. Incentive fee-related compensation is accrued as performance fee-related compensation expense when it is probable and estimable that payment will be made. The incentive fee-related compensation accrual is based on a number of factors, including the cumulative activity for the period and the distribution of the net proceeds in accordance with the applicable governing agreement.

Income Taxes

SSG is a corporation for U.S. federal income tax purposes and therefore is subject to U.S. federal and state income taxes on its share of taxable income generated by the Partnership. The Partnership is treated as a pass-through entity for U.S. federal and state income tax purposes. As such, income generated by the Partnership flows through to its limited partners, including SSG, and is generally not subject to U.S. federal or state income tax at the Partnership level. The Partnership's non-U.S. subsidiaries generally operate as corporate entities in non-U.S. jurisdictions, with certain of these entities subject to non-U.S. income taxes. Additionally, certain subsidiaries are subject to local jurisdiction taxes at the entity level, which are reflected within income tax expense in the consolidated statements of income. As a result, the Partnership does not record U.S. federal and state income taxes on income in the Partnership or its subsidiaries, except for certain local and foreign income taxes discussed above.

Taxes are accounted for using the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases, using tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period when the change is enacted. Deferred tax liabilities are included within accounts payable, accrued expenses and other liabilities in the consolidated balance sheets. The principal items giving rise to temporary differences are certain basis differences resulting from exchanges of Partnership units. See Tax Receivable Agreements below.

Deferred tax assets are reduced by a valuation allowance when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent on the amount, timing and character of our future taxable income. When evaluating the realizability of deferred tax assets, all evidence – both positive and negative – is considered. This evidence includes, but is not limited to, expectations regarding future earnings, future reversals of existing temporary tax differences and tax planning strategies.

We are subject to the provisions of ASC Subtopic 740-10, *Accounting for Uncertainty in Income Taxes*. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the financial statements as more-likely-than-not to be sustained by the relevant taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. If upon performance of an assessment pursuant to this subtopic, management determines that uncertainties in tax positions exist that do not meet the minimum threshold for recognition of the related tax benefit, a liability is recorded in the consolidated financial statements. We recognize interest and penalties, if any, related to unrecognized tax benefits as interest expense and general, administrative and other expenses, respectively, in the consolidated statements of income. See note 11 to our consolidated financial statements for more information.

The Company has elected to account for global intangible low-taxed income ("GILTI") earned by foreign subsidiaries in the period the tax is incurred.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties under GAAP. We review our tax positions quarterly and adjust our tax balances as new information becomes available.

Tax Receivable Agreements

The Tax Receivable Agreements provide for payment by SSG to the Class B limited partners, Class C limited partners and pre-IPO institutional investors of the Partnership of 85% of the amount of the net cash tax savings, if any, that SSG realizes (or, under certain circumstances, is deemed to realize) as a result of increases in tax basis (and utilization of certain other tax benefits) resulting from (i) SSG's acquisition of such partners' and institutional investors' Partnership units and (ii) in the case of the Exchanges Tax Receivable Agreement, any payments SSG makes under the Exchanges Tax Receivable Agreement (including tax benefits related to imputed interest). SSG will retain the benefit of the remaining 15% of these net cash tax savings under both Tax Receivable Agreements. In connection with the Greenspring acquisition, the sellers receiving Class C units of the Partnership became parties to the Exchanges Tax Receivable Agreement. See notes 14 and 15 to our consolidated financial statements for more information.

Recent Accounting Developments

Information regarding recent accounting developments and their effects to us can be found in note 2 to our consolidated financial statements included in Part II, Item 8 of this annual report.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

In the normal course of business, we are exposed to a broad range of risks inherent in the financial markets in which we participate, including price risk, interest-rate risk, access to and cost of financing risk, liquidity risk, counterparty risk and foreign exchange-rate risk. Potentially negative effects of these risks may be mitigated to a certain extent by those aspects of our investment approach, investment strategies, fundraising practices or other business activities that are designed to benefit, either in relative or absolute terms, from periods of economic weakness, tighter credit markets or financial market dislocations.

Market Risk

Our predominant exposure to market risk is related to our role as general partner or investment manager for our focused commingled funds and SMAs and the sensitivities to movements in the fair value of their investments, which may adversely affect our performance fee revenues and investment income.

Our management fee and advisory fee revenue is only marginally affected by changes in investment values because our management fees are generally based on commitments or net invested capital and our advisory fees are fixed. As of March 31, 2023 and 2022 , NAV-based management fees represented approximately 7% and 3%, respectively, of total net management and advisory fees. We estimate that a 10% decline in market values of the investments held in our funds as of March 31, 2023 and 2022 would result in an approximate decrease to annual management fees of $3.4 million and $1.5 million, respectively.

The fair value of the financial assets and liabilities of our focused commingled funds and SMAs may fluctuate in response to changes in the fair value of a fund's underlying investments, foreign currency exchange rates, commodity prices and interest rates. The effect of these risks is as follows:

- Incentive fees from our funds are not materially affected by changes in the fair value of unrealized investments because they are based on realized gains and subject to achievement of performance criteria rather than on the fair value of the fund's assets prior to realization. As of March 31, 2023 and 2022, we had $18.1 million and $14.2 million, respectively, of deferred incentive fee revenue recorded in accounts payable, accrued expenses and other liabilities in the consolidated balance sheets.

- We earn carried interest allocation revenue from certain of the StepStone Funds based on cumulative fund performance to date, subject to specified performance criteria. Our carried interest allocation is affected by changes in market factors. However, the degree of impact will vary depending on several factors, including but not limited to (i) the performance criteria for each individual fund in relation to how that fund's results of operations are affected by changes in market factors; (ii) whether such performance criteria are annual or over the life of the fund; (iii) to the extent applicable, the previous performance of each fund in relation to its performance criteria; and (iv) whether each funds' performance related distributions are subject to contingent repayment. As a result, the impact of changes in market factors on carried interest allocation revenue will vary widely from fund to fund. An overall decrease of 10% in the general equity markets would not necessarily drive the same impact on our funds' valuations, as many of our investments in our funds are illiquid and do not trade on any exchange. Additionally, as a large percentage of our carried interest allocation revenues are paid to employees as carried interest-related compensation, the overall net impact to our income would be mitigated by lower compensation payments. As of March 31, 2023 and 2022, the maximum amount of carried interest allocations (excluding legacy Greenspring carried interest allocations) subject to contingent repayment, net of tax, was an estimated $264.1 million and $204.8 million, respectively, assuming the fair value of all investments was zero, a possibility that we view as remote. The primary driver for the change in the contingent repayment between periods is due to additional carried interest allocation realizations in fiscal 2023 that are potentially subject to clawback.

- Investment income changes in relation to realized and unrealized gains and losses of the underlying investments in our funds in which we have a general partner commitment. Based on investments (excluding legacy Greenspring investments in funds and investments of Consolidated Funds) held as of March 31, 2023 and 2022, we estimate that a 10% decline in fair value of the investments in funds and investments, at fair value, of Consolidated Funds would result in a decrease in investment income of $11.5 million and $10.7 million, respectively.

Exchange Rate Risk

Our business is affected by movements in the exchange rate between the U.S. dollar and non-U.S. dollar currencies in respect of revenues and expenses of our foreign offices that are denominated in non-U.S. dollar currencies and cash and other balances we hold in non-functional currencies. The amount of revenues and expenses attributable to our foreign offices is not material in relation to our U.S. offices. Therefore, changes in exchange rates are not expected to materially affect our consolidated financial statements.

Certain of our focused commingled funds and SMAs hold investments denominated in non-U.S. dollar currencies that may be affected by movements in the exchange rate between the U.S. dollar and foreign currencies, which could affect investment performance. The currency exposure related to investments in foreign currency assets is limited to our general partner interest, which is typically no more than 1% of total capital commitments. Changes in exchange rates are not expected to materially affect our consolidated financial statements.

Interest Rate Risk

As of March 31, 2023 and 2022, we had $100.0 million and $65.0 million, respectively, in borrowings outstanding under our Revolver. The Revolver accrues interest at a variable rate. As of March 31, 2023 and 2022, we estimate that interest expense would increase by $1.0 million and $0.7 million, respectively, on an annualized basis as a result of a 100 basis point increase in interest rates. Based on the $103.5 million and $117.4 million of cash, cash equivalents and restricted cash (excluding Consolidated Funds) as of March 31, 2023 and 2022, respectively, we estimate that interest income would increase by $1.0 million and $1.2 million, respectively, on an annualized basis as a result of a 100 basis point increase in interest rates.

Credit Risk

We are party to agreements providing for various financial services and transactions that contain an element of risk in the event that the counterparties are unable to meet the terms of such agreements. In such agreements, we depend on the respective counterparty to make payment or otherwise perform. We generally endeavor to minimize our risk of exposure by limiting the counterparties with which we enter into financial transactions to reputable financial institutions. In other circumstances, availability of financing from financial institutions may be uncertain due to market events, and we may not be able to access these financing markets.

Item 8. Financial Statements and Supplementary Data.

Index to Consolidated Financial Statements	Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 42)	123
Consolidated Balance Sheets as of March 31, 2023 and 2022	127
Consolidated Statements of Income (Loss) for the Years Ended March 31, 2023, 2022 and 2021	129
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended March 31, 2023, 2022 and 2021	130
Consolidated Statements of Stockholders' Equity for the Years Ended March 31, 2023, 2022 and 2021	131
Consolidated Statements of Cash Flows for the Years Ended March 31, 2023, 2022 and 2021	133
Notes to Consolidated Financial Statements	135

<center>**Report of Independent Registered Public Accounting Firm**</center>

To the Stockholders and Board of Directors of StepStone Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of StepStone Group Inc. (the Company) as of March 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 26, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of underlying investments of equity method investments

Description of the Matter	The Company has investments in funds of $115.2 million and accrued carried interest allocations of $1,227.2 million as of March 31, 2023. As discussed in Notes 2 and 5 to the consolidated financial statements, a significant input to the measurement of the Company's investments in funds and accrued carried interest allocations is management's estimate of the fair value of the underlying investments held by the StepStone Funds, specifically co-investment funds which invest in portfolio companies that are valued using significant unobservable inputs.

Auditing management's determination of the fair value of the co-investment fund investments that are valued using significant unobservable inputs involved a high degree of auditor subjectivity because these investments exhibit higher estimation uncertainty. |
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's investment valuation process for the co-investment fund investments. This included management's review controls over the assessment of the valuation techniques and significant unobservable inputs used to estimate the fair value of the co-investment fund investments and management's review of the completeness and accuracy of the data used in these estimates.

Our audit procedures included, among others, evaluating, on a sample basis, the valuation techniques and significant unobservable inputs used by the Company in valuing the co-investment fund investments and testing, on a sample basis, the mathematical accuracy of the related valuation models.

For example, for a sample of co-investment fund investments, we performed procedures to evaluate the significant unobservable inputs such as the selected earnings before interest, taxes, depreciation and amortization multiples or revenue multiples that were derived from comparable companies. These procedures included assessing management's determination of the comparable companies, and, where applicable, comparing the selected multiples to market observed transactions of such companies.

We searched for and evaluated information that corroborated or contradicted the significant unobservable inputs. We also evaluated subsequent events and transactions and considered whether they corroborated or contradicted the year-end valuations. In addition, we involved more senior, more experienced audit team members to perform audit procedures. |

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2009.

Los Angeles, CA

May 26, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of StepStone Group Inc.

Opinion on Internal Control over Financial Reporting

We have audited StepStone Group Inc.'s internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, StepStone Group Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2023, and the related notes and our report dated May 26, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Los Angeles, CA

May 26, 2023

StepStone Group Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

		As of March 31,		
		2023		**2022**
Assets				
Cash and cash equivalents	$	102,565	$	116,386
Restricted cash		955		1,063
Fees and accounts receivable		44,450		34,141
Due from affiliates		54,322		19,369
Investments:				
Investments in funds		115,187		107,045
Accrued carried interest allocations		1,227,173		1,480,515
Legacy Greenspring investments in funds and accrued carried interest allocations[1]		770,652		1,334,581
Deferred income tax assets		44,358		27,866
Lease right-of-use assets, net		101,130		61,065
Other assets and receivables		44,060		27,426
Intangibles, net		354,645		398,126
Goodwill		580,542		580,542
Assets of Consolidated Funds:				
Cash and cash equivalents		25,997		—
Investments, at fair value		30,595		—
Other assets		772		—
Total assets	$	3,497,403	$	4,188,125
Liabilities and stockholders' equity				
Accounts payable, accrued expenses and other liabilities	$	89,396	$	80,541
Accrued compensation and benefits		66,614		46,397
Accrued carried interest-related compensation		644,517		763,557
Legacy Greenspring accrued carried interest-related compensation[1]		617,994		1,140,101
Due to affiliates		205,424		199,355
Lease liabilities		121,224		70,965
Debt obligations		98,351		62,879
Liabilities of Consolidated Funds:				
Other liabilities		566		—
Total liabilities		1,844,086		2,363,795
Commitments and contingencies (Note 16)				
Redeemable non-controlling interests in Consolidated Funds		24,530		—
Stockholders' equity:				
Class A common stock, $0.001 par value, 650,000,000 authorized; 62,834,791 and 61,141,306 issued and outstanding as of March 31, 2023 and 2022, respectively		63		61
Class B common stock, $0.001 par value, 125,000,000 authorized; 46,420,141 and 47,149,673 issued and outstanding as of March 31, 2023 and 2022, respectively		46		48
Additional paid-in capital		610,567		587,243
Retained earnings		160,430		229,615
Accumulated other comprehensive income		461		658
Total StepStone Group Inc. stockholders' equity		771,567		817,625
Non-controlling interests in subsidiaries		36,380		32,063
Non-controlling interests in legacy Greenspring entities[1]		152,658		194,480
Non-controlling interests in the Partnership		668,182		780,162
Total stockholders' equity		1,628,787		1,824,330
Total liabilities and stockholders' equity	$	3,497,403	$	4,188,125

(1)   Reflects amounts attributable to consolidated VIEs for which the Company did not acquire any direct economic interests. See notes 5 and 15 for more information.

See accompanying notes to consolidated financial statements.

StepStone Group Inc.
Consolidated Balance Sheets
(in thousands)

The following presents the portion of the consolidated balances presented above attributable to consolidated variable interest entities.

	As of March 31,	
	2023	2022
Assets		
Cash and cash equivalents	$ 25,959	$ 19,386
Restricted cash	955	1,063
Fees and accounts receivable	39,996	29,060
Due from affiliates	14,061	5,252
Investments in funds	31,569	22,808
Legacy Greenspring investments in funds and accrued carried interest allocations	770,652	1,334,581
Deferred income tax assets	451	301
Lease right-of-use assets, net	15,084	17,206
Other assets and receivables	8,101	5,588
Assets of Consolidated Funds:		
Cash and cash equivalents	25,997	—
Investments, at fair value	30,595	—
Other assets	772	—
Total assets	$ 964,192	$ 1,435,245
Liabilities		
Accounts payable, accrued expenses and other liabilities	$ 13,444	$ 8,548
Accrued compensation and benefits	29,869	14,806
Legacy Greenspring accrued carried interest-related compensation	617,994	1,140,101
Due to affiliates	4,962	190
Lease liabilities	15,883	17,593
Liabilities of Consolidated Funds:		
Other liabilities	566	—
Total liabilities	$ 682,718	$ 1,181,238

See accompanying notes to consolidated financial statements.

StepStone Group Inc.
Consolidated Statements of Income (Loss)
(in thousands, except share and per share amounts)

		Year Ended March 31,	
	2023	2022	2021
Revenues			
Management and advisory fees, net	$ 497,179	$ 380,257	$ 285,462
Performance fees:			
Incentive fees	9,663	11,593	5,474
Carried interest allocations:			
Realized	131,089	200,718	62,953
Unrealized	(253,342)	585,851	433,827
Total carried interest allocations	(122,253)	786,569	496,780
Legacy Greenspring carried interest allocations[1]	(452,163)	187,106	—
Total revenues	(67,574)	1,365,525	787,716
Expenses			
Compensation and benefits:			
Cash-based compensation	252,180	197,482	157,123
Equity-based compensation	24,940	13,996	7,899
Performance fee-related compensation:			
Realized	79,846	91,208	30,532
Unrealized	(119,039)	312,903	215,508
Total performance fee-related compensation	(39,193)	404,111	246,040
Legacy Greenspring performance fee-related compensation[1]	(452,163)	187,106	—
Total compensation and benefits	(214,236)	802,695	411,062
General, administrative and other	147,159	110,468	48,485
Total expenses	(67,077)	913,163	459,547
Other income (expense)			
Investment income (loss)	(2,509)	26,160	16,407
Legacy Greenspring investment income (loss)[1]	(44,075)	32,586	—
Investment income of Consolidated Funds	9,315	—	—
Interest income	1,921	337	413
Interest expense	(4,189)	(1,113)	(7,360)
Other income (loss)	(1,420)	2,249	220
Total other income (expense)	(40,957)	60,219	9,680
Income (loss) before income tax	(41,454)	512,581	337,849
Income tax expense	3,821	28,300	23,256
Net income (loss)	(45,275)	484,281	314,593
Less: Net income attributable to non-controlling interests in subsidiaries	35,194	26,608	23,176
Less: Net income (loss) attributable to non-controlling interests in legacy Greenspring entities[1]	(44,075)	32,586	—
Less: Net income (loss) attributable to non-controlling interests in the Partnership	(19,772)	231,202	228,783
Less: Net income attributable to redeemable non-controlling interests in Consolidated Funds	1,776	—	—
Net income (loss) attributable to StepStone Group Inc.	$ (18,398)	$ 193,885	$ 62,634
Net income (loss) per share of Class A common stock:			
Basic	$ (0.30)	$ 3.89	$ 2.11
Diluted	$ (0.30)	$ 3.84	$ 2.06
Weighted-average shares of Class A common stock:			
Basic	61,884,671	49,833,760	29,657,805
Diluted	61,884,671	53,600,250	33,274,804
Dividends declared per share of Class A common stock	$ 0.80	$ 0.44	$ 0.07

(1)   Reflects amounts attributable to consolidated VIEs for which the Company did not acquire any direct economic interests. See notes 3, 5 and 15 for more information.

See accompanying notes to consolidated financial statements.

StepStone Group Inc.
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	Year Ended March 31,		
	2023	**2022**	**2021**
Net income (loss)	$ (45,275)	$ 484,281	$ 314,593
Other comprehensive income (loss):			
Foreign currency translation adjustment	(181)	329	1,619
Unrealized gain (loss) on defined benefit plan, net	(506)	1,365	(244)
Total other comprehensive income (loss)	(687)	1,694	1,375
Comprehensive income (loss) before non-controlling interests	(45,962)	485,975	315,968
Less: Comprehensive income attributable to non-controlling interests in subsidiaries	34,856	27,446	23,877
Less: Comprehensive income (loss) attributable to non-controlling interests in legacy Greenspring entities	(44,075)	32,586	—
Less: Comprehensive income (loss) attributable to non-controlling interests in the Partnership	(19,925)	231,609	229,339
Less: Comprehensive income attributable to redeemable non-controlling interests in Consolidated Funds	1,776	—	—
Comprehensive income (loss) attributable to StepStone Group Inc.	$ (18,594)	$ 194,334	$ 62,752

See accompanying notes to consolidated financial statements.

StepStone Group Inc.
Consolidated Statements of Stockholders' Equity
(in thousands)

	Partners' Capital	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Non-Controlling Interests in Subsidiaries	Non-Controlling Interests in the Partnership	Total Stockholders' Equity / Partners' Capital
Balance at March 31, 2020	$ 216,051	$ —	$ —	$ —	$ —	$ 178	$ 20,738	$ —	$ 236,967
Net income prior to Reorganization and IPO	45,265	—	—	—	—	—	12,428	—	57,693
Other comprehensive income prior to Reorganization and IPO	—	—	—	—	—	335	350	—	685
Contributed capital prior to Reorganization and IPO	27	—	—	—	—	—	—	—	27
Equity-based compensation prior to Reorganization and IPO	723	—	—	—	—	—	2	—	725
Sale of non-controlling interests prior to Reorganization and IPO	—	—	—	—	—	—	3,308	—	3,308
Purchase of non-controlling interests prior to Reorganization and IPO	—	—	—	—	—	—	(3,308)	—	(3,308)
Distributions prior to Reorganization and IPO	(50,424)	—	—	—	—	—	(13,161)	—	(63,585)
Equity reallocation between controlling and non-controlling interests prior to Reorganization and IPO	252	—	—	—	—	—	(252)	—	—
Effect of Reorganization and purchase of units in the Partnership	(211,894)	9	73	23,432	—	(513)	—	188,893	—
Issuance of Class A common stock sold in IPO, net of underwriting discounts	—	20	—	337,778	—	—	—	—	337,798
Purchase of partnership interests with IPO net proceeds	—	—	(7)	(127,979)	—	—	—	—	(127,986)
Net income subsequent to Reorganization and IPO	—	—	—	—	62,634	—	10,748	183,518	256,900
Other comprehensive income subsequent to Reorganization and IPO	—	—	—	—	—	118	351	221	690
Contributed capital subsequent to Reorganization and IPO	—	—	—	—	—	—	2,709	40	2,749
Equity-based compensation subsequent to Reorganization and IPO	—	—	—	2,239	—	—	12	4,923	7,174
Distributions subsequent to Reorganization and IPO	—	—	—	—	—	—	(8,040)	(26,051)	(34,091)
Dividends declared subsequent to Reorganization and IPO	—	—	—	—	(2,227)	—	—	—	(2,227)
Exchange of Class B units for Class A common stock and redemption of corresponding Class B common shares in connection with registered offering subsequent to Reorganization and IPO	—	9	(9)	(9)	—	—	—	—	(9)
Deferred offering costs	—	—	—	(3,611)	—	—	—	(7,610)	(11,221)
Equity reallocation between controlling and non-controlling interests subsequent to Reorganization and IPO	—	—	—	(40,503)	—	—	37	40,466	—
Deferred tax effect resulting from transactions affecting ownership in the Partnership, including net amounts payable under Tax Receivable Agreements	—	—	—	(2,596)	—	—	—	—	(2,596)
Balance at March 31, 2021	$ —	$ 38	$ 57	$ 188,751	$ 60,407	$ 155	$ 25,885	$ 384,400	$ 659,693

See accompanying notes to consolidated financial statements.

StepStone Group Inc.
Consolidated Statements of Stockholders' Equity
(in thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Non-Controlling Interests in Subsidiaries	Non-Controlling Interests in Legacy Greenspring Entities	Non-Controlling Interests in the Partnership	Total Stockholders' Equity
Balance at March 31, 2021	$ 38	$ 57	$ 188,751	$ 60,407	$ 155	$ 25,885	$ —	$ 384,400	$ 659,693
Net income	—	—	—	193,885	—	26,608	32,586	231,202	484,281
Other comprehensive income	—	—	—	—	449	838	—	407	1,694
Contributed capital	—	—	—	—	—	—	15,078	83	15,161
Equity-based compensation	—	—	6,686	—	—	12	—	7,298	13,996
Distributions	—	—	—	—	—	(20,692)	(11,326)	(86,778)	(118,796)
Purchase of non-controlling interests	—	—	(657)	—	—	(1,502)	—	(887)	(3,046)
Dividends declared	—	—	—	(24,677)	—	—	—	—	(24,677)
Vesting of RSUs	1	—	(1)	—	—	—	—	—	—
Class A common stock issued for Greenspring acquisition	13	—	267,842	—	—	—	—	290,743	558,598
Class C Partnership units issued for Greenspring acquisition	—	—	64,847	—	—	—	—	70,392	135,239
Exchange of Class B units for Class A common stock and redemption of corresponding Class B common shares	9	(9)	(9)	—	—	—	—	—	(9)
Initial consolidation of legacy Greenspring general partner entities	—	—	—	—	—	—	158,142	—	158,142
Deferred offering costs	—	—	(357)	—	—	—	—	(296)	(653)
Equity reallocation between controlling and non-controlling interests	—	—	115,434	—	54	914	—	(116,402)	—
Deferred tax effect resulting from transactions affecting ownership in the Partnership, including net amounts payable under Tax Receivable Agreements[1]	—	—	(55,293)	—	—	—	—	—	(55,293)
Balance at March 31, 2022	61	48	587,243	229,615	658	32,063	194,480	780,162	1,824,330
Net income (loss)	—	—	—	(18,398)	—	35,194	(44,075)	(19,772)	(47,051)
Other comprehensive loss	—	—	—	—	(196)	(338)	—	(153)	(687)
Contributed capital	—	—	—	—	—	142	13,387	37	13,566
Equity-based compensation	—	—	8,889	—	—	388	—	7,112	16,389
Distributions	—	—	—	—	—	(31,070)	(11,134)	(78,439)	(120,643)
Dividends declared	—	—	—	(50,787)	—	—	—	—	(50,787)
Vesting of RSUs, net of shares withheld for employee taxes	—	—	(1,524)	—	—	—	—	(1,219)	(2,743)
Exchange of Class B and Class C units for Class A common stock and redemption of corresponding Class B common shares	2	(2)	(1)	—	—	—	—	—	(1)
Equity reallocation between controlling and non-controlling interests	—	—	19,546	—	(1)	1	—	(19,546)	—
Deferred tax effect resulting from transactions affecting ownership in the Partnership, including net amounts payable under Tax Receivable Agreements[1]	—	—	(3,586)	—	—	—	—	—	(3,586)
Balance at March 31, 2023	$ 63	$ 46	$ 610,567	$ 160,430	$ 461	$ 36,380	$ 152,658	$ 668,182	$ 1,628,787

(1)   See notes 11, 14 and 15 for more information.

See accompanying notes to consolidated financial statements.

StepStone Group Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended March 31,		
	2023	**2022**	**2021**
Cash flows from operating activities			
Net income (loss)	$ (45,275)	$ 484,281	$ 314,593
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	47,443	26,977	5,495
Unrealized carried interest allocations and investment (income) loss	261,354	(603,513)	(444,893)
Unrealized legacy Greenspring carried interest allocations and investment (income) loss	577,484	(119,698)	—
Unrealized performance fee-related compensation	(119,039)	312,903	215,508
Unrealized legacy Greenspring performance fee-related compensation	(526,837)	94,944	—
Amortization of deferred financing costs	472	236	3,856
Equity-based compensation	24,940	13,996	7,899
Change in deferred income taxes	(12,692)	6,216	15,913
Fair value adjustment for acquisition-related contingent consideration	9,361	9,600	1,608
Gain on remeasurement of lease liabilities	(2,709)	—	—
Other non-cash activities	40	(3,034)	70
Adjustments to reconcile net income (loss) to net cash provided by operating activities of Consolidated Funds:			
Unrealized investment income of Consolidated Funds	(9,312)	—	—
Purchases of investments of Consolidated Funds	(21,287)	—	—
Proceeds from sale of investments of Consolidated Funds	4	—	—
Changes in operating assets and liabilities:			
Fees and accounts receivable	(10,309)	(1,774)	(6,975)
Due from affiliates	(30,222)	(11,490)	2,216
Other assets and receivables	(3,212)	2,091	(69)
Accounts payable, accrued expenses and other liabilities	(1,216)	6,663	9,767
Accrued compensation and benefits	11,160	(1,445)	23,439
Due to affiliates	(765)	(2,259)	872
Lease right-of-use assets, net and lease liabilities	2,006	(413)	—
Changes in operating assets and liabilities of Consolidated Funds:			
Other assets and receivables	(772)	—	—
Other liabilities and payables	566	—	—
Net cash provided by operating activities	151,183	214,281	149,299
Cash flows from investing activities			
Contributions to investments	(21,637)	(24,571)	(14,047)
Distributions received from investments	5,280	9,510	4,132
Contributions to investments in legacy Greenspring entities	(13,387)	(15,078)	—
Distributions received from investments in legacy Greenspring entities	4,563	3,495	—
Cash paid for Greenspring acquisition, net of cash acquired	—	(181,529)	—
Purchases of property and equipment	(5,627)	(2,103)	(1,258)
Other investing activities	1	35	7
Net cash used in investing activities	(30,807)	(210,241)	(11,166)

See accompanying notes to consolidated financial statements.

StepStone Group Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended March 31,		
	2023	2022	2021
Cash flows from financing activities			
Sale of non-controlling interests	$ —	$ —	$ 3,308
Proceeds from capital contributions from non-controlling interests	179	83	2,776
Proceeds from IPO, net of underwriting discount	—	—	337,798
Proceeds from revolving credit facility	35,000	185,000	—
Deferred financing costs	—	(2,356)	—
Purchase of non-controlling interests	—	(3,046)	(131,294)
Payment of deferred offering costs	—	(1,732)	(10,142)
Principal payments on term loan	—	—	(147,000)
Payments on revolving credit facility	—	(120,000)	—
Distributions to non-controlling interests	(109,509)	(107,470)	(97,676)
Proceeds from capital contributions to legacy Greenspring entities	13,387	15,078	—
Distributions to non-controlling interests in legacy Greenspring entities	(11,134)	(11,326)	—
Dividends paid to common stockholders	(49,973)	(23,874)	(2,047)
Payments for employee taxes related to net settlement of RSUs	(2,743)	—	—
Payments to related parties under Tax Receivable Agreements	(5,981)	(787)	—
Other financing activities	(1)	(9)	(1,029)
Cash flows from financing activities of Consolidated Funds:			
Contributions from redeemable non-controlling interests in Consolidated Funds	22,754	—	—
Net cash used in financing activities	(108,021)	(70,439)	(45,306)
Effect of foreign currency exchange rate changes	(287)	(15)	1,097
Net increase (decrease) in cash, cash equivalents and restricted cash	12,068	(66,414)	93,924
Cash, cash equivalents and restricted cash at beginning of period	117,449	183,863	89,939
Cash, cash equivalents and restricted cash at end of period	$ 129,517	$ 117,449	$ 183,863
Supplemental disclosures:			
Interest paid	$ 3,551	$ 829	$ 3,491
Taxes paid	29,487	11,688	3,413
Non-cash operating, investing, and financing activities:			
Accrued dividends	$ 814	$ 803	$ 180
Deferred tax effect resulting from transactions affecting ownership in the Partnership, including net amounts payable under Tax Receivable Agreements	(3,586)	(55,293)	(2,596)
Accrued deferred offering costs	—	—	1,079
Establishment of lease liabilities in exchange for lease right-of-use assets	77,347	79,688	—
Remeasurement of lease liabilities	(18,166)	—	—
Class A common stock issued for Greenspring acquisition	—	558,598	—
Class C Partnership units issued for Greenspring acquisition	—	135,239	—
Reconciliation of cash, cash equivalents and restricted cash:			
Cash and cash equivalents	$ 102,565	$ 116,386	$ 179,886
Restricted cash	955	1,063	3,977
Cash and cash equivalents of Consolidated Funds	25,997	—	—
Total cash, cash equivalents and restricted cash	$ 129,517	$ 117,449	$ 183,863

See accompanying notes to consolidated financial statements.

1. Organization

StepStone Group Inc. ("SSG") was incorporated in the state of Delaware on November 20, 2019. The company was formed for the purpose of completing an initial public offering ("IPO") in order to conduct the business of StepStone Group LP (the "Partnership") as a publicly-traded entity. SSG is the sole managing member of StepStone Group Holdings LLC (the "General Partner"), the general partner of the Partnership. Unless otherwise specified, "StepStone" or the "Company" refers to SSG and its consolidated subsidiaries, including the Partnership, following the Reorganization and IPO, and to the Partnership and its consolidated subsidiaries prior to the Reorganization and IPO, throughout the remainder of these notes to the consolidated financial statements.

The Company is a global private markets investment firm focused on providing customized investment solutions and advisory, data and administrative services to its clients. The Company's clients include some of the world's largest public and private defined benefit and defined contribution pension funds, sovereign wealth funds and insurance companies, as well as prominent endowments, foundations, family offices and private wealth clients, including high-net-worth and mass affluent individuals. The Company partners with its clients to develop and build private markets portfolios designed to meet their specific objectives across the private equity, infrastructure, private debt and real estate asset classes. These portfolios utilize several types of synergistic investment strategies with third-party fund managers, including commitments to funds ("primaries"), acquiring stakes in existing funds on the secondary market ("secondaries") and investing directly into companies ("co-investments").

The Company, through its subsidiaries, acts as the investment advisor and general partner or managing member to separately managed accounts ("SMAs") and focused commingled funds, including acquired Greenspring funds (collectively, the "StepStone Funds").

Reorganization

In connection with the IPO, the Company completed certain transactions as part of a corporate reorganization (the "Reorganization"), which are described below:

- SSG amended and restated its certificate of incorporation to, among other things, provide for Class A common stock and Class B common stock.

- The Partnership amended its limited partnership agreement to, among other things, provide for Class A units and Class B units.

- The General Partner amended and restated its limited liability company agreement to, among other things, appoint SSG as the sole managing member of the General Partner.

- SSG redeemed its 100 shares of common stock outstanding.

- The Partnership effectuated a series of transactions such that certain blocker entities in which certain pre-IPO institutional investors that held partnership units in the Partnership merged with and into SSG, with SSG surviving. As a result of the mergers, the 100% owners of the blocker entities acquired 9,112,500 shares of newly issued Class A common stock of SSG.

- The Partnership classified the partnership units acquired by SSG as Class A units and reclassified the partnership units held by the continuing limited partners of the Partnership as Class B units.

- SSG issued to the remaining Class B unitholders one share of Class B common stock for each Class B unit that they owned in exchange for their interests in the General Partner.

(in thousands, except share and per share amounts and where noted)

- Certain of the Class B stockholders entered into a stockholders agreement pursuant to which they agreed to vote all their shares of voting stock, including Class A common stock and Class B common stock, together and in accordance with the instructions of the Class B Committee, which comprises certain members of senior management.

Initial Public Offering and Greenspring Acquisition

On September 18, 2020, SSG issued 20,125,000 shares of Class A common stock in the IPO at a price of $18.00 per share. The net proceeds from the offering totaled $337.8 million, net of underwriting discounts of $24.5 million and before offering costs of $9.7 million that were incurred by the Partnership. SSG used approximately $209.8 million of the net proceeds from the offering to acquire 12,500,000 newly issued Class A units of the Partnership and approximately $128.0 million to purchase 7,625,000 Class B units from certain of the Partnership's existing unitholders, including certain members of senior management.

In connection with the Greenspring acquisition (see note 15), the Company issued 12,686,756 shares of its Class A common stock and the Partnership issued 3,071,519 newly created Class C units of the Partnership, each of which is exchangeable into one share of Class A common stock, in each case subject to certain adjustments and restrictions (see note 14).

Following the Reorganization and IPO, SSG became a holding company whose principal asset is a controlling financial interest in the Partnership through its ownership of all of the Partnership's Class A units and 100% of the membership interests in the General Partner of the Partnership. SSG acts as the sole managing member of the General Partner of the Partnership and, as a result, indirectly operates and controls all of the Partnership's business and affairs. As a result, SSG consolidates the financial results of the Partnership and reports non-controlling interests related to the Class B and Class C units of the Partnership which are not owned by SSG. The assets and liabilities of the Partnership represent substantially all of SSG's consolidated assets and liabilities, with the exception of certain deferred income taxes and payables due to affiliates pursuant to tax receivable agreements (see note 11). Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to five votes. As of March 31, 2023, SSG held approximately 56.2% of the economic interest in the Partnership. As the Partnership's limited partners exchange their Class B and Class C units into SSG's Class A common stock in the future, SSG's economic interest in the Partnership will increase relative to that of the Class B and Class C unitholders.

The Reorganization was considered a transaction between entities under common control. As a result, the consolidated financial statements for periods prior to the Reorganization and IPO are the consolidated financial statements of the Partnership as the predecessor to SSG for accounting and reporting purposes.

Greenspring Acquisition

On September 20, 2021, the Company completed the acquisition of 100% of the equity of Greenspring Associates, Inc. and certain of its affiliates (collectively, "Greenspring"). The results of Greenspring's operations have been included in the condensed consolidated financial statements effective September 20, 2021. In connection with the Greenspring acquisition, the Company issued 12,686,756 shares of its Class A common stock and the Partnership issued 3,071,519 newly created Class C units of the Partnership, with each such unit exchangeable into one share of Class A common stock, subject to certain adjustments and restrictions. See notes 14 and 15 for more information.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The consolidated financial statements include the accounts of the Company, its wholly-owned or majority-owned subsidiaries and entities in which the Company is deemed to have a direct or indirect controlling financial interest based on either a variable interest model or voting interest model. All intercompany balances and transactions have been eliminated in consolidation.

Certain of the StepStone Funds are investment companies that follow specialized accounting under GAAP and reflect their investments at estimated fair value. Accordingly, the carrying value of the Company's equity method investments in such entities retains the specialized accounting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management's estimates and assumptions are based on historical experience and other factors, and these estimates and assumptions require management to exercise judgment in the process of applying the Company's accounting policies. Factors that may affect or influence management's estimates and assumptions could include expectations related to future events that management has deemed reasonable under the circumstances. Assumptions and estimates related to the valuation of investments, which directly affect carried interest allocations, carried interest related compensation, and the carrying amount of the Company's equity in affiliated companies, involve a higher degree of judgment and complexity, and these assumptions and estimates may significantly affect the consolidated financial statements. Actual results could differ from these estimates and those differences may be material.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current period presentation. Amounts relating to unpaid realized carried interest-related compensation that were previously reported within accrued carried interest-related compensation have been presented within accrued compensation and benefits in the consolidated balance sheets. In addition, payments to related parties under Tax Receivable Agreements has been presented separately within cash flows from financing activities in the consolidated statements of cash flows, and was previously included within due to affiliates within cash flows from operating activities.

Consolidation

The Company consolidates all entities that it controls through a majority voting interest or as the primary beneficiary of a variable interest entity ("VIE"). Under the VIE model, management first assesses whether the Company has a variable interest in an entity. In evaluating whether the Company holds a variable interest, fees received as a decision maker or in exchange for services (including management fees, incentive fees and carried interest allocations) that are customary and commensurate with the level of services provided, and where the Company does not hold other economic interests in the entity that would absorb more than an insignificant amount of the expected losses or returns of the entity, are not considered variable interests. If the Company has a variable interest in an entity, management further assesses whether that entity is a VIE, and if so, whether the Company is the primary beneficiary under the VIE model. Entities that do not qualify as VIEs are assessed for consolidation under the voting interest model. The consolidation analysis can generally be performed qualitatively; however, in certain situations a quantitative analysis may also be performed. Investments and redemptions (either by the Company, affiliates of the Company or third parties) or amendments to the governing documents of the respective StepStone Funds that are VIEs could affect the entity's status as a VIE or the determination of the primary beneficiary.

Under the VIE model, an entity is deemed to be the primary beneficiary of a VIE if it holds a controlling financial interest. A controlling financial interest is defined as (a) the power to direct the activities of a VIE that most significantly affect the entity's economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. Management determines whether the Company is the primary beneficiary of a VIE at the time it becomes involved with a VIE and reconsiders that conclusion at each reporting date. When assessing whether the Company is the primary beneficiary of a VIE, management evaluates whether the Company's involvement, through holding interests directly or indirectly in an entity or contractually through other variable interests, would give the Company a controlling financial interest. This analysis includes an evaluation of the Company's control rights, as well as the economic interests that the Company holds in the VIE, including indirectly through related parties.

The Company provides investment advisory services to the StepStone Funds, which have third-party clients. These funds are investment companies and are typically organized as limited partnerships or limited liability companies for which the Company, through its operating subsidiaries, acts as the general partner or managing member. A limited partnership or similar entity is a VIE if the unaffiliated limited partners or members do not have substantive rights to terminate or liquidate the fund or remove the general partner or substantive rights to participate. Certain StepStone Funds are VIEs because they have not granted unaffiliated limited partners or members substantive rights to terminate the fund or remove the general partner or substantive rights to participate. The Company does not consolidate these StepStone Funds because it is not the primary beneficiary of those funds, primarily because it does not hold an interest in those funds that is considered more than insignificant and its fee arrangements are considered customary and commensurate.

The Company has determined that certain of its operating subsidiaries, StepStone Group Real Assets LP ("SRA"), StepStone Group Real Estate LP ("SRE"), Swiss Capital Alternative Investments AG ("Swiss Capital"), and StepStone Group Private Wealth LLC ("SPW") and certain StepStone Funds are VIEs, and that the Company is the primary beneficiary of each entity because it has a controlling financial interest in each entity; accordingly, the Company consolidates these entities. The assets and liabilities of the consolidated VIEs are presented gross in the consolidated balance sheets. The assets of the consolidated VIEs may only be used to settle obligations of the consolidated VIEs. See note 4 for more information on both consolidated and unconsolidated VIEs.

In connection with the Greenspring acquisition, the Company, indirectly through its subsidiaries, became the sole and/or managing member of certain entities, each of which is the general partner of an investment fund ("legacy Greenspring general partner entities"). The Company did not acquire any direct economic interests attributable to the legacy Greenspring general partner entities, including legacy Greenspring investments in funds and carried interest allocations. However, certain arrangements negotiated as part of the acquisition represent variable interests that could be significant. The Company determined that the legacy Greenspring general partner entities are VIEs and it is the primary beneficiary of each such entity because it has a controlling financial interest in each entity. As a result, the Company consolidates these entities.

The Company and its subsidiaries manages or controls certain entities that constitute client investment funds that have been consolidated in the accompanying consolidated financial statements ("Consolidated Funds"). Including the results of the Consolidated Funds increases the reported amounts of the assets, liabilities, expenses and cash flows in the accompanying consolidated financial statements, and amounts related to economic interests held by third-party investors are reflected as redeemable non-controlling interests in Consolidated Funds. The revenues earned by the Company as investment manager of the Consolidated Funds are eliminated in consolidation and generally have no direct effect on the net income attributable to SSG or to Stockholders' Equity.

Non-Controlling Interests

Non-controlling interests ("NCI") reflect the portion of income or loss and the corresponding equity attributable to third-party equity holders and employees in certain consolidated subsidiaries that are not 100% owned by the Company. Non-controlling interests are presented as separate components of stockholders' equity on the Company's consolidated balance sheets to clearly distinguish between the Company's interests and the economic interests of third parties and employees in those entities. Net income (loss) attributable to SSG, as reported in the consolidated statements of income, is presented net of the portion of net income (loss) attributable to holders of non-controlling interests. See note 14 for more information on ownership interests in the Company.

Non-controlling interests in subsidiaries represent the economic interests in SRA, SRE, and Swiss Capital (the variable interest entities included in the Company's consolidated financial statements) held by third parties and employees in those entities. Non-controlling interests in subsidiaries are allocated a share of income or loss in the respective consolidated subsidiary in proportion to their relative ownership interests, after consideration of contractual arrangements that govern allocations of income or loss.

Non-controlling interests in legacy Greenspring entities represent the economic interests in the legacy Greenspring general partner entities. The Company did not acquire any direct economic interests in the legacy Greenspring general partner entities. As a result, all of the net income or loss related to the legacy Greenspring general partner entities is allocated to non-controlling interests in legacy Greenspring entities.

Non-controlling interests in the Partnership represent the economic interests related to the Class B and Class C units of the Partnership which are not owned by SSG. Non-controlling interests in the Partnership are allocated a share of income or loss in the Partnership in proportion to their relative ownership interests, after consideration of contractual arrangements that govern allocations of income or loss.

Redeemable non-controlling interests in Consolidated Funds represent the economic interests in the Consolidated Funds which are not held by SSG, but are held by the client investors in the funds. These interests are presented as redeemable non-controlling interests in Consolidated Funds within the consolidated balance sheets, outside of permanent capital as the investors in these funds generally have the right to withdraw their capital, subject to the terms of the respective contractual agreements. Redeemable non-controlling interests in Consolidated Funds are allocated a share of income or loss in the respective fund in proportion to their relative ownership interests, after consideration of contractual arrangements that govern allocations of income or loss.

(in thousands, except share and per share amounts and where noted)

Accounting for Differing Fiscal Periods

The StepStone Funds primarily have a fiscal year end as of December 31. The Company accounts for its investments in the StepStone Funds on a three-month lag due to the timing of receipt of financial information from the investments held by the StepStone Funds. The StepStone Funds primarily invest in private markets funds that generally require at least 90 days following the calendar year end to provide audited financial statements. As a result, the Company uses the December 31 audited financial statements of the StepStone Funds, which reflect the underlying private markets funds as of December 31 to record its investments (including any carried interest allocated by those investments) for its fiscal year-end consolidated financial statements as of March 31. The Company further adjusts the reported carrying values of its investments in the StepStone Funds for its share of capital contributions to and distributions from the StepStone Funds during the three-month lag period.

The Company does not account for management and advisory fees or incentive fees on a three-month lag.

To the extent that management becomes aware of any material events that affect the StepStone Funds during the three-month lag period, the effect of the events would be disclosed in the notes to the consolidated financial statements.

Current Events

In 2022, financial markets experienced increased volatility amid rising interest rates, slowing economic growth, persistently high inflation and the ongoing Russia-Ukraine conflict. Central banks around the world pursued monetary policy tightening in an effort to bring down inflation to target rates, stoking recession fears. In the first quarter of 2023, signs of slowing inflation coupled with a strong labor market contributed to a rebound in financial markets despite the banking system volatility as recession fears receded in anticipation that interest rates may not rise as much as previously expected.

The Company is continuing to closely monitor developments related to COVID-19, inflation, rising interest rates, the ongoing Russia-Ukraine conflict and the banking crisis, and assess the impact on financial markets and the Company's business. The Company's results and the overall industry results have been and may continue to be adversely affected by slowdowns in fundraising activity and the pace of capital deployment, which have resulted in, and may continue to result in, delayed or decreased management fees. Further, fund managers have been unable or less able to profitably exit existing investments, such conditions have resulted in, and may continue to result in, delayed or decreased performance fee revenues. It is currently not possible to predict the ultimate effects of these events on the financial markets, overall economy and the Company's consolidated financial statements.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include cash held in banks, money market funds and highly-liquid investments with original maturities of three months or less at the time of purchase.

Restricted cash consists of cash that the Company is contractually obligated to maintain to secure its letters of credit used primarily related to its office facilities and other obligations.

Fees and Accounts Receivable

Fees and accounts receivable represent contractual amounts due to the Company for management, advisory and incentive fees, net of allowances as applicable. The Company considers fees and accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established as of March 31, 2023 and 2022. If any accounts or portion thereof are deemed uncollectible, such amounts are expensed when that determination is made.

Due from Affiliates

Due from affiliates primarily relates to fees and accounts receivable from the StepStone Funds, advances made on behalf of the StepStone Funds for the payment of certain organization and operating costs and expenses for which the Company is subsequently reimbursed, amounts due from employees and loans due from affiliated entities. See note 13 for further disclosure of related party transactions.

Fair Value Measurements

GAAP establishes a hierarchical disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace – including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and therefore a lesser degree of judgment is used in measuring their fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of their fair values, as follows:

- Level I – Pricing inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the measurement date.

- Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date, and fair value is determined through the use of models or other valuation methodologies. The types of financial instruments classified in this category include less liquid securities traded in active markets and securities traded in other than active markets.

- Level III – Pricing inputs are unobservable for the financial instruments and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the financial instrument.

The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors including, for example, the type of instrument, whether the instrument has recently been issued, whether the instrument is traded on an active exchange or in the secondary market, and current market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for financial instruments categorized in Level III. The variability and availability of the observable inputs affected by the factors described above may result in transfers between Levels I, II, and III.

The Company considers its cash, cash equivalents, restricted cash, fees and accounts receivable, accounts payable, investments, revolving credit facility and contingent consideration obligation balances to be financial instruments. The carrying amounts of cash, cash equivalents, restricted cash, fees and accounts receivable and accounts payable equal or approximate their fair values due to their nature and/or the relatively short period over which they are held. See note 6 for additional details regarding the fair value of the Company's contingent consideration obligations balance and note 9 for additional details regarding the fair value of the Company's revolving credit facility balance.

Investments

Investments primarily include the Company's ownership interests in the StepStone Funds, as general partner or managing member of such funds. The Company accounts for all investments in which it has or is otherwise presumed to have significant influence, but not control, including the StepStone Funds, using the equity method of accounting. The carrying value of these equity method investments is determined based on amounts invested by the Company, adjusted for the Company's share in the earnings or losses of each investee, after consideration of contractual arrangements that govern allocations of income or loss (including carried interest allocations), less distributions received. Investments include the Company's cumulative accrued carried interest allocations from the StepStone Funds, which primarily represent performance-based capital allocations, assuming the StepStone Funds were liquidated as of each reporting date in accordance with the funds' governing documents. Legacy Greenspring investments in funds and accrued carried interest allocations represent the economic interests held by the legacy Greenspring general partner entities in certain funds for which the Company does not have any direct economic interests. All of the economics in respect of such interests are payable to employees and are therefore reflected as non-controlling interests in legacy Greenspring entities and legacy Greenspring performance fee-related compensation. The Company evaluates its equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amounts of such investments may not be recoverable.

Management's determination of fair value for investments in the underlying funds includes various valuation techniques. These techniques may include a market approach, recent transaction price, net asset value approach, or discounted cash flows, and may use one or more significant unobservable inputs such as EBITDA, revenue multiples, discount rates, weighted average cost of capital, exit multiples, or terminal growth rates.

Investments of Consolidated Funds

The Company's Consolidated Funds are investment companies under GAAP and reflect their investments at estimated fair value. The Company has retained the specialized investment company accounting for the Consolidated Funds under GAAP. Investments of the Consolidated Funds are recorded at fair value and the unrealized appreciation (depreciation) in fair value is recognized in the consolidated statements of income. In addition, the Consolidated Funds do not consolidate their majority-owned and controlled investments in underlying portfolio companies.

(in thousands, except share and per share amounts and where noted)

Leases

The Company determines whether an arrangement contains a lease at inception of the arrangement. A lease is a contract that provides the right to control an identified asset for a period of time in exchange for consideration. For identified leases, the Company determines the classification as either an operating or finance lease. The Company's identified leases primarily consist of operating lease agreements for office space and certain equipment, as the lessee. Operating leases are included in lease right-of-use-assets, net and lease liabilities in the consolidated balance sheets. Certain leases include lease and non-lease components, which the Company accounts for as a single lease component. Lease right-of-use ("ROU") assets and lease liabilities are measured based on the present value of future minimum lease payments over the lease term at the commencement date. Lease ROU assets include initial direct costs incurred by the Company and are presented net of deferred rent and lease incentives. The Company uses its incremental borrowing rate in determining the present value of future minimum lease payments. The Company's lease terms may include options to extend or terminate the lease, which are included in the measurement of ROU assets and lease liabilities when it is reasonably certain that the Company will exercise those options.

Operating lease expense associated with minimum lease payments is recognized on a straight-line basis over the lease term in general, administrative and other expenses in the consolidated statements of income. Minimum lease payments for leases with an initial term of 12 months or less are not recorded in the consolidated balance sheets. See note 16 for more information.

Property and Equipment

Property and equipment primarily consist of leasehold improvements, furniture, equipment, computer hardware and software and are stated at cost, less accumulated depreciation and amortization, with the net carrying amount included in other assets and receivables in the consolidated balance sheets. Property and equipment are depreciated over their estimated useful lives using the straight-line method, and the corresponding depreciation expense is included in general, administrative and other expenses in the consolidated statements of income. Property and equipment are depreciated over a period of five to seven years. Leasehold improvements are amortized over the shorter of their useful lives or remaining lease terms.

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The Company did not recognize any impairment charges related to property and equipment during each of the fiscal years ended March 31, 2023, 2022 and 2021.

Foreign Currency

The Company consolidates certain entities that have a non-U.S. dollar functional currency. Non-U.S. dollar denominated assets and liabilities are translated using the exchange rates prevailing at the end of each reporting period and income and expenses are translated using the weighted-average exchange rate for each reporting period. Cumulative translation adjustments arising from the translation of non-U.S. dollar denominated entities are included in other comprehensive income (loss) within the consolidated financial statements until realized. Gains and losses resulting from foreign-currency transactions denominated in a currency other than an entity's functional currency are reported in other income (loss) in the consolidated statements of income. These transaction gains and (losses) totaled $(1.6) million, $(1.1) million and $0.6 million for the years ended March 31, 2023, 2022 and 2021, respectively.

(in thousands, except share and per share amounts and where noted)

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting, under which the purchase price of an acquisition is allocated to the assets acquired and liabilities assumed based on their fair values, as determined by management at the acquisition date. Contingent consideration obligations that are elements of consideration transferred are recognized at the acquisition date as part of the fair value transferred in exchange for the acquired business. Contingent consideration arrangements are revalued to fair value each reporting period. Examples of critical estimates in valuing certain of the intangible assets acquired include, but are not limited to, future expected cash inflows and outflows, future fundraising assumptions, expected useful life, discount rates and income tax rates. Acquisition-related costs incurred in connection with a business combination are expensed as incurred and are included in general, administrative and other expenses in the consolidated statements of income.

Intangibles and Goodwill

The Company's finite-lived intangible assets consist of acquired contractual rights to earn future management and advisory fee income and client relationships. Finite-lived intangible assets are amortized over their estimated useful lives, which range from 8 to 10 years. The Company did not have any intangible assets that were deemed to have an indefinite life as of March 31, 2023.

Finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. There were no impairment charges related to the Company's finite-lived intangible assets during the years ended March 31, 2023, 2022 and 2021.

Goodwill represents the excess amount of consideration transferred in a business combination above the fair value of the identifiable net assets. Goodwill is assessed for impairment at least annually using a qualitative and, if necessary, a quantitative approach. The Company performs its annual goodwill impairment test as of January 1, or more frequently, if events and circumstances indicate that an impairment may exist. Goodwill is tested for impairment at the reporting unit level. The initial assessment for impairment under the qualitative approach is to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than the carrying amount, a quantitative assessment is performed to measure the amount of impairment loss, if any. The quantitative assessment includes comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized equal to the lesser of (a) the difference between the carrying amount of the reporting unit and its fair value and (b) the total carrying amount of the reporting unit's goodwill. The Company performed annual goodwill impairment assessments as of January 1, 2023 and 2022 and determined that there was no impairment of goodwill as of either date.

Revenues

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606 ("ASC 606"), *Revenue from Contracts with Customers*. Revenue is recognized in a manner that depicts the transfer of promised goods or services to customers and for an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The application of ASC 606 requires an entity to identify its contract(s) with a customer, identify the performance obligations in a contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, variable consideration is included only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company has elected to apply the variable consideration allocation exception for its fee arrangements with its customers.

Management and Advisory Fees, Net

The Company earns management fees for services provided to its SMAs and focused commingled funds. The Company earns advisory fees for services provided to advisory clients where the Company does not have discretion over investment decisions. The Company considers its performance obligations in its customer contracts from which it earns management and advisory fees to be one or more of the following, based on the services promised: asset management services, advisory services and/or the arrangement of administrative services.

The Company recognizes revenues from asset management services and advisory services when control of the promised services is transferred to customers, in an amount that reflects the consideration that the Company expects to receive in exchange for those services. SMAs are generally contractual arrangements involving an investment management agreement between the Company and a single client, and are typically structured as a partnership or limited liability company for which a subsidiary of SSG serves as the general partner or managing member. Focused commingled funds are structured as limited partnerships or limited liability companies with multiple clients, for which a subsidiary of the Company serves as the general partner or managing member. The Company determined that the individual client or single limited partner or member is the customer with respect to SMAs and advisory clients, while the investment fund is generally considered to be the customer for arrangements with focused commingled funds.

When asset management services and the arrangement of administrative services are the performance obligations promised in a contract, the Company satisfies these performance obligations over time because the customer simultaneously receives and consumes the benefits of the services as they are performed. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised services to the customer. Management fees earned from these contracts where the Company has discretion over investment decisions are generally calculated based on a percentage of unaffiliated committed capital or net invested capital, and these amounts are typically billed quarterly. For certain investment funds, management fees are initially based on committed capital during the investment period and on net invested capital through the remainder of the fund's term. In addition, the management fee rate charged may also be reduced for certain investment funds depending on the contractual arrangement. The management fee basis is subject to factors outside of the Company's control. Therefore, estimates of future period management fees are not included in the transaction price because those estimates would be considered constrained. Advisory fees from contracts where the Company does not have discretion over investment decisions are generally based on fixed amounts and typically billed quarterly.

Management fees generally exclude reimbursements for expenses paid by the Company on behalf of its customers, including amounts related to certain professional fees and other fund administrative expenses pursuant to the fund's governing documents. For professional and administrative services that the Company arranges to be performed by third parties on behalf of investment funds, management has concluded that the nature of its promise is to arrange for the services to be provided and, accordingly, the Company does not control the services provided by the third parties before they are transferred to the customer. Therefore, the Company is acting as an agent, and the reimbursements for these professional fees paid on behalf of the investment funds are generally presented on a net basis.

The Company and certain investment funds that it manages have distribution and service agreements with third-party financial institutions, whereby the Company pays a portion of the fees it receives to such institutions for ongoing distribution and servicing of customer accounts. Management has concluded that the Company does not act as principal for the third-party services, as the Company does not control the services provided by the third parties before they are transferred to the customer. Therefore, the Company is acting as an agent, and the management fees are recorded net of these service fees.

The Company may incur certain costs in connection with satisfying its performance obligations for investment management services – primarily employee travel costs and certain professional fees – for which it receives reimbursements from its customers. For reimbursable employee travel costs and certain professional fees, the Company concluded it controls the services provided by its employees and other parties and, therefore, is acting as principal. Accordingly, the Company records the reimbursement for these costs incurred on a gross basis – that is, as revenue in management and advisory fees, net and expense in general, administrative and other expenses in the consolidated statements of income. For reimbursable costs incurred in connection with satisfying its performance obligations for administration services, the Company concluded it does not control the services provided by its employees and other parties and, therefore, is acting as agent. Accordingly, the Company records the reimbursement for these costs incurred on a net basis.

Performance Fees

The Company earns two types of performance fee revenues: incentive fees and carried interest allocations, as described below.

Incentive fees are generally calculated as a percentage of the profits (up to 15%) earned in respect of certain accounts, including certain permanent capital vehicles, for which the Company is the investment adviser, subject to the achievement of minimum return levels or performance benchmarks. Incentive fees are a form of variable consideration and represent contractual fee arrangements in the Company's contracts with its customers. Incentive fees are typically subject to reversal until the end of a defined performance period, as these fees are affected by changes in the fair value of the assets under management or advisement over such performance period. Moreover, incentive fees that are received prior to the end of the defined performance period are typically subject to clawback, net of tax.

The Company recognizes incentive fee revenue only when these amounts are realized and no longer subject to significant risk of reversal, which is typically at the end of a defined performance period and/or upon expiration of the associated clawback period (i.e., crystallization). However, clawback terms for incentive fees received prior to crystallization only require the return of amounts on a net of tax basis. Accordingly, the tax-related portion of incentive fees received in advance of crystallization is not subject to clawback and is therefore recognized as revenue immediately upon receipt. Incentive fees received in advance of crystallization that remain subject to clawback are recorded as deferred incentive fee revenue and included in accounts payable, accrued expenses and other liabilities in the consolidated balance sheets.

Carried interest allocations include the allocation of performance-based fees, commonly referred to as carried interest, to the Company from unaffiliated limited partners in the StepStone Funds in which the Company holds an equity interest. The Company is entitled to a carried interest allocation (typically 5% to 15%) based on cumulative fund or account performance to date, irrespective of whether such amounts have been realized. These carried interest allocations are subject to the achievement of minimum return levels (typically 5% to 10%) in accordance with the terms set forth in each respective fund's governing documents. The Company accounts for its investment balances in the StepStone Funds, including carried interest allocations, under the equity method of accounting because it is presumed to have significant influence as the general partner or managing member. Accordingly, carried interest allocations are not deemed to be within the scope of ASC 606.

Legacy Greenspring carried interest allocations reflect the allocation of carried interest to legacy Greenspring general partner entities from limited partners in certain legacy Greenspring funds in which the legacy Greenspring general partner entities hold an equity interest. The legacy Greenspring general partner entities are entitled to a carried interest allocation (typically 5% to 20%) based on cumulative fund or account performance to date, irrespective of whether such amounts have been realized. The Company accounts for the investment balances in the legacy Greenspring funds, including carried interest allocations, under the equity method of accounting because it is presumed to have significant influence as the general partner or managing member. Accordingly, legacy Greenspring carried interest allocations are not deemed to be within the scope of ASC 606. The Company does not hold any direct economic interests in the legacy Greenspring general partner entities and thus is not entitled to any carried interest allocation from the legacy funds. All of the carried interest allocations in respect of the legacy Greenspring funds are payable to employees who are considered affiliates of the Company and are therefore reflected as legacy Greenspring performance fee-related compensation in the consolidated statements of income.

The Company recognizes revenue attributable to carried interest allocations from a fund based on the amount that would be due to the Company pursuant to the fund's governing documents, assuming the fund was liquidated based on the current fair value of its underlying investments as of that date. Accordingly, the amount recognized as carried interest allocation revenue reflects the Company's share of the gains and losses of the associated fund's underlying investments measured at their then-fair values, relative to the fair values as of the end of the prior period. The Company records the amount of carried interest allocated to the Company as of each period end as accrued carried interest allocations receivable, which is included as a component of investments in the consolidated balance sheets. Management's determination of fair value for investments in the underlying funds includes various valuation techniques. These techniques may include a market approach, recent transaction price, net asset value approach, or discounted cash flows, and may use one or more significant unobservable inputs such as EBITDA, revenue multiples, discount rates, weighted average cost of capital, exit multiples, or terminal growth rates.

Carried interest is realized when an underlying investment is profitably disposed of and the fund's cumulative returns are in excess of the specific hurdle rates, as defined in the applicable governing documents. Carried interest is subject to reversal to the extent that the amount received to date exceeds the amount due to the Company based on cumulative results. As such, a liability is accrued for potential clawback obligations if amounts previously distributed to the Company would require repayment to a fund if such fund were to be liquidated based on the current fair value of their underlying investments as of the reporting date. Actual repayment obligations generally do not become realized until the end of a fund's life. As of March 31, 2023 and 2022, no material amounts for potential clawback obligations had been accrued.

Compensation and Benefits

Cash-based compensation expense primarily includes salaries, bonuses, employee benefits and employer-related payroll taxes. Bonuses are accrued over the service period in which they are earned.

Equity-based compensation represents grants of equity-based awards or arrangements to certain employees and directors. The Company accounts for grants of equity-based awards, including restricted stock units ("RSUs"), to certain employees and directors at fair value as of the grant date. The Company recognizes non-cash compensation expense attributable to these grants on a straight-line basis over the requisite service period, which is generally the vesting period. Expense related to grants of equity-based awards is recognized as equity-based compensation expense in the consolidated statements of income. The fair value of RSUs is determined by the closing stock price on the grant date. Forfeitures of equity-based awards are recognized as they occur. Awards classified as liabilities are remeasured at the end of each reporting period until settlement. See note 10 for additional information regarding the Company's accounting for equity-based awards.

Performance fee-related compensation represents the portion of carried interest allocation revenue and incentive fees that have been awarded to employees as a form of long-term incentive compensation. Performance fee-related compensation is generally tied to the investment performance of the StepStone Funds. Approximately 50% of carried interest allocation revenue is awarded to employees as part of the Company's long-term incentive compensation plan. Carried interest-related compensation is accounted for as compensation expense in conjunction with the related carried interest allocation revenue and, until paid, is recorded as a component of accrued carried interest-related compensation in the consolidated balance sheets. Carried interest-related compensation expense also includes the portion of net carried interest allocation revenue attributable to equity holders of the Company's consolidated subsidiaries that are not 100% owned. Amounts presented as realized indicate the amounts paid or payable to employees based on the receipt of carried interest allocation revenue from realized investment activity. Carried interest-related compensation expense may be subject to reversal to the extent that the related carried interest allocation revenue is reversed. Carried interest-related compensation paid to employees may be subject to clawback on an after-tax basis under certain scenarios. To date, no material amounts of realized carried interest-related compensation have been reversed. Incentive fee-related compensation is accrued as compensation expense when it is probable and estimable that payment will be made in accordance with the applicable governing agreement.

Legacy Greenspring performance fee-related compensation represents the legacy Greenspring carried interest allocations, which is entirely payable to certain employees. Legacy Greenspring carried interest-related compensation is accounted for as compensation expense in conjunction with the related legacy Greenspring carried interest allocation revenue and, until paid, is recorded as a component of legacy Greenspring accrued carried interest-related compensation in the consolidated balance sheets. Legacy Greenspring carried interest-related compensation expense may be subject to reversal to the extent that the related legacy Greenspring carried interest allocation revenue is reversed. However, none of the legacy Greenspring carried interest allocation revenue is attributable to the Company.

General, Administrative and Other

General, administrative and other includes occupancy, travel and related costs, insurance, legal and other professional fees, depreciation, amortization of intangible assets, system-related costs, and other general costs associated with operating the Company's business.

Other Income (Expense)

Investment income (loss) primarily represents the share of earnings (losses) from the investments the Company makes in its SMAs and focused commingled funds. The Company, either directly or through its subsidiaries, generally has a general partner interest in the StepStone Funds, which invest in primary funds, secondary funds and co-investment funds, or a combination thereof. Investment income will increase or decrease based on the earnings of the StepStone Funds, which are primarily driven by net realized and unrealized gains (losses) on the underlying investments held by the funds. The Company's co-investment funds invest in underlying portfolio companies and therefore their valuation changes from period to period are more influenced by individual companies than the Company's primary and secondary funds, which have exposures across multiple portfolio companies in underlying private markets funds. The Company's SMAs and focused commingled funds invest across various industries, strategies and geographies. Consequently, the Company's general partner investments do not include any significant concentrations in a specific sector or geography outside the United States. Investment income excludes carried interest allocations, which are presented as revenues as described above.

Legacy Greenspring investment income (loss) represents the share of earnings (losses) from the investments the Company makes in certain legacy Greenspring funds through the legacy Greenspring general partner entities. The Company has no direct economic interests in the legacy Greenspring general partner entities. As a result, all such income is reflected as non-controlling interests in legacy Greenspring entities. Legacy Greenspring investment income will increase or decrease based on the earnings of such legacy Greenspring funds, which are primarily driven by net realized and unrealized gains (losses) on the underlying investments held by the funds.

Interest income consists of income earned on cash, cash equivalents, restricted cash and certificates of deposit. Beginning in the quarter ended December 31, 2022, interest income includes amounts associated with the Consolidated Funds.

Interest expense primarily consists of the interest expense on the Revolver and the Company's previously outstanding term loan, as well as the related amortization of deferred financing costs and amortization of original issue discount. The year ended March 31, 2021 includes a $3.5 million charge related to the write-off of unamortized debt issuance costs and discount in connection with the full repayment of the Company's outstanding term loan in connection with the IPO in September 2020.

Other income (loss) includes foreign currency transaction gains and losses and non-operating activities. Beginning in the quarter ended December 31, 2022, other income (loss) includes amounts associated with the Consolidated Funds.

Income Taxes

SSG is a corporation for U.S. federal income tax purposes and therefore is subject to U.S. federal and state income taxes on its share of taxable income generated by the Partnership. The Partnership is treated as a pass-through entity for U.S. federal and state income tax purposes. As such, income generated by the Partnership flows through to its limited partners, including SSG, and is generally not subject to U.S. federal or state income tax at the Partnership level. The Partnership's non-U.S. subsidiaries generally operate as corporate entities in non-U.S. jurisdictions, with certain of these entities subject to non-U.S. income taxes. Additionally, certain subsidiaries are subject to local jurisdiction taxes at the entity level, which are reflected within income tax expense in the consolidated statements of income. As a result, the Partnership does not record U.S. federal and state income taxes on income in the Partnership or its subsidiaries, except for certain local and foreign income taxes discussed above.

Taxes are accounted for using the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases, using tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period when the change is enacted. Deferred tax liabilities are included within accounts payable, accrued expenses and other liabilities in the consolidated balance sheets. The principal items giving rise to temporary differences are certain basis differences resulting from exchanges of Partnership units. See Tax Receivable Agreements below.

Deferred tax assets are reduced by a valuation allowance when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent on the amount, timing and character of the Company's future taxable income. When evaluating the realizability of deferred tax assets, all evidence – both positive and negative – is considered. This evidence includes, but is not limited to, expectations regarding future earnings, future reversals of existing temporary tax differences and tax planning strategies.

(in thousands, except share and per share amounts and where noted)

The Company is subject to the provisions of ASC Subtopic 740-10, *Accounting for Uncertainty in Income Taxes*. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the financial statements as more-likely-than-not to be sustained by the relevant taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized. If upon performance of an assessment pursuant to this subtopic, management determines that uncertainties in tax positions exist that do not meet the minimum threshold for recognition of the related tax benefit, a liability is recorded in the consolidated financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as interest expense and general, administrative and other expenses, respectively, in the consolidated statements of income. See note 11 for more information.

The Company has elected to account for global intangible low-taxed income ("GILTI") earned by foreign subsidiaries in the period the tax is incurred.

Tax Receivable Agreements

SSG has entered into an Exchanges Tax Receivable Agreement (the "Exchanges Tax Receivable Agreement") with the partners of the Partnership as of the date of the IPO and a Reorganization Tax Receivable Agreement with certain pre-IPO institutional investors (together, with the Exchanges Tax Receivable Agreement, the "Tax Receivable Agreements"). The Tax Receivable Agreements provide for payment by SSG to such partners and pre-IPO institutional investors of the Partnership of 85% of the amount of the net cash tax savings, if any, that SSG realizes (or, under certain circumstances, is deemed to realize) as a result of increases in tax basis (and utilization of certain other tax benefits) resulting from (i) SSG's acquisition of such partners' and institutional investors' Partnership units and (ii) in the case of the Exchanges Tax Receivable Agreement, any payments SSG makes under the Exchanges Tax Receivable Agreement (including tax benefits related to imputed interest). SSG will retain the benefit of the remaining 15% of these net cash tax savings under both Tax Receivable Agreements. In connection with the Greenspring acquisition, the sellers receiving Class C units of the Partnership became parties to the Exchanges Tax Receivable Agreement. See notes 14 and 15 for more information.

Accumulated Other Comprehensive Income

The Company's accumulated other comprehensive income consists of foreign currency translation adjustments and unrealized gains and losses on the defined benefit plan sponsored by one of its subsidiaries. The components of accumulated other comprehensive income were as follows:

	As of March 31,	
	2023	2022
Foreign currency translation adjustments	$ 280	$ 331
Unrealized gain on defined benefit plan, net	181	327
Accumulated other comprehensive income	$ 461	$ 658

Segments

The Company operates as one business, a fully-integrated private markets solution provider. The Company's chief operating decision maker, who is the Company's chief executive officer, utilizes a consolidated approach to assess the performance of and allocate resources to the business. Accordingly, management has concluded that the Company consists of a single operating segment and single reportable segment for accounting and financial reporting purposes.

(in thousands, except share and per share amounts and where noted)

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk or other risks consist principally of cash, cash equivalents, restricted cash, investments and fees receivable. The majority of the Company's cash, cash equivalents and restricted cash is held in large, high credit quality financial institutions. Substantially all cash amounts on deposit with these large financial institutions exceeded federally insured limits at March 31, 2023 and 2022. The Company actively monitors its banking relationships and periodically performs an assessment of the financial condition and the reputations of these financial institutions. Based on these results, management believes that the Company's exposure to credit risk is remote. The concentration of credit risk related to fees receivable is generally reduced by the relatively short payment terms extended to the Company's clients.

Amounts due to the Company in the form of carried interest allocations, which are reported as a component of investments in the consolidated balance sheets, remain subject to investment performance risk. In certain cases, carried interest allocations that have been distributed to the Company may remain subject to clawback, pursuant to the terms of the governing documents of the related funds. Refer to the discussion of carried interest above in this note 2 for additional details regarding the investment performance and clawback risk associated with carried interest allocations that have been recognized in income by the Company and/or recorded as accrued carried interest allocations in the consolidated balance sheets.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates ("ASU") issued by the Financial Accounting Standards Board ("FASB"). ASUs issued during the current period not listed below were assessed and determined to either be not applicable to the Company, or not expected to have a material impact on the consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which amends current guidance to provide optional practical expedients and exceptions, if certain criteria are met, for applying GAAP to contracts, hedging relationships and other transactions that are affected by the reference rate reform. The expedients and exceptions in this update apply only to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate ("LIBOR"). Initially the update did not apply to contract modifications or hedging relationships entered into after December 31, 2022, but in December 2022, the FASB issued ASU 2022-06, which defers the sunset date for applying reference rate reform relief in ASC 848 to December 31, 2024. This guidance is effective for adoption anytime after March 12, 2020, but must be adopted prior to December 31, 2024. The Company is currently evaluating the impact on the consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity's own equity. The Company adopted this guidance on April 1, 2022 under the modified retrospective approach. The Company has changed its accounting policy to reflect the updated equity classification of contracts in an entity's own equity, and has accounted for freestanding instruments that are indexed to and settled in the Company's own equity at fair value with changes in fair value recognized in earnings. Adoption of this guidance did not have a material effect on the consolidated financial statements.

(in thousands, except share and per share amounts and where noted)

In July 2021, the FASB issued ASU 2021-05, *Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payments*, which modifies ASC 842 to amend the lease classification requirements for lessors to align with practice under ASC Topic 840. Lessors should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if the lease would have been classified as a sales-type lease or a direct financing lease under ASC 842, and the lessor would have otherwise recognized a day-one loss on the investment in the lease. This guidance is effective for annual periods beginning after December 15, 2021 and interim periods within those annual periods. The Company adopted this guidance on April 1, 2022. Adoption of this guidance did not have a material effect on the consolidated financial statements.

In November 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*, which modifies ASC 805 to require an acquiring entity in a business combination to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. Under current GAAP, an acquirer generally recognizes such items at fair value on the acquisition date. This guidance is effective for annual and interim periods beginning after December 15, 2022, with early adoption permitted. The Company adopted this guidance on April 1, 2022, and will apply the guidance prospectively to business combinations that occur after this date. The guidance had no effect on the consolidated financial statements.

3. Revenues

The following presents revenues disaggregated by product offering, which aligns with the Company's performance obligations and the basis for calculating each amount:

	Year Ended March 31,		
Management and Advisory Fees, Net	**2023**	**2022**	**2021**
Focused commingled funds	$ 227,003	$ 148,725	$ 97,223
SMAs	210,187	174,318	135,784
Advisory and other services	56,244	55,523	52,217
Fund reimbursement revenues	3,745	1,691	238
Total management and advisory fees, net	$ 497,179	$ 380,257	$ 285,462

	Year Ended March 31,		
Incentive Fees	**2023**	**2022**	**2021**
SMAs	$ 6,606	$ 11,441	$ 5,446
Focused commingled funds	3,057	152	28
Total incentive fees	$ 9,663	$ 11,593	$ 5,474

	Year Ended March 31,		
Carried Interest Allocations	**2023**	**2022**	**2021**
SMAs	$ (110,020)	$ 555,449	$ 359,703
Focused commingled funds	(12,233)	231,120	137,077
Total carried interest allocations	$ (122,253)	$ 786,569	$ 496,780

(in thousands, except share and per share amounts and where noted)

	Year Ended March 31,		
Legacy Greenspring Carried Interest Allocations	**2023**	**2022**	**2021**
SMAs	$ —	$ —	$ —
Focused commingled funds[(1)]	(452,163)	187,106	—
Total legacy Greenspring carried interest allocations	$ (452,163)	$ 187,106	$ —

(1) The years ended March 31, 2023 and 2022 reflect the net effect of gross realized carried interest allocations of $74.7 million and $92.2 million, respectively, and the reversal of such amounts in unrealized carried interest allocations for the period.

The decrease in carried interest allocations and legacy Greenspring carried interest allocations for the year ended March 31, 2023 as compared to the year ended March 31, 2022 was primarily attributable to net unrealized depreciation in the fair value of certain underlying fund investments. The increase in carried interest allocations for the year ended March 31, 2022 as compared to the year ended March 31, 2021 was primarily attributable to net unrealized appreciation in the fair value of certain underlying fund investments. See note 2 for a discussion of the Company's accounting policy for investments on a three-month lag.

The Company derives revenues from clients located in both the United States and other countries. The table below presents the Company's revenues by geographic location:

	Year Ended March 31,		
Revenues[(1)]	**2023**	**2022**	**2021**
United States	$ (238,441)	$ 428,282	$ 166,719
Non-U.S. countries	170,867	937,243	620,997

(1) Revenues are attributed to countries based on client location for SMAs and advisory and other services, or location of investment vehicle for focused commingled funds.

For the years ended March 31, 2023, 2022 and 2021, no individual client represented 10% or more of the Company's net management and advisory fees.

As of March 31, 2023 and 2022, the Company had $21.6 million and $19.0 million, respectively, of deferred revenues, which is included in accounts payable, accrued expenses and other liabilities in the consolidated balance sheets. During the year ended March 31, 2023, the Company had recognized $4.9 million as revenue from amounts included in the deferred revenue balance as of March 31, 2022.

4. Variable Interest Entities

Consolidated VIEs

The Company consolidates certain VIEs for which it is the primary beneficiary. Such VIEs consist of certain operating entities not wholly-owned by the Company (e.g., Swiss Capital, SRA and SRE), SPW, legacy Greenspring general partner entities and certain StepStone Funds. See note 2 for more information on the Company's accounting policies related to the consolidation of VIEs. The assets of the consolidated VIEs totaled $964.2 million and $1,435.2 million as of March 31, 2023 and 2022, respectively. The liabilities of the consolidated VIEs totaled $682.7 million and $1,181.2 million as of March 31, 2023 and 2022, respectively. The assets of the consolidated VIEs may only be used to settle obligations of the same VIE. In addition, there is no recourse to the Company for the consolidated VIEs' liabilities, except for certain entities in which there could be a clawback of previously distributed carried interest. As of March 31, 2023 and 2022, no material amounts previously distributed have been accrued for clawback liabilities.

(in thousands, except share and per share amounts and where noted)

Unconsolidated VIEs

The Company holds variable interests in the form of direct equity interests in certain VIEs that are not consolidated because the Company is not the primary beneficiary. The Company's maximum exposure to loss is limited to the potential loss of assets recognized by the Company relating to these unconsolidated entities. The carrying value of the assets and liabilities recognized in the consolidated balance sheets with respect to the Company's interests in VIEs that were not consolidated is set forth below:

	As of March 31,	
	2023	2022
Investments in funds	$ 115,187	$ 107,045
Legacy Greenspring investments in funds	152,658	194,480
Due from affiliates, net	29,017	18,830
Less: Amounts attributable to non-controlling interests in subsidiaries	19,432	13,832
Less: Amounts attributable to non-controlling interests in legacy Greenspring entities	152,658	194,480
Maximum exposure to loss	$ 124,772	$ 112,043

5. Investments

The Company's investments consist of equity method investments primarily related to (i) investments in the StepStone Funds for which it serves as general partner or managing member but does not have a controlling financial interest and (ii) investments of Consolidated Funds. The Company's equity interest in its equity method investments in the StepStone Funds typically does not exceed 1% in each fund. The Company's share of the underlying net income or loss attributable to its equity interest in the funds is recorded in investment income in the consolidated statements of income. Investment income attributable to the Consolidated Funds is recorded in investment income of Consolidated Funds. Investment income attributable to investments in certain legacy Greenspring funds for which the Company has no direct economic interests are recorded in legacy Greenspring investment income in the consolidated statements of income.

The Company's equity method investments consist of the following:

	As of March 31,	
	2023	2022
Investments in funds(1)	115,187	107,045
Accrued carried interest allocations	1,227,173	1,480,515
Legacy Greenspring investments in funds and accrued carried interest allocations(2)	770,652	1,334,581
Total equity method investments	2,113,012	2,922,141
Total investments	$ 2,143,607	$ 2,922,141

(1) The Company's investments in funds was $147.5 million as of March 31, 2023. The consolidation of the Consolidated Funds results in the elimination of the Company's investments in such funds. No funds were consolidated as of March 31, 2022.

(2) Reflects investments in funds of $152.7 million and $194.5 million and carried interest allocations of $618.0 million and $1,140.1 million as of March 31, 2023 and 2022, respectively.

(in thousands, except share and per share amounts and where noted)

Equity Method Investments

The Company recognized equity method income (loss) of the following:

	Year Ended March 31,		
	2023	2022	2021
Carried interest allocations	$ (122,253)	$ 786,569	$ 496,780
Investment income (loss)	(2,509)	26,160	16,407
Legacy Greenspring carried interest allocations	(452,163)	187,106	—
Legacy Greenspring investment income (loss)	(44,075)	32,586	—
Total equity method income (loss)	$ (621,000)	$ 1,032,421	$ 513,187

The decrease in carried interest allocations for the year ended March 31, 2023 as compared to the prior year periods was primarily attributable to unrealized depreciation in the fair value of the underlying investments in the Company's private equity funds. See note 2 for a discussion of the Company's accounting policy for investments on a three-month lag.

As of March 31, 2023 and 2022, the Company's investments in two SMAs each individually represented 10% or more of the total accrued carried interest allocations balance, and in the aggregate represented approximately 24% and 25%, respectively, of the total accrued carried interest allocations balance as of those dates. As of March 31, 2023 and 2022, the Company's investments in two and three, respectively, commingled funds each individually represented 10% or more of the total legacy Greenspring accrued carried interest allocations balance, and in the aggregate represented approximately 24% and 39%, respectively, of the total legacy Greenspring accrued carried interest allocations balances as of those dates.

Of the total accrued carried interest allocations balance as of March 31, 2023 and 2022, $644.5 million and $763.6 million, respectively, were payable to affiliates and is included in accrued carried interest-related compensation in the consolidated balance sheets. Of the total legacy Greenspring investments in funds and accrued carried interest allocations balance as of March 31, 2023 and 2022, $618.0 million and $1,140.1 million, respectively, were payable to employees who are considered affiliates of the Company and is included in legacy Greenspring accrued carried interest-related compensation in the consolidated balance sheets and $152.7 million and $194.5 million, respectively, are reflected as non-controlling interests in legacy Greenspring entities in the consolidated balance sheets.

The Company evaluates each of its equity method investments to determine if any are considered significant as defined by the SEC. As of March 31, 2023 and 2022 and for the years ended March 31, 2023, 2022 and 2021, no individual equity method investment held by the Company met the significance criteria. As a result, the Company is not required to provide separate financial statements for any of its equity method investments.

(in thousands, except share and per share amounts and where noted)

Summarized financial information for the Company's equity method investments reflected below represents the financial position as of March 31, 2023 and 2022, and the results of operations for the years ended March 31, 2023, 2022 and 2021, which are reported on a three-month lag. Assets are primarily comprised of the investments held by the StepStone Funds.

	As of March 31,	
	2023	2022
Assets	$ 65,536,494	$ 62,297,224
Liabilities	1,806,252	944,519
Equity	$ 63,730,242	$ 61,352,705

	Year Ended March 31,		
	2023	2022	2021
Investment income	$ 115,092	$ 84,279	$ 46,889
Expenses	(446,413)	(382,704)	(224,611)
Net realized and unrealized gain (loss) on investments	(4,966,901)	16,868,454	6,369,649
Income tax expense	(12,261)	(10,875)	(5,994)
Net income (loss)	$ (5,310,483)	$ 16,559,154	$ 6,185,933

Investments of Consolidated Funds

The Company consolidates funds and entities when it is deemed to hold a controlling financial interest. Beginning in the quarter ended December 31, 2022, the Company consolidated one investment fund for which it is deemed to have a controlling financial interest. The activity of the Consolidated Funds is reflected within the consolidated financial statements.

Investments held by the Consolidated Funds are summarized below:

	Fair Value as of March 31,		Percentage of Total Investments as of March 31,	
	2023	2022	2023	2022
Investments of Consolidated Funds:				
Partnership and LLC interests (cost of $21.3 million and $— million as of March 31, 2023 and 2022, respectively)	$ 30,595	$ —	100 %	— %
Total investments of Consolidated Funds	$ 30,595	$ —	100 %	— %

As of March 31, 2023 and 2022, no individual investment had a fair value greater than 5% of the Company's total assets.

The following table summarizes net gains from investment activities of the Consolidated Funds:

	Year Ended March 31, 2023	
	Net Realized Gains on Investments	Net Unrealized Gains on Investments
Investments of Consolidated Funds:		
Partnership and LLC interests	$ 3	$ 9,312
Total investments of Consolidated Funds	$ 3	$ 9,312

(in thousands, except share and per share amounts and where noted)

6. Fair Value Measurements

The Company measures certain assets and liabilities at fair value on a recurring basis. The following tables provide details regarding the classification of these assets and liabilities within the fair value hierarchy as of the dates presented:

Financial Instruments of the Company

	As of March 31, 2023			
	Level I	Level II	Level III	Total
Liabilities				
Contingent consideration obligations	$ —	$ —	$ 36,745	$ 36,745
Total liabilities	$ —	$ —	$ 36,745	$ 36,745

	As of March 31, 2022			
	Level I	Level II	Level III	Total
Liabilities				
Contingent consideration obligations	$ —	$ —	$ 28,025	$ 28,025
Total liabilities	$ —	$ —	$ 28,025	$ 28,025

For the liabilities presented in the tables above, there were no changes in fair value hierarchy levels during the years ended March 31, 2023 and 2022.

The changes in the fair value of Level III financial instruments of the Company are set forth below:

	Year Ended March 31,	
Contingent consideration obligations	**2023**	**2022**
Balance, beginning of year:	$ 28,025	$ 1,541
Additions	—	17,769
Change in fair value	9,361	9,600
Settlements	(641)	(885)
Balance, end of year:	$ 36,745	$ 28,025
Changes in unrealized losses included in earnings related to financial liabilities still held at the reporting date	$ 9,361	$ 9,600

Contingent Consideration

In connection with the Greenspring acquisition, the Company recorded a contingent consideration liability of $17.8 million during the three months ended September 30, 2021. See note 15 for more information.

(in thousands, except share and per share amounts and where noted)

The fair value of the contingent consideration liabilities are based on a discounted cash flow analysis using a probability-weighted average estimate of certain performance targets, including revenue levels. The assumptions used in the analysis are inherently subjective; therefore, the ultimate amount of the contingent consideration liability may differ materially from the current estimate. The significant unobservable inputs required to value the contingent consideration liabilities primarily relate to the future expected revenues and the discount rates applied to the expected future revenues and payments of obligations, which ranged from 8% to 10% as of March 31, 2023. The contingent consideration liabilities are included in accounts payable, accrued expenses and other liabilities in the consolidated balance sheets. Changes in the fair value of the liabilities are included in general, administrative and other expenses in the consolidated statements of income. In February 2022, the Company amended the contingent consideration arrangement in respect of the Greenspring acquisition whereby a portion of the contingent consideration liability otherwise payable to the sellers will be used to fund compensation arrangements with certain employees of the Company, which will be payable following the end of the earn-out period. As a result, the contingent consideration liability is recorded net of the fair value of amounts payable to certain employees.

Financial Instruments of Consolidated Funds

	As of March 31, 2023			
	Level I	Level II	Level III	Total
Assets				
Partnership and LLC interests	$ —	$ —	$ 6,901	$ 6,901
Total assets	$ —	$ —	$ 6,901	$ 6,901

Investment Funds

The Company generally values its investment funds, which are organized as partnership and LLC interests, using the NAV per share equivalent calculated by the investment manager as a practical expedient in determining an independent fair value. The Company does not categorize within the fair value hierarchy investments where fair value is measured using the net asset value per share practical expedient. As of March 31, 2023, investments with a combined fair value of $23.7 million are excluded from presentation in the fair value hierarchy as the fair value of these investments were measured at net asset value. As of March 31, 2023, investments with a combined fair value of $6.9 million were classified as level III investments that were purchased during fiscal 2023. There were no unrealized gains or losses related to these investments as of March 31, 2023. The significant unobservable input used to value these investments are the discounts to recent transaction prices. For these investments, there were no changes in fair value hierarchy levels during the year ended March 31, 2023. There were no financial instruments held by Consolidated Funds as of March 31, 2022.

(in thousands, except share and per share amounts and where noted)

7. Property and Equipment

Property and equipment is included in other assets and receivables in the consolidated balance sheets and consists of the following:

	As of March 31,	
Property and equipment:	2023	2022
Office furniture	$ 7,053	$ 6,217
Computer equipment and software	4,418	3,517
Leasehold improvements	17,246	12,306
Property and equipment, gross	28,717	22,040
Less: Accumulated depreciation	(12,876)	(9,278)
Property and equipment, net	$ 15,841	$ 12,762

Depreciation expense related to property and equipment totaled $4.0 million, $2.5 million and $2.2 million for the years ended March 31, 2023, 2022 and 2021, respectively, and is included in general, administrative and other expenses in the consolidated statements of income.

8. Intangibles and Goodwill

Intangible assets consist of management contracts providing economic rights to management and advisory fees and client relationships related to future fundraising, as obtained through the Company's acquisitions of other businesses.

Intangible assets, net consists of the following:

	As of March 31,	
	2023	2022
Management contracts	$ 352,002	$ 352,002
Client relationships	96,650	96,650
Service agreements	9,537	9,537
Less: Accumulated amortization	(103,544)	(60,063)
Intangible assets, net	$ 354,645	$ 398,126

Amortization expense related to intangible assets was $43.5 million, $24.5 million and $3.3 million for the years ended March 31, 2023, 2022 and 2021, respectively. These amounts are included in general, administrative and other expenses in the consolidated statements of income.

The expected future amortization of finite-lived intangible assets is as follows:

Fiscal year ending March 31,	
2024	$ 42,645
2025	41,955
2026	41,764
2027	41,730
2028	41,713
Thereafter	144,838
Total	$ 354,645

(in thousands, except share and per share amounts and where noted)

The carrying value of goodwill was $580.5 million as of March 31, 2023 and 2022. The Company determined there was no indication of goodwill impairment as of March 31, 2023 and 2022.

9. Debt Obligations

The Company is party to a credit agreement with various lenders (the "Credit Agreement") that was arranged by JPMorgan Chase Bank, N.A., as the administrative agent, and provides for a $225.0 million multicurrency revolving credit facility (the "Revolver") with a five-year maturity. As of March 31, 2023, the Company had $98.4 million outstanding on the Revolver, net of debt issuance costs.

The Company's debt obligations consist of the following:

	As of March 31,	
	2023	2022
Revolver	$ 100,000	$ 65,000
Less: Debt issuance costs	(1,649)	(2,121)
Total debt obligations	$ 98,351	$ 62,879

Borrowings under the Revolver bear interest at a variable rate per annum. The Company may designate each borrowing as (i) in the case of any borrowing in U.S. dollars, a base rate loan or a LIBOR rate loan, (ii) in the case of any borrowing denominated in Euros, a EURIBOR rate loan, (iii) in the case of any borrowing denominated in British Pounds Sterling, a Sterling Overnight Index Average ("SONIA") loan, (iv) in the case of any borrowing denominated in Swiss Francs, a Swiss Average Rate Overnight ("SARON") loan, and (v) in the case of any borrowing denominated in Australian dollars, an AUD rate loan. Borrowings bear interest equal to (i) in the case of base rate loans, 1.00% plus the greatest of (a) the Prime Rate, (b) the New York Federal Reserve Bank Rate plus 0.50% and (c) the 1 month LIBOR, multiplied by the Statutory Reserve Rate (as defined in the Credit Agreement), plus 1.00%, (ii) in the case of a LIBOR rate loan, the LIBOR rate multiplied by the Statutory Reserve Rate plus 2.00%, (iii) in the case of a EURIBOR rate loan, the EURIBOR rate multiplied by the Statutory Reserve Rate plus 2.00%, (iv) in the case of a SONIA loan, the Sterling Overnight Index Average plus 2.03%, (v) in the case of a SARON loan, the Swiss Average Rate Overnight plus 2.00%, and (vi) in the case of an AUD rate loan, the AUD Screen Rate (as defined in the Credit Agreement) multiplied by the Statutory Reserve Rate plus 2.20%. The weighted-average interest rate in effect for the Revolver as of March 31, 2023 was 6.86%.

Borrowings under the Revolver may be repaid at any time during the term of the Credit Agreement and, subject to certain terms and conditions, may be reborrowed prior to the maturity date. Any outstanding principal amounts, together with any accrued interest thereon, shall be due and payable on the maturity date. The maturity date for the Revolver is September 20, 2026.

The Revolver bears a fee on undrawn commitments equal to 0.25% per annum if total utilization of revolving commitments is equal to or greater than 50% and 0.35% per annum if total utilization of revolving commitments is less than 50%.

The carrying value of the Revolver approximates fair value, as the loan is subject to variable interest rates that adjust with changes in market rates and market conditions and the current interest rate approximates that which would be available under similar financial arrangements.

(in thousands, except share and per share amounts and where noted)

Under the terms of the Credit Agreement, certain of the Company’s assets serve as pledged collateral. In addition, the Credit Agreement contains covenants that, among other things: limit the Company’s ability to incur indebtedness; create, incur or allow liens; transfer or dispose of assets; merge with other companies; make certain investments; pay dividends or make distributions; engage in new or different lines of business; and engage in transactions with affiliates. The Credit Agreement also contains financial covenants requiring the Company to maintain a total net leverage ratio and a minimum total of fee-earning assets under management. As of March 31, 2023, the Company was in compliance with the total net leverage ratio and minimum fee-earning assets under management covenants.

The Company can use available funding capacity under the Revolver to satisfy letters of credit in amounts up to $10.0 million. Amounts used to satisfy the letters of credit reduce the available capacity under the Revolver. As of March 31, 2023, the Company had outstanding letters of credit totaling $7.8 million.

In April 2023, the Company amended the Credit Agreement such that any request for borrowing of, continuation of, or conversion to a Eurocurrency Loan, as applicable, shall be deemed to be a request for borrowing of, continuation of, or conversion to, as applicable, a loan bearing interest at the adjusted term Secured Overnight Financing Rate (“SOFR”). All Eurocurrency Loans outstanding as of March 31, 2023 shall continue to bear interest at the adjusted LIBOR Rate (as defined in the Credit Agreement) and remain outstanding as Eurocurrency Loans until the expiration of the current interest period (as defined in the Credit Agreement).

10. Equity-Based Compensation

2020 Long-Term Incentive Plan

The Company has adopted its 2020 Long-Term Incentive Plan (“LTIP”), which allows for the granting of stock options, stock appreciation rights, restricted stock awards, RSUs and performance stock awards to employees, directors and consultants. As of March 31, 2023, there were 17,644,444 shares of Class A common stock available to grant under the LTIP.

Restricted Stock Units

RSUs represent the right to receive payment on the date of vesting in the form of one share of Class A common stock for each RSU. Holders of unvested RSUs do not have the right to vote with the underlying shares of Class A common stock, but are entitled to accrue dividend equivalents which are generally paid in cash when such RSUs vest. The RSUs granted generally vest over four years in equal annual installments. Upon vesting, the Company will typically withhold or cause the participant to sell the number of shares to satisfy the statutory withholding tax obligation and deliver the net number of resulting shares vested.

The change in unvested RSUs is as follows:

	Number of RSUs	Weighted-Average Grant-Date Fair Value Per RSU
Balance as of March 31, 2022	2,087,324	$ 20.40
Granted	384,200	$ 28.97
Vested	(660,796)	$ (20.03)
Forfeited	(34,996)	$ (22.06)
Balance as of March 31, 2023	1,775,732	$ 22.46

(in thousands, except share and per share amounts and where noted)

The weighted-average grant-date fair value of RSUs granted during the years ended March 31, 2023, 2022, and 2021 was $28.97, $35.18, and $18.53, respectively. The total fair value as of the respective vesting dates of RSUs vested during the years ended March 31, 2023 and 2022 was $16.5 million and $27.5 million. No RSUs vested during the year ended March 31, 2021.

In November 2022, one the Company's non-wholly owned subsidiaries issued new partnership interests to certain employees with a grant date fair value of $6.1 million, vesting over six years. The issuance did not impact the Company's fully diluted interest in the subsidiary.

Unvested Partnership Units

In June 2018, the Company issued an aggregate of 5.2% of profits interests (the "Class B2 Interests") in the Company to certain key employees. These Class B2 Interests provide the recipients with an opportunity to participate in the profits of the Company and proceeds of certain capital events. The Class B2 Interests vest over a period of six years from the grant date, subject to an employee's continuous service with the Company through the applicable vesting date. Under the terms of the Fifth Amended and Restated Limited Partnership Agreement dated March 8, 2018, the vesting of the awards will occur as follows: (i) 0% during the first three years from the date of issuance, (ii) 30.0% on the third anniversary of the date of issuance, and (iii) 5.8% for each fiscal quarter after the third anniversary of the date of issuance (fully vested on the sixth anniversary of the date of issuance, or June 2024). Upon the final vesting date, all of the Class B2 units will automatically convert into Class B units and unitholders will be entitled to purchase from the Company one share of Class B common stock for each Class B unit at its par value. Prior to vesting, holders of Class B2 units do not have the right to receive any distributions from the Partnership, other than tax-related distributions.

The Class B2 Interests are classified as equity-based awards, and the associated equity-based compensation expense is recognized on a straight-line basis over the vesting period, with a corresponding increase to stockholders' equity in the Company's consolidated balance sheets.

As of March 31, 2023, there were 2,566,566 Class B2 units outstanding. During the year ended March 31, 2023, none of the outstanding Class B2 units were forfeited. As of March 31, 2023, 748,582 Class B2 units were unvested and 1,817,984 Class B2 units were vested.

As of March 31, 2023, $41.1 million of unrecognized non-cash compensation expense in respect of equity-based awards remained to be recognized over a weighted-average period of approximately 3.8 years.

The Company recognized tax benefits related to equity-based awards of $1.8 million and $7.4 million for the years ended March 31, 2023 and 2022, respectively. No tax benefits were recognized for the year ended March 31, 2021.

Liability Classified Awards

In November 2022, the Company issued a profits interest in SPW to certain employees of the SPW team and concurrently entered into an option agreement which provides that, (i) StepStone has the right to acquire the profits interest at the end of any fiscal quarter after June 30, 2027, in exchange for payment of a call price and (ii) the SPW management team, through an entity named CH Equity Partners, LLC (formerly known as Conversus Holdings LLC), has the right to put the profits interest to StepStone on June 30, 2026 or at the end of any fiscal quarter thereafter, in exchange for payment of a put price. The applicable call or put price is, in certain circumstances, subject to an earn-out or earn-down. The call or put price will be payable in cash unless the Company elects to pay a portion of the consideration in units of the Partnership, each to be exchangeable into shares of the Company's Class A common stock, and, in either case, rights under one or more tax receivable agreements.

(in thousands, except share and per share amounts and where noted)

The Company accounted for the profits interest and option agreement as a single unit of account as a liability classified equity-based award. There are no vesting provisions or service requirements related to the award. For the year ended March 31, 2023, the Company recognized $8.6 million of expense related to the fair value of the liability classified awards within equity-based compensation expense in the consolidated statements of income. For the years ended March 31, 2023, 2022 and 2021, no amounts were paid related to settlement for liability classified awards.

11. Income Taxes

The Company's income (loss) before income tax consisted of the following:

	Year Ended March 31,		
	2023	2022	2021
Domestic income (loss) before income tax	$ (102,560)	$ 471,247	$ 307,396
Foreign income before income tax	61,106	41,334	30,453
Total income (loss) before income tax	$ (41,454)	$ 512,581	$ 337,849

The following table presents the components of the Company's provision for income taxes:

	Year Ended March 31,		
	2023	2022	2021
Current:			
Federal	$ 6,933	$ 13,340	$ 2,929
State and local	1,726	2,714	1,141
Foreign	7,653	6,383	3,381
Total current income tax expense	16,312	22,437	7,451
Deferred:			
Federal	(10,570)	4,897	14,752
State and local	(1,921)	966	1,074
Foreign	—	—	(21)
Total deferred income tax expense (benefit)	(12,491)	5,863	15,805
Total income tax expense	$ 3,821	$ 28,300	$ 23,256

(in thousands, except share and per share amounts and where noted)

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate is as follows:

	Year Ended March 31,		
	2023	2022	2021
Federal tax at statutory rate	21.0 %	21.0 %	21.0 %
State and local income tax	0.8	0.8	0.6
Income passed through to limited partners	(13.6)	(11.9)	(15.7)
Foreign income tax	(18.5)	1.2	1.0
Valuation allowance	4.7	(5.3)	0.0
Return to provision	(3.7)	(0.1)	0.0
Other	0.1	(0.2)	0.0
Effective tax rate	(9.2)%	5.5 %	6.9 %

The Company's effective tax rate is dependent on many factors, including the estimated amount of income subject to tax. Consequently, the effective tax rate can vary from period to period. The Company's overall effective tax rate in each of the periods above is less than the statutory rate primarily because a portion of income is allocated to non-controlling interests, as the tax liability on such income is borne by the holders of such non-controlling interests.

The following table presents the components of the Company's deferred income tax assets and liabilities:

	As of March 31,	
	2023	2022
Deferred tax assets:		
Investment in the Partnership	$ 54,941	$ 39,720
Other	1,769	1,568
Total deferred tax assets before valuation allowance	56,710	41,288
Valuation allowance	(12,352)	(13,422)
Total net deferred tax assets	44,358	27,866
Deferred tax liabilities:		
Total deferred tax liabilities	353	1,529
Net deferred tax assets	$ 44,005	$ 26,337

In connection with the exchanges of Class B units and Class C units of the Partnership for Class A common stock by certain limited partners of the Partnership during fiscal 2023, the Company recorded an overall increase to deferred tax assets as of March 31, 2023 of $6.5 million, and a net decrease in the valuation allowance of $0.2 million. Additionally, in connection with the exchange transactions, the Company recorded a corresponding Tax Receivable Agreements liability of $8.5 million, representing 85% of the incremental net cash tax savings for the Company due to the exchanging limited partners. The Company made payments of $6.0 million and $0.8 million during the years ended March 31, 2023 and 2022, respectively, under the Tax Receivable Agreements. No payments were made under the Tax Receivable Agreements during the year ended March 31, 2021. As of March 31, 2023, the Company's total Tax Receivable Agreements liability was $199.3 million. See notes 13 and 14 for more information.

(in thousands, except share and per share amounts and where noted)

The Company evaluates the realizability of its deferred tax assets on a quarterly basis and adjusts the valuation allowance when it is more-likely-than-not that all or a portion of the deferred tax assets may not be realized. The total ending valuation allowance for the year ended March 31, 2023 was $12.4 million. Apart from the valuation allowance, the Company believes that the remaining deferred tax assets will be realized in full.

A summary of the change in valuation allowance by year is as follows:

	Valuation Allowance
Balance at March 31, 2021	$ 30,537
Income tax decrease	(27,413)
Equity decrease	(5,006)
Equity increase	15,304
Balance at March 31, 2022	13,422
Income tax decrease	(1,975)
Equity increase	905
Balance at March 31, 2023	$ 12,352

As of March 31, 2023, the Company has not recorded any unrecognized tax benefits and does not expect there to be any material changes to uncertain tax positions within the next 12 months.

The Company files income tax returns as required by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company may be subject to examination by U.S. federal and certain state and local tax authorities. Management has analyzed the Company’s tax positions taken with respect to all applicable income tax issues, for all open tax years, and for all jurisdictions in which the Company is required to file tax returns and has concluded that no provision for income taxes related to uncertain tax positions is required in the Company’s consolidated financial statements for the years ended March 31, 2023, 2022 and 2021.

The Company files U.S. federal, state, local and foreign tax returns on a calendar-year basis. With limited exception, returns filed prior to 2019 are no longer subject to examination by the applicable taxing authorities. There are currently no material examinations being conducted of the Company by tax authorities.

12. Earnings Per Share

Basic and diluted earnings per share of Class A common stock are presented for the years ended March 31, 2023 and 2022, and from September 16, 2020 through March 31, 2021, the period following the Reorganization and IPO. There were no shares of Class A common stock outstanding prior to September 16, 2020, therefore no earnings per share information has been presented for any period prior to that date.

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted earnings per share of Class A common stock:

(in thousands, except share and per share amounts)	Year Ended March 31, 2023	Year Ended March 31, 2022	Period from IPO date to March 31, 2021
Numerator:			
Net income (loss) attributable to StepStone Group Inc. – Basic	$ (18,398)	$ 193,885	$ 62,634
Incremental income from assumed vesting of RSUs	—	4,043	1,854
Incremental income from assumed vesting and exchange of Class B2 units	—	7,689	3,923
Net income (loss) attributable to StepStone Group Inc. – Diluted	$ (18,398)	$ 205,617	$ 68,411
Denominator:			
Weighted-average shares of Class A common stock outstanding – Basic	61,884,671	49,833,760	29,657,805
Assumed vesting of RSUs	—	1,289,809	1,151,579
Assumed vesting and exchange of Class B2 units	—	2,476,681	2,465,420
Weighted-average shares of Class A common stock outstanding – Diluted	61,884,671	53,600,250	33,274,804
Net income (loss) per share of Class A common stock:			
Basic	$ (0.30)	$ 3.89	$ 2.11
Diluted	$ (0.30)	$ 3.84	$ 2.06

Diluted earnings per share of Class A common stock is computed by dividing net income (loss) attributable to SSG, giving consideration to the reallocation of net income between holders of Class A common stock and non-controlling interests, by the weighted-average number of shares of Class A common stock outstanding adjusted to give effect to potentially dilutive securities, if any.

Shares of the Company's Class B common stock do not share in the earnings or losses attributable to SSG and therefore are not participating securities. As a result, a separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been included.

The calculation of diluted earnings per share excludes 46,420,141 Class B units and 2,514,085 Class C units of the Partnership outstanding as of March 31, 2023, 47,149,673 Class B units and 2,928,824 Class C units of the Partnership outstanding as of March 31, 2022, and 56,378,831 shares of Class B units of the Partnership outstanding as of March 31, 2021, which are exchangeable into Class A common stock under the if-converted method, as the inclusion of such shares would be anti-dilutive.

(in thousands, except share and per share amounts and where noted)

As the Company was in a net loss position for the year ended March 31, 2023, the calculation of diluted earnings per share excludes potential shares of Class A common stock for 1,775,732 outstanding RSUs, 2,566,566 Class B2 units and 23,418 Class B units issuable pursuant to anti-dilution rights in connection with the vesting of Class B2 units that are convertible into Class A common stock under the if-converted method, as the inclusion of such shares would be anti-dilutive.

13. Related Party Transactions

The Company considers its senior executives, employees and equity method investments to be related parties. A substantial portion of the Company's management and advisory fees and carried interest allocations is earned from various StepStone Funds that are considered equity method investments. The Company earned net management and advisory fees from the StepStone Funds of $335.6 million, $241.0 million and $171.0 million for the years ended March 31, 2023, 2022 and 2021, respectively. Carried interest allocation revenues earned from the StepStone Funds totaled $(122.3) million, $786.6 million and $496.8 million for the years ended March 31, 2023, 2022 and 2021, respectively. Legacy Greenspring carried interest allocation revenues earned from certain legacy Greenspring funds for which the Company has no direct economic interests totaled $(452.2) million and $187.1 million for the years ended March 31, 2023 and 2022, respectively. There were no legacy Greenspring carried interest allocation revenues for the year ended March 31, 2021, which was prior to the date of the Greenspring acquisition.

Due from affiliates in the consolidated balance sheets consists primarily of fees and accounts receivable from the StepStone Funds, advances made on behalf of the StepStone Funds for the payment of certain organization and operating costs and expenses for which the Company is subsequently reimbursed, amounts due from employees and loans due from affiliated entities, as set forth below.

	As of March 31,	
	2023	2022
Amounts receivable from StepStone Funds	$ 33,813	$ 19,027
Amounts receivable from employees	7,016	342
Amounts receivable from loans	13,493	—
Total due from affiliates	$ 54,322	$ 19,369

Due to affiliates in the consolidated balance sheets consists primarily of amounts payable to certain non-controlling interest holders in connection with the Tax Receivable Agreements, amounts payable to the StepStone Funds and distributions payable to certain employee equity holders of consolidated subsidiaries, as set forth below.

	As of March 31,	
	2023	2022
Amounts payable to non-controlling interest holders in connection with Tax Receivable Agreements	$ 199,307	$ 197,204
Amounts payable to StepStone Funds	4,796	198
Distributions payable to certain employee equity holders of consolidated subsidiaries	1,321	1,953
Total due to affiliates	$ 205,424	$ 199,355

The Company made payments of $6.0 million and $0.8 million during the years ended March 31, 2023 and 2022, respectively, under the Tax Receivable Agreements. No payments were made under the Tax Receivable Agreements during the year ended March 31, 2021.

(in thousands, except share and per share amounts and where noted)

14. Stockholders’ Equity and Redeemable Interests

Stockholders’ Equity

The Company has two classes of common stock outstanding, Class A common stock and Class B common stock. Holders of Class A common stock and Class B common stock generally vote together as a single class on all matters presented to the Company’s stockholders for their vote or approval. Holders of Class A common stock are entitled to receive dividends when and if declared by the board of directors. Holders of the Class B common stock are not entitled to dividends in respect of their shares of Class B common stock.

In connection with the Greenspring acquisition, the limited partnership agreement of the Partnership was amended to create new Class C limited partnership interests and to admit the new limited partners that received Class C units as consideration for the Greenspring acquisition. The Class C limited partnership interests of the Partnership have substantially the same rights and obligations as are applicable to the existing holders of Class B units of the Partnership. The Company has no ownership interest in the Class C units, which are held by certain employees of the Company. The Company also entered into an agreement with the Class C limited partners of the Partnership to allow for the exchange of Class C units to shares of Class A common stock of the Company on a one-for-one basis, subject to certain restrictions.

The following table shows a rollforward of the Company’s shares of common stock outstanding since March 31, 2022:

	Class A Common Stock	Class B Common Stock
March 31, 2022	61,141,306	47,149,673
Class A common stock issued in exchange for Class B Partnership units	729,532	(729,532)
Class A common stock issued in exchange for Class C Partnership units	414,739	—
Class A common stock issued for vesting of RSUs, net of shares withheld for employee taxes	549,214	—
March 31, 2023	62,834,791	46,420,141

The Company has 25,000,000 authorized shares of preferred stock, par value of $0.001 per share, and as of March 31, 2023, no shares of preferred stock were issued or outstanding.

The Company records a reallocation adjustment between SSG stockholders’ equity, non-controlling interests in the Partnership and non-controlling interests in subsidiaries to reflect the impact of changes in economic ownership percentages during the period and adjust previously recorded equity transactions to the economic ownership percentage as of the end of each reporting period.

(in thousands, except share and per share amounts and where noted)

In December 2022, the Company issued 296,756 shares of Class A common stock to certain limited partners of the Partnership in exchange for 296,756 Class B units in accordance with the elective exchange notices submitted pursuant to an agreement with the Class B limited partners (the "Class B Exchange Agreement") to allow for exchange of Class B units of the Partnership to shares of Class A common stock of the Company on a one-for-one basis, subject to certain restrictions. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to the Company. On the same date, the Company also issued 414,739 shares of Class A common stock to certain limited partners of the Partnership in exchange for 414,739 Class C units in accordance with the elective exchange notices submitted pursuant to an agreement with the Class C limited partners (the "Class C Exchange Agreement") to allow for exchange of Class C units of the Partnership to shares of Class A common stock of the Company on a one-for-one basis, subject to certain restrictions.

In September 2022, the Company issued 175,000 shares of Class A common stock to certain limited partners of the Partnership in exchange for 175,000 Class B units in accordance with the elective exchange notices submitted pursuant to the Class B Exchange Agreement. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to the Company.

In June 2022, the Company issued 257,776 shares of Class A common stock to certain limited partners of the Partnership in exchange for 257,776 Class B units in accordance with the elective exchange notices submitted pursuant to the Class B Exchange Agreement. A corresponding number of shares of Class B common stock were automatically redeemed at par value and canceled in connection with such exchange and a corresponding number of Class A units of the Partnership were issued to the Company.

Dividends and Distributions

Dividends and distributions are reflected in the consolidated statements of stockholders' equity when declared by the board of directors. Dividends are made to Class A common stockholders and distributions are made to limited partners of the Partnership and holders of non-controlling interests in subsidiaries.

(in thousands, except share and per share amounts and where noted)

The following table presents information regarding quarterly dividends on Class A common shares for the periods indicated:

Quarterly Fiscal Period[1]	Dividend Payment Date	Dividend Per Share of Class A Common Stock	
First quarter		N/A	
Second quarter		N/A	
Third quarter		N/A	
Fourth quarter	March 12, 2021	$	0.07
Total dividends paid in FY2021		$	0.07
First quarter	July 15, 2021	$	0.07
Second quarter	September 15, 2021		0.07
Third quarter	December 15, 2021		0.15
Fourth quarter	March 15, 2022		0.15
Total dividends paid in FY2022		$	0.44
First quarter	June 30, 2022	$	0.20
Second quarter	September 15, 2022		0.20
Third quarter	December 15, 2022		0.20
Fourth quarter	March 15, 2023		0.20
Total dividends paid in FY2023		$	0.80

(1) Prior to the Company's IPO on September 16, 2020, it was a wholly-owned subsidiary of the Partnership, had a single class of common stock and did not pay dividends. As such, there is no quarterly dividend information reported for the quarter ended September 30, 2020 or any periods prior. Dividends paid, as reported in this table, relate to the preceding quarterly period in which they were earned.

Redeemable Non-Controlling Interests

The following table summarizes the activities associated with the redeemable non-controlling interests in Consolidated Funds:

	Year Ended March 31, 2023	
Beginning balance	$	—
Contributions		22,754
Net income		1,776
Ending balance	$	24,530

(in thousands, except share and per share amounts and where noted)

15. Business Combinations

Greenspring Acquisition

On September 20, 2021, the Company completed the acquisition of 100% of the equity of Greenspring Associates, Inc. and certain of its affiliates (collectively, "Greenspring") in exchange for (i) cash consideration of approximately $185 million, net of an agreed upon adjustment based upon Greenspring's net working capital balance at the closing date, (ii) 12,686,756 shares of Class A common stock and (iii) 3,071,519 newly issued Class C units of the Partnership (the "Greenspring acquisition"). The transaction agreement also provides for the payment of an earn-out of up to $75 million that is payable in 2025 subject to the achievement of certain management fee revenue targets for calendar year 2024. The results of Greenspring's operations have been included in the consolidated financial statements effective September 20, 2021. The acquisition of Greenspring expanded the Company's leadership in private markets solutions, providing added scale in venture capital and growth equity, and offering clients expanded access to the global innovation economy.

The aggregate purchase price for the acquisition of Greenspring and the estimated fair values of the assets acquired and liabilities assumed at the acquisition date were as follows:

Acquisition date fair value of consideration transferred:		
Cash consideration	$	186,577
Class A common stock		558,598
Class C units of the Partnership		135,239
Contingent consideration		17,769
Total purchase price	$	898,183
Estimated fair value of assets acquired and liabilities assumed:		
Cash and short-term receivables	$	5,725
Legacy Greenspring investments in funds and accrued carried interest allocations[(1)]		1,203,299
Lease right-of-use assets, net		2,585
Other assets and receivables		2,146
Finite-lived intangible assets—contractual rights: management contracts		310,944
Finite-lived intangible assets—client relationships		96,650
Finite-lived intangible assets—contractual rights: service agreements		9,537
Goodwill		573,750
Deferred income taxes		(95,884)
Accrued expenses and other liabilities		(4,685)
Legacy Greenspring accrued carried interest-related compensation[(1)]		(1,045,157)
Lease liabilities		(2,585)
Non-controlling interests in legacy Greenspring entities[(1)]		(158,142)
Total	$	898,183

(1) Represents investments in funds and carried interest allocations attributable to consolidated VIEs for which the Company did not acquire any direct economic interests. Such amounts are attributable to employees and therefore have been reflected as non-controlling interests in legacy Greenspring entities and legacy Greenspring accrued carried interest-related compensation, respectively.

(in thousands, except share and per share amounts and where noted)

For the year ended March 31, 2022, the Company incurred $13.8 million of acquisition-related costs that were expensed as incurred and included in general, administrative and other expenses in the consolidated statements of income.

The Company allocated $320.5 million and $96.7 million of the purchase price to the fair value of contractual rights and client relationships, respectively, which is being amortized over a weighted-average amortization period of 10.0 years. The $573.8 million of goodwill primarily related to Greenspring's assembled workforce and business synergies expected to be realized from the transaction. This goodwill is not deductible for tax purposes.

The amount of revenues and net income of Greenspring (including amounts attributable to legacy Greenspring entities) from the acquisition date of September 20, 2021 to March 31, 2022 were approximately $230 million and $54 million, respectively.

The following supplemental unaudited pro forma information assumes the Greenspring acquisition, as well as the Reorganization and IPO, had been consummated as of April 1, 2020:

	Year Ended March 31,	
	2022	2021
Revenues	$ 1,866,986	$ 1,362,067
Net income attributable to StepStone Group Inc.	168,653	80,743

The Company's fiscal year ends on March 31, and prior to the transaction, Greenspring's fiscal year ended on December 31. To comply with SEC rules and regulations for companies with different fiscal year ends, the pro forma combined financial information has been prepared utilizing periods that differ by less than 93 days. The unaudited pro forma information for the year ended March 31, 2022 combines the Company's historical audited consolidated statement of income for the year ended March 31, 2022 and Greenspring's historical unaudited combined statement of income for the 12 months ended March 31, 2022. The unaudited pro forma information for the year ended March 31, 2021 combines the Company's historical audited consolidated statement of income for the year ended March 31, 2021 and Greenspring's historical audited combined statement of income for the fiscal year ended December 31, 2020.

The supplemental unaudited pro forma information is based on estimates and assumptions believed reasonable and are not necessarily indicative of the Company's consolidated results in future periods or the results that actually would have been realized had the Greenspring acquisition been completed to create a combined entity during the periods presented. The pro forma amounts have been calculated after reflecting the following adjustments that were directly attributable to the Reorganization, IPO, Greenspring acquisition and the related debt issuance used to fund a portion of the cash consideration, as if the transactions were consummated on April 1, 2020:

Reorganization and IPO

- adjustments to include compensation expense associated with the 2.5 million RSUs issued in connection with the IPO;
- adjustments on interest expense to reflect the repayment of outstanding debt using a portion of the IPO proceeds;
- adjustments to include federal and state income taxes for the Company's share of taxable income generated by the Partnership; and

(in thousands, except share and per share amounts and where noted)

- adjustments to reflect the pro-rata economic ownership attributable to the Company.

Debt Financing

- adjustments to include interest expense related to the Revolver used to fund a portion of the cash consideration.

Greenspring Acquisition

- adjustments to include the impact of additional amortization of acquired intangible assets that would have been charged;
- adjustments to include the issuance of Class A common stock of the Company and Class C units of the Partnership as consideration for the transaction;
- adjustments to reflect the pro-rata economic ownership attributable to the Company;
- adjustments to reflect the tax effects of the Greenspring acquisition and including Greenspring in the Company's results; and
- adjustments to include acquisition-related transaction costs in earnings for the year ended March 31, 2021.

16. Commitments and Contingencies

Litigation

In the ordinary course of business, and from time to time, the Company may be subject to various legal, regulatory and/or administrative proceedings. The Company accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such proceedings, based on information known by management, the Company does not expect a potential liability related to any current legal proceedings or claims that would individually or in the aggregate materially affect its consolidated financial statements as of March 31, 2023.

Lease Commitments

The Company leases offices in 25 cities in North America, South America, Europe, Asia and Australia, and certain equipment subject to operating lease agreements expiring through 2039, some of which may include options to extend or terminate the lease. As of March 31, 2023, there were no finance leases outstanding.

The components of lease expense included in general, administrative and other expenses in the consolidated statements of income were as follows:

	Year Ended March 31,	
	2023	2022
Operating lease cost(1)(2)	$ 10,983	$ 11,098
Variable lease cost	1,375	957
Sublease income	(1,778)	(1,679)
Total lease cost	$ 10,580	$ 10,376

(1) Operating lease cost includes an immaterial amount of short-term leases.

(in thousands, except share and per share amounts and where noted)

(2) The year ended March 31, 2023 includes a gain of $2.7 million related to lease remeasurement adjustments due to a reduction in lease terms.

Occupancy expense related to office facility operating leases totaled $9.3 million for the year ended March 31, 2021.

Supplemental cash flow information related to leases was as follows:

	Year Ended March 31, 2023	Year Ended March 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows used for operating leases	$ 10,613	$ 10,319
Weighted-average remaining lease term for operating leases (in years)	12.1	7.7
Weighted-average discount rate for operating leases	4.6 %	2.7 %

As of March 31, 2023, maturities of operating lease liabilities were as follows:

FY2024	$ 12,337
FY2025	14,062
FY2026	15,179
FY2027	14,362
FY2028	12,474
Thereafter	96,504
Total lease liabilities	164,918
Less: Imputed interest	(43,694)
Total operating lease liabilities	$ 121,224

Unfunded Capital Commitments

As of March 31, 2023 and 2022, the Company, generally in its capacity as general partner or managing member of the StepStone Funds, had unfunded commitments totaling $88.7 million and $68.2 million, respectively. The $88.7 million and $68.2 million of unfunded commitments as of March 31, 2023 and 2022, respectively, excludes $50.6 million and $40.5 million, respectively, related to commitments held by the legacy Greenspring general partner entities in legacy Greenspring funds for which the Company does not hold any direct economic interests.

(in thousands, except share and per share amounts and where noted)

Carried Interest Allocations

Carried interest allocations are subject to reversal in the event of future losses, to the extent of the cumulative revenues recognized by the Company in income to date. Additionally, if the Company has received net profits over the life of the fund in excess of its allocable share under the applicable partnership agreement, the Company may be obligated to repay previously distributed carried interest that exceeds the amounts to which the Company is ultimately entitled. In these situations, a liability is accrued for the potential clawback obligation if amounts previously distributed to the Company would require repayment to a fund if such fund were to be liquidated based on the current fair value of their underlying investments as of the reporting date. Actual repayment obligations generally do not become realized until the end of a fund's life. As of March 31, 2023 and 2022, no material amounts for potential clawback obligations had been accrued. This contingent obligation is normally reduced by income taxes that the Company has paid related to the carried interest allocations. As of March 31, 2023, the maximum amount of carried interest allocations (excluding legacy Greenspring carried interest allocations) attributable to the Company subject to contingent repayment was an estimated $264.1 million, net of tax, assuming the fair value of all investments was zero, a possibility that the Company views as remote.

Indemnification Arrangements

In the normal course of business and consistent with standard business practices, the Company has provided general indemnifications to its limited partners, officers and directors when they act in good faith in the performance of their duties for the Company. The terms of these indemnities vary from contract to contract. The Company's maximum exposure under these arrangements cannot be determined as these indemnities relate to future claims that may be made against the Company or related parties, but which have not yet occurred. No liability related to these indemnities has been recorded in the consolidated balance sheets as of March 31, 2023 and 2022. Based on past experience, management believes that the risk of loss related to these indemnities is remote.

17. Employee Benefits

The Company provides defined contribution plans covering employees subject to minimum age and service guidelines. Eligible employees may contribute a percentage of their annual compensation subject to statutory guidelines. The Company makes non-discretionary contributions to the plans, which amounted to $4.6 million, $4.3 million and $3.2 million for the years ended March 31, 2023, 2022 and 2021, respectively, and are included in cash-based compensation in the consolidated statements of income.

One of the Company's subsidiaries with non-U.S. operations maintains a defined benefit pension plan (the "Plan"). The Plan covers certain non-U.S. employees and provides benefits to such employees upon retirement, disability and/or death. As of March 31, 2023 and 2022, the Plan's assets totaled $27.4 million and $23.8 million, respectively. As of March 31, 2023 and 2022, the underfunded pension obligation, based on the latest actuarial determination, was $2.8 million and $2.2 million, respectively, and is included in accrued compensation and benefits in the consolidated balance sheets. Net period benefit cost recognized was $0.5 million, $1.1 million and $0.9 million for the years ended March 31, 2023, 2022 and 2021, respectively, which is included in cash-based compensation in the consolidated statements of income.

18. Subsequent Events

On May 24, 2023, the Company announced a quarterly cash dividend of $0.20 per share of Class A common stock and a supplemental cash dividend of $0.25 per share of Class A common stock, both payable on June 30, 2023 to holders of record as of the close of business on June 15, 2023.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing disclosure controls and procedures, our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired objectives.

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) are effective to provide reasonable assurance that information that we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's internal control over financial reporting includes policies and procedures that:

• Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of March 31, 2023, based on the criteria described in the *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2023.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our most recent quarter ended March 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Independent Registered Public Accounting Firm

Ernst & Young LLP, our independent registered public accounting firm, has audited the Company's consolidated financial statements included in this annual report and issued its report on the effectiveness of our internal control over financial reporting as of March 31, 2023, which is included in Item 8 of this annual report.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

We have adopted a Code of Conduct and Ethics that applies to all directors, officers and employees, which is available on our website at www.stepstonegroup.com. If we make any amendments to our Code of Conduct and Ethics that require disclosure under the rules of the Securities and Exchange Commission or the rules of the Nasdaq Global Select Market or grant any waivers to our directors or executive officers, we will disclose any such amendment and/or waiver on our website listed above.

The remaining information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission no later than 120 days after March 31, 2023.

Item 11. Executive Compensation.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission no later than 120 days after March 31, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information regarding the beneficial ownership of our common stock required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission no later than 120 days after March 31, 2023.

Securities Authorized for Issuance under Equity Compensation Plans

The table set forth below provides information concerning the awards that may be issued under the LTIP as of March 31, 2023:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) [1]	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) [2]
Equity compensation plans approved by security holders	1,775,732	N/A	17,644,444
Equity compensation plans not approved by security holders	—	—	—
Total	1,775,732	N/A	17,644,444

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(1)   Reflects the outstanding RSUs granted under the LTIP as of March 31, 2023.

(2)   The aggregate number of our shares available for future issuance under the LTIP will automatically increase on January 1st of each year beginning in 2021 and ending with a final increase on January 1, 2030, in an amount equal to 5% of the total number of shares of stock outstanding on December 31st of the preceding calendar year. The Board may provide that there will be no January 1st increase in the shares available for future issuance for any such year or that the increase in the shares available for future issuance for any such year will be a smaller number of shares than would otherwise occur under the automatic increase.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission no later than 120 days after March 31, 2023.

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated by reference to the definitive Proxy Statement for our 2023 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission no later than 120 days after March 31, 2023.

PART IV

Item 15. Exhibit and Financial Statement Schedules.

(a) The following documents are filed as part of this Form 10-K:

   (1) Financial statements

Index to Consolidated Financial Statements	Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 42)	123
Consolidated Balance Sheets as of March 31, 2023 and 2022	127
Consolidated Statements of Income (Loss) for the Years Ended March 31, 2023, 2022 and 2021	129
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended March 31, 2023, 2022 and 2021	130
Consolidated Statements of Stockholders' Equity for the Years Ended March 31, 2023, 2022 and 2021	131
Consolidated Statements of Cash Flows for the Years Ended March 31, 2023, 2022 and 2021	133
Notes to Consolidated Financial Statements	135

   (2) Financial statement schedules

All financial statement schedules have been omitted because they are not applicable, not required or the information has been otherwise included in the consolidated financial statements or accompanying notes to the consolidated financial statements.

   (3) Exhibits:

Exhibit No.	Description of Exhibit	Form	Exhibit	Filing Date	File No.	Filed or Furnished Herewith
			Incorporated By Reference			
2.1	Transaction Agreement, dated July 7, 2021, by and among, StepStone Group Inc., StepStone Group LP, certain wholly-owned subsidiaries of StepStone Group LP, the sellers party thereto, Greenspring Associates, Inc. and certain of its affiliates and Shareholder Representative Services LLC, as Seller Representative	8-K	2.1	7/07/2021	001-39510	
3.1	Amended and Restated Certificate of Incorporation of StepStone Group Inc.	8-K	3.1	9/18/2020	001-39510	
3.2	Amended and Restated Bylaws of StepStone Group Inc.	10-Q	3.2	2/09/2023	001-39510	
4.1	Description of Securities	10-K	4.1	6/23/2021	001-39510	
10.1	Ninth Amended and Restated Limited Partnership Agreement of StepStone Group LP, dated as of September 20, 2021, by and among StepStone Group Holdings LLC, as General Partner, and each of the other persons and entities parties thereto	8-K	10.3	9/20/2021	001-39510	
10.2	Tax Receivable Agreement (Exchanges), dated as of September 18, 2020, by and among StepStone Group Inc., StepStone Group LP, and each of the other persons and entities parties thereto	8-K	10.2	9/18/2020	001-39510	

10.3	Tax Receivable Agreement (Reorganization), dated as of September 18, 2020, by and among StepStone Group Inc., StepStone Group LP, and each of the other persons and entities parties thereto	8-K	10.3	9/18/2020	001-39510	
10.4	Exchange Agreement, dated as of September 18, 2020, by and among the Company, the Partnership, and each of the other persons and entities party thereto	8-K	10.4	9/18/2020	001-39510	
10.5	Amended and Restated Registration Rights Agreement, dated as of September 20, 2021, by and among the Company and the other persons and entities party thereto	8-K	10.4	9/20/2021	001-39510	
10.6	Amended and Restated Stockholders Agreement, dated as of September 20, 2021, by and among the Company, the Partnership and the other persons and entities party thereto	8-K	10.2	9/20/2021	001-39510	
10.7†	StepStone Group Inc. 2020 Long-Term Incentive Plan	8-K	10.7	9/18/2020	001-39510	
10.8†	Form of Restricted Stock Unit Award Agreement under the 2020 Long-Term Incentive Plan	10-Q	10.2	2/09/2023	001-39510	
10.9†	Form of Restricted Stock Unit Award Agreement under the 2020 Long-Term Incentive Plan (for awards issued prior to February 2023)	S-1	10.8	8/24/2020	333-248313	
10.10†	Form of Indemnification Agreement for directors and officers	S-1	10.9	8/24/2020	333-248313	
10.11	Class C Exchange Agreement, dated as of September 20, 2021, by and among the Company, the Partnership and the other persons and entities party thereto	8-K	10.5	9/20/2021	001-39510	
10.12	Conformed Credit Agreement dated as of September 20, 2021 as amended by Amendment No. 1 to Credit Agreement, dated as of April 19, 2023, by and among StepStone Group LP, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent and certain other lenders party thereto					X
10.13	Option Agreement, dated November 2, 2022	8-K	10.1	11/03/2022	001-39510	
21.1	List of Subsidiaries					X
23.1	Consent of Ernst & Young LLP					X
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended					X
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended					X
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

| 101 | The following financial information in Part II, Item 8, "Financial Statements and Supplementary Data" from our Annual Report on Form 10-K for the year ended March 31, 2023 formatted in Inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income (Loss); (iii) the Consolidated Statements of Comprehensive Income (Loss); (iv) the Consolidated Statements of Stockholders' Equity; (v) the Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements. | X |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) | X |

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†   Indicates a management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on May 26, 2023.

STEPSTONE GROUP INC.

By: /s/ Johnny D. Randel

Johnny D. Randel

Chief Financial Officer

(Principal Financial Officer and Authorized Signatory)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on May 26, 2023.

Signature	Title
/s/ Scott W. Hart Scott W. Hart	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Johnny D. Randel Johnny D. Randel	Chief Financial Officer (Principal Financial Officer)
/s/ David Y. Park David Y. Park	Chief Accounting Officer (Principal Accounting Officer)
/s/ Monte Brem Monte Brem	Chairman of the Board of Directors
/s/ Valerie Gay Brown Valerie Gay Brown	Director
/s/ Jose A. Fernandez Jose A. Fernandez	Director
/s/ David F. Hoffmeister David F. Hoffmeister	Director
/s/ Thomas Keck Thomas Keck	Director
/s/ Michael I. McCabe Michael I. McCabe	Director
/s/ Steven R. Mitchell Steven R. Mitchell	Director
/s/ Anne L. Raymond Anne L. Raymond	Director

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[THIS PAGE INTENTIONALLY LEFT BLANK]



BOARD OF DIRECTORS

MONTE M. BREM
Chairperson of the Board of Directors[1]
StepStone Group Inc.

VALERIE G. BROWN
Former Executive Chairman of the Board of
Directors of Advisor Group, Inc., a network of
independent investment advisors

JOSE A. FERNANDEZ
Co-Chief Operating Officer
StepStone Group Inc.

THOMAS KECK
Partner
StepStone Group LP

MICHAEL I. MCCABE
Head of Strategy
StepStone Group Inc.

STEVEN R. MITCHELL
Chief Executive Officer
Argonaut Private Capital L.P., a private equity
investment firm

SCOTT W. HART
Chief Executive Officer
StepStone Group Inc.

DAVID F. HOFFMEISTER
Former Senior Vice President and Chief Financial
Officer, Life Technologies Corporation, a global life
sciences company

ANNE L. RAYMOND
Former President, Crow Holdings Capital,
a Registered Investment Advisor

EXECUTIVE OFFICERS

SCOTT W. HART
Chief Executive Officer

JASON P. MENT
President and Co-Chief Operating Officer

JOSE A. FERNANDEZ
Co-Chief Operating Officer

JOHNNY D. RANDEL
Chief Financial Officer

MICHAEL I. MCCABE
Head of Strategy

STOCKHOLDER INFORMATION

ANNUAL MEETING
The StepStone Group Inc. 2023 Annual Meeting of
Stockholders will be held on Wednesday, September
13, 2023, at 1 p.m. Eastern Time and will be a virtual
meeting. The meeting website is
www.proxydocs.com/STEP.

AUDITORS
Ernst & Young LLP
Los Angeles, CA

**REGISTRAR AND
TRANSFER AGENT**
Equiniti Trust Company LLC
6201 15th Ave.
New York, NY 11219
800.937.5449
equiniti.com/us/ast-access

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[1] Effective August 1, 2023.